N-4/A		File Nos. 333-185866
Allianz Index Advantage		811-05618
		Class ID: C000124821
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.	1	X
Post-Effective Amendment No.
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment No.	371	X

(Check appropriate box or boxes.)
ALLIANZ LIFE VARIABLE ACCOUNT B
(Exact Name of Registrant)

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
(Name of Depositor)

5701 Golden Hills Drive, Minneapolis, MN 55416-1297
(Address of Depositor's Principal Executive Offices) (Zip Code)

(763) 765-2913
(Depositor's Telephone Number, including Area Code)

Stewart D. Gregg, Senior Securities Counsel
Allianz Life Insurance Company of North America
5701 Golden Hills Drive
Minneapolis, MN 55416-1297
(Name and Address of Agent for Service)

Approximate Date of the Proposed Public Offering: As soon as practicable after the effective date of this filing.

Titles of Securities Being Registered:	Individual Flexible Purchase Payment Variable and Index-Linked Deferred Annuity Contract

The Registrant hereby amends this  Registration  Statement on such date or dates as may be necessary to delay its effective date until the Registrant  shall file a further amendment which specifically  states that this Registration  Statement shall thereafter  become  effective  in  accordance  with  Section  8(a) of the Securities  Act of  1933  or  until  the  Registration Statement  shall  become effective on such date as the Commission,  acting pursuant to said Section 8(a), may determine.

PART A – PROSPECTUS

ALLIANZ INDEX ADVANTAGESM VARIABLE ANNUITY CONTRACT
Issued by Allianz Life® Variable Account B and Allianz Life Insurance Company of North America (Allianz Life®, we, us, our)
Prospectus Dated: [To be added by pre-effective amendment]
The information in this prospectus is not complete and may be changed. We cannot sell Allianz Index Advantage Variable Annuity pursuant to this prospectus until the Registration Statement containing this prospectus filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the Contract and is not soliciting an offer to buy the Contract in any state where the offer or sale is not permitted.
This prospectus describes an individual flexible purchase payment variable and index-linked deferred annuity contract (Contract). The Contract offers both variable investment allocation options (Variable Options) and index-linked investment allocation options (Index Options). (The Variable Options and the Index Options together are referred to as Allocation Options.) Purchase Payments can be allocated to any or all of the Variable Options or Index Options. The Contract also offers various standard annuity features, including multiple fixed annuitization options (Annuity Options), a free withdrawal privilege, and a guaranteed death benefit (Traditional Death Benefit). The Contract has a six-year withdrawal charge period.

If you allocate money (Purchase Payments) to the Variable Options, the value of your investment (Variable Account Value) increases and decreases based on your selected Variable Options’ performance. The Variable Options do not provide any protection against loss of principal. You can lose money you allocate to the Variable Options. These are the Variable Options we currently offer:

AZL® MVP Growth Index Strategy Fund	AZL® MVP Balanced Index Strategy Fund	AZL® Money Market Fund

If you allocate Purchase Payments to the Index Options, you receive annual returns (Credits) based on the performance of one or more securities indices (Index or Indices). Unlike the Variable Options, the Index Options do not involve an indirect investment by you in any underlying fund. Instead, the Credits are an obligation of Allianz Life, and these Credits are calculated by us based on annual changes in the Index’s value.

If you allocate Purchase Payments to an Index Option, you must select a Credit calculation method (Crediting Method). We currently offer two Crediting Methods. Both Crediting Methods provide a combination of a level of protection against negative Index performance, and also a limitation on participation in positive Index performance. The Contract Value you allocate to an Index Option may fluctuate between the dates we apply a Credit.

These are the Indices and Crediting Methods we currently offer:

S&P 500®…………………………………………….....	available with….......	Index Protection Strategy and Index Performance Strategy
Russell 2000® Index and NASDAQ-100® Index…….	available with….......	Index Performance Strategy

The Index Protection Strategy provides a Declared Protection Strategy Credit if the change in Index value from one year to the next is greater than or equal to zero. If the change in value is negative you do not receive a Credit, but you also do not receive a negative Credit. We can change the amount of the Declared Protection Strategy Credit at the beginning of each year. The Index Performance Strategy provides a different form of Credit calculation. You receive a positive Performance Credit based on positive annual changes in Index value subject to an upper limit called the Cap. If the change in Index value is negative you may receive a negative Performance Credit if the loss is greater than a specified percentage called the Buffer. We can change the Caps at the beginning of each year, but we establish the Buffers at the beginning of the first year and we cannot change it. The Caps and Buffers can be different for different Indices. The Index Performance Strategy includes a risk of potential loss of principal for negative performance in excess of the Buffer. You can lose money that you allocate to the Index Performance Strategy.

All guarantees under the Contract are the obligations of Allianz Life and are subject to the claims paying ability of Allianz Life.

The Contract involves certain risks, as described in section 1, Risk Factors on page 15 of this prospectus.

Please read this prospectus before investing and keep it for future reference. It contains important information about your annuity and Allianz Life that you ought to know before investing. This prospectus is not an offering in any state, country, or jurisdiction in which we are not authorized to sell the Contracts. You should rely only on the information contained in this prospectus. We have not authorized anyone to give you different information.

Allianz Life Variable Account B is the Separate Account that holds the assets allocated to the Variable Options. Additional information about the Separate Account has been filed with the Securities and Exchange Commission (SEC) and is available upon written or oral request without charge, or on the EDGAR database on the SEC’s website (http://www.sec.gov). A Statement of Additional Information (SAI) dated the same date as this prospectus includes additional information about the annuity offered by this prospectus. The SAI is incorporated by reference into this prospectus. The SAI is filed with the SEC on Form N-4 and is available without charge by contacting us at the telephone number or address listed at the back of this prospectus. The SAI’s table of contents appears after the Privacy and Security Statement in this prospectus. The prospectus, SAI and other Contract information are also available on the EDGAR database.

The SEC has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. An investment in this Contract is not a deposit of a bank or financial institution and is not federally insured or guaranteed by the Federal Deposit Insurance Corporation or any other federal government agency. An investment in this Contract involves investment risk including the possible loss of principal. Variable and index-linked annuity contracts are complex insurance and investment vehicles. Before you invest, be sure to ask your Financial Professional about the Contract’s features, benefits, risks, and fees, and whether the Contract is appropriate for you based upon your financial situation and objectives.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

TABLE OF CONTENTS

Glossary	3	4. Purchasing the Contract	21
SUMMARY	7	Purchase Requirements	21
Who Should Consider Purchasing the Contract?	7	Faxed Applications	21
What Are the Contract’s Charges?	7	Allocation of Purchase Payments and Transfers Between the Allocation Options	22
What Are the Contract’s Benefits?	8	Automatic Investment Plan (AIP)	23
How Can I Allocate My Purchase Payments?	9	Free Look/Right-to-Examine Period	23
What Are the Different Values Within the Contract?	9	5. Variable Options	24
How Do We Apply Credits to the Index Options?	10	Substitution of Variable Options and Limitation on Further Investments	25
How Do the Cap and Buffer Affect My Contract’s Potential Growth?	10	Transfers Between Variable Options	25
Can My Contract Lose Value Because of Negative Changes in an Index’s Value?	10	Electronic Variable Option Transfer and Allocation Instructions	26
Can I Transfer Index Option Value Between the Allocation Options?	10	Excessive Trading and Market Timing	26
How Can I Take Money Out of My Contract?	11	Financial Advisers – Asset Allocation Programs	28
What Are My Annuity Options?	11	Voting Privileges	28
Does the Contract Provide a Death Benefit?	11	6. Valuing Your Contract	29
Fee Tables	12	Accumulation Units	29
Owner Transaction Expenses	12	Computing Variable Account Value	29
Owner Periodic Expenses	12	7. Index Options	30
Annual Operating Expenses of the Variable Options	13	Determining the Index Protection Strategy Index Option Value	30
Examples	14	Determining the Index Performance Strategy Index Option Values	31
1. Risk Factors	15	The Alternate Minimum Value	33
Liquidity Risk	15	Optional Rebalancing Program	34
Risk of Investing in Securities	15	8. Expenses	34
Risk of Negative Returns	16	Product Fee	34
Calculation of Credits	16	Contract Maintenance Charge	35
Substitution of an Index	16
Changes to Caps, Buffers, and Declared Protection	17	Withdrawal Charge	35
Strategy Credits		Transfer Fee	37
Variable Option Risk	17	Premium Tax	37
Our Financial Strength and Claims-Paying Ability	17	Income Tax	37
Regulatory Protections	17	Variable Option Expenses	37
2. The Variable Annuity Contract	18	9. Access to Your Money	38
State Specific Contract Restrictions	18	Free Withdrawal Privilege	39
When The Contract Ends	19	Systematic Withdrawal Program	39
3. Ownership, Annuitants, Determining Life, Beneficiaries, and Payees	19	Minimum Distribution Program and Required Minimum Distribution (RMD) Payments	39
Owner	19	Waiver of Withdrawal Charge Benefit	39
Joint Owner	19	Suspension of Payments or Transfers	40
Annuitant	19	10. The Annuity Phase	40
Determining Life (Lives)	20	Calculating Your Annuity Payments	40
Beneficiary	20	Annuity Payment Options	40
Payee	20	When Annuity Payments Begin	41
Assignment, Changes of Ownership and Other Transfers of Contract Rights	20

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

11. Death Benefit	42	15. Selected Financial Data	77
Death of the Owner and/or Annuitant	43	Management’s Discussion and Analysis of Financial Condition and Results of Operations (For the 12 month period ending December 31, 2012)	77
Death Benefit Payment Options During the Accumulation Phase	43	16. Financial Statements	109
12. Taxes	44	17. Privacy and Security Statement	110
Qualified and Non-Qualified Contracts	44	18. Table of Contents of the Statement of Additional Information (SAI)	111
Taxation of Annuity Contracts	44
Tax-Free Section 1035 Exchanges	45	Appendix A – Available Indices	112
13. Other Information	45	Standard & Poor’s 500® Index	112
The Separate Account	45	Russell 2000® Index	113
Our General Account	46	NASDAQ-100® Index	113
Distribution	46	Appendix B – Daily Adjustment	113
		Appendix C – Financial Statements	114
Additional Credits for Certain Groups	47	For Service or More Information	197
Administration/Allianz Service Center	47	Our Service Center	197
Legal Proceedings	48
Status Pursuant to Securities Exhange Act of 1934	48
14. Information on Allianz Life	49
Directors, Executive Officers and Corporate Governance	49
Executive Compensation	55
Security Ownership of Certain Beneficial Owners and Management	70
Transactions with Related Persons, Promoters and Certain Control Persons	70
Risks Associated with the Financial Servies Industry	70

GLOSSARY

This prospectus is written in plain English. However, there are some technical words or terms that are capitalized and are used as defined terms throughout the prospectus. For your convenience, we included this glossary to define these terms.

Accumulation Phase – the initial phase of your Contract before you apply your Contract Value to Annuity Payments. The Accumulation Phase begins on the Issue Date.

Allocation Options – the Variable Options and Index Options available to you under the Contract.

Alternate Minimum Value – the guaranteed minimum on each Index Option Value we provide if you take a withdrawal, annuitize the Contract, transfer Contract Value out of Index Options, or if we pay a death benefit.

Annuitant – the individual upon whose life we base the Annuity Payments. Subject to our approval, the Owner designates the Annuitant, and can add a joint Annuitant for the Annuity Phase. There are restrictions on who can become an Annuitant.

Annuity Date – the date we begin making Annuity Payments to the Payee from the Contract.

Annuity Options – the annuity income options available to you under the Contract.

Annuity Payments – payments made by us to the Payee pursuant to the chosen Annuity Option.

Annuity Phase – the phase the Contract is in once Annuity Payments begin.

Beneficiary –the person(s) the Owner designates to receive any death benefit, unless otherwise required by the Contract or applicable law.

Buffer – under the Index Performance Strategy, this is the negative Index Return that Allianz Life absorbs before applying a negative Performance Credit on an Index Anniversary. We declare Buffers for each Index Performance Strategy Index Option on the Issue Date. Buffers do not change after the Issue Date.

Business Day – each day on which the New York Stock Exchange is open for trading, except, with regard to a specific Variable Option, when that Variable Option does not value its shares. Allianz Life is open for business on each day that the New York Stock Exchange is open. Our Business Day closes when regular trading on the New York Stock Exchange closes, which is usually at 4:00 p.m. Eastern Time.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

Cap – under the Index Performance Strategy, this is the maximum amount of positive Index Return that you can receive as a positive Performance Credit on an Index Anniversary. We declare Caps for each Index Performance Strategy Index Option on the Index Effective Date and each Index Anniversary. The Caps are shown on the Index Options Statement.

Charge Base – the Contract Value on any Quarterly Contract Anniversary, adjusted for subsequent Purchase Payments and withdrawals. We use the Charge Base to determine the next product fee we deduct.

Contract – the deferred annuity contract described by this prospectus.

Contract Anniversary – a twelve-month anniversary of the Issue Date or any subsequent Contract Anniversary.

Contract Value – on any Business Day, the sum of your Index Option Value(s) and Variable Account Value. The Contract Value does not include any currently applicable withdrawal charge, final product fee, or final contract maintenance charge. The Variable Account Value component of the Contract Value fluctuates each Business Day. The Index Option Value component of the Contract Value is adjusted on each Index Anniversary to reflect Index Credits, and on every other Business Day, the Index Performance Strategy component of the Contract Value reflects the Daily Adjustment.

Contract Year – any period of twelve months beginning on the Issue Date or a subsequent Contract Anniversary.

Credit – the annual return you may receive when you allocate money to an Index Option.

Crediting Method – a method we use to calculate annual Credits if you allocate money to an Index Option.

Daily Adjustment – the change in the market value of an Index Option under the Index Performance Strategy as discussed in section 7, Index Options and Appendix B. Each Index Performance Strategy Index Option has a Daily Adjustment. We use the Daily Adjustment to calculate each Index Performance Strategy Index Option Value on each Business Day during the Index Year other than the Index Effective Date or Index Anniversary. The Daily Adjustment can affect the values available for withdrawals, annuitizations, death benefits, and the Contract Value used to determine the Charge Base and contract maintenance charge.

Declared Protection Strategy Credit – the positive Credit we apply on the Index Anniversary under the Index Protection Strategy if the change in Index value from one Index Anniversary to the next is greater than or equal to zero. We set the Declared Protection Strategy Credit for each Index Protection Strategy Index Option on the Index Effective Date and each Index Anniversary. The Declared Protection Strategy Credit is shown on the Index Options Statement.

Determining Life (Lives) – the person(s) designated at Contract issue and named in the Contract on whose life we base the guaranteed Traditional Death Benefit.

Financial Professional – the person who advises you regarding the Contract.

Good Order – a request is in “Good Order” if it contains all of the information we require to process the request. If we require information to be provided in writing, “Good Order” also includes providing information on the correct form, with any required certifications or guarantees, delivered to the correct mailing address listed at the back of this prospectus and received at the Service Center. If you have questions about the information we require, or whether you can submit certain information by fax, please contact the Service Center.

Index (Indices) – one (or more) of the securities indexes available to you under the Contract. Some Indices are only available under certain Crediting Methods.

Index Anniversary – a twelve-month anniversary of the Index Effective Date or any subsequent Index Anniversary.

Index Effective Date – the date shown on the Index Options Statement that starts the first Index Year. When you purchase this Contract you select the Index Effective Date as discussed in section 4, Purchasing the Contract – Allocation of Purchase Payments and Transfers Between the Allocation Options.

Index Option – the combination of an Index and a Crediting Method to which you can allocate money.

Index Option Base – an amount we use to calculate Credits, and if you select the Index Performance Strategy, the Daily Adjustment. The Index Option Base is equal to the amounts you allocate to an Index Option adjusted for withdrawals, Contract expenses, transfers into or out of the Index Option, and the application of any Credits.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

Index Option Value – on any Business Day it is equal to the value in an Index Option. We establish an Index Option Value for each Index Option you select. Each Index Option Value includes any Credits from previous Index Anniversaries and the deduction of any previously assessed contract maintenance charge, product fee, and withdrawal charge. On each Business Day during the Index Year other than the Index Effective Date or an Index Anniversary, each Index Option Value under the Index Performance Strategy also includes the Daily Adjustment. If you take a withdrawal, annuitize the Contract, transfer Contract Value out of Index Options, or if we pay a death benefit each Index Option Value also includes any increase from the Alternate Minimum Value.

Index Options Statement – an account statement we mail to you on the Index Effective Date and each Index Anniversary thereafter. On the Index Effective Date, the statement shows the Caps and the Declared Protection Strategy Credit that are initially declared on the Index Effective Date. On each Index Anniversary, the statement shows the new Caps and Declared Protection Strategy Credit that are effective for the next year.

Index Performance Strategy – one of the Crediting Methods available to you under the Contract. The Index Performance Strategy calculates Performance Credits based on Index Returns subject to a Cap and Buffer. You can receive negative Performance Credits under this Crediting Method, which means you can lose principal.

Index Protection Strategy – one of the Crediting Methods available to you under the Contract. Under the Index Protection Strategy you receive the Declared Protection Strategy Credit if the change in Index value from one Index Anniversary to the next is zero or more. You cannot receive a negative Credit under this Crediting Method.

Index Return – a calculation we use to determine the Performance Credits on each Index Anniversary. The Index Return is an Index’s current value, minus its value on the last Index Anniversary (or the Index Effective Date if this is the first Index Anniversary), divided by the Index’s value on the last Index Anniversary (or the Index Effective Date if this is the first Index Anniversary).

Index Year – any period of twelve months beginning on the Index Effective Date or a subsequent Index Anniversary.

Issue Date – the date shown on the Contract that starts the first Contract Year. Contract Anniversaries and Contract Years are measured from the Issue Date. We must receive your initial Purchase Payment and all necessary information before we issue the Contract.

Joint Owners – two Owners who own a Contract.

Lock Date – under the Index Performance Strategy the Business Day we process your request to lock in an Index Option Value (a Performance Lock) and receive a Credit before the Index Anniversary.

Non-Qualified Contract – a Contract that is not purchased under a pension or retirement plan qualified for special tax treatment under sections of the Internal Revenue Code.

Owner – “you,” “your” and “yours.” The person(s) or entity designated at Contract issue and named in the Contract who may exercise all rights granted by the Contract.

Payee – the person or entity who receives Annuity Payments during the Annuity Phase.

Performance Lock – a feature under the Index Performance Strategy that allows you to lock in each of your current Index Option Values before the Index Anniversary. A Performance Lock applies to the total Index Option Value in an Index Option, and not just a portion of that Index Option Value. After the Lock Date Daily Adjustments do not apply for the remainder of the Index Year and the Index Option Value will not receive a Performance Credit on the next Index Anniversary.

Performance Credit – the Credit we apply on the Index Anniversary under the Index Performance Strategy. We base Performance Credits on Index Returns adjusted by the Cap or Buffer. Performance Credits can be negative.

Proxy Investment – an investment tracking mechanism we establish that is structured as a hypothetical set of call and put options designed to provide the same returns as the Performance Credits under the Index Performance Strategy on an Index Anniversary. We use the Proxy Investment to calculate the Daily Adjustment between Index Anniversaries. For more information, see Appendix B.

Proxy Value – the value of the Proxy Investment for an Index Performance Strategy Index Option used to calculate the Daily Adjustment as discussed in Appendix B.

Purchase Payment – the money you put into the Contract.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

Qualified Contract – a Contract purchased under a pension or retirement plan qualified for special tax treatment under sections of the Internal Revenue Code (for example, 401(a) and 401(k) plans), Individual Retirement Annuities (IRAs), or Tax-Sheltered Annuities (referred to as TSA or 403(b) contracts). Currently, we issue Qualified Contracts that may include, but are not limited to Roth IRAs, Traditional IRAs and Simplified Employee Pension (SEP) IRAs.

Quarterly Contract Anniversary – the day that occurs three calendar months after the Issue Date or any subsequent Quarterly Contract Anniversary.

Separate Account – Allianz Life Variable Account B is the Separate Account that issues the variable investment portion of your Contract. It is a separate investment account of Allianz Life. The Separate Account holds the Variable Options that underlie the Contracts. The Separate Account is divided into subaccounts, each of which invests exclusively in a single Variable Option.

Service Center – the area of our Company that issues Contracts and provides Contract maintenance and routine customer service. Our Service Center address and telephone number are listed at the back of this prospectus. The address for mailing applications and/or checks for Purchase Payments may be different and is also listed at the back of this prospectus.

Traditional Death Benefit – the death benefit provided by the Contract that is equal to the greater of Contract Value (after deduction of the final product fee), or total Purchase Payments adjusted for withdrawals.

Valid Claim – the documents we require to be received in Good Order at our Service Center before we pay any death claim. This includes the death benefit payment option, due proof of death, and any required governmental forms. Due proof of death includes a certified copy of the death certificate, a decree of court of competent jurisdiction as to the finding of death, or any other proof satisfactory to us.

Variable Account Value – on any Business Day, the sum of the values in your selected Variable Options. The Variable Account Value includes the deduction of the Variable Option operating expenses, and any previously assessed transfer fee, contract maintenance charge, product fee, and withdrawal charge.

Variable Options – the variable investments available to you under the Contract. Variable Option performance is based on the securities in which they invest.

Withdrawal Charge Basis – the total amount under your Contract that is subject to a withdrawal charge as discussed in section 8, Expenses – Withdrawal Charge.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

SUMMARY

The Allianz Index Advantage Variable Annuity is a variable and index-linked annuity product. When you purchase a Contract, you tell us how to allocate your money. You can select any or all of the available Variable Options and Index Options. If an Index is available under multiple Crediting Methods, you can allocate money to each of the available methods. Your allocations must be in whole percentages and we only allow allocations to the Index Options once each Index Year. If you allocate money to the Variable Options offered through the Contract, the value of your investment (Variable Account Value) increases and decreases based on your selected Variable Options performance. If you allocate money to an Index Option we calculate an annual return, or Credit, on each twelve-month anniversary (Index Anniversary) of the Index start date shown on your Index Options Statement (Index Effective Date). The Credit is based on the change in value of one or more nationally recognized securities Indices. Credits may be positive, zero, or, in some instances, negative, depending on the Index Option you select.

The Contract has two phases: the Accumulation Phase and the Annuity Phase. During the Accumulation Phase your Contract Value (the total of your Variable Account Value and all Index Option Values) fluctuates based on the returns of your selected Variable Options and Index Options. During the Accumulation Phase you can add Purchase Payments to your Contract, take withdrawals, and we pay a death benefit if you die.

The Accumulation Phase of your Contract ends and the Annuity Phase starts once you begin Annuity Payments. You can take Annuity Payments based on your Contract Value as discussed in section 10, The Annuity Phase.

Who Should Consider Purchasing the Contract?

We designed the Contract for people who are looking for a level of protection for their principal while providing potentially higher returns than are available on traditional fixed annuities.

What Are the Contract’s Charges?

The Contract includes a contingent withdrawal charge, product fee, contract maintenance charge, and transfer fee. These fees and charges are discussed in more detail in section 8, Expenses.

The withdrawal charge is calculated based upon Purchase Payments. The withdrawal charge period applies separately to each Purchase Payment. The withdrawal charge starts at 8.5% and decreases to zero after we have had a Purchase Payment for six complete years. During the period that the withdrawal charge applies, if you withdraw more than is allowed under the free withdrawal privilege, we may deduct a withdrawal charge. (See section 9, Access to Your Money – Free Withdrawal Privilege.)

We assess a [to be added by pre-effective amendment]% annualized product fee. The fee is deducted quarterly during the Accumulation Phase while your Contract Value is positive. We calculate and accrue the fee on a daily basis as a percentage of the Charge Base. The Charge Base is the Contract Value on the preceding Quarterly Contract Anniversary, adjusted for subsequent Purchase Payments and withdrawals. A Quarterly Contract Anniversary is the day that occurs three calendar months after the date we issue the Contract (Issue Date) or any subsequent Quarterly Anniversary.

We assess a $50 contract maintenance charge annually, but we waive this charge if your Contract Value is at least $100,000.

We assess a $25 transfer fee for each transfer between the Variable Options after 12 taken in a Contract Year. A Contract Year is any period of twelve months beginning on the Issue Date or a subsequent Contract Anniversary (a twelve-month anniversary of the Issue Date).

Contract charges and pro-rata fees will be assessed on any full or partial withdrawal from either the Variable Options or the Index Options.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

What Are the Contract’s Benefits?

The Contract offers a variety of variable and index-linked Allocation Options, each with different return and risk characteristics.

The Contract offers two Crediting Methods:

The Index Protection Strategy provides a Declared Protection Strategy Credit on an Index Anniversary if your selected Index’s current value is equal to or greater than the Index value on the last Index Anniversary (or the Index Effective Date if this is the first Index Anniversary). If an Index Anniversary does not occur on a Business Day, we use the next Business Day’s Index value. A Business Day is any day the New York Stock Exchange is open, except, with regard to a specific Variable Option, when that Variable Option does not value its shares.

We set the amount of the Declared Protection Strategy Credit at the beginning of each Index Year (the Index Effective Date and subsequent Index Anniversaries) and we pay this Credit if the change in Index value is zero or more regardless of the amount of the actual change in Index value. If the change in Index value is negative you do not receive the Declared Protection Strategy Credit, but you also do not receive a negative Credit. We can change the Declared Protection Strategy Credit annually. For information on the Declared Protection Strategy Credit we currently offer see [website address to be added by pre-effective amendment]. This value may change before we issue your Contract. We publish any change to the Declared Protection Strategy Credit on the website one week before it takes effect. The minimum Declared Protection Strategy Credit is 1.5% for the entire time you own your Contract. We will inform you of the Declared Protection Strategy Credit applicable to your Contract in your annual Index Options Statement, which we will mail to you on the Index Effective Date and each subsequent Index Anniversary.

If Index performance is positive, the Index Performance Strategy can provide a positive Performance Credit equal to the Index Return adjusted by an upper limit called the Cap. The Index Return is an Index’s value on the current Index Anniversary, minus its value on the last Index Anniversary (or the Index Effective Date if this is the first Index Anniversary), divided by the Index’s value on the last Index Anniversary. If Index Return is negative, you may receive a negative Performance Credit if the loss is greater than a specified percentage called the Buffer. If the Index Return is negative, but less than or equal to the Buffer, your Performance Credit is zero. We can change the Caps annually, but we establish the Buffers on the Issue Date and we cannot change them. The Caps and Buffers can be different for different Indices. For information on the Index Performance Strategy Caps and Buffers we currently offer see [website address to be added by pre-effective amendment]. These values may change before we issue your Contract. We publish any change to the Caps and Buffers on the website one week before they take effect. The minimum Index Performance Strategy Buffer is 1%. Your actual Buffers are stated in your Contract. The minimum and actual Buffers do not change for the entire time you own your Contract. The minimum Index Performance Strategy Cap is 1.5% for the entire time you own your Contract. We will inform you of the Index Performance Strategy Caps for your Contract in the Index Options Statement, which we will mail to you on the Index Effective Date. Thereafter, we will inform you of the Index Performance Strategy Caps applicable to your Contract for the current Index Year in your annual Index Options Statement, which we will mail to you on each Index Anniversary.

You can receive negative Credits under the Index Performance Strategy, but not under the Index Protection Strategy. (For more information see section 7, Index Options.)

The two Crediting Methods cannot be eliminated or modified; however, the amount of the Declared Protection Strategy Credit and the Caps can be adjusted each Index Year. An Index can be removed or replaced as described in section 1, Risk Factors – Substitution of an Index. We can add new Crediting Methods to your Contract in the future, and you can select these Crediting Methods if they are made available to you.

The Contract has a free withdrawal privilege that allows you to withdraw up to 10% of your total Purchase Payments from your Contract each Contract Year during the Accumulation Phase without incurring a withdrawal charge. The Contract includes a waiver of withdrawal charge benefit in most states that allows you to take money out of the Contract without incurring a withdrawal charge if you are confined to a nursing home for a period of time. The Contract has several Annuity Options which can provide guaranteed income for life, or life and term certain. (For more information see section 9, Access to Your Money and section 10, The Annuity Phase.)

The Contract includes an Alternate Minimum Value that provides a guaranteed minimum on each of your Index Option Values if you take a withdrawal, annuitize the Contract, transfer Contract Value out of Index Options, or if we pay a death benefit.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

How Can I Allocate My Purchase Payments?

You can allocate your Purchase Payments to any or all of the available Allocation Options in whole percentages. We only allow allocations to the Index Options on the Index Effective Date and on subsequent Index Anniversaries. The Index Effective Date that starts the first Index Year is the date shown on the Index Options Statement. An Index Anniversary is a twelve-month anniversary of the Index Effective Date or any subsequent Index Anniversary. An Index Year is any period of twelve months beginning on the Index Effective Date or a subsequent Index Anniversary. You can only reallocate money from the Index Options to the Variable Options on every sixth Index Anniversary.

NOTE: You must allocate additional Purchase Payments you make after the Index Effective Date to the Variable Options until the next Index Anniversary. Additional Purchase Payments that you make after the Index Effective Date and allocate to an Index Option are not eligible to receive Credits until the second Index Anniversary after we receive them because they are not applied to the Index Option until the next Index Anniversary.

What Are the Different Values Within the Contract?

The Contract provides the following values.

•
The Contract Value is the sum of your Variable Account Value and total Index Option Values. Contract Value does not include any currently applicable withdrawal charge, final product fee, or final contract maintenance charge that we assess on a full withdrawal or when you request Annuity Payments.

•
The Variable Account Value is the sum of the values in your selected Variable Options. It includes the deduction of Variable Option operating expenses, and any previously assessed transfer fee, contract maintenance charge, product fee, and withdrawal charge. Your Variable Account Value changes daily based on the performance of your selected Variable Options.

•
The total Index Option Value is the sum of the values in each of your selected Index Options. Each Index Option Value includes any Credits from previous Index Anniversaries and the deduction of any previously assessed contract maintenance charge, product fee, and withdrawal charge. On each Business Day during the Index Year other than the Index Effective Date or an Index Anniversary, we calculate the current Index Option Value for each Index Performance Strategy Index Option by applying a Daily Adjustment to the Index Option Base (equals the amounts you allocate to an Index Option adjusted for withdrawals, Contract expenses, transfers into or out of the Index Option, and the application of any Credits). We calculate the Daily Adjustment before we process any partial withdrawal or deduct any Contract expenses, and the adjustment can be positive or negative. Any amounts removed from an Index Performance Strategy Index Option during the Index Year do not receive a Performance Credit on the next Index Anniversary, but the amount remaining does receive a Performance Credit subject to the Cap and Buffer. If you take a withdrawal, annuitize the Contract, transfer Contract Value out of Index Options, or if we pay a death benefit the Index Option Value also includes any increase from the Alternate Minimum Value, if higher. If we are determining the Alternate Minimum Value for an Index Performance Strategy Index Option Value on any day other than an Index Anniversary, we first calculate the Index Option Value and apply the Daily Adjustment, then compare this value to its associated Alternate Minimum Value and we pay the greater of these two amounts. If we are paying a partial withdrawal, we compare the percentage of Index Option Value with an equivalent percentage of its Alternate Minimum Value. We expect that an Alternate Minimum Value generally will not be greater than its Index Option Value.

During the Index Year the Index Protection Strategy Index Option Values do not change for Index performance. On each Business Day during the Index Year other than the Index Effective Date or Index Anniversary, the Index Performance Strategy Index Option Values change for Index performance through the Daily Adjustment. The Daily Adjustment tracks the hypothetical value of a Proxy Investment (called the Proxy Value).

We create a Proxy Investment for each Index Performance Strategy Index Option. The Proxy Investments are an investment tracking mechanism we establish that is structured as a hypothetical set of european call and put options designed to provide the same returns as the Performance Credits under the Index Performance Strategy on the Index Anniversary. The present value of Performance Credits can be replicated during the Index Year by determining the value of the Proxy Value. We calculate the Proxy Value using the Black Scholes model.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

The Black Scholes model is a mathematical model which can be used to derive the present value of european calls and puts. The model relies upon inputs of volatility, interest rates, and dividend yields. The model is widely used by experts in the financial markets to provide a method of calculating the present value of european calls and puts. The model has been demonstrated to provide a value which aligns closely to market observed values for european call and put options. We use the Black Scholes model to determine a present value of the Performance Credit. The change in the present value of the Performance Credit is used to calculate the Daily Adjustment.

When the Daily Adjustment is positive, your Index Option Value has increased since the beginning of the year; when it is negative, your Index Option Value has decreased (excluding the effect of any partial withdrawal or the deduction of Contract expenses). The Daily Adjustment is generally negatively affected by increases in the expected volatility of index prices, interest rate decreases, and by poor market performance. All other factors being equal, even if the current Index Return during the Index Year is greater than the Cap, the Daily Adjustment will be lower than the Cap during the Index Year and will not be equal to the Cap until the next Index Anniversary. Even if the current Index Return during the Index Year is within the Buffer or positive, the Daily Adjustment may be negative until the Index Anniversary.

For more information see section 6, Valuing Your Contract, section 7, Index Options, and Appendix B. The Black Scholes model is also described in more detail in Exhibit 99(b) of the Form S-1 Registration Statement filed with the SEC, of which this prospectus is a part. This information is incorporated by reference into this prospectus. You can obtain a copy of Exhibit 99(b) by calling (800) 624-0197.

How Do We Apply Credits to the Index Options?

We generally calculate and apply Credits on the Index Anniversary based on either the change in the Index’s value (Index Protection Strategy), or the Index Returns (Index Performance Strategy). Positive Credits are not guaranteed. Credits can be zero or, under the Index Performance Strategy, negative after application of the Buffer.

Under the Index Performance Strategy you can lock in the current Index Option Value on any Business Day during the Index Year by requesting a Performance Lock. You can request a lock once each Index Year for each of your selected Index Performance Strategy Index Options. A Performance Lock applies to the total Index Option Value (including any Daily Adjustment) in an Index Option, and not just a portion of that Index Option Value. After the Business Day we process your request to lock in an Index Option Value (Lock Date), Daily Adjustments do not apply for the remainder of the Index Year and the Index Option Value will not receive a Performance Credit on the next Index Anniversary.

NOTE REGARDING WITHDRAWALS DURING THE INDEX YEAR:
•
Amounts removed from the Index Options during the Index Year for partial withdrawals and Contract expenses do not receive a Credit on the next Index Anniversary. However, the remaining amount is eligible for a Credit, subject to the Cap and Buffer for the Index Performance Strategy Index Options. Contract expenses include the product fee, contract maintenance charge and any applicable withdrawal charge.

•
If you take a partial withdrawal from an Index Performance Strategy Index Option on any day other than an Index Anniversary, we first calculate the Index Option Value and apply the Daily Adjustment, then compare the percentage of Index Option Value withdrawn to an equivalent percentage of its Alternate Minimum Value and pay you the greater of these two amounts.

How Do the Caps and Buffers Affect My Contract’s Potential Growth?

The Index Performance Strategy involves both a Cap and a Buffer. The Cap limits your ability to receive positive index-linked returns, and the Buffer limits the impact of negative returns. We set the Buffers on the Issue Date and the initial Caps on the Index Effective Date. We declare new Caps on each Index Anniversary. The Caps do not change during the Index Year. The Buffers do not change after the Issue Date. The Index Performance Strategy Buffers cannot be less than 1% and the Caps cannot be less than 1.5% for the entire time you own your Contract. For information on the Caps and Buffers we currently offer [website address to be added by pre-effective amendment]. We publish any change to the Caps and Buffers on the website one week before they take effect.

Can My Contract Lose Value Because of Negative Changes in an Index’s Value?

If you select the Index Performance Strategy your Contract can lose value due to negative Index Returns. However, allocations to the Index Protection Strategy cannot lose value due to a negative change in Index value.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

Can I Transfer Index Option Value Between the Allocation Options?

On each Index Anniversary you can transfer Variable Account Value to the available Index Options and you can reallocate your Index Option Values. On every sixth Index Anniversary you can transfer Index Option Value to the Variable Options. We do not require a minimum amount on transfers from the Index Options to the Variable Options, and we do not require Index Option Value to be in an Index Option for any minimum amount of time before you can transfer it to the Variable Options.

How Can I Take Money Out of My Contract?

You can take money out of your Contract by taking withdrawals, required minimum distributions or Annuity Payments. You can withdraw money from either the Variable Options or the Index Options. Amounts withdrawn from an Index Performance Strategy Index Option on any day other than an Index Anniversary do not receive a Performance Credit, but they do receive the Daily Adjustment on the day of the withdrawal. Amounts withdrawn from an Index Protection Strategy Index Option will not receive a Declared Protection Strategy Credit.

A withdrawal before an Index Anniversary from an Index Performance Strategy Index Option may not receive the full benefit of the Buffer or the Cap. This occurs because the Daily Adjustment calculation takes into account what may potentially happen between the withdrawal date and the next Index Anniversary. As a result, even though a negative Index Return may be within the amount of the Buffer, the Contract Owner (person(s) designated at Contract issue who may exercise all rights granted by the Contract) still may receive a negative Credit because there is a possibility that the Index Return could decrease before the end of the Index Year. Similarly, even if the Index Return is above the Cap, the Daily Adjustment may not reflect an Index Credit up to the Cap, because there is a possibility that the Index Return could decrease before the end of the Index Year.

If you withdraw more than is allowed by the free withdrawal privilege we may assess a withdrawal charge. Under the waiver of withdrawal charge benefit you can take a one-time withdrawal from your Contract after the first Contract Anniversary without incurring a withdrawal charge if you are confined to a nursing home for a period of time. If you take required minimum distributions from a Contract that qualifies for special tax treatment under sections of the Internal Revenue Code (Qualified Contract) to pay required minimum distribution amounts owing with regard to the Contract, these distributions are not subject to a withdrawal charge. However, required minimum distributions reduce the amount available under the free withdrawal privilege. When we process a withdrawal from an Index Performance Strategy Index Option under the free withdrawal privilege, waiver of withdrawal charge benefit, or required minimum distribution program on a day other than an Index Anniversary we first calculate the Index Option Value using the Daily Adjustment. This calculation does not affect the amount we pay you. Instead, it affects the amount we remove from an Index Option Value for the withdrawal because withdrawals come out of the Allocation Options proportionately based on the percentage of Contract Value in each Allocation Option unless you instruct us to remove money from specific Allocation Options. For more information see section 9, Access to Your Money.

What Are My Annuity Options?

The Contract includes several Annuity Options that can provide fixed life, or fixed life and term certain Annuity Payments. The designated individual(s) upon whose life we base Annuity Payments are the Annuitant(s). For more information see section 10, The Annuity Phase.

Does the Contract Provide a Death Benefit?

The Contract provides a guaranteed Traditional Death Benefit based on the greater of Contract Value or total Purchase Payments adjusted for withdrawals. The Traditional Death Benefit is a first-to-die death benefit based on the life of the person(s) designated at Contract issue (Determining Life). The Determining Life (or Lives) is either the Owner(s) or the Annuitant if the Owner is a non-individual. We establish the Determining Lives at Contract issue and they generally do not change unless there is a divorce or you establish a Trust. If you change Owners or the Annuitant after the Issue Date, upon death of the Owner, the person(s) designated to receive the death benefit (Beneficiary(s)) may only receive the Contract Value. For more information see section 3, Ownership, Annuitants, Determining Life, Beneficiaries, and Payees and section 11, Death Benefit.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

FEE TABLES

These tables describe the fees and expenses you pay when purchasing, owning and taking a withdrawal from the Contract, or transferring Contract Value between Allocation Options. For more information, see section 8, Expenses.

OWNER TRANSACTION EXPENSES

Withdrawal Charge During Your Contract’s Initial Phase, the Accumulation Phase(1)
(as a percentage of each Purchase Payment withdrawn)(2)

Number of Complete Years Since Purchase Payment	Withdrawal Charge Amount
0	8.5%
1	8%
2	7%
3	6%
4	5%
5	4%
6 years or more	0%

Transfer Fee(3)………………………………….......	$25
(for each transfer between Variable Options after twelve in a Contract Year)
Premium Tax(4)…………………………………...…	3.5%
(as a percentage of each Purchase Payment)

OWNER PERIODIC EXPENSES

Contract Maintenance Charge(5)………………...	$50
(per Contract per year)

(1)
The Contract provides a free withdrawal privilege that allows you to withdraw 10% of your total Purchase Payments annually without incurring a withdrawal charge, as discussed in section 9, Access to Your Money – Free Withdrawal Privilege.

(2)	The Withdrawal Charge Basis is the amount subject to a withdrawal charge, as discussed in section 8, Expenses – Withdrawal Charge.

(3)
We count all transfers made in the same Business Day as one transfer, as discussed in section 8, Expenses – Transfer Fee. The transfer fee does not apply to transfers to or from the Index Options and these transfers do not count against your free transfers. Transfers are subject to the market timing policies discussed in section 5, Variable Options – Excessive Trading and Market Timing.

(4)	Not currently deducted, but we reserve the right to do so in the future. This is the maximum charge we could deduct if we exercise this right, as discussed in section 8, Expenses – Premium Tax.

(5)	Waived if the Contract Value is at least $100,000, as discussed in section 8, Expenses – Contract Maintenance Charge.

CONTRACT ANNUAL EXPENSES

Product Fee(6)………………………………….......	[to be added by pre-effective amendment]%
(as a percentage of the Charge Base)

(6)	We do not assess the product fee during the Annuity Phase. See section 8, Expenses – Product Fee.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ANNUAL OPERATING EXPENSES OF THE VARIABLE OPTIONS

Following are the minimum and maximum total annual operating expenses charged by any of the Variable Options for the period ended December 31, 2012, before the effect of any contractual expense reimbursement or fee waiver. We show the expenses as a percentage of a Variable Option’s average daily net assets. The Index Options do not assess any separate operating expenses, and are not included in the following chart.

	Minimum	Maximum
Total annual Variable Option operating expenses (including management fees, distribution or 12b-1 fees, and other expenses) before fee waivers and expense reimbursements	0.66%	0.87%

The table below describes, in detail, the annual expenses of the Variable Options before fee waivers and/or expense reimbursements. We show the expenses as a percentage of a Variable Option’s average daily net assets for the most recent calendar year. Expenses may vary in current and future years. The investment advisers for the Variable Options provided the fee and expense information and we did not independently verify it. See the Variable Options’ prospectuses for further information regarding the expenses you may expect to pay. Some of the Variable Options or their affiliates may also pay service fees to us or our affiliates. If these fees are deducted from Variable Option assets, they are reflected in the table below.

Variable Option	Management fees	Rule 12b-1 fees	Other expenses	Acquired fund fees and expenses	Total annual fund operating expenses before fee waivers and/or expense reimbursements
BLACKROCK
AZL Money Market Fund	.35	.25	.06	–	.66
ALLIANZ FUND OF FUNDS
AZL MVP Balanced Index Strategy Fund(1)	.10	–	.11	.66	.87
AZL MVP Growth Index Strategy Fund(1)	.10	–	.04	.64	.78

(1)
The underlying funds may pay 12b-1 fees to the distributor of the Contracts for distribution and/or administrative services. The underlying funds do not pay service fees or 12b-1 fees to the Allianz Fund of Funds and the Allianz Fund of Funds do not pay service fees or 12b-1 fees. The underlying funds of the Allianz Fund of Funds may pay service fees to the insurance companies issuing variable contracts, or their affiliates, for providing customer service and other administrative services to contract purchasers. The amount of such service fees may vary depending on the underlying fund.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

EXAMPLES

These examples are intended to help you compare the cost of investing in this Contract’s Variable Options with the costs of other variable annuity contracts. These examples assume you make a $10,000 investment and your Variable Options earn a 5% annual return. They are not a representation of past or future expenses. Your Contract expenses may be more or less than the examples below, depending on the Variable Options you select and whether and when you take withdrawals.

We deduct the $50 contract maintenance charge in the examples on each Contract Anniversary during the Accumulation Phase. We may waive this charge under certain circumstances, as described in section 8, Expenses – Contract Maintenance Charge. We deduct the annual product fee (maximum charge of ___% [to be added by pre-effective amendment]) in the examples on each Quarterly Contract Anniversary during the Accumulation Phase, as described in section 8, Expenses – Product Fee. A transfer fee may apply, but is not reflected in these examples (see section 8, Expenses – Transfer Fee).

[TO BE ADDED BY PRE-EFFECTIVE AMENDMENT]

1)	If you surrender your Contract (take a full withdrawal) at the end of each time period.

Total annual Variable Option operating expenses before any fee waivers or expense reimbursements of:	1 Year	3 Years	5 Years	10 Years
0.87% (the maximum Variable Option operating expense)	$	$	$	$
0.66% (the minimum Variable Option operating expense)	$	$	$	$

2)
If you annuitize your Contract and begin Annuity Payments at the end of each time period. The earliest available Annuity Date (the date Annuity Payments begin) is one year after the Issue Date (the date we issue the Contract).

Total annual Variable Option operating expenses before any fee waivers or expense reimbursements of:	1 Year	3 Years	5 Years	10 Years
0.87% (the maximum Variable Option operating expense)	$	$	$	$
0.66% (the minimum Variable Option operating expense)	$	$	$	$

3)	If you do not surrender your Contract.

Total annual Variable Option operating expenses before any fee waivers or expense reimbursements of:	1 Year	3 Years	5 Years	10 Years
0.87% (the maximum Variable Option operating expense)	$	$	$	$
0.66% (the minimum Variable Option operating expense)	$	$	$	$

As of December 31, 2012, no Contracts offered by this prospectus had been sold. Therefore, we have not included any condensed financial information for the Variable Options. We will provide condensed financial information when it becomes available.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

1.	RISK FACTORS

The Contract involves certain risks that you should understand before purchasing. You should carefully consider your income needs and risk tolerance to determine whether the Contract is appropriate for you. The level of risk you bear and your potential investment performance will differ depending on the Allocation Options you choose.

LIQUIDITY RISK

We designed the Contract to be a long-term investment that you can use to help build and provide income for retirement. The Contract is not suitable for short-term investment. If you need to take money from your Contract during the withdrawal charge period, we deduct a withdrawal charge unless the withdrawal is specifically not subject to this charge (for example, the amount allowed under the free withdrawal privilege). We calculate the withdrawal charge as a percentage of your Purchase Payments, not Contract Value. Consequently, if the Contract Value has declined since you made a Purchase Payment it is possible the percentage of Contract Value withdrawn to cover the withdrawal charge would be greater than the withdrawal charge percentage. For example, assume you buy the Contract with a single Purchase Payment of $1,000. If your Contract Value in the 5th year is $800 and you take a full withdrawal a 5% withdrawal charge applies. The total withdrawal charge would be $50 (5% of $1,000). This is a 6.25% reduction in your Contract Value, which results in you receiving $750.

Deduction of the withdrawal charge, product fee, and contract maintenance charge may result in loss of principal and Credits. We only apply Credits once each Index Year on the Index Anniversary, rather than on a daily basis. In the interim, we calculate Index Performance Strategy Index Option Values based on the Daily Adjustment, which may result in you not receiving the full benefit of the Index Returns, Caps and Buffers. We do not do an interim calculation for the Index Protection Strategy Index Option Value. While the free withdrawal privilege and required minimum distributions provide liquidity, they permit limited withdrawals and are designed to be used over a number of years. If you need to withdraw most or all of your Contract Value in a short period, this will exceed the charge-free amounts available to you and result in a withdrawal charge. Amounts withdrawn from this Contract may also be subject to a 10% federal tax penalty if taken before age 59½.

You may transfer Contract Value from an Index Option to a Variable Option only on every sixth Index Anniversary. At other times, you may only withdraw money from an Index Option by taking partial withdrawals or surrendering the Contract. This may limit your ability to react to changes in market conditions. Amounts withdrawn from an Index Performance Strategy Index Option before the Index Anniversary may not receive the full benefit of the Buffer. You should consider whether investing in an Index Option is consistent with your financial needs.

RISK OF INVESTING IN SECURITIES

Returns on securities and securities Indexes can vary substantially, which may result in investment losses. The historical performance of the available Allocation Options does not guarantee future results. It is impossible to predict whether underlying investment values will fall or rise. Trading prices of the securities underlying the Allocation Options are influenced by economic, financial, regulatory, geographic, judicial, political and other complex and interrelated factors. These factors can affect capital markets generally and markets on which the underlying securities are traded and these factors can influence the performance of the underlying securities.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

RISK OF NEGATIVE RETURNS

If you allocate money to the Variable Options, returns will fluctuate and may be negative. You can lose money.

If you allocate money to the Index Performance Strategy, Performance Credits may be negative after application of the Buffer, and any money you allocate to this Crediting Method bears this risk of loss. In addition, positive Performance Credits paid on the Index Performance Strategy are limited by the Cap.

If you select the Index Performance Strategy we calculate each of your Index Performance Strategy Index Option Values daily during the Index Year by applying the Daily Adjustment. The Daily Adjustment affects the calculation of Index Performance Strategy Index Option Values we use to calculate Contract Value between Index Anniversaries, and it affects the Contract Value available for withdrawal, annuitization, death benefits, and the Contract Value used to determine the Charge Base and contract maintenance charge. The Daily Adjustment may result in a loss even if Index performance has been positive since the beginning of the Index Year, or if it’s positive by the end of the Index Year. This amount may also be less than you would receive as a Performance Credit on the next Index Anniversary. The Daily Adjustment is generally negatively affected by increases in the expected volatility of Index prices, interest rate decreases, and by poor market performance. All other factors being equal, even if the current Index Return during the Index Year is greater than the Cap, the Daily Adjustment will be lower than the Cap during the Index Year and will not be equal to the Cap until the next Index Anniversary. Even if the current Index Return during the Index Year is within the Buffer or positive, the Daily Adjustment may be negative until the Index Anniversary.

The Alternate Minimum Value has no negative return risk and may, in limited instances, mitigate negative return risk associated with the Index Performance Strategy Index Options.

CALCULATION OF CREDITS

The Index Options do not directly participate in the returns of the underlying securities, and do not receive any dividends payable on these securities.

If you allocate money to the Index Protection Strategy, positive returns are limited by the amount of the annual Declared Protection Strategy Credit. You are not subject, however, to potential negative Credits.

The Caps on the Index Performance Strategy and the annual Declared Protection Strategy Credit on the Index Protection Strategy could cause your returns to be lower than they would otherwise be if you invested in a mutual fund or exchange traded fund designed to track the performance of the applicable Index, or if you allocated to the Variable Options.

The Crediting Methods only capture Index values on one day each year, so you will bear the risk that the Index value might be abnormally low on these days.

SUBSTITUTION OF AN INDEX

There is no guarantee that the Indices will be available during the entire time that you own your Contract. If we substitute a new Index for an existing Index, the performance of the new Index may be different and this may affect your ability to receive positive Credits. We may substitute a new Index for an existing Index if:

•	the Index is discontinued,

•
we are unable to use the Index because, for example, changes to an Index make it impractical or expensive to purchase derivative securities to hedge the Index, or we are not licensed to use the Index, or

•	the calculation of the Index changes substantially.

If we add, substitute or remove an Index, unless the Index has been discontinued, we first seek regulatory approval (from each applicable state insurance regulator) and then provide you with written notice. Substitutions of an Index may occur during an Index Year. If we substitute an Index, this does not cause a change in the current Buffers, current Declared Protection Strategy Credit, Charge Base, or Caps. Changes occur at the next regularly scheduled date. Instead we treat the new Index as if it were effective at the beginning of the Index Year. Depending on the constitution of the substituted Index, the volatility of its investments, and our ability to hedge the Index’s performance, we may determine, in our discretion, that a higher or lower Cap or Declared Protection Strategy Credit may be appropriate. However, we would not implement any change to reflect this difference until the next Index Anniversary after the substitution. Under the Index Performance Strategy this may result in an abnormally large change in the Daily Adjustment on the day we substitute the Index.

The selection of a substitution Index is in our discretion; however, it is anticipated that any substitute Index will be similar to the Index it is replacing.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

CHANGES TO CAPS, BUFFERS, AND DECLARED PROTECTION STRATEGY CREDITS

We determine the Declared Protection Strategy Credit and Index Performance Strategy Caps on the Index Effective Date and subsequent Index Anniversaries. The minimum Declared Protection Strategy Credit and Index Performance Strategy Cap are 1.5% for the entire time you own your Contract. The minimum Index Performance Strategy Buffer is 1%. Your actual Buffers are stated in your Contract. The minimum and actual Buffers do not change for the entire time you own your Contract. We publish any change to these values on our website one week before they take effect. You risk the possibility that the Caps, Buffers, and Declared Protection Strategy Credits you receive may be less than you would find acceptable. The Index Performance Strategy Buffers are stated in your Contract. We will inform you of the initial Declared Protection Strategy Credit and initial Index Performance Strategy Caps applicable to your Contract in the Index Options Statement, which we will mail to you on the Index Effective Date. Thereafter, we will inform you of the Declared Protection Strategy Credit and Index Performance Strategy Caps applicable to your Contract for the current Index Year in your annual Index Options Statement, which we will mail to you on each Index Anniversary.

We manage our obligation to provide Credits in part by trading call and put options on the available Indices. The costs of the call and put options vary based on market conditions, and we may adjust future Caps and Declared Protection Strategy Credits to reflect these cost changes. In some instances we may need to reduce the Caps and Declared Protection Strategy Credits, or we may need to remove an Index from the Contract. You bear the risk that we may reduce the Caps and/or Declared Protection Strategy Credit, which reduces your opportunity to receive positive Credits. You also bear the risk that the Buffers we declare on the Issue Date are very low, which increases the risk you may receive negative Performance Credits under the Index Performance Strategy.

VARIABLE OPTION RISK

The Variable Options do not provide any protection against loss of principal. You can lose some or all of the money you allocate to the Variable Options.

OUR FINANCIAL STRENGTH AND CLAIMS-PAYING ABILITY

We make Annuity Payments and apply Credits from our general account. Our general account assets are subject to claims by our creditors, and any payment we make from our general account is subject to our financial strength and claims-paying ability. You can obtain information on our financial condition by reviewing our financial statements in this prospectus.

REGULATORY PROTECTIONS

Allianz Life is not an investment company and therefore we are not registered as an investment company under the Investment Company Act of 1940, as amended, and the protections provided by this Act are not applicable to the guarantees we provide. The Separate Account is, however, registered as an investment company. Any allocations you make to an Index Option are not part of the Separate Account. Allianz Life is not an investment adviser and does not provide investment advice to you in connection with your Contract.

Your Contract is registered in accordance with the Securities Act of 1933 and the offering of the Contract must be conducted in accordance with the requirements of this Act. In addition, the offer and sale of the Contracts is subject to the provisions of the Securities Exchange Act of 1934.

The Contract is filed with and approved by each state in which the Contract is offered. State insurance laws provide a variety of regulatory protections.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

2.	THE VARIABLE ANNUITY CONTRACT

An annuity is a contract between you as the Owner, and an insurance company (in this case Allianz Life), where you make payments to us and the money is invested in Allocation Options available through the Contract. Depending on market conditions, your Contract may gain or lose value based on the returns of your selected Allocation Options and the Crediting Method you select (if any). When you are ready to take money out, we make payments to you according to your instructions and any restrictions associated with the payout option you select that is described in this prospectus. We do not make any changes to your Contract without your permission except as may be required by law.

The Contract has an Accumulation Phase and an Annuity Phase.

The Accumulation Phase is the first phase of your Contract, and it begins on the Issue Date. During the Accumulation Phase, your money is invested in the Allocation Options you select on a tax-deferred basis. Tax deferral means you are not taxed on any earnings or appreciation on the assets in your Contract until you take money out of your Contract. (For more information, see section 12, Taxes.)

During the Accumulation Phase you can take withdrawals (subject to any withdrawal charge) and you can make additional Purchase Payments subject to the restrictions set out in section 4, Purchasing the Contract – Purchase Requirements.

The Accumulation Phase ends upon the earliest of the following.

•	The Business Day before the Annuity Date.

•	The Business Day we process your request for a full withdrawal.

•
Upon the death of any Owner (or the Annuitant if the Contract is owned by a non-individual), the Business Day we first receive the documents we require before we pay any death claim  (Valid Claim) from any one Beneficiary, unless the surviving spouse continues the Contract. If there are multiple Beneficiaries, the remaining Contract Value continues to fluctuate with the performance of the Allocation Options until the complete distribution of the death benefit.

A request is in “Good Order” when it contains all the information we require to process it. Our “Service Center” is the area of our Company that issues Contracts and provides Contract maintenance and routine customer service.

If you request Annuity Payments, your Contract enters the Annuity Phase. During the Annuity Phase we make regular fixed periodic payments (Annuity Payments) based on the life of a person you choose (the Annuitant), or life and term certain. We send Annuity Payments to you (the Payee). You can choose when Annuity Payments begin (the Annuity Date), subject to certain restrictions. We base Annuity Payments on your Contract Value and the payout rates for the Annuity Option you select. Your Annuity Payments do not change unless an Annuitant dies. The Annuity Phase ends when we make the last Annuity Payment under your selected Annuity Option. For more information, see section 10, The Annuity Phase.

STATE SPECIFIC CONTRACT RESTRICTIONS

If you purchase a Contract, it is subject to the law of the state in which it is issued. Some of the features of your Contract may differ from the features of a Contract issued in another state because of state-specific legal requirements. Features for which there may be state-specific Contract provisions may include the following.

•	The withdrawal charge schedule.

•	Availability of Allocation Options, Annuity Options, endorsements, and/or riders.

•	Caps, Buffers, and Declared Protection Strategy Credits under the Index Options.

•	Free look rights.

•	Selection of certain Annuity Dates.

•	Restrictions on your ability to make additional Purchase Payments.

•	Our ability to restrict transfer rights.

All material state variations in the Contract are disclosed in this prospectus. If you would like more information regarding state-specific Contract provisions, you should contact your Financial Professional or contact our Service Center at the toll-free telephone number listed at the back of this prospectus.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

WHEN THE CONTRACT ENDS

The Contract ends when:

•	all applicable phases of the Contract (Accumulation Phase and/or Annuity Phase) have ended, and/or

•	all applicable death benefit payments have been made.

For example, if you purchase a Contract and later take a full withdrawal of the total Contract Value, both the Accumulation Phase and the Contract end even though the Annuity Phase never began and we did not make any death benefit payments.

3.	OWNERSHIP, ANNUITANTS, DETERMINING LIFE, BENEFICIARIES, AND PAYEES

OWNER

You, as the Owner, have all the rights under the Contract. The Owner is designated at Contract issue. The Owner may be a non-individual, which is anything other than an individual person, and could be a trust, qualified plan, or corporation. Qualified Contracts can only have one Owner.

JOINT OWNER

Non-Qualified Contracts can be owned by up to two Owners. If a Contract has Joint Owners, we generally require the signature of both Owners on any forms that are submitted to our Service Center.

ANNUITANT

The Annuitant is the individual on whose life we base Annuity Payments. Subject to our approval, you designate an Annuitant when you purchase a Contract. For Qualified Contracts, before the Annuity Date the Owner must be the Annuitant unless the Contract is owned by a qualified plan or is part of a custodial arrangement. You can change the Annuitant on an individually owned Non-Qualified Contract at any time before the Annuity Date, but you cannot change the Annuitant if the Owner is a non-individual (for example, a qualified plan or trust). Subject to our approval, you can add a joint Annuitant on the Annuity Date. For Qualified Contracts, the ability to add a joint Annuitant is subject to any plan requirements associated with the Contract. For jointly owned Contracts, if an Annuitant who is not also an Owner dies before the Annuity Date, the younger Owner automatically becomes the new Annuitant, but the Owner can subsequently name another Annuitant.

Designating different persons as Owner(s) and Annuitant(s) can have important impacts on whether a death benefit is paid, and on who receives it as indicated below. For more examples, please see the Appendix to the SAI. Use care when designating Owners and Annuitants, and consult your Financial Professional if you have questions.

UPON THE DEATH OF A SOLE OWNER
Action if the Contract is in the Accumulation Phase		Action if the Contract is in the Annuity Phase
•	We pay a death benefit to the person you designate (the Beneficiary) unless the Beneficiary is the surviving spouse and continues the Contract.	•	The Beneficiary becomes the Payee.
		•	If the deceased was not an Annuitant, Annuity Payments to the Payee continue. No death benefit is payable.
•
If the deceased Owner was the Determining Life and the surviving spouse Beneficiary continues the Contract, we increase the Contract Value to equal total Purchase Payments adjusted for withdrawals (if greater), the Traditional Death Benefit ends, the surviving spouse becomes the new Owner, and the Accumulation Phase continues for the remainder of their lifetime. If the deceased Owner was not the Determining Life the Traditional Death Benefit is not available.
•
If the deceased was the only surviving Annuitant, Annuity Payments end or continue as follows.
–Annuity Option 1  or 3, payments end.
–Annuity Option 2 or 4, payments end when the guarantee period ends.
–Annuity Option 5,  payments end and the Payee may receive a lump sum refund.

•	Upon the surviving spouse’s death, his or her Beneficiary(s) receives the Contract Value.	•	If the deceased was an Annuitant and there is a surviving joint Annuitant, Annuity Payments to the Payee continue during the lifetime of the surviving joint Annuitant. No death benefit is payable.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

DETERMINING LIFE (LIVES)

The Determining Life (Lives) are the individuals on whose life we base the guaranteed Traditional Death Benefit. We establish the Determining Life (Lives) at Contract issue and they generally do not change. For an individually owned Contract the Determining Life (Lives) are the Owner(s). For a non-individually owned Contract the Determining Life is the Annuitant. After the Issue Date the Determining Life (Lives) only change if:

•	you remove a Joint Owner due to divorce we also remove that person as a Determining Life, or

•	you establish a Trust on a jointly owned Non-Qualified Contract and change ownership to the Trust, we remove the prior Owner who is not the Annuitant as a Determining Life.

BENEFICIARY

The Beneficiary is the person(s) or entity you designate at Contract issue to receive any death benefit. You can change the Beneficiary or contingent Beneficiary at any time before your death unless you name an irrevocable Beneficiary. If a Beneficiary dies before you, or you and a Beneficiary die simultaneously as defined by applicable state law or regulation, that Beneficiary’s interest in this Contract ends unless your Beneficiary designation specifies otherwise. If there are no primary Beneficiaries, we pay the death benefit to the contingent Beneficiaries who survive you. If the interests of all Beneficiaries have ended or if there is no named Beneficiary, we pay the death benefit to your estate, or the Owner if the Owner is a non-individual.

NOTE FOR JOINTLY OWNED CONTRACTS: The sole primary Beneficiary is the surviving Joint Owner regardless of any other named Beneficiaries. Spousal Joint Owners may also appoint contingent Beneficiaries. However, Joint Owners who are not spouses may not appoint contingent Beneficiaries. If both Joint Owners who were never spouses die before we pay the death benefit, we pay the death benefit to the estate of the Joint Owner who died last.

If both spousal Joint Owners die before we pay the death benefit, we pay the death benefit to the named contingent Beneficiaries, or to the estate of the spousal Joint Owner who died last if there are no named contingent Beneficiaries. If both spousal Joint Owners die simultaneously, state law may dictate who receives the death benefit. However, if spousal Joint Owners divorce and do not notify us before death, we look to state law regarding divorce and inheritance to determine if the surviving Joint Owner can remain as a Beneficiary. If state law requires that an ex-spouse be removed as a Beneficiary, then we pay any applicable death benefit to the contingent Beneficiaries or the estate of the deceased if there are no named contingent Beneficiaries.

PAYEE

The Payee is the person or entity who receives Annuity Payments during the Annuity Phase. The Owner receives tax reporting on those payments. Generally we require the Payee to be an Owner. However, we may allow you to name a charitable trust, financial institution, qualified plan, or an individual specified in a court order as a Payee subject to our approval. For Qualified Contracts owned by a qualified plan, the qualified plan must be the Payee.

ASSIGNMENTS, CHANGES OF OWNERSHIP AND OTHER TRANSFERS OF CONTRACT RIGHTS

You can assign your rights under this Contract to someone else during the Accumulation Phase. An assignment may be absolute or limited, and includes changes of ownership, collateral assignments, or any other transfer of specific Contract rights. After an assignment, you may need the consent of the assignee of record to exercise certain Contract rights depending on the type of assignment and the rights assigned.

You must submit your request to assign the Contract in writing to our Service Center and we must approve it in writing. To the extent permitted by state law, we reserve the right to refuse to consent to any assignment at any time on a nondiscriminatory basis. We will not consent if the assignment would violate or result in noncompliance with any applicable state or federal law or regulation.

Upon our consent, we record the assignment. We are not responsible for the validity or effect of the assignment. We are not liable for any actions we take or payments we make before we receive your request in Good Order and record it. Assigning the Contract does not change, revoke or replace the originally named Annuitant or Beneficiary; if you also want to change the Annuitant or Beneficiary you must make a separate request.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

An assignment may be a taxable event. In addition, there are other restrictions on changing the ownership of a Qualified Contract and Qualified Contracts generally cannot be assigned absolutely or on a limited basis. You should consult with your tax adviser before assigning this Contract.

NOTE:

•	An assignment does not change the Determining Life (Lives).

•
For Contracts issued in California, Connecticut, Florida, Ohio, Oregon, New Jersey, Texas and Wisconsin: We cannot restrict assignments. The Traditional Death Benefit is only available on the death of a Determining Life. If you assign the Contract and the Determining Life (Lives) are no longer an Owner (or Annuitant if the Owner is a non-individual) the Traditional Death Benefit may not be available.

4.	PURCHASING THE CONTRACT

PURCHASE REQUIREMENTS

To purchase this Contract, all Owners and the Annuitant must be age 80 or younger on the Issue Date.

The Purchase Payment requirements for this Contract are as follows.

•	The minimum initial Purchase Payment due on the Issue Date is $10,000.

•	You can make additional Purchase Payments of $50 or more during the Accumulation Phase.

•	We do not accept additional Purchase Payments on or after the Annuity Date.

•	The maximum total Purchase Payments we accept without our prior approval is $1 million including amounts already invested in other Allianz Life variable annuities.

We may, at our sole discretion, waive the minimum Purchase Payment requirements.

Once we receive your initial Purchase Payment and all necessary information, we issue the Contract within two Business Days and allocate your payment to your selected Allocation Options. If you do not give us all of the information we need, we contact you or your Financial Professional. If for some reason we are unable to complete this process within five Business Days, we either send back your money or get your permission to keep it until we get all of the necessary information. If you make additional Purchase Payments, we add this money to your Contract on the Business Day we receive it in Good Order. Our Business Day closes when regular trading on the New York Stock Exchange closes.

If you submit a Purchase Payment and/or application to your Financial Professional, we do not begin processing the payment and/or application until we receive it. A Purchase Payment is “received” when it arrives at the address for mailing checks listed at the back of this prospectus regardless of how or when you submitted them. We forward Purchase Payments we receive at the wrong address to the last address listed at the back of this prospectus, which may delay processing.

We may terminate your ability to make additional Purchase Payments because we reserve the right to decline any or all Purchase Payments at any time on a non-discriminatory basis. This applies to Contracts issued in all states except those listed in the following Note. If mandated under applicable law, we may be required to reject a Purchase Payment. If we exercise our right to no longer allow additional Purchase Payments this may limit your ability to fund your Contract’s guaranteed benefits such as Traditional Death Benefit.

NOTE: For Contracts issued in Florida, Maryland, Oregon and New Jersey, we can only decline a Purchase Payment if it would cause total Purchase Payments to be more than $1 million.

FAXED APPLICATIONS

We accept faxed applications, but we currently do not accept applications delivered via email or our website. It is important to verify receipt of any faxed application. We are not liable for faxed applications that we do not receive. A manually signed faxed application is considered the same as an application delivered by mail. Our fax system may not always be available; any fax system can experience outages or slowdowns and may delay fax application processing. Although we have taken precautions to help our system handle heavy use, we cannot promise complete reliability. If you experience problems, please submit your written application by mail to our Service Center. We reserve the right to discontinue or modify our faxed application policy at any time and for any reason.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLOCATION OF PURCHASE PAYMENTS AND TRANSFERS BETWEEN THE ALLOCATION OPTIONS

You can allocate your Purchase Payments to the available Allocation Options. At issue we collect Index Effective Date allocation instructions. You must allocate your money to the Allocation Options in whole percentages. If an Index Option is chosen at issue, then the future Purchase Payment allocation instructions for the portion allocated to the Index Options will be to the AZL Money Market Fund.

We only allow allocations (both Purchase Payments and transfers of Contract Value) into the Index Options on the Index Effective Date and on subsequent Index Anniversaries. We only allow you to move money between Index Options on an Index Anniversary. You cannot move money from one Index Option to another mid-year. When you purchase this Contract you select the Index Effective Date. The Index Effective Date can be any Business Day from the Issue Date up to and including the first Quarterly Anniversary. However, it cannot be the 29th, 30th or 31st of a month. If the Index Effective Date would occur on the 29th, 30th or 31st of a month, we change the Index Effective Date to be the next Business Day.

On each Index Anniversary, if we have not received new allocation instructions from you, all monies invested in an Index Option continue to be invested in that option at the new Caps and Declared Protection Strategy Credit Rates.

We place any Purchase Payments you allocate to an Index Option that we receive before the Index Effective Date or the next Index Anniversary, as applicable, in the AZL Money Market Fund. Then on the Index Effective Date we transfer the amount you select to the Index Option(s) according to your instructions. We only allow transfers of Index Option Value from the Index Options to the Variable Options on every sixth Index Anniversary. We do not require a minimum amount on transfers from the Index Options to the Variable Options, and we do not require Index Option Value to be in an Index Option for any minimum amount of time before you can transfer it to the Variable Option.

You can instruct us on how to allocate additional Purchase Payments, but we do not allow you to invest additional Purchase Payments in Index Options until the next Index Anniversary. If you do not instruct us on how to allocate an additional Purchase Payment, we allocate it according to your future Purchase Payment allocation instructions. The allocation instructions you provide us at issue automatically become your future Purchase Payment allocation instructions until you provide us different instructions. However, if those instructions include allocations to the Index Options, we place those allocations in the AZL Money Market Fund until the next Index Anniversary, when we transfer the allocations from the AZL Money Market Fund to the Index Option. We notify you at least 30 days in advance of each Index Anniversary as a reminder that you may transfer Contract Value from the Variable Options to the Index Options on the upcoming anniversary. Contract Value transfers between Allocation Options do not change your future allocation instructions. For more information, see section 5, Variable Options – Electronic Variable Option Transfer and Allocation Instructions.

You can change your future allocation instructions at any time without fee or penalty by writing to us, or electronically by telephone, fax, or website at http://www.allianzlife.com. We do not currently accept future Purchase Payment allocation instructions from you through any other form of electronic communication. Future allocation instruction changes are effective on the Business Day we receive them in Good Order at our Service Center. If you change your future allocation instructions by writing, telephone or fax, and you are participating in the automatic investment plan, your instructions must include directions for the plan. We accept changes to future allocation instructions from any Owner unless you instruct otherwise. We may allow you to authorize someone else to change allocation instructions on your behalf.

NOTE:  You must invest additional Purchase Payments you make after the Index Effective Date in the Variable Options until the next Index Anniversary unless we receive them on an Index Anniversary. Variable Options are subject to market risk and money allocated to them may lose value before it can be transferred into the Index Options. Additional Purchase Payments that you make after the Index Effective Date and allocate to an Index Option are not eligible to receive Credits until the second Index Anniversary after we receive them because they are not applied to the Index Option until the next Index Anniversary.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

AUTOMATIC INVESTMENT PLAN (AIP)

The AIP makes additional Purchase Payments to the Variable Options during the Accumulation Phase on a monthly or quarterly basis by electronic money transfer from your savings, checking or brokerage account. You can participate in AIP by completing our AIP form. Our Service Center must receive your form in Good Order by the 15th of the month in order for AIP to begin that same month. We process AIP Purchase Payments on the 20th of the month, or the next Business Day if the 20th is not a Business Day. We allocate AIP Purchase Payments according to your future allocation instructions which must comply with the allocation requirements and restrictions stated in this section. AIP has a maximum of $1,000 per month. We must receive your request to stop or change AIP at our Service Center by 4 p.m. Eastern Time on the Business Day immediately before the Business Day we process AIP to make the change that month. If you choose to begin Annuity Payments, AIP ends automatically on the Business Day before the Annuity Date. We reserve the right to discontinue or modify AIP at any time and for any reason.

NOTE: For Owners of Qualified Contracts, AIP is not available if your Contract is funding a plan that is tax qualified under Section 401 of the Internal Revenue Code.

FREE LOOK/RIGHT-TO-EXAMINE PERIOD

If you change your mind about owning the Contract, you can cancel it within ten days after receiving it (or the period required in your state). If you cancel within the allowed period, in most states we return your Contract Value as of the day we receive your cancellation request. This may be more or less than your initial Purchase Payment. In states that require us to return Purchase Payments less withdrawals if you cancel your Contract, we return Contract Value less withdrawal charges if greater.

IRA Qualified Contracts require us to return Purchase Payments less withdrawals in all states except Pennsylvania which requires us to return Contract Value. For IRA Qualified Contracts issued in a state that allows return of Contract Value, we return the greater of Purchase Payments less withdrawals or Contract Value. For IRA Qualified Contracts issued in a state that requires return of Purchase Payments less withdrawals, we return Contract Value less withdrawal charges if greater.

For states and IRA Qualified Contracts that require return of Purchase Payments, we reserve the right to allocate your initial Purchase Payment to the AZL Money Market Fund until the free look period ends, and then re-allocate your money, less fees and charges, according to your future Purchase Payment allocation instructions. If we allocate your initial Purchase Payment to the AZL Money Market Fund:

•	we return the greater of Purchase Payments less withdrawals, or Contract Value, and

•	if you requested your Index Effective Date be the Issue Date, we change your Index Effective Date to the next Business Day after the free look period that is not the 29th, 30th or 31st of the month.

Contract Value includes application of the Alternate Minimum Value if the free look occurs after the Index Effective Date and you selected an Index Option.

In the Contract, the free look provision is also called the right-to-examine.

NOTE FOR CONTRACTS ISSUED TO PERSONS AGES 60 OR OLDER IN CALIFORNIA:  For Owners age 60 or older (or Annuitants age 60 or older for non-individually owned Contracts), we are required to allocate your initial Purchase Payment to the AZL Money Market Fund during the free look period unless you specify otherwise on the appropriate form. If you want to immediately apply your Purchase Payment to the Index Options you must opt out of this allocation. If you do not opt out of this allocation to the AZL Money Market Fund your Index Effective Date cannot occur until the free look period has ended.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

5.	VARIABLE OPTIONS

The following table lists this Contract’s Variable Options and their associated investment advisers and subadvisers, investment objectives, and primary investments. Depending on market conditions, you can gain or lose value by investing in the Variable Options. In the future, we may add, eliminate or substitute Variable Options to the extent permitted by the federal securities laws and, when required, the Securities & Exchange Commission.

You should read the Variable Options’ prospectuses carefully. The Variable Options invest in different types of securities and follow varying investment strategies. There are potential risks associated with each of these types of securities and investment strategies. The operation of the Variable Options and their various risks and expenses are described in the Variable Options’ prospectuses. We send you the current copy of the Variable Options’ prospectus when we issue the Contract. (You can also obtain the current Variable Options’ prospectus by contacting your Financial Professional or calling us at the toll-free telephone number listed at the back of this prospectus.)

Currently, the Variable Options are not publicly traded mutual funds. They are available only as Variable Options in variable annuity contracts or variable life insurance policies issued by life insurance companies or in some cases, through participation in certain qualified pension or retirement plans. A material conflict of interest may arise between insurance companies, owners of different types of contracts, and retirement plans or their participants. Each Variable Option’s Board of Directors monitors for material conflicts, and determines what action, if any, should be taken.

The names, investment objectives and policies of certain Variable Options may be similar to the names, investment objectives and policies of other portfolios managed by the same investment advisers. Although the names, objectives and policies may be similar, the Variable Options’ investment results may be higher or lower than these other portfolios’ results. The investment advisers cannot guarantee, and make no representation, that these similar funds’ investment results will be comparable even though the Variable Options have the same names, investment advisers, objectives, and policies.

Each Variable Option offered by the Allianz Variable Insurance Products Fund of Funds Trust (Allianz VIP Fund of Funds Trust) is a “fund of funds” and diversifies its assets by investing primarily in shares of several other affiliated mutual funds.

The Variable Options may pay 12b-1 fees to the Contracts’ distributor, our affiliate, Allianz Life Financial Services, LLC, for distribution and/or administrative services. In addition, we may enter into certain arrangements under which we, or Allianz Life Financial Services, LLC, are compensated by the Variable Options’ advisers, distributors and/or affiliates for administrative services and benefits we provide to the Variable Options. The compensation amount usually is based on the Variable Options’ aggregate assets purchased through contracts we issue or administer. Some advisers may pay us more or less than others. The maximum service fee we currently receive from any Variable Option in any Contract is 0.35% annually of the average aggregate amount invested by us in the Variable Options.

The Allianz VIP Fund of Funds Trust underlying funds do not pay 12b-1 fees or service fees to the Trust, and the Trust does not charge 12b-1 fees or service fees. The Allianz VIP Fund of Funds Trust underlying funds or their advisers may pay service fees to us and our affiliates for providing customer service and other administrative services to you. Service fees may vary depending on the underlying fund.

We offer other variable annuity contracts that may invest in these Variable Options. These contracts may have different charges and may offer different benefits more appropriate to your needs. For more information about these contracts, please contact our Service Center.

Allianz Investment Management LLC is an adviser/subadviser that is a subsidiary of Allianz Life.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

VARIABLE OPTIONS

Investment Management Company and Adviser/Subadviser	Name of Variable Option	Asset Category	Objective(s)	Primary Investments (Normal market conditions)
ALLIANZ FUND OF FUNDS
Managed by Allianz Investment Management LLC	AZL MVP Balanced Index Strategy Fund	A “Fund of Funds” Model Portfolio	Long-term capital appreciation with preservation of capital as an important consideration
Invests primarily (approximately 80% to 100%) in a combination of five underlying index funds (generally allocated 40% to 60% to underlying equity index funds and 40% to 60% to underlying bond index funds), combined with the MVP (Managed Volatility Portfolio) risk management process intended to adjust the risk of the portfolio based on quantitative indicators of market risk. May invest up to 20% of the Fund’s assets in a combination of derivative and fixed income instruments.

	AZL MVP Growth Index Strategy Fund	A “Fund of Funds” Model Portfolio	Long-term capital appreciation
Invests primarily (approximately 80% to 100%) in a combination of five underlying index funds (generally allocated 65% to 85% to underlying equity index funds and 15% to 35% to underlying bond index funds), combined with the MVP (Managed Volatility Portfolio) risk management process intended to adjust the risk of the portfolio based on quantitative indicators of market risk. May invest up to 20% of the Fund’s assets in a combination of derivative and fixed income instruments.

BLACKROCK
Managed by Allianz Investment Management LLC/BlackRock Advisors, LLC	AZL Money Market Fund	Cash Equivalent	Current income consistent with stability of principal
Invests in a broad range of short-term, high quality U.S. dollar-denominated money market instruments, including government, U.S. and foreign bank, commercial and other obligations. During extended periods of low interest rates, and due in part to contract fees and expenses, the yield of the AZL Money Market Fund may also become extremely low and possibly negative.

SUBSTITUTION OF VARIABLE OPTIONS AND LIMITATION ON FURTHER INVESTMENTS

We may substitute another Variable Option for one of your selected Variable Options, for any reason in our sole discretion. To the extent required by the Investment Company Act of 1940 or other applicable law, we do not substitute any shares without SEC approval and providing you notice. We may make substitutions with respect to your existing allocations, future Purchase Payment allocations, or both. New or substitute Variable Options may have different fees and expenses, and their availability may be limited to certain purchaser classes. We may limit further Variable Option allocations if marketing, tax or investment considerations warrant, or for any reason in our sole discretion. We may also close Variable Options to additional allocations. The fund companies that sell Variable Option shares to us, pursuant to participation agreements, may end those agreements and discontinue offering us their shares.

TRANSFERS BETWEEN VARIABLE OPTIONS

You can make transfers between Variable Options, subject to the following restrictions. Currently, there is no maximum number of transfers allowed, but we may change this in the future. Transfers may be subject to a transfer fee, see section 8, Expenses.

The following applies to any transfer.

•	Your request for a transfer must clearly state the Variable Options involved and how much to transfer.

•	Your right to make transfers is subject to the Excessive Trading and Market Timing policy discussed later in this section.

•	Variable Account Value transfers between Variable Options do not change your future Purchase Payment allocation instructions.

We process transfer requests based on prices next determined after we receive your request in Good Order at our Service Center. If we do not receive your transfer request before the end of the current Business Day, even if due to our delay in answering your call or a delay caused by our electronic systems, you receive the next Business Day’s prices.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

You can request transfers in writing, or electronically by telephone, fax, or website at http:// www.allianzlife.com. We do not currently accept transfer instructions from you through any other form of electronic communication. Unless you instruct us not to, we accept transfer instructions from any Owner. We may also allow you to authorize someone else to request transfers on your behalf.

ELECTRONIC TRANSFER AND ALLOCATION INSTRUCTIONS

We use reasonable procedures to confirm that electronic transfer and allocation instructions given to us are genuine. If we do not use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. We record all telephone instructions and log all website instructions. We reserve the right to deny any transfer request or allocation instruction change, and to discontinue or modify our electronic instruction privileges at any time for any reason.

Please note that telephone, fax and/or the website may not always be available. Any electronic system, whether it is ours, yours, your service provider’s, or your Financial Professional’s, can experience outages or slowdowns for a variety of reasons, which may delay or prevent our processing of your transfer request or allocation instruction change. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability. If you are experiencing problems, you should submit your instructions in writing to our Service Center.

By authorizing electronic instructions, you authorize us to accept and act upon these instructions for your Contract. There are risks associated with electronic communications that do not occur with a written request. Anyone authorizing or making such requests bears those risks. You should protect your website password, because the website is available to anyone with your password; we cannot verify that the person providing instructions on the website is you, or is authorized by you.

EXCESSIVE TRADING AND MARKET TIMING

We may restrict or modify your right to make transfers to prevent any use that we consider to be part of a market timing program.

Frequent transfers, programmed transfers, transfers into and then out of a Variable Option in a short period of time, and transfers of large amounts at one time (collectively referred to as “potentially disruptive trading”) may have harmful effects for other Owners, Annuitants and Beneficiaries. These risks and harmful effects include the following.

•
Dilution of the interests of long-term investors in a Variable Option, if market timers or others transfer into a Variable Option at prices that are below their true value, or transfer out at prices above their true value.

•	An adverse effect on portfolio management, such as causing a Variable Option to maintain a higher level of cash or causing a Variable Option to liquidate investments prematurely.

•	Increased brokerage and administrative expenses.

We attempt to protect our Owners and the Variable Options from potentially disruptive trading through our excessive trading and market timing policies and procedures. Under these policies and procedures, we could modify your transfer privileges for some or all of the Variable Options. Unless prohibited by your Contract or applicable state law, we may:

•	Limit transfer frequency (for example, prohibit more than one transfer a week, or more than two a month, etc.).

•	Restrict the transfer method (for example, requiring all transfers be sent by first-class U.S. mail and rescinding electronic transfer privileges).

•
Require a minimum time period between each transfer into or out of the same Variable Option. Our current policy, which is subject to change without notice, prohibits “round trips” within 14 calendar days. We do not include transfers into and/or out of the AZL Money Market Fund when available in your Contract. Round trips are transfers into and back out of the same Variable Option, or transfers out of and back into the same Variable Option.

•	Refuse transfer requests made on your behalf by an asset allocation and/or market timing service.

•	Limit the dollar amount of any single Purchase Payment or transfer request to a Variable Option.

•	Prohibit transfers into specific Variable Options.

•	Impose other limitations or restrictions to the extent permitted by federal securities laws.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

We also reserve the right to reject any specific Purchase Payment allocation or transfer request from any person if in the investment adviser’s, subadviser’s or our judgment, a Variable Option may be unable to invest effectively in accordance with its investment objectives and policies. This could occur, for example, where frequent or rapid trading causes the investment adviser to hold an excess of uninvested cash to meet redemption requests, or to sell investment positions to fund redemptions, thereby affecting Variable Option returns. Similarly, rapid or frequent trading may cause a Variable Option to incur excessive transaction fees, which also could affect performance.

Currently, we attempt to deter disruptive trading as follows. If a transfer(s) is/are identified as potentially disruptive trading, we may (but are not required to) send a warning letter. If the conduct continues and we determine it constitutes disruptive trading, we also impose transfer restrictions. Transfer restrictions may include refusing electronic transfers and requiring all transfers be sent by first-class U.S. mail. We do not enter into agreements permitting market timing and would not permit activities determined to be disruptive trading to continue. We also reserve the right to impose transfer restrictions if we determine, in our sole discretion, that transfers disadvantage other Owners. We notify you in writing if we impose transfer restrictions on you.

We do not include automatic transfers made under any of our programs or Contract features when applying our market timing policy.

We adopted these policies and procedures as a preventative measure to protect all Owners from the potential effects of disruptive trading, while also abiding by your legitimate interest in diversifying your investment and making periodic asset re-allocations based on your personal situation or overall market conditions. We attempt to protect your interests in making legitimate transfers by providing reasonable and convenient transfer methods that do not harm other Owners.

We may make exceptions when imposing transfer restrictions if we determine a transfer is appropriate, although it may technically violate our policies and procedures discussed here. In determining if a transfer is appropriate, we may, but are not required to, take into consideration its relative size, whether it was purely a defensive transfer into the AZL Money Market Fund, and whether it involved an error or similar event. We may also reinstate electronic transfer privileges after we revoke them, but we do not reinstate these privileges if we believe they might be used for future disruptive trading.

We cannot guarantee the following.
•	Our monitoring will be 100% successful in detecting all potentially disruptive trading activity.
•	Revoking electronic transfer privileges will successfully deter all potentially disruptive trading.

In addition, some of the Variable Options are available to other insurance companies and we do not know if they adopted policies and procedures to detect and deter potentially disruptive trading, or what their policies and procedures might be. Because we may not be completely successful at detecting and preventing market timing activities, and other insurance companies that offer the Variable Options may not have adopted adequate market timing procedures, there is some risk that market timing activity may occur and negatively affect other Owners.

We may, without prior notice to any party, take whatever action we deem appropriate to comply with any state or federal regulatory requirement. In addition, purchase orders for a Variable Option’s shares are subject to acceptance by that Variable Option’s manager. We reserve the right to reject, without prior notice, any Variable Option transfer request or Purchase Payment if the purchase order is rejected by the investment manager. We have entered into agreements required under SEC Rule 22c-2 (Rule 22c-2 agreements) whereby, upon request by an underlying fund or its designee, we must provide information about you and your trading activities to the underlying fund or its designee. Under the terms of the Rule 22c-2 agreements, we are required to: (1) provide details concerning every purchase, redemption, transfer, or exchange of Variable Options during a specified period; and (2) restrict your trading activity if the party receiving the information so requests. Under certain Rule 22c-2 agreements, if we fail to comply with a request to restrict trading activity, the underlying fund or its designee may refuse to accept buy orders from us until we comply.

Variable Options may add or change policies designed to restrict market timing activities. For example, Variable Options may impose restrictions on transfers between Variable Options in an affiliated group if the investment adviser to one or more of the Variable Options determines that the person requesting the transfer has engaged, or is engaging in, market timing or other abusive trading activities. In addition, a Variable Option may impose a short-term trading fee on purchases and sales within a specified period. You should review the Variable Options’ prospectuses regarding any applicable transfer restrictions and the imposition of any fee to discourage short-term trading. The imposition of these restrictions would occur as a result of Variable Option restrictions and actions taken by the Variable Options’ managers.

NOTE: This Contract is not designed for professional market timing organizations, or other persons using programmed, large, or frequent transfers, and we may restrict excessive or inappropriate transfer activity.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

We retain some discretion in determining what actions constitute potentially disruptive trading and in determining when and how to impose trading restrictions. Therefore, persons engaging in potentially disruptive trading may be subjected to some uncertainty as to when and how we apply trading restrictions, and persons not engaging in potentially disruptive trading may not know precisely what actions will be taken against a person engaging in potentially disruptive trading. For example, if we determine a person is engaging in potentially disruptive trading, we may revoke that person’s electronic transfer privileges and require all future requests to be sent by first-class U.S. mail. In the alternative, if the disruptive trading affects only a single Variable Option, we may prohibit transfers into or Purchase Payment allocations to that Variable Option. We notify the person or entity making the potentially disruptive trade when we revoke any transfer privileges.

The retention of some level of discretion by us may result in disparate treatment among persons engaging in potentially disruptive trading, and it is possible that some persons could experience adverse consequences if others are able to engage in potentially disruptive trading practices that have negative effects.

FINANCIAL ADVISERS – ASSET ALLOCATION PROGRAMS

If you have an investment adviser and want to pay their fees from this Contract, you can submit a written request to our Service Center on a form satisfactory to us. If we approve your request, we withdraw the fee and pay it to your adviser. We treat this fee payment as a withdrawal. For tax purposes in most instances, withdrawals are considered to come from earnings first, not Purchase Payments. If any Owner is under age 59½, withdrawals may be subject to a 10% federal penalty tax. You should consult a tax adviser regarding the tax treatment of adviser fee payments.

Your investment adviser acts on your behalf, not ours. We are not party to your advisory agreement or responsible for your adviser’s actions. We do not set your adviser’s fee or receive any part of it. Any adviser fee you pay is in addition to this Contract’s fees and expenses. You should ask your adviser about compensation they receive for this Contract.

You can submit a written request to our Service Center on a form satisfactory to us to allow your adviser to make Variable Option transfers on your behalf. However, we reserve the right to review an adviser’s trading history before allowing him or her to make transfers. If, in our sole discretion, we believe the adviser's trading history indicates excessive trading, we can deny your request. If we approve it, your adviser is subject to the same trading restrictions that apply to Owners. We can deny or revoke trading authority in our sole discretion.

VOTING PRIVILEGES

We legally own the Variable Option shares. However, when a Variable Option holds a shareholder vote that affects your investment, we ask you to give us voting instructions. We then vote all of our shares, including any we own on our behalf, in proportion to those instructions. Because most Owners do not give us instructions and we vote shares proportionally, a small number of Owners may determine a vote’s outcome. If we determine we no longer need to get your voting instructions, we will decide how to vote the shares. Only Owners have voting privileges. Annuitants, Beneficiaries, Payees and other persons have no voting privileges unless they are also Owners.

We determine your voting interest in a Variable Option as follows.

•
You can provide voting instructions based on the dollar value of the Variable Option’s shares in your Contract’s subaccount. We calculate this value based on the number and value of accumulation units for your Contract on the record date. We count fractional units.

•	You receive proxy materials and a voting instruction form.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

6.	VALUING YOUR CONTRACT

Your Contract Value increases and decreases based on Purchase Payments, transfers, withdrawals, deduction of fees and charges, and the performance of your selected Allocation Options. Your Contract Value is the total of the Variable Account Value (if you allocate to the Variable Options) and the total Index Option Value (if you allocate to the Index Options). For information on how we calculate your Index Option Values see section 7, Index Options.

ACCUMULATION UNITS

When we receive a Purchase Payment that you allocate to the Variable Options at our Service Center, we credit your Contract with accumulation units based on the Purchase Payment amount and daily price (accumulation unit value) for the subaccount of your selected Variable Option. A subaccount’s accumulation unit value is based on the price (net asset value) of the underlying Variable Option. A Variable Option’s net asset value is typically determined at the end of each Business Day, and any Purchase Payment received at or after the end of the current Business Day receives the next Business Day’s price.

We arbitrarily set the initial accumulation unit value for each subaccount. On the Issue Date, the number of accumulation units in each subaccount is equal to the initial Purchase Payment amount allocated to a subaccount, divided by that subaccount’s accumulation unit value.

Example

•	On Wednesday, we receive at our Service Center an additional Purchase Payment of $3,000 from you before the end of the Business Day.

•	When the New York Stock Exchange closes on that Wednesday, we determine that the accumulation unit value is $13.25 for your selected Variable Option.

We then divide $3,000 by $13.25 and credit your Contract on Wednesday night with 226.415094 subaccount accumulation units for your selected Variable Option.

At the end of each Business Day, we adjust the number of accumulation units in each subaccount as follows. Additional Purchase Payments and transfers into a subaccount increase the number of accumulation units. Withdrawals, transfers out of a subaccount, and the deduction of any Contract charge decrease the number of accumulation units.

At the end of each Business Day for each subaccount, we multiply the accumulation unit value at the end of the prior Business Day by the percentage change in value of a Variable Option since the prior Business Day. The percentage change includes the market performance of the Variable Option.

COMPUTING VARIABLE ACCOUNT VALUE

We calculate your Variable Account Value at the end of each Business Day by multiplying each subaccount’s accumulation unit value by its number of accumulation units, and then adding those results together for all subaccounts. Allocations (additional Purchase Payments and transfers of Index Option Value to the Variable Options) increase your Variable Account Value, withdrawals and Contract expenses reduce your Variable Account Value.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

7.	INDEX OPTIONS

When you allocate money to the Index Options you earn Credits based on the Index Option you select. Each Index Option is the combination of a Crediting Method and Index. These are the Indices and Crediting Methods we currently offer:

S&P 500®…………………………………………….....	available with….......	Index Protection Strategy and Index Performance Strategy
Russell 2000® Index and NASDAQ-100® Index…….	available with….......	Index Performance Strategy

For more information on the Indices, see Appendix A.

The total Index Option Value is the sum of the values in each of your selected Index Options. Each Index Option Value includes any Credits from previous Index Anniversaries, and the deduction of any previously assessed contract maintenance charge, product fee, and withdrawal charge during the Index Year. Positive Credits are not guaranteed. Credits can be zero or, under the Index Performance Strategy, negative after application of the Buffer. We apply Credits on Index Anniversaries. On Index Anniversaries each Index Option Value also increases with any additional Purchase Payment allocated to or transferred into an Index Option and decreases with any transfer out of an Index Option.

On each Business Day during the Index Year other than the Index Effective Date or an Index Anniversary, each Index Option Value under the Index Performance Strategy is valued by using the Daily Adjustment. The Daily Adjustment is a calculation mechanism by which Index Option Values are established each Business Day for purposes of computing amounts available for full or partial withdrawals, an annuitization, death benefits, and the Contract Value used to determine the Charge Base and contract maintenance charge. The Daily Adjustment may result in an adjustment up or down from the preceding Index Anniversary or Index Effective Date.

If you take a withdrawal, annuitize the Contract, transfer Contract Value from an Index Option to a Variable Option, or if we pay a death benefit, we calculate the Alternate Minimum Value for each Index Option Value in both Crediting Methods. If we are determining the Alternate Minimum Value for an Index Performance Strategy Index Option Value on any day other than an Index Anniversary, we first calculate the Index Option Value and apply the Daily Adjustment, then compare this value to its associated Alternate Minimum Value and we pay the greater of these two amounts. If we are paying a partial withdrawal, we compare the percentage of Index Option Value with an equivalent percentage of its Alternate Minimum Value. We expect that an Alternate Minimum Value generally will not be greater than its Index Option Value.

NOTE REGARDING WITHDRAWALS DURING THE INDEX YEAR:  Amounts removed from the Index Options during the Index Year for partial withdrawals and Contract expenses do not receive a Credit on the next Index Anniversary. However, the remaining amount is eligible for a Credit, subject to the Cap and Buffer for the Index Performance Strategy Index Options.

DETERMINING THE INDEX PROTECTION STRATEGY INDEX OPTION VALUE

On any Business Day, the Index Protection Strategy’s Index Option Value is equal to the amounts you allocate to an Index Option adjusted for withdrawals, Contract expenses, transfers into or out of the Index Option, and the Index Option Base. The Daily Adjustment does not apply to the Index Protection Strategy, but the Alternate Minimum Value does.

On the Index Effective Date both the Index Option Value and the Index Option Base for each of your Index Protection Strategy Index Options are equal to either:

•	the amount of your initial Purchase Payment you allocated to Index Protection Strategy if the Index Effective Date is the Issue Date, or

•	the amount of Variable Account Value you allocated to Index Protection Strategy.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

At the end of each Business Day during the Index Year we reduce each Index Protection Strategy Index Option Value by the dollar amount withdrawn from the Index Option for partial withdrawals you request and Contract expenses we deduct (any withdrawal charge, product fee and/or contract maintenance charge).

•	We deduct partial withdrawals and Contract expenses from the Allocation Options proportionately based on the percentage of Contract Value in each Allocation Option.

-
The percentage is equal to each Index Protection Strategy Index Option Value divided by the Contract Value using values determined at the end of the Business Day before we process the withdrawal or deduct the Contract expense.

•
However, if you specifically direct us to take a partial withdrawal from an Index Protection Strategy Index Option we reduce that Index Option Value by the dollar amount you specify, including any applicable withdrawal charge.

•	We then set each Index Option Base equal to its Index Option Value.

On each Index Anniversary we first determine if you receive the Declared Protection Strategy Credit. If your selected Index’s current value is less than its value on the last Index Anniversary (or the Index Effective Date if this is the first Index Anniversary), you do not receive the Declared Protection Strategy Credit. If your selected Index’s current value is equal to or greater than its value on the last anniversary, you receive the Declared Protection Strategy Credit as follows.

•	We multiply the Index Option Base by its Declared Protection Strategy Credit and add this amount to the Index Option Base.

•	Then we set each Index Option Value equal to the Index Option Base.

Then we increase and/or decrease each Index Option Base and Index Option Value on the Index Anniversary for additional Purchase Payments, transfers into or out of the Index Option, partial withdrawals and the deduction of any Contract expenses.

•
Additional Purchase Payments received and allocated to this Index Option and transfers of Variable Account Value or Index Option Value into this Index Option increase these values by the dollar amount allocated to this Index Option.

•	Transfers out of this Index Option reduce these values by the dollar amount removed from the Index Option.

•	Partial withdrawals and Contract expenses reduce these values as on any other Business Day.

Lastly, at the end of each Business Day during the Index Year, we apply the Alternate Minimum Value as discussed later in this section, if you take a withdrawal, annuitize the Contract, transfer Contract Value out of Index Options, or if we pay a death benefit.

DETERMINING THE INDEX PERFORMANCE STRATEGY INDEX OPTION VALUES

We use the Index Option Base to determine the Index Option Value. On each Index Anniversary we determine each of your selected Index Performance Strategy’s Index Option Values by applying its associated Performance Credit to its Index Option Base. On any day other than an Index Anniversary each Index Option Value is equal to the Index Option Base plus the Daily Adjustment as discussed later in this section.

On the Index Effective Date both the Index Option Value and the Index Option Base for each of your selected Index Performance Strategy Index Options are equal to either:

•	the amount of your initial Purchase Payment you allocated to that Index Option if the Index Effective Date is the Issue Date, or

•	the percentage of Variable Account Value you allocated to that Index Option.

At the end of each Business Day during the Index Year other than the Index Effective Date or Index Anniversary we first add each Index Performance Strategy Index Option’s Daily Adjustment to its Index Option Base and determine its Index Option Value (as discussed later in this section) before we process any partial withdrawal or deduct any Contract expenses.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

At the end of each Business Day during the Index Year we reduce each Index Performance Strategy Index Option Value by the dollar amount withdrawn from the Index Option for partial withdrawals you request and Contract expenses we deduct (any withdrawal charge, product fee and/or contract maintenance charge).

•	We deduct partial withdrawals and Contract expenses from the Allocation Options proportionately based on the percentage of Contract Value in each Allocation Option.

-
The percentage is equal to each Index Performance Strategy’s Index Option Value divided by the Contract Value using values determined at the end of the Business Day before we process the withdrawal or deduct the Contract expense.

•
However, if you specifically direct us to take a partial withdrawal from an Index Performance Strategy Index Option we reduce that Index Option Value by the dollar amount you specify, including any applicable withdrawal charge.

•	We then reduce each Index Option Base by the same percentage that the amount withdrawn reduced its associated Index Option Value.

On each Index Anniversary we first determine your Performance Credit. If the Index Return is positive, you receive a positive Performance Credit adjusted by the Cap. For example if the Cap is 8% and the Index Return is 10%, you receive a 8% Performance Credit. If the Index Return is negative we apply the Buffer and determine if you receive a negative Performance Credit. For example, if the Buffer is 10% and the Index Return is -8%, we apply a Performance Credit of zero to your Index Option Base. If instead the Index Return is -12%, we apply a -2% Performance Credit to your Index Option Base. We then apply the Performance Credit to the Index Option as follows:

•	We multiply each Index Option Base by its Performance Credit and add this amount to its Index Option Base.

•	Then we set each Index Option Value equal to its Index Option Base.

Then we increase and/or decrease each Index Option Base and Index Option Value on the Index Anniversary for additional Purchase Payments, transfers into or out of the Index Option, partial withdrawals and the deduction of any Contract expenses.

•
Additional Purchase Payments received and allocated to this Index Option and transfers of Variable Account Value or Index Option Value into this Index Option increase these values by the dollar amount allocated to this Index Option.

•	Transfers out of this Index Option reduce these values by the dollar amount removed from the Index Option.

•	Partial withdrawals and Contract expenses reduce these values as on any other Business Day.

Lastly, at the end of each Business Day during the Index Year we compare each Index Performance Strategy Index Option Value to its Alternate Minimum Value as discussed later in this section, if you take a withdrawal, annuitize the Contract, transfer Contract Value out of Index Options, or if we pay a death benefit. If the Alternate Minimum Value Calculation occurs on any day other than an Index Anniversary, this comparison occurs after we apply the Daily Adjustment, and we pay the greater of these two amounts.

Index Performance Strategy Index Option Value Daily Adjustment

We designed the Daily Adjustment to provide an Index Option Value during the Accumulation Phase on days other than the Index Effective Date or an Index Anniversary. The Daily Adjustment reflects the change in market value of your allocation to an Index Performance Strategy Index Option. We apply a Daily Adjustment to the Index Performance Strategy Index Option Values for purposes of computing amounts available for withdrawal, annuitization, death benefits, and the Contract Value used to determine the Charge Base and contract maintenance charge. The Daily Adjustment directly increases or decreases your Index Performance Strategy Index Option Values. The Daily Adjustment is different from the method we use to credit the Index Option on an Index Anniversary. The Daily Adjustment tracks the hypothetical market price of a Proxy Investment that comprises a hypothetical set of put and call options that would return the same amount as the Index Option on an Index Anniversary (an amount equal to the Performance Credit as determined using the applicable Cap and Buffer). Each Business Day, we calculate the hypothetical price of the Proxy Investment using a Black Scholes model. We use these calculations to determine values for the potential of Index gains up to the Cap and for the potential of Index losses below the Buffer.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

The Daily Adjustment can be positive or negative. The Daily Adjustment is equal to the Index Option Base multiplied by the difference between current value of the Proxy Investment and a portion of the value of the Proxy Investment on the prior Index Anniversary (or Index Effective Date if this is the first Index Year). When the Daily Adjustment is positive, an Index Option Value is higher than the Index Option Base. When the Daily Adjustment is negative, an Index Option Value is lower than the Index Option Base. The Daily Adjustment will differ from the Index Return. The Daily Adjustment is affected by the length of time until the next Index Anniversary and it is generally negatively affected by increases in the expected volatility of index prices, interest rate decreases, and by poor market performance. All other factors being equal, even if the current Index Return during the Index Year is greater than the Cap, the Daily Adjustment will be lower than the Cap during the Index Year and will not be equal to the Cap until the next Index Anniversary. Even if the current Index Return during the Index Year is within the Buffer or positive, the Daily Adjustment may be negative until the next Index Anniversary.

At the end of each Business Day during the Index Year (other than the Index Effective Date or Index Anniversary) we add each Daily Adjustment to its Index Option Base to calculate each Index Option Value before we process any partial withdrawal or deduct any Contract expenses.

For more information on how we calculate the Daily Adjustment see Appendix B.

Index Performance Strategy Index Option Value Performance Locks

Under the Index Performance Strategy you can lock in a current Index Option Value by requesting a Performance Lock. You can request a lock once each Index Year for each of your selected Index Performance Strategy Index Options. A Performance Lock applies to the total Index Option Value in an Index Option, and not just a portion of that Index Option Value. After the Lock Date Daily Adjustments do not apply for the remainder of the Index Year and the Index Option Value will not receive a Performance Credit on the next Index Anniversary. However, the Index Option Value does decrease during the remainder of the Index Year for any partial withdrawals and the deduction of any Contract expenses. Beginning on the next Index Anniversary, your locked Index Performance Strategy Index Options will no longer be locked and Daily Adjustments will again apply.

A Performance Lock can help eliminate doubt about future Index performance and possibly limit the impact, or avoid receiving, a negative Performance Credit. The disadvantage of taking a Performance Lock is that the relevant Index value may increase until the next Index Anniversary, and you will not participate in that increase. In addition, if you exercise a Performance Lock, you may receive less than the full Cap or less than the full protection of the Buffer that you would have received if you waited for us to apply the Performance Credit on the next Index Anniversary.

THE ALTERNATE MINIMUM VALUE

The Alternate Minimum Value is the guaranteed minimum on each of your Index Option Values if we pay a death benefit, upon annuitization, if you take a withdrawal, or if you transfer Contract Value from an Index Option to a Variable Option. The Alternate Minimum Value applies to both of the Crediting Methods. If we are determining the Alternate Minimum Value for an Index Performance Strategy Index Option on any day other than an Index Anniversary, we first calculate the Index Option Value and apply the Daily Adjustment, then compare this value to its associated Alternate Minimum Value and we pay the greater of these two amounts. If you receive no Credits, or only modest Credits, over many years the Alternate Minimum Value may be higher than the Index Option Value. However, we expect that an Alternate Minimum Value generally will not be greater than its Index Option Value.

If you take a full withdrawal, annuitize the Contract, or we pay a death benefit we compare each of your Index Option Values (after any applicable withdrawal charge, final product fee, and final contract maintenance charge) and its associated Alternate Minimum Value using values determined at the end of the Business Day. If any Index Option Value is less than its Alternate Minimum Value, we increase the Index Option Value to equal its Alternate Minimum Value before we calculate Annuity Payments or pay out any Contract Value as a withdrawal or death benefit.

If you take a partial withdrawal or transfer Index Option Value to a Variable Option, we compare the percentage of Index Option Value withdrawn (including any applicable withdrawal charge) with an equivalent percentage of its Alternate Minimum Value using values determined at the end of the Business Day we process the partial withdrawal or transfer. If the percentage of Index Option Value is less than the equivalent percentage of Alternate Minimum Value, we add the difference to the amount we pay to you as a partial withdrawal or to the amount transferred.

You can find more information about the Alternate Minimum Value at Exhibit 99(a) of the Form S-1 Registration Statement filed with the SEC, of which this prospectus is a part. This information is incorporated by reference into this prospectus. You can obtain a copy of Exhibit 99(a) by calling (800) 624-0197.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

OPTIONAL REBALANCING PROGRAM

Your selected Index Options’ performance may cause the percentage of total Index Option Value in each Index Option to change. Rebalancing can help you maintain your selected Index Option allocation percentages. You can direct us to automatically adjust your Index Option Value on each Index Anniversary (or on the next Business Day if the Index Anniversary is not a Business Day) according to your instructions. We must receive your optional rebalancing program form in Good Order at our Service Center by 4 p.m. Eastern Time on the Business Day before we rebalance. We reserve the right to discontinue or modify the optional rebalancing program at any time and for any reason. To end this program, we must receive your request at our Service Center by 4 p.m. Eastern Time on the Business Day immediately before the Index Anniversary.

8.	EXPENSES

Contract fees and expenses reduce your investment return and are described here in detail.

PRODUCT FEE

We deduct a product fee from your Contract Value during the Accumulation Phase, under death benefit payment Option B, and with optional payments under death benefit payment Option C as noted in section 11, Death Benefit. The product fee is an annualized rate of [to be added by pre-effective amendment]% that is calculated and accrued on a daily basis as a percentage of the Charge Base.

The Charge Base is initially equal to the Purchase Payment received on the Issue Date. At the end of each Business Day, we adjust the Charge Base as follows.

•	We increase it by the amount of any additional Purchase Payments.

•	We reduce it by the percentage of any Contract Value withdrawn. Withdrawals include all Contract expenses (withdrawal charge, product fee, contract maintenance charge, and transfer fee).

On each Quarterly Contract Anniversary (or on the next Business Day if the Quarterly Contract Anniversary is not on a Business Day) the Charge Base is equal to the Contract Value determined at the end of the Business Day.

We begin calculating and accruing the daily product fee amount on the day after the Issue Date. We deduct the product fee on each Quarterly Contract Anniversary (or the next Business Day if the Quarterly Contract Anniversary is not a Business Day) with the following exceptions.

•	If you withdraw the total Contract Value, we deduct the final product fee (the total of all daily product fees we calculated for the current Contract quarter) before processing the withdrawal.

•	If you annuitize the Contract, we deduct the final product fee before calculating Annuity Payments.

•
Upon the death of an Owner (or Annuitant if the Owner is a non-individual), we deduct the final product fee before calculating the death benefit if death benefit payment option A or Annuity Payments under death benefit payment Option C is selected.

We deduct the product fee on a dollar for dollar basis from the Contract Value and we deduct it proportionately from each Allocation Option.

We do not treat the deduction of the product fee as a withdrawal when computing total Purchase Payments adjusted for withdrawals under the Traditional Death Benefit (see section 11). If on a Quarterly Contract Anniversary (or the next Business Day if the Quarterly Contract Anniversary is not a Business Day) the Contract Value is less than the product fee, we deduct your total remaining Contract Value to cover the final product fee and reduce your Contract Value to zero. If the deduction of the final product fee reduces your Contract Value to zero and the Traditional Death Benefit has ended, we treat this as a full withdrawal and your Contract ends.

Changes to the Charge Base change the product fee amount. For example, if you make an additional Purchase Payment both your Charge Base and daily product fee amount also increase. Similarly, a withdrawal decreases both your Charge Base and daily product fee amount.

The product fee compensates us for all your Contract’s benefits, including our contractual obligation to make Annuity Payments, certain Contract expenses, and assuming the expense risk that the current charges are less than future Contract administration costs. If the product fee covers these costs and risks, any excess is profit to us. We anticipate making such a profit.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

CONTRACT MAINTENANCE CHARGE

Your annual contract maintenance charge is $50. This charge is for Contract administration and maintenance expenses. We waive this charge as follows:

•
During the Accumulation Phase for all your Index Advantage Contracts if the total Contract Value is at least $100,000 at the end of the last Business Day before the Contract Anniversary. We determine the total Contract Value for all individually owned Index Advantage Contracts by using the Owner’s social security number, and for non-individually owned Index Advantage Contracts we use the Annuitant’s social security number.

•	During the Annuity Phase if the Contract Value on the Annuity Date is at least $100,000.

•	When paying death benefits under death benefit payment options A, B, or C.

During the Accumulation Phase, we deduct the contract maintenance charge on a dollar for dollar basis from the Contract Value on the Contract Anniversary and we deduct it proportionately from each Allocation Option. If you take a full withdrawal from your Contract (other than on a Contract Anniversary), we deduct the full contract maintenance charge. We do not treat the deduction of the contract maintenance charge as a withdrawal when computing total Purchase Payments adjusted for withdrawals under the Traditional Death Benefit.

WITHDRAWAL CHARGE

You can take withdrawals during the Accumulation Phase. A withdrawal charge applies if any part of a withdrawal comes from a Purchase Payment that is still within the withdrawal charge period. We assess the withdrawal charge against the Withdrawal Charge Basis, which is equal to total Purchase Payments, less any Purchase Payment withdrawn (excluding any penalty-free withdrawals), and less any applicable withdrawal charge. We do not reduce the Withdrawal Charge Basis for any amounts we deduct to pay other Contract expenses.

We do not assess a withdrawal charge on penalty-free withdrawals or amounts we deduct to pay Contract expenses, other than the withdrawal charge. However, any amounts used to pay a withdrawal charge are subject to a withdrawal charge. Amounts withdrawn to pay investment adviser fees are subject to a withdrawal charge if they exceed the free withdrawal privilege. Penalty-free withdrawals include: withdrawals under the free withdrawal privilege and waiver of withdrawal charge benefit and; payments under our minimum distribution program.

For purposes of calculating any withdrawal charge, we withdraw Purchase Payments on a “first-in-first-out” (FIFO) basis and we process withdrawal requests as follows.

1.
First we withdraw from Purchase Payments that we have had for six or more complete years, which is your Contract’s withdrawal charge period). This withdrawal is not subject to a withdrawal charge and it reduces the Withdrawal Charge Basis.

2.
Then, if this is a partial withdrawal, we withdraw from the free withdrawal privilege (see section 9, Access to Your Money – Free Withdrawal Privilege). This withdrawal is not subject to a withdrawal charge and it does not reduce the Withdrawal Charge Basis.

3.
Next, on a FIFO basis, we withdraw from Purchase Payments within your Contract’s withdrawal charge period and assess a withdrawal charge. Withdrawing payments on a FIFO basis may help reduce the total withdrawal charge because the charge declines over time. We determine your total withdrawal charge by multiplying each payment by its applicable withdrawal charge percentage and then totaling the charges. This withdrawal reduces the Withdrawal Charge Basis.

4.	Finally we withdraw any Contract earnings. This withdrawal is not subject to a withdrawal charge and it does not reduce the Withdrawal Charge Basis.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

The withdrawal charge as a percentage of each Purchase Payment withdrawn is as follows.

Number of Complete Years Since Purchase Payment	Withdrawal Charge Amount
0	8.5%
1	8%
2	7%
3	6%
4	5%
5	4%
6 years or more	0%

Upon a full withdrawal, we first deduct any applicable product fee and contract maintenance charge before we calculate the withdrawal charge. We deduct any applicable withdrawal charge from the total Contract Value and send you the remaining amount. For a partial withdrawal we deduct the amount you request, plus any applicable withdrawal charge from the total Contract Value. We apply the withdrawal charge to this total amount and we pay you the amount you requested. We deduct any partial withdrawal (including any withdrawal charge) proportionately from each Allocation Option unless you provide us with alternate instructions. If a partial withdrawal occurs on a day that we also assess the product fee and/or contract maintenance charge, we assess these charges in this order after we deduct the withdrawal and any applicable withdrawal charge from the Contract Value.

The withdrawal charge compensates us for expenses associated with selling the Contract.

Example: You make an initial Purchase Payment of $30,000 and make another Purchase Payment in the first month of the second Contract Year of $70,000. In the third month of the third Contract Year, your Contract Value is $110,000 and you request a $52,000 withdrawal. We withdraw money and compute the withdrawal charge as follows.

1)	Purchase Payments beyond the withdrawal charge period. All payments are still within the withdrawal charge period, so this does not apply.

2)
Amounts available under the free withdrawal privilege. You did not take any other withdrawals this year, so you can withdraw up to 10% of your total payments (or $10,000) without incurring a withdrawal charge.

3)
Purchase Payments on a FIFO basis. The total amount we withdraw from the first Purchase Payment is $30,000, which is subject to a 7% withdrawal charge, and you receive $27,900. We determine this amount as follows:

(amount withdrawn) x (1 – withdrawal charge) = the amount you receive, or:

$30,000 x 0.93 = $27,900.

Next we withdraw from the second Purchase Payment. So far, you received $37,900 ($10,000 under the free withdrawal privilege and $27,900 from the first Purchase Payment), so we withdraw $14,100 from the second Purchase Payment to equal the $52,000 you requested. The second Purchase Payment is subject to an 8% withdrawal charge. We calculate the total amount withdrawn and its withdrawal charge as follows:

(the amount you receive) ÷ (1 – withdrawal charge) = amount withdrawn, or:

$14,100 ÷ 0.92 = $15,326.

4)	Contract earnings. We already withdrew your requested amount, so this does not apply.

In total we withdrew $55,326 from your Contract, of which you received $52,000 and paid a withdrawal charge of $3,326.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

Reduction or Elimination of the Withdrawal Charge

We may reduce or eliminate the withdrawal charge when the Contract is sold under circumstances that reduce its sales expenses. For example, if a large group of individuals purchases Contracts or if a prospective purchaser already has a relationship with us. We may choose not to deduct a withdrawal charge under a Contract issued to an officer, director, or employee of Allianz Life or any of its affiliates. Also, we may reduce or eliminate the withdrawal charge when a Contract is sold by a Financial Professional appointed with Allianz Life to any members of his or her immediate family and the Financial Professional waives their commission. We must pre-approve any withdrawal charge reduction or elimination.

NOTE:

•
Because we do not reduce the Withdrawal Charge Basis for penalty-free withdrawals or the deduction of other Contract expenses, we may assess a withdrawal charge on more than the amount you are withdrawing upon a full withdrawal of the total Contract Value. Also, upon full withdrawal, if the Contract Value has declined due to poor performance, the withdrawal charge may be greater than the total Contract Value and you will not receive any money.

•
Withdrawals may have tax consequences and, if taken before age 59½, may be subject to a 10% federal penalty tax. For tax purposes in most instances, withdrawals from Non-Qualified Contracts are considered to come from earnings first, not Purchase Payments.

•	For Contracts issued in Florida: The withdrawal charge cannot exceed 10% of the Contract Value withdrawn.

TRANSFER FEE

The first twelve transfers between Variable Options every Contract Year are free. After that, we deduct a $25 transfer fee for each additional transfer. We count all transfers made in the same Business Day as one transfer. We do not count transfers between the Variable Options and Index Options or reallocation of Index Option Value among the Index Options against the free transfers we allow and these transfers are not subject to a transfer fee. The transfer fee continues to apply under death benefit payment Option B, and with optional payments under death benefit payment Option C as noted in section 11, Death Benefit.

We deduct the transfer fee on a dollar for dollar basis from the amount of Variable Account Value being transferred before allocating the remaining Variable Account Value to your selected Variable Options. We do not treat the deduction of the transfer fee as a withdrawal when computing total Purchase Payments adjusted for withdrawals under the Traditional Death Benefit.

PREMIUM TAX

Premium tax is based on your state of residence at the time you make each Purchase Payment. In states that assess a premium tax, we do not currently deduct it from the Contract, although we reserve the right to do so in the future. Premium tax normally ranges from 0% to 3.5% of the Purchase Payment, depending on the state or governmental entity.

INCOME TAX

Currently, we do not deduct any Contract related income tax we incur, although we reserve the right to do so in the future.

VARIABLE OPTION EXPENSES

The Variable Options’ assets are subject to operating expenses (including management fees). These expenses are described in the Fee Tables and in the Variable Options’ prospectuses. These expenses reduce the Variable Options’ performance and, therefore, negatively affect your Contract Value and any payments based on Contract Value. The Variable Options’ investment advisers provided us with the expense information in this prospectus and we did not independently verify it.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

9.	ACCESS TO YOUR MONEY

The money in your Contract is available under the following circumstances:

•	by withdrawing your Contract Value;

•	by taking required minimum distributions (Qualified Contracts only) as discussed in “Minimum Distribution Program and Required Minimum Distribution (RMD) Payments” later in this section;

•	by taking Annuity Payments; or

•	when we pay a death benefit.

You can take withdrawals during the Accumulation Phase. We process withdrawal requests based on values next determined after receipt of the request in Good Order at our Service Center. Values are normally determined at the end of each Business Day. Any withdrawal request received at or after the end of the current Business Day receives the next Business Day’s values.

Any partial withdrawal must be for at least $100.* The Contract Value after a partial withdrawal must be at least $2,000.* We reserve the right to treat a partial withdrawal that reduces the Contract Value below this minimum as a full withdrawal.

*	Does not apply to required minimum distributions.

We deduct any partial withdrawal (including any withdrawal charge) proportionately from each Allocation Option unless you provide us with alternate instructions. If you are withdrawing money from an Index Option we also apply any Alternate Minimum Value to the amount we send you as described in section 7, Index Options – Alternate Minimum Value.

When you take a full withdrawal, we process your request on the Business Day we receive it in Good Order at our Service Center as follows:

•	total Contract Value,

•	less any final product fee and final contract maintenance charge,

•	less any withdrawal charge, and

•	plus any increase from the application of the Alternate Minimum Value if you selected an Index Option.

See the Fee Tables and section 8, Expenses for a discussion of these charges. See also section 7, Index Options – Alternate Minimum Value.

We pay withdrawals within seven days of receipt of your request in Good Order at our Service Center, unless the suspension of payments or transfers provision is in effect (see the discussion later in this section).

NOTE:

•	Ordinary income taxes and tax penalties may apply to any withdrawal you take.

•
We may be required to provide information about you or your Contract to government regulators. We may also be required to stop Contract disbursements and thereby refuse any transfer requests, and refuse to pay any withdrawals, surrenders, or death benefits until we receive instructions from the appropriate regulator. If, pursuant to SEC rules, the AZL Money Market Fund suspends payment of redemption proceeds in connection with a fund liquidation, we will delay payment of any transfer, partial withdrawal, surrender, or death benefit from the AZL Money Market Fund subaccount until the fund is liquidated.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

FREE WITHDRAWAL PRIVILEGE

Each Contract Year, you can withdraw up to 10% of your total Purchase Payments without incurring a withdrawal charge (the free withdrawal privilege). Any unused free withdrawal privilege in one Contract Year is not added to the amount available next year. Withdrawals of Purchase Payments that are beyond the withdrawal charge period are not subject to a withdrawal charge and do not reduce your free withdrawal privilege. Required minimum distribution payments are not subject to a withdrawal charge, but do reduce your free withdrawal privilege.

NOTE: The free withdrawal privilege is not available upon a full withdrawal.

SYSTEMATIC WITHDRAWAL PROGRAM

If your Contract Value is at least $25,000, the systematic withdrawal program can provide automatic withdrawal payments to you. You can request to receive these withdrawal payments monthly, quarterly, semi-annually or annually. The minimum amount you can withdraw under this program is $100 and there is no maximum. During the withdrawal charge period (if applicable), systematic withdrawals in excess of the free withdrawal privilege are subject to a withdrawal charge. We make systematic withdrawals on the ninth of the month, or the next Business Day if the ninth is not a Business Day. We must receive your systematic withdrawal program form instructions in Good Order at our Service Center by 4 p.m. Eastern Time on the Business Day before we process these withdrawals, or your program does not begin until the next month. This program ends at your request or when you withdraw your total Contract Value. However, we reserve the right to discontinue or modify the systematic withdrawal program at any time and for any reason.

NOTE:

•	Ordinary income taxes and tax penalties may apply to systematic withdrawals.

•	The systematic withdrawal program is not available while you are receiving required minimum distribution payments.

MINIMUM DISTRIBUTION PROGRAM AND REQUIRED MINIMUM DISTRIBUTION (RMD) PAYMENTS

If you own a Qualified Contract, you can participate in the minimum distribution program during the Accumulation Phase. Under this program, we make payments to you designed to meet the applicable minimum distribution requirements imposed by the Internal Revenue Code for this Qualified Contract. RMD payments are not subject to a withdrawal charge, but they reduce the free withdrawal privilege amount during the Contract Year. We can make payments to you on a monthly, quarterly, semi-annual or annual basis. However, if your Contract Value is less than $25,000, we only make annual payments. You cannot aggregate RMD payments between this Contract and other qualified contracts that you own. We make RMD payments on the ninth of the month, or the next Business Day if the ninth is not a Business Day. We must receive your program form instructions in Good Order at our Service Center by 4 p.m. Eastern Time on the Business Day before we process these payments, or your program does not begin until the next month.

NOTE:

•	You should consult a tax adviser before purchasing a Qualified Contract that is subject to RMD payments.

•	The minimum distribution program is not available while you are receiving systematic withdrawals.

WAIVER OF WITHDRAWAL CHARGE BENEFIT

After the first Contract Year, if any Owner becomes confined to a nursing home for a period of at least 90 consecutive days and a physician certifies that continued confinement is necessary, you can take a withdrawal and we waive the withdrawal charge. This waiver is not available if any Owner was confined to a nursing home on the Issue Date. We base this benefit on the Annuitant for non-individually owned Contracts. We must receive proof of confinement in Good Order before we waive the withdrawal charge.

NOTE FOR CONTRACTS ISSUED IN:

•	Massachusetts – The waiver of withdrawal charge benefit is not available.

•	New Hampshire – The definition of nursing home is an institution operated in accordance with state law.

•
Pennsylvania – The waiver is not available if on the Issue Date, an Owner was confined to a nursing home or was already diagnosed with a terminal illness. Also, the nursing home confinement requirement is a total of 90 days within a six month period. These 90 days do not need to be consecutive.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

SUSPENSION OF PAYMENTS OR TRANSFERS

We may be required to suspend or postpone transfers or payments for withdrawals for any period when:

•	the New York Stock Exchange is closed (other than customary weekend and holiday closings);

•	trading on the New York Stock Exchange is restricted;

•	an emergency (as determined by the SEC) exists as a result of which disposal of the Variable Option shares is not reasonably practicable or we cannot reasonably value the Variable Option shares; or

•	during any other period when the SEC, by order, so permits for the protection of Owners.

10.	THE ANNUITY PHASE

Prior to annuitization, you can surrender your Contract and receive your total Contract Value (less the final product fee, final contract maintenance charge, and any applicable withdrawal charge).

Annuity Payments offer a guaranteed income stream with certain tax advantages and are designed for Owners who are not concerned with continued access to Contract Value.

You can apply your Contract Value to regular periodic fixed annuity payments (Annuity Payments). The Payee receives the Annuity Payments. You receive tax reporting on the payments, whether or not you are the Payee. We may require proof of the Annuitant(s)’ age before we make any life contingent Annuity Payment. If you misstate the Annuitant(s)’ age or gender, we pay the amount that would have been paid at the true age or gender.

CALCULATING YOUR ANNUITY PAYMENTS

We base Annuity Payments upon the following:

•	The Contract Value on the Annuity Date.

•	The age of the Annuitant and any joint Annuitant on the Annuity Date.

•	The gender of the Annuitant and any joint Annuitant where permitted.

•	The Annuity Option you select.

•	Your Contract’s interest rate (or current rates, if higher) and mortality table.

If the Annuity Date is not an Index Anniversary and you selected the Index Performance Strategy, Contract Value includes the Daily Adjustment. Contract Value also includes any increase from the Alternate Minimum Value if you selected any of the available Index Options. If you annuitize on any day other than a Contract Anniversary, the Declared Protection Strategy Credit for the current Index Year is not applied to your Annuity Payments. We guarantee the dollar amount of Annuity Payments and this amount remains fixed and does not change during the entire annuity payout option period that you selected, except as provided under Annuity Option 3. The contract maintenance charge is deducted proportionately from each Annuity Payment, unless your beginning annuitization value is greater than $100,000.

ANNUITY PAYMENT OPTIONS

You can choose one of the Annuity Options described below or any other payment option to which we agree. Before the Annuity Date, you can select and/or change the Annuity Option with at least 30 days written notice to us. After Annuity Payments begin, you cannot change the Annuity Option.

Option 1. Life Annuity. We make Annuity Payments during the life of the Annuitant, and the last payment is the one that is due before the Annuitant’s death. If the Annuitant dies shortly after the Annuity Date, the Payee may receive less than your investment in the Contract.

Option 2. Life Annuity with Payments Over 5, 10, 15 or 20 Years Guaranteed. We make Annuity Payments during the life of the Annuitant, with payments for a guaranteed minimum period that you select.

Option 3. Joint and Last Survivor Annuity. We make Annuity Payments during the lifetimes of the Annuitant and the joint Annuitant. Upon the death of one Annuitant, Annuity Payments to the Payee continue during the lifetime of the surviving joint Annuitant, at a level of 100%, 75% or 50% selected by the Owner when he or she chose this Annuity Payment option. If both Annuitants die shortly after the Annuity Date, the Payee may receive less than your investment in the Contract.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

Option 4. Joint and Last Survivor Annuity with Payments Over 5, 10, 15 or 20 Years Guaranteed. We make Annuity Payments during the lifetimes of the Annuitant and the joint Annuitant, with payments for a minimum guaranteed period that you select.

Option 5. Refund Life Annuity. We make Annuity Payments during the lifetime of the Annuitant, and the last payment is the one that is due before the Annuitant’s death. After the Annuitant’s death, the Payee may receive a lump sum refund. The amount of the refund equals the amount applied to this Annuity Option minus the total paid under this option.

After the Annuitant’s death under Option 2, or the last surviving joint Annuitant's death under Option 4, we make Annuity Payments during the remaining guaranteed period in the following order based on who is still alive: the Payee, any surviving original Owner, the last surviving Owner’s Beneficiaries, or to the last surviving Owner’s estate if there are no remaining or named Beneficiaries.

Annuity Payments are usually lower if you select an Annuity Option that requires us to make more frequent Annuity Payments or to make payments over a longer period of time. If you choose life contingent Annuity Payments, payout rates for a younger Annuitant are lower than the payout rates for an older Annuitant and payout rates for life with a guaranteed period are typically lower than life only payments. Monthly payout rates are lower than annual payout rates, payout rates for a 20-year guaranteed period are less than payout rates for a 10-year guaranteed period, and payout rates for a 50-year-old Annuitant are less than payout rates for a 70-year-old Annuitant.

NOTE: If you do not choose an Annuity Option before the Annuity Date, we make Annuity Payments to the Payee under Annuity Option 2 with ten years of guaranteed monthly payments.

WHEN ANNUITY PAYMENTS BEGIN

Annuity Payments begin on the Annuity Date. Your scheduled Annuity Date is the maximum permitted date allowed for your Contract, which is the first day of a calendar month following the later of: a) the Annuitant’s 90th birthday, or b) the tenth Contract Anniversary. An earlier Annuity Date or a withdrawal may be required to satisfy minimum required distribution rules under certain Qualified Contracts. You can make an authorized request for a different, earlier or later Annuity Date after the Issue Date, but any such request is subject to applicable law and our approval. An earlier or later Annuity Date may not be available to you depending on the Financial Professional you purchase your Contract through and your state of residence. Your Annuity Date must be at least two years after the Issue Date.*

*	In Florida, the earliest acceptable Annuity Date is one year after the Issue Date.

NOTE:

•
If on the maximum permitted Annuity Date your Contract Value is greater than zero, you must annuitize the Contract. We notify you of your available options in writing 60 days in advance. If you have not selected an Annuity Option, we make payments under Annuity Option 2 with ten years of guaranteed monthly payments. Upon annuitization you no longer have Contract Value, or a death benefit, and you cannot receive any other periodic withdrawals or payments other than Annuity Payments.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

11.	DEATH BENEFIT

“You” in this section refers to the Owner, or the Annuitant if the Contract is owned by a non-individual.

The death benefit is only available during the Accumulation Phase. If you or the Determining Life (Lives) die during the Accumulation Phase, we process the death benefit using prices determined after we receive the required information, which is either a Valid Claim or due proof of death as stated here. (For information on due proof of death see the Glossary – Valid Claim). If we receive this information after the end of the current Business Day, we use the next Business Day’s prices. We will not accept additional Purchase Payments after receipt of the first Valid Claim. We also will not allow any partial or full withdrawals after receipt of a Valid Claim.

If there are multiple Beneficiaries, each Beneficiary receives the portion of the death benefit he or she is entitled to when we receive his or her Valid Claim. If a Beneficiary dies before you or the Designated Life, that Beneficiary’s interest in this Contract ends unless your Beneficiary designation specifies otherwise. If there are no remaining Beneficiaries, or no named Beneficiaries, we pay the death benefit to your estate, or if the Owner is a non-individual, to the Owner. Unless you instruct us to pay Beneficiaries a specific percentage of the death benefit, he or she each receives an equal share. Any part of the death benefit that is in the Allocation Options remains there until distribution begins. From the time we determine the death benefit until we make a complete distribution, any amount in the Allocation Options continues to be subject to investment risk that is borne by the recipient(s). Once we receive notification of death, we no longer accept additional Purchase Payments or process transfer requests.

The Contract provides the Traditional Death Benefit based on the greater of:

•	Contract Value, or

•
total of all Purchase Payments received, reduced by the percentage of Contract Value withdrawn, determined at the end of each Business Day. Withdrawals include withdrawal charges, but not amounts we withdraw for other Contract expenses.

If the date we are determining the death benefit is not an Index Anniversary and you selected the Index Performance Strategy, Contract Value includes the Daily Adjustment. Contract Value also includes any increase from the Alternate Minimum Value if you selected any of the available Index Options.

If you are the Determining Life, or if you and the Determining Life (Lives) are different individuals and die simultaneously as defined by applicable state law or regulation we determine the Traditional Death Benefit at the end of the Business Day we receive a Valid Claim. For multiple Beneficiaries, each surviving Beneficiary receives the greater of their portion of total Purchase Payments adjusted for withdrawals determined at the end of the Business Day we receive the first Valid Claim from any one Beneficiary, or their portion of the Contract Value determined at the end of the Business Day during which we receive his or her Valid Claim.

If you and the Determining Life (Lives) are different individuals and do not die simultaneously, the death benefit is as follows. This can only occur if you change the Owner after the Issue Date.

•
If a Determining Life dies before you we do not pay a death benefit to the Beneficiary(s), but we may increase the Contract Value. We compare the Contract Value and total Purchase Payments adjusted for withdrawals determined at the end of Business Day we receive due proof of a Determining Life’s death. If your Contract Value is less than total Purchase Payments adjusted for withdrawals, we increase your Contract Value to equal total Purchase Payments adjusted for withdrawals. The Traditional Death Benefit becomes the Contract Value, and the Traditional Death Benefit ends. We allocate any Contract Value increase to the Variable Options according to future Purchase Payment allocation instructions.

•	Upon your death your Beneficiary(s) receive the Contract Value determined at the end of the Business Day during which we receive each Beneficiary’s Valid Claim.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

The Traditional Death Benefit ends upon the earliest of the following.

•	The Business Day before the Annuity Date.

•	The Business Day that total Purchase Payments adjusted for withdrawals and Contract Value are both zero.

•
Upon the death of a Determining Life, the end of the Business Day we receive a Valid Claim from all Beneficiaries if you and the Determining Life are the same individuals, or if you and the Determining Life (Lives) are different individuals and die simultaneously as defined by applicable state law or regulation.

•
Upon the death of a Determining Life, the end of the Business Day we receive due proof of the Determining Life’s death if you and the Determining Life (Lives) are different individuals and do not die simultaneously.

•
Upon the death of an Owner (or Annuitant if the Owner is a non-individual), the end of the Business Day we receive the first Valid Claim from any one Beneficiary, if the Owner (or Annuitant) is no longer a Determining Life.

•	The Business Day the Contract ends.

•
The Traditional Death Benefit is a first-to-die benefit based on the Determining Life. This means that upon the death of an Owner (or Annuitant if the Owner is a non-individual), if a surviving spouse continues the Contract the Traditional Death Benefit is no longer available. Also, if you and the Determining Life (Lives) are different individuals and you die first, the Traditional Death Benefit is not available to your Beneficiary(s).

DEATH OF THE OWNER AND/OR ANNUITANT

The appendix to the Statement of Additional Information includes tables that are intended to help you better understand what happens upon the death of any Owner and/or Annuitant under the different portions of the Contract.

DEATH BENEFIT PAYMENT OPTIONS DURING THE ACCUMULATION PHASE

If you do not designate a death benefit payment option, a Beneficiary must select one of the options listed below. If a Beneficiary requests a lump sum payment under Option A, we pay that Beneficiary within seven days of receipt of his or her Valid Claim, unless the suspension of payments or transfers provision is in effect. Payment of the death benefit may be delayed, pending receipt of any state forms.

Spousal Continuation: If the Beneficiary is the deceased Owner’s spouse, he or she can choose to continue the Contract with the portion of the death benefit the spouse is entitled to in his or her own name. For non-individually owned Contracts, spousal continuation is only available to Qualified Contracts. Spouses must qualify as such under federal law to continue the Contract. An election by the spouse to continue the Contract must be made on the death claim form before we pay the death benefit. If the surviving spouse continues the Contract, at the end of the Business Day we receive his or her Valid Claim, we increase the Contract Value to equal total Purchase Payments adjusted for withdrawals, if applicable. If the surviving spouse continues the Contract:

•	he or she may exercise all of the Owner’s rights, including naming a new Beneficiary or Beneficiaries;

•	he or she is subject to any remaining withdrawal charge; and

•	upon the surviving spouse’s death their Beneficiary(s) receive the Contract Value determined at the end of the Business Day during which we receive a Valid Claim from each Beneficiary.

Option A: Lump sum payment of the death benefit.

Option B: Payment of the entire death benefit within five years of the date of any Owner’s death. The Beneficiary can continue to make transfers between Allocation Options and is subject to a transfer fee and the product fee.

Option C: If the Beneficiary is an individual, payment of the death benefit as fixed Annuity Payments under Annuity Options 1, 2 or 5. With our written consent other options may be available for payment over a period not extending beyond the Beneficiary’s life expectancy under which the Beneficiary can continue to make transfers between Allocation Options and is subject to a transfer fee and the product fee.

Distribution must begin within one year of the date of the Owner’s death. Any portion of the death benefit not applied to Annuity Payments within one year of the date of the Owner’s death must be distributed within five years of the date of death.

If the Contract is owned by a non-individual, then we treat the death of an Annuitant as the death of an Owner for purposes of the Internal Revenue Code’s distribution at death rules, which are set forth in Section 72(s) of the Code.

In all events, notwithstanding any provision to the contrary in the Contract or this prospectus, the Contract is interpreted and administered in accordance with Section 72(s) of the Internal Revenue Code.

Other rules may apply to Qualified Contracts.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

12.	TAXES

This section provides a summary explanation of the tax ramifications of purchasing a Contract. More detailed information about product taxation is contained in the Statement of Additional Information, which is available by calling the toll-free telephone number at the back of this prospectus. We do not provide individual tax advice. You should contact your tax adviser to discuss this Contract’s effects on your personal tax situation.

QUALIFIED AND NON-QUALIFIED CONTRACTS

You can purchase either a Qualified Contract or a Non-Qualified Contract. A Qualified Contract is purchased pursuant to a specialized provision of the Internal Revenue Code (Code). For example, a Contract may be purchased pursuant to Section 408 of the Code as an Individual Retirement Annuity (IRA).

Qualified Contracts are subject to certain restrictions, including restrictions on the amount of annual contributions, restrictions on how much you can earn and still be able to contribute to a Qualified Contract, and specialized restrictions on withdrawals. Qualified Contracts must be purchased from earned income from the relevant year or years, or from a rollover or transfer from a qualified contract. Purchase Payments to Qualified Contracts other than from a qualified transfer may be restricted once the Owner reaches age 70½.

Currently, we offer the following types of Qualified Contracts.

Type of Contract	Persons and Entities that can buy the Contract
IRA	Must have the same individual as Owner and Annuitant.
Roth IRA	Must have the same individual as Owner and Annuitant.
Simplified Employee Pension (SEP) IRA	Must have the same individual as Owner and Annuitant.
Certain Code Section 401 Plans	A qualified retirement plan is the Owner and the Annuitant must be an individual. We may determine which types of qualified retirement plans are eligible to purchase this Contract.

If you purchase a Qualified Contract, you already receive the benefit of tax deferral through the qualified plan, and so you should purchase this Contract for purposes other than tax deferral.

You can instead purchase a Non-Qualified Contract, which is not qualified pursuant to a specialized provision of the Code. There are no Code restrictions on annual contributions to a Non-Qualified Contract or how much you can earn and still contribute to a Contract.

TAXATION OF ANNUITY CONTRACTS

The Contract has the following tax characteristics.

•	Taxes on earnings are deferred until you take money out.

•
When you take money out of a Non-Qualified Contract, earnings are generally subject to federal income tax and applicable state income tax. All pre-tax funds distributed from Qualified Contracts are subject to federal and state income tax, but qualified distributions from Roth IRA Contracts are not subject to federal income tax. This prospectus does not address specific state tax laws. You should discuss state taxation with your tax adviser.

•	Taxable distributions are subject to an ordinary income tax rate, rather than a capital gains rate.

•
Beginning in 2013, distributions from Non-Qualified Contracts will be considered investment income for purposes of the newly enacted Medicare tax on investment income. Thus, in certain circumstances, a 3.8% tax may apply to some or all of the taxable portion of distributions (e.g. earnings) to individuals whose income exceeds certain threshold amounts ($200,000 for filing single, $250,000 for married filing jointly and $125,000 for married filing separately.) Please consult a tax advisor for more information.

•
If you take partial withdrawals from your Non-Qualified Contract, the withdrawals are generally taxed as though you were paid taxable earnings first, and then as a non-taxable return of Purchase Payments.

•
If you annuitize your Non-Qualified Contract and receive a stream of Annuity Payments, you receive the benefit of the exclusion ratio. The exclusion ratio is a calculation that causes a portion of each Annuity Payment to be non-taxable, based upon the percentage of your Contract Value that is from Purchase Payments. Purchase Payments are treated as a non-taxable return of principal, whereas earnings are taxable.

•	If you take partial withdrawals or annuitize a Qualified Contract, you will be responsible for determining what portion, if any, of the distribution consists of after-tax funds.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

•
If you take out earnings before age 59½, you may be subject to a federal 10% penalty tax, unless you take a lifetime annuitization of your Contract or you take money out in a stream of substantially equal payments over your expected life in accordance with the requirements of the Code.

•	A pledge, assignment, or ownership change of a Contract may be treated as a taxable event. You should discuss any pledge, assignment, or ownership change of a Contract with your tax adviser.

•
If you purchase multiple non-qualified deferred annuity contracts from an affiliated group of companies in one calendar year, these contracts are treated as one contract for purposes of determining the tax consequences of any distribution.

•
Death benefit proceeds from Non-Qualified Contracts are taxable to the beneficiary as ordinary income to the extent of any earnings. Death benefit proceeds must be paid out in accordance with the requirements of the Code. Federally recognized spouses are given specialized treatment in receipt of payments.

•
Depending upon the type of Qualified Contract you own, required minimum distributions (RMDs) must be satisfied when you reach a certain age. If you enroll in our minimum distribution program, we make RMD payments to you that are designed to meet this Contract’s RMD requirements.

•
When you take money out of a Contract, we may deduct premium tax that we pay on your Contract. This tax varies from 0% to 3.5%, depending on your state. Currently, we pay this tax and do not pass it on to you.

TAX-FREE SECTION 1035 EXCHANGES

Subject to certain restrictions, you can make a “tax-free” exchange under Section 1035 of the Internal Revenue Code for all or a portion of one annuity contract for another, or all of a life insurance policy for an annuity contract. Before making an exchange, you should compare both contracts carefully. Remember that if you exchange a life insurance policy or annuity contract for the Contract described in this prospectus:

•	you might have to pay a withdrawal charge on your previous contract,

•	there is a new withdrawal charge period for this Contract,

•	other charges under this Contract may be higher (or lower),

•	the benefits may be different, and

•	you no longer have access to any benefits from your previous contract.

If the exchange does not qualify for Section 1035 treatment, you also may have to pay federal income tax, including a possible federal penalty tax, on the exchange. You should not exchange an existing life insurance policy or another annuity contract for this Contract unless you determine the exchange is in your best interest and not just better for the person selling you the Contract who generally earns a commission on each sale. You should consult a tax adviser to discuss the potential tax effects before making a 1035 exchange.

13.	OTHER INFORMATION

THE SEPARATE ACCOUNT

We established Allianz Life Variable Account B (the Separate Account) as a separate account under Minnesota insurance law on May 31, 1985. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The SEC does not supervise our management of the Separate Account.

The Separate Account holds the assets that underlie the Variable Options. We keep the Separate Account assets separate from the assets of our general account and other separate accounts, including the non-unitized separate account we established in connection with the Index Options. The Separate Account is divided into subaccounts, each of which invests exclusively in a single Variable Option.

We own the assets of the Separate Account. We credit gains to or charge losses against the Separate Account, whether or not realized, without regard to the performance of other investment accounts. The Separate Account’s assets may not be used to pay any of our liabilities, other than those arising from the Contracts.

If the Separate Account’s assets exceed the required reserves and other liabilities, we may transfer the excess to our general account, to the extent of seed money invested by us or earned fees and charges. The obligations under the Contracts are obligations of Allianz Life.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

OUR GENERAL ACCOUNT

Our general account holds all our assets other than assets in our separate accounts. We own our general account assets, and, subject to applicable law, have sole investment discretion over them. The assets are subject to our general business operation liabilities and claims of our creditors and may lose value. We have not registered our general account as an investment company under the Investment Company Act of 1940.

Our general account assets fund guarantees provided in the Contracts, including obligations associated with the Index Options. Contract Value that you apply to Annuity Payments becomes part of our general account. In addition, we place a majority of the assets you allocate to the Index Options in our general account where we primarily invest the assets in a variety of fixed income securities.

We place the remaining portion of assets you allocate to the Index Options in a non-unitized, non-insulated separate account that is not registered with the SEC, which we established under Minnesota Insurance Law solely for the purpose of supporting our obligations to pay Credits associated with the Index Options. We invest these assets in hedging instruments, including derivative investments as well as cash and fixed income securities. To support our obligations to pay Credits associated with the Index Options, we may move money between this separate account and our general account. Like our general account, the assets in this non-unitized separate account are subject to our general business operation liabilities and the claims of our creditors.

An Owner who allocates Contract Value to an Index Option does not have any interest in or claim on the asset in this non-unitized separate account. In addition, neither the Owner nor the Index Options participate in any way in the performance of assets held in the non-unitized, non-insulated separate account.

DISTRIBUTION

Allianz Life Financial Services, LLC (Allianz Life Financial), a wholly owned subsidiary of Allianz Life Insurance Company of North America, serves as principal underwriter for the Contracts. Allianz Life Financial is a limited liability company organized in Minnesota, and is located at 5701 Golden Hills Drive, Minneapolis, MN 55416. Allianz Life Financial is registered as a broker/dealer with the SEC under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (FINRA). [To be updated by pre-effective amendment.] Allianz Life Financial is not a member of Securities Investors Protection Corporation. More information about Allianz Life Financial is available at http://www.finra.org or by calling 1-800-289-9999. You also can obtain an investor brochure from FINRA describing its Public Disclosure Program.

We have entered into a distribution agreement with Allianz Life Financial for the distribution of the Contracts. Allianz Life Financial also may perform various administrative services on our behalf.

We may fund Allianz Life Financial’s operating and other expenses, including: overhead; legal and accounting fees; Financial Professional training; compensation for the Allianz Life Financial management team; and other expenses associated with the Contracts. Financial Professionals and their managers are also eligible for various benefits, such as production incentive bonuses, insurance benefits, and non-cash compensation items that we may provide jointly with Allianz Life Financial. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, awards, merchandise and other similar items.

Allianz Life Financial does not itself sell the Contracts on a retail basis. Rather, Allianz Life Financial enters into selling agreements with other broker/dealers registered under the 1934 Act (selling firms) for the sale of the Contracts. These selling firms include third party broker/dealers and Questar Capital Corporation, an affiliated broker/dealer. We pay sales commissions to the selling firms and their Financial Professionals. The maximum commission payable to the selling firms for Contract sales is expected to not exceed 7% of Purchase Payments. Sometimes, we enter into an agreement with a selling firm to pay commissions as a combination of a certain amount of the commission at the time of sale and a trail commission which, when totaled, could exceed 7% of Purchase Payments.

We and/or Allianz Life Financial may make bonus payments to certain selling firms based on aggregate sales of our variable insurance contracts (including this Contract) or persistency standards, or as part of a special promotion. These additional payments are not offered to all selling firms, and the terms of any particular agreement governing the payments may vary among selling firms. In some instances, the amount paid may be significant.

A portion of the payments made to selling firms may be passed on to their Financial Professionals. Financial Professionals may receive cash and non-cash compensation and other benefits. Ask your Financial Professional for further information about what they and their firm may receive in connection with your purchase of a Contract.

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We intend to recover commissions and other expenses through fees and charges imposed under the Contract. Commissions paid on the Contract, including other incentives or payments, are not charged directly to the Owners or the Separate Account.

Broker-dealers and their Financial Professionals and managers involved in sales of the Contracts may receive payments from us for administrative and other services that do not directly involve the sale of the Contracts, including payments made for recordkeeping, the recruitment and training of personnel, production of promotional literature and similar services. In addition, certain firms and their Financial Professionals may receive compensation for distribution and administrative services when acting in a wholesaling capacity and working with retail firms.

In certain instances, we and/or Allianz Life Financial may make payments to a broker/dealer for inclusion of this Contract in its list of products that it offers for sale.

We and/or Allianz Life Financial may pay certain selling firms additional marketing support allowances for:

•	marketing services and increased access to their Financial Professionals;

•	sales promotions relating to the Contracts;

•	costs associated with sales conferences and educational seminars;

•	the cost of client meetings and presentations; and

•	other sales expenses incurred by them.

We retain substantial discretion in determining whether to grant a marketing support payment to a particular broker/dealer firm and the amount of any such payment.

We may also make payments for marketing and wholesaling support to broker/dealer affiliates of Variable Options that are available through the variable annuities we offer.

Additional information regarding marketing support payments can be found in the Distributor section of the Statement of Additional Information.

The Variable Options may assess a Rule 12b-1 fee. These fees are paid to Allianz Life Financial as consideration for providing certain services and incurring certain expenses permitted under the Variable Option’s plan. These fees typically equal 0.25% of a Variable Option’s average daily net assets.

In certain instances, an investment adviser and/or subadviser (and/or their affiliates) of a Variable Option may make payments for administrative services to Allianz Life Financial or its affiliates.

We offer the Contracts to the public on a continuous basis. We anticipate continuing to offer the Contracts but reserve the right to discontinue the offering.

ADDITIONAL CREDITS FOR CERTAIN GROUPS

We may credit additional amounts to a Contract instead of modifying charges because of special circumstances that result in lower sales or administrative expenses or better than expected mortality or persistency experience.

ADMINISTRATION/ALLIANZ SERVICE CENTER

The Allianz Service Center performs certain administrative services regarding the Contracts and is located at 5701 Golden Hills Drive, Minneapolis, Minnesota. Our Service Center mailing address and telephone number are listed at the back of this prospectus. The administrative services performed by our Service Center include:

•	issuance and maintenance of the Contracts,

•	maintenance of Owner records,

•	processing and mailing of account statements and other mailings to Owners, and

•	routine customer service including:

–	responding to Owner correspondence and inquiries,

–	processing of Contract changes,

–	processing withdrawal requests (both partial and total) and

–	processing annuitization requests.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the Variable Options, will be mailed to your household, even if you or other persons in your household have more than one contract issued by us or our affiliate. Call our Service Center at the toll-free telephone number listed at the back of this prospectus if you need additional copies of financial reports, prospectuses, or annual and semiannual reports, or if you would like to receive one copy for each contract in future mailings.

LEGAL PROCEEDINGS

We and our subsidiaries, like other life insurance companies, from time to time are involved in legal proceedings of various kinds, including regulatory proceedings and individual and class action lawsuits. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any such proceedings cannot be predicted with certainty, we believe that, at the present time, there are no pending or threatened legal proceedings to which we, the Separate Account, or Allianz Life Financial is a party that are reasonably likely to materially affect the Separate Account, our ability to meet our obligations under the Contracts, or Allianz Life Financial’s ability to perform its obligations.

STATUS PURSUANT TO SECURITIES EXCHANGE ACT OF 1934

Allianz Life hereby relies on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934 from the requirement to file reports pursuant to Section 15(d) of that Act.

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14.	INFORMATION ON ALLIANZ LIFE

Allianz Life is a stock life insurance company organized under the laws of the state of Minnesota in 1896. Our address is 5701 Golden Hills Drive, Minneapolis, MN 55416. We are a wholly owned subsidiary of Allianz of America, Inc. (AZOA), a financial holding company. AZOA is a wholly owned subsidiary of Allianz Europe, B.V., Allianz Europe. B.V. is a wholly owned subsidiary of Allianz Societas Europaea (Allianz SE), the Company’s ultimate parent, which is incorporated in Munich, Germany. Allianz Life Insurance Company of North America and its wholly owned subsidiaries are referred to as the Company. We offer fixed and variable annuities and individual life insurance. We are licensed to do direct business in 49 states and the District of Columbia.

Allianz Life does not have a separate custodian for the assets owned through the Separate Account. Most mutual fund shares are not in certificated form, and as such, Allianz Life in effect acts as self custodian for the non-certificated shares we own through the Separate Account.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

BOARD OF DIRECTORS

The Board currently consists of six members, including our Chairman, our President and Chief Executive Officer, our Chief Financial Officer, and three independent members.

The Board holds regular quarterly meetings, generally in February, April/May, July, and November of each year, and holds special meetings or takes action by unanimous written consent as circumstances warrant. The Board has standing Executive, Audit, Legal and Compliance, Actuarial Balances, Product, Product Change and Finance Committees, each of which is described in further detail below. Each of the directors attended at least 75% of the Board and committee meetings to which he or she was assigned during 2012.

The current members of our Board are as follows:

Gary C. Bhojwani

Chairman of the Board

Gary C. Bhojwani, age 45, joined the Company in 2007, and currently serves as the Chief Executive Officer of Allianz of America, Inc., the Company’s parent, and Chairman of the Company’s Board of Directors. Prior to his current role, Mr. Bhojwani served as President and Chief Executive Officer of the Company, as well as a member of the Board of Directors, from 2007 to 2011. Prior to joining the Company, Mr. Bhojwani served as President of Commercial Business for Fireman’s Fund Insurance Company from 2004 to 2007. Prior to that, Mr. Bhojwani spent two years with Lincoln General Insurance Company as President and Chief Executive Officer. Prior to joining Lincoln General, Mr. Bhojwani served as President of Avalon Risk Management for four years and President of Trade Insurance Services, Inc. for two years.

Mr. Bhojwani brings to the Board diverse financial services experience and expertise developed though his service as an executive, including his past service as Chief Executive Officer to the Company and current service as Chief Executive Officer of Allianz of America, Inc.

Walter R. White

President and Chief Executive Officer

Walter R. White, age 56, joined the Company in 2012, and currently serves as President and Chief Executive Officer, as well as a member of the Board of Directors. In this role, Mr. White is responsible for leading and overseeing the Company and providing strategic management and direction. Mr. White also served as Chief Administrative Officer of the Company from 2009 to 2011. Prior to joining the Company, Mr. White held executive roles at Woodbury Financial Services from 2001 to 2009, serving as Chief Operating Officer from 2003 to 2007 and President from 2007 to 2009. Prior to that, Mr. White held senior management roles at Fortis from 1994 to 2001, serving as senior Vice President of Fortis Investors from 1998 to 2001. Mr. White also held senior management roles at the MONY Group from 1988 to 1994, serving as the President of MONY Brokerage from 1991 to 1994.

Mr. White brings to the Board extensive financial services and brokerage experience as well as key strategic planning and leadership skills developed as the chief executive of the Company and Woodbury Financial.

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Giulio Terzariol

Director, Senior Vice President and Chief Financial Officer

Giulio Terzariol, age 41, joined the Company in 2007 and currently serves as Senior Vice President and Chief Financial Officer and as a member of the Board of Directors. In this role, Mr. Terzariol is responsible for all finance and risk management functions, with oversight of the controller, tax, treasury and enterprise data intelligence areas. Prior to joining the Company, Mr. Terzariol served as Regional Chief Financial Officer for Allianz Insurance Management Asia Pacific in Singapore from 2005 to 2007. Prior to that, Mr. Terzariol spent seven years with Allianz SE in Munich, Germany as a financial analyst and then as Head of International Insurance Unit within the Group Planning and Controlling Division. Mr. Terzariol started his career in the insurance business in 1996 with Generali as part of their two0year international training program.

Mr. Terzariol brings to the Board extensive financial services and insurance industry experience and his general knowledge and experience in financial matters, including serving as Chief Financial Officer of the Company.

Dale E. Lauer

Director

Dale E. Lauer, age 67, joined the Company’s Board of Directors in July 2010 and also serves as a member of the Audit Committee. Mr. Lauer has served as an independent consultant to ICat International and Fireman’s Fund Insurance Company since 2006, where he specializes in facilitating the development and implementation of small account business strategies. Prior to that, Mr. Lauer worked for more than 30 years at Safeco Insurance, culminating in the position of Executive Vice President of Claims/Service, Surety and Commercial Lines. In this role, Mr. Lauer successfully led many initiatives, including the redesign of Safeco’s Commercial Lines Operations and its Business Insurance Operations.

Mr. Lauer brings to the Board extensive experience in the insurance industry, including expertise in industry-leading claims and service strategies.

Michael P. Sullivan

Director

Michael P. Sullivan, age 78, joined the Company’s Board of Directors in July 2010 and also serves as a member of the Audit Committee. Mr. Sullivan currently serves as “Of Counsel” to the law firm of Gray Plant Mooty. Prior to that, Mr. Sullivan served as President and Chief Executive Officer of International Dairy Queen from 1987 to 2001 and as Chairman of the Board from 2001 to 2003. Prior to joining International Dairy Queen, Mr. Sullivan practiced law with the law firm of Gray Plant Mooty, serving as managing officer of the firm from 1977 to 1987. Mr. Sullivan formerly served on the Company’s Board of Directors from 1995 to 2007.

Mr. Sullivan brings to the Board extensive experience as a chief executive officer of International Dairy Queen, extensive legal and managerial experience as managing officer of a large law firm, and general knowledge and experience in financial matters. The Board also benefits from his perspective as a current and former director of other companies.

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Marna C. Whittington

Director

Marna C. Whittington, age 65, joined the Company’s Board of Directors in March 2012 and also serves as Chair of the Audit Committee. Prior to joining the Company, Ms. Whittington served as President and Chief Executive Officer of Allianz Global Investors Capital from 2001 to 2012 and Chief Operating Officer of Allianz Global Investors (parent company of Allianz Global Investors Capital) from 2002 to 2011. Prior to that, Ms. Whittington served as Managing Director and Chief Operating Officer of Morgan Stanley Investment Management from 1996 to 2001and was a partner with Miller, Anderson & Sherrerd, LLP from 1992 until January 1996 when it was acquired by Morgan Stanley.

Ms. Whittington brings to the Board invaluable expertise as Chair of the Audit Committee and has extensive financial services and insurance industry experience as well as general knowledge and experience in financial matters. The Board also benefits from her perspective as a current and former director of other companies

EXECUTIVE OFFICERS

The current executive officers (other than Messrs. White and Terzariol, whose biographies are included above in the Board of Directors information) are as follows:

Thomas P. Burns

Senior Vice President, Chief Distribution Officer

Thomas P. Burns, age 57, joined the Company in 2006 and currently serves as Senior Vice President, Chief Distribution Officer. In this role, Mr. Burns is responsible for the development, design and implementation of the Company’s sales and distribution strategies for all of the Company’s insurance and annuities products. Prior to joining the Company, Mr. Burns served as Senior Vice President, Distribution, of Securian from 2002 to 2006. Prior to joining Securian, Mr. Burns worked for Prudential for 24 years, from 1978 to 2002, in various managerial capacities.

Gretchen Cepek

Senior Vice President, General Counsel and Secretary

Gretchen Cepek, age 45, joined the Company in 2009, and currently serves as Senior Vice President, General Counsel and Secretary. In this role, Ms. Cepek is responsible for the legal department as well as government relations and the special investigations unit. Prior to that, Ms. Cepek served as Vice President, Legal Business/Operations/Distribution, of the Company from 2009 to February 2012. Prior to joining the Company, Ms. Cepek served as Counsel at Woodbury Financial Services from 2005 to 2009. Prior to joining Woodbury Financial, Ms. Cepek spent 13 years with the law firm of Querrey & Harlow, Ltd. from 1992 to 2005, where she served as a law clear, associate attorney and then as a shareholder. Ms. Cepek received her J.D. from Valparaiso University School of Law in 1993.

Nancy E. Jones

Senior Vice President, Chief Marketing Officer

Nancy E. Jones, age 52, joined the Company in 2008, and currently serves as Senior Vice President, Chief Marketing Officer. In this role, Ms. Jones is responsible for product innovation, marketing and corporate communications and manages the Company’s product strategy and development for its fixed annuity, variable annuity, and life insurance products, including brand management, marketing, and promotions of products and solutions. Prior to joining the Company, Ms. Jones served as the Senior Vice President of Client Experience and Marketing Operations at Ameriprise Financial. Prior to that, Ms. Jones held several senior roles at American Express in the traditional advisory business, as well as developing new direct and online businesses. Her career in the financial services industry spans more than 20 years, with roles in business strategy, product development, distribution channel management, and marketing.

Cathy A. Mahone

Senior Vice President, Chief Administrative Officer

Cathy Mahone, age 48, joined the Company in 2008 and currently serves as Senior Vice President and Chief Administrative Officer. In her current role, Ms. Mahone is responsible for the oversight of enterprise operations, information technology, compliance and other strategic initiatives. Prior to that, Ms. Mahone was Senior Vice President, Enterprise Operations, a position she held until assuming her current role in 2012. Prior to joining the Company, Ms. Mahone had approximately 20 years of financial services experience with Ameriprise Financial (formerly American Express), where she served in several leadership roles, including Vice President of the Operations Project Management Office. In her more than 20-year career with Ameriprise, Ms. Mahone held a variety of leadership positions, in operation, distribution and marketing.

Neil H. McKay

Senior Vice President, Chief Actuary

Neil H. McKay, age 51, joined the Company in 1999 and currently serves as Senior Vice President, Chief Actuary. In this role, Mr. McKay is responsible for all of the actuarial functions of the Company, including the actuarial assumptions underlying the Company’s products and the rate setting associated with the Company’s existing and new products. Prior to joining the Company, Mr. McKay served in a variety of roles at LifeUSA Holding Company (prior to its merger with the Company) from 1990 to 1999, culminating in the position of Vice President of Finance. Prior to that, Mr. McKay held the position of Assistant Product Actuary from 1984 to 1990 for Security Life of Denver, in Denver, Colorado.

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Carsten Quitter

Senior Vice President, Chief Investment Officer

Carsten Quitter, age 48, joined Company in 2011, and currently serves as Senior Vice President and Chief Investment Officer. In this role, Mr. Quitter is responsible for investment management, liquidity planning, hedging and trading the insurance assets for Allianz Life, Fireman’s Fund Insurance Company, Allianz Global Corporate and Specialty and Allianz Mexico. Prior to joining the Company, Mr. Quitter served as the chief investment manager and head of risk management for Allianz Switzerland. Mr. Quitter joined Allianz Switzerland in 2005 as head of asset liability management. Prior to that, Mr. Quitter spent eight years with Swiss Re in a variety of executive positions, including managing director and chief operating officer of new markets. Mr. Quitter also served as a partner with Zimmermann & Partner, a consulting firm for the re-insurance industry.

Suzanne Zeller

Senior Vice President, Human Resources

Suzanne Zeller, age 59, joined the Company in August 2010 and currently serves as Senior Vice President, Human Resources. In this position, Ms. Zeller leads the Human Resources and Facilities departments and is responsible for setting strategy and leading the Human Resources and Facilities departments to improve business results and increase employee engagement. Prior to joining the Company, Ms. Zeller worked in various capacities with The Hartford Financial Services Group from 2003 to 2010, culminating in the position of Vice President of Human Resources for the international wealth management business of Hartford Life, Inc., a subsidiary of The Hartford Financial Services Group. Prior to that, Ms. Zeller ran her own consulting practice that specialized in executive coaching, business strategy planning and leadership development. Ms. Zeller also has held senior human resources and organizational effectiveness positions at a number of insurance and reinsurance companies, including Swiss Re, Met Life, American Re and Chubb Executive Risk.

Rober DeChellis

Field Senior Vice President, Broker Dealer Distribution

Robert DeChellis, age 46, joined the Company in 2006 and currently serves as Field Senior Vice President, Broker Dealer Distribution as well as the President of Allianz Life Financial Services, LLC.  In these positions, Mr. DeChellis is responsible for sales and distribution of the Company’s products, including variable annuities, fixed indexed annuities and advisory annuities through broker-dealers and other financial institutions. Prior to joining the Company, Mr. DeChellis served as Executive Vice President of Travelers Life & Annuity’s Retail Annuities Division. Prior to that, Mr. DeChellis served as Executive Vice President and national sales manager for Jackson National Life Distributors, Inc. Before joining the annuity industry, Mr. DeChellis spent 13 years in asset management, holding positions with firms such as Goldman Sachs and Lord Abbett.

CORPORATE GOVERNANCE

Committees of the Board

The Executive Committee of the Board (“Executive Committee”) is currently composed of Messrs. Bhojwani (Chair), White and Terzariol. The function of the Executive Committee is to exercise the authority of the Board in the management of the Company between meetings of the Board, with the exceptions set forth in the Company’s By-Laws. [The Executive Committee did not hold any formal meetings in 2012.]

The Audit Committee of the Board is currently composed of Ms. Whittington (Chair) and Messrs. Bhojwani, Lauer and Sullivan. The Audit Committee is responsible for overseeing the Company’s accounting and financial reporting and control processes on behalf of the Board of Directors, which includes assisting with Board oversight of (1) the integrity of the Company’s financial statements, (2) the Company's compliance with legal and regulatory requirements, (3) the qualifications and independence of the independent registered public accounting firm and (4) the performance of the Company's internal audit function, risk management function, and independent registered public accounting firm. The Board has also determined that each member of the Audit Committee is financially literate. The Audit Committee met four times in 2012.

 The Finance Committee of the Board is currently composed of Mr. Quitter (Chair); Messrs. Morten Fischer, William Gaumond and Gunther Thallinger from the Company’s parent, Allianz SE; Mr. Michael Scriver, the Vice President of Hedge Design & Management; and Messrs. Graser, McKay, Terzariol and White. The purpose of the Finance Committee is to (1) oversee the Company’s investment activities, (2) appoint and oversee the activities of one or more asset managers, (3) ensure the proper and effective investment of risk capital, (4) approve significant and strategic investment transactions of the Company, (5) ensure a risk/return profile for investments that is consistent with the Company’s asset-liability management requirements, (6) oversee the planning and execution of the Company’s investment income strategies, (7) oversee the external funding needs of the Company, and (8) ensure that all investment activities of the Company are carried out in accordance with legal, regulatory, accounting, and other applicable requirements. The Finance Committee met four times in 2012.

The Legal and Compliance Committee of the Board is currently composed of Ms. Cepek (Chair); Mr. Michael Brennan, the Company’s Chief Compliance Officer; Mr. Kendall Bishop, the Company’s Head of Internal Audit; Andreas Graser, the Company’s Chief Risk Officer; Mr. Burns; Ms. Jones; Mr. McKay; Mr. Terzariol; Mr. White; and Ms. Zeller. The Legal and Compliance Committee monitors the legal, regulatory, and compliance matters of the Company in order to promote (1) an integrated approach to managing legal risk throughout all business operations of the Company and (2) compliance with applicable laws and regulations. The Legal and Compliance Committee did not meet formally in 2012.

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The Actuarial Balances Committee of the Board is currently composed of Mr. McKay (Chair); Mr. Steven Thiel, the Company’s Vice President, Actuarial Reporting & Analysis; Nicole Scanlon, the Company’s Controller; and Messrs. Graser, Terzariol and White. The Actuarial Balances Committee reviews the appropriateness of assumptions and methods that impact actuarial balances and approves any material changes to actuarial balances. The Actuarial Balances Committee met four times in 2012.

The Product Committee of the Board is currently composed of Mr. White (Chair); Matthew Gray, the Company’s Vice President, Marketing Management and Product Development; Mr. Bhojwani; Mr. Burns; Ms. Cepek; Mr. Graser; Ms. Jones; Mr. McKay; Mr. Quitter; and Mr. Terzariol. The Product Committee is charged with (1) approving all of the Company’s new product offerings, (2) the addition and deletion of product benefits; and (3) product suspensions and retirements. The Product Committee works in collaboration with a subcommittee, the Rate Setting Committee, to manage new and in-force product offerings. The Product Committee met four times in 2012.

The Product Change Committee of the Board is currently composed of Mr. White (Chair), Ms. Jones and Messrs. Burns, Gray, Graser, McKay and Terzariol. The Product Change Committee is charged with approving pricing and/or product design changes. Matters are reviewed and approved by the Product Change Committee after approval by the Rate Setting Committee. The Product Change Committee met four times in 2012.

Independence of Certain Directors

The Company is not subject to the independence standards of the New York Stock Exchange, but is subject to the independence standards required under the Model Audit Rule. Applying the independence standards of the Model Audit Rule to the current members of the Board of Directors, the Board of Directors has determined that Ms. Whittington, Mr. Lauer and Mr. Sullivan are “independent” under the Model Audit Rule.

Code of Ethics

All of our officers and employees, including our Chief Executive Officer, Chief Financial Officer and Controller, are subject to the Company’s Code of Ethics. The Company’s Code of Ethics is available on our website at [address to be added by pre-effective amendment] upon request. We intend to post certain amendments to or waivers from provisions of the Code that apply to our Chief Executive Officer, Chief Financial Officer and Controller on our website at the above address. To date, there have been no such amendments or waivers.

Section 16(a) Beneficial Ownership Reporting Compliance

Not applicable.

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EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

In this section, we provide an overview of the goals and principal components of our executive compensation program and describe how we determine the compensation of our “Named Executive Officers.” For 2012, our Named Executive Officers were:

•	Walter White, President and Chief Executive Officer

•	Giulio Terzariol, Senior Vice President and Chief Financial Officer

•	Thomas Burns, Senior Vice President and Chief Distribution Officer

•	Neil McKay, Senior Vice President and Chief Actuary

•	Robert DeChellis, Field Senior Vice President, Broker Dealer Distribution

The details of each Named Executive Officer’s compensation may be found in the Summary Compensation Table and other compensation tables included in this Executive Compensation discussion.

Executive Summary

Our compensation programs are intended to align our NEOs’ interests with those of our stockholders by rewarding performance that meets or exceeds the goals established by the Compensation Committee of AZOA Services Corporation, which is tasked with establishing the executive compensation philosophy for the Company and its affiliates. In line with our compensation philosophy described below, the total compensation received by our NEOs will vary based on individual and corporate performance in light of our annual and long-term performance goals. Our NEOs’ total compensation is comprised of a mix of annual base salary, annual cash awards based on corporate objectives and executive performance factors and long-term equity incentive awards in the form of restricted stock units of the equity securities of Allianz SE, our ultimate parent company.

Compensation Philosophy and Strategy

Overview

The overriding goal of our executive compensation program is to attract, retain and motivate top-performing executive officers who will dedicate themselves to our long-term financial and operational success and the long-term success of our affiliates, including our parent company, Allianz SE. To this end, we have structured our executive compensation program to foster a pay-for-performance management culture by:

•
providing total compensation opportunities that we believe are competitive with the levels of total compensation available at the large diversified financial services companies with which we most directly compete in the marketplace;

•
setting performance metrics and objectives for our variable compensation arrangements that reward executives for attaining both annual targets and medium-range and long-term business objectives, thereby providing individual executives with the opportunity to earn above-average compensation by achieving above-average results;

•
establishing equity-based arrangements that align our executives’ financial interests with those of Allianz SE by ensuring our executives have a material financial stake in the equity value of Allianz SE and the business success of its affiliates; and

•	structuring compensation packages and outcomes to foster internal pay equity.

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 Compensation Components

To support this pay-for-performance strategy, our total compensation program provides a mix of compensation components that bases the majority of each executive’s compensation on our success and on an assessment of each executive’s overall contribution to that success.

Compensation Element	Description	Objective
Base Salary
Fixed rate of pay that compensates employees for fulfilling their basic job responsibilities.
For NEOs, increases are generally provided in the case of a significant increase in responsibilities or a significant discrepancy vs. the market.
Attract and retain high-caliber leadership
Annual Incentive Plan	Incentive compensation that promotes and rewards the achievement of annual performance objectives through awards under the Allianz of America Corporation Annual Incentive Plan (the “AIP”).	Link compensation to annual performance results Attract, motivate and retain high-caliber leadership Align the interests of NEOs and shareholders
Long-Term Incentives
Incentive compensation that promotes and rewards the achievement of long-term performance objectives through awards under the Allianz of America Corporation Long-Term Performance Unit Plan (the “ALTPUP”). In the case of our Chief Executive Officer, Walter White, he is eligible to receive annual awards through the Allianz of America Mid-Term Bonus Plan instead of the ALTPUP.
Link compensation to performance results Attract, motivate and retain high-caliber leadership Align the interests of NEOs and shareholders
Performance-Based Equity Incentives
Incentive compensation through restricted stock unit awards made under the Allianz Equity Incentive Plan (“AEI”) that promotes and rewards the achievement of our senior executive officers. The AEI replaced the Allianz Group Equity Incentives 2007 plan.
Attract and retain high-caliber leadership. Align the interests of NEOs and shareholders. Provide market competitive compensation
Severance Arrangements	Severance payments to employees, including NEOs, under certain company-initiated termination events.	Compensate employees for situations where the employee’s position is eliminated as a result of outsourcing, merger or other corporate transaction
Perquisites - Benefits
Perquisites provided to our NEOs include employer matching contributions to the NEOs’ 401(k) plans and may also include the payment of life insurance premiums, relocation reimbursements, reimbursements for financial planning and tax preparation services and reimbursements of spousal travel expenses.
Provide market competitive compensation

In addition, we offer all employees, including our NEOs, broad-based benefits, including comprehensive medical, dental and vision insurance, group term life insurance and participation in our 401(k) plan.

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How Compensation Decisions Are Made

Role of the Board of Directors and Compensation Committee

The framework governing the executive compensation policies for the Allianz Group of Companies in North America (“Allianz NA Group”), which includes Allianz Life, except as such policies relate to the compensation for the Chief Executive Officer of Allianz Life, is set through the Board of Directors of AZOA Services Corporation (“ASC”). The Board of Directors has delegated the following responsibilities to the Compensation Committee of the Board of Directors:

•
In consultation with senior management, establish the general compensation philosophy and strategy of the Allianz NA Group and oversee the development and implementation of compensation, benefit and perquisite programs for corporate executives consistent with the principles of ensuring that leadership is compensated effectively in a manner consistent with the stated compensation strategy, internal equity considerations, competitive practices, shareholder interests, and the requirements of any applicable regulatory bodies in order to enable the Allianz NA Group to attract and retain high-quality leadership.

•	Review and recommend to the Board of Directors the establishment of, or material modification to, any executive incentive compensation plans or programs for the Allianz NA Group.

•
Review and recommend to the Board of Directors the approval of any special benefits, perquisites or compensation contracts in effect for, or offered to, any prospective, current or former Allianz NA Group employee, regardless of the employee’s level or assignment within the Allianz NA Group. Such benefits and perquisites are those that are unusual or different than the benefits offered to all similarly-situated employees.

•
Review and recommend to the Board of Directors any employment agreements or any severance, change in control or similar termination arrangements or agreements proposed to be made with any prospective, current or former employee of any Allianz NA Group company. This does not include special termination agreements, separation or settlement agreements negotiated in connection with the and at the time of termination of an executive’s employment.

•
In consultation with senior management, ensure that any Allianz NA group plans are fiscally responsible, consistent with good management practices and in the best interest of the Allianz NA Group and the shareholders. Review and recommend to the Board the adoption of, or amendment to, any such Plan.

•	Review and ratify compensation decisions.

•	Make Group-wide comparisons of compensation decisions and ensure adherence to Group Standards and German regulations.

The Compensation Committee will at all times be composed of at least three directors of ASC who are appointed by the full Board of Directors of ASC. The Compensation Committee currently consists of the following directors: Gary Bhojwani, Walter White and Lori Fouche. The Compensation Committee also utilizes an internal compensation consultant to provide advice to the Compensation Committee regarding market trends in compensation policies at competing companies and on a more macro level.

Following its review and discussion, the Compensation Committee produces and submits a report on executive compensation to the Board of Directors. The report on executive compensation provides recommendations to the Board of Directors for its discussion and approval.

Role of the Chief Executive Officer

Our Chief Executive Officer assists the Compensation Committee in its review of the total compensation of all the Named Executive Officers except himself. He provides the Compensation Committee with his assessment of their performances relative to the corporate and individual goals and other expectations set for them for the preceding year. He then provides his recommendations for each NEO’s total compensation and the appropriate goals for each in the year to come. However, the Compensation Committee is not bound by his recommendations.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

Role of Allianz Life’s Equitable Human Resources

Allianz Life Human Resources supports the Board of Directors and the Compensation Committee on executive compensation matters by being responsible for many of the organizational and administrative tasks that underlie the compensation review and determination process and making presentations on various topics. Human Resources’ efforts include, among other things:

•	evaluating the compensation data from industry groups, national executive pay surveys and other sources for the NEOs and other executive officers as appropriate;

•	gathering and correlating performance ratings and reviews for individual executive officers, including the NEOs;

•	reviewing executive compensation recommendations against appropriate market data and for internal consistency and equity; and

•	reporting to, and answering requests for, information from the Compensation Committee.

Human Resources officers also coordinate and share information with their counterparts at Allianz SE.

Use of Competitive Compensation Data

Because we compete most directly for executive talent with other large diversified financial services companies, we regard it as essential to regularly review the competitiveness of our total compensation program for our executives to ensure that we are providing compensation opportunities that compare favorably with the levels of total compensation offered to similarly situated executives by other companies that participate in the compensation surveys with which we participate. We rely primarily on external market general surveys of corporate compensation and benefits published by various national compensation consulting firms, especially salary surveys focus on insurance companies. In addition, other factors taken into account include the average revenues and number of employees of companies that participate in such surveys.

All these information sources are employed to measure and compare actual pay levels not only on an aggregate, total compensation basis but by breaking down our total compensation program component by component to review and compare specific compensation elements as well as the particular mixes of fixed versus variable, short-term versus long-term and cash versus equity-based compensation at the surveyed companies. This information, as collected and reviewed by the Human Resources department of ASC, is submitted to the Compensation Committee for review and discussion.

 Internal Pay Equity Analysis

Our compensation program is designed with the goal of providing compensation to our NEOs that is fair, reasonable, and competitive. To achieve this goal, we believe it is important to compare compensation paid to each NEO not only with compensation paid by the surveyed companies, as discussed above, but also with compensation paid to each of our other NEOs. Such an internal comparison is important to ensure that compensation is equitable among our NEOs.

Components of Total Compensation For Our NEOs

We provide total compensation to our NEOs that consists of several components. These components include the three components of our total compensation program (i.e., base salary, annual and multi-year incentives and equity) as well as: (i) retirement, health and other benefit programs, (ii) severance benefits and (iii) perquisites.

Base Salary

Our philosophy is to make base salary a relatively small portion of the overall compensation package for our NEOs, which we believe is common in the industry in which we operate. The amount of the base salary awarded to NEOs is based on the position held, the NEO’s career experience, the scope of the position’s responsibilities and the NEO’s own performance, all of which are reviewed with the aid of market survey data. Using this data, we maintain a 50th percentile pricing philosophy, comparing our base salaries against the median for comparable salaries at surveyed companies, unless exceptional conditions require otherwise.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

NEO compensation is determined based on the achievement of specific corporate and individual performance objectives. In determining the amount of each NEO’s base salary, the Compensation Committee considers the scope of their responsibilities, taking into account available competitive market compensation paid by other companies for similar positions. With respect to the base salary of our Chief Executive Officer, the Chairman of the Compensation Committee considered the Chief Executive Officer’s experience, performance, and contribution to our overall corporate performance when determining his base salary for 2012. Base salaries for our other NEOs for 2012 were also set by the Compensation Committee, together with the Chief Executive Officer’s input, based upon each NEO’s individual experience and contribution to the overall performance of our Company, and subject to Compensation Committee reviews.

Annual Incentive Plan

We offer annual cash bonuses to certain of our executive officers under the Annual Incentive Plan (the “AIP”). The AIP is designed to improve the performance and profitability of the Company by motivating employees to accomplish organizational objectives and financial goals set forth by the Compensation Committee of ASC. The AIP seeks to accomplish this purpose by providing a bonus opportunity to eligible employees. Bonus awards that may be paid pursuant to the AIP are wholly within the sole discretion of the Compensation Committee of ASC and are intended to:

•	Reward the performance of participants who have made significant contributions during the prior year to the achievement of the Company's annual goals and objectives;

•	Provide an incentive that will encourage superior individual performance; and

•	Encourage the retention of employees who are anticipated to significantly contribute to the future success of the Company.

Over the course of the year, the Compensation Committee, together with input from our Chief Executive Officer, developed a specific amount of cash awards to be made pursuant to the AIP to executive officers, including our NEOs, for the 2012 operating year. The amount determined to be available for such awards was at the discretion of the Compensation Committee and was dependent upon many factors as outlined previously, including, but not limited to, our current financial performance and performance related contributions of our NEOs in achieving our performance objectives.

Targeted levels of bonus awards made pursuant to the AIP for our NEOs were established by the Compensation Committee based on a number of factors related to the Company’s performance and the performance of the NEO. Maximum bonus awards made to our NEOs pursuant to the AIP was set at a level equal to two times the target amount for each NEO. See footnote (2) to the Summary Compensation Table for the specific amounts awarded to each NEO for the year ended December 31, 2012.

Long-Term Incentives

The purpose of the Allianz of America Corporation Long-Term Performance Unit Plan (the “ALTPUP”) is to advance the interests of the Allianz NA Group, including the Company, and their respective shareholders. The ALTPUP seeks to accomplish this purpose by providing an incentive in addition to current compensation to certain individuals within designated classes of employees of each Allianz NA Group company who contribute significantly to the company's long-term performance. Such incentive shall be in the form of Long-Term Performance Units ("ALTPUP Units"), which are contingent awards, subject to the terms, conditions and restrictions described in the ALTPUP and the Award Agreement under which such awards are made, by which participants in the ALTPUP may become entitled to receive cash upon the redemption of the ALTPUP Units. The award of ALTPUP Units is discretionary and any payments from the ALTPUP are intended to:

•	Reward the performance of participants who have made significant contributions to the achievement of the Company's goals and objectives,

•	Provide an incentive that will encourage superior individual performance in the future, and

•	Encourage the retention of participants who have demonstrated exceptional performance and/or are anticipated to significantly contribute to the long-term success of the Company.

The Compensation Committee reviewed the performance of our NEOs following the end of our 2012 fiscal year relative to the long-term equity incentive and retention awards program the Compensation Committee administers.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

Targeted levels of bonus awards made pursuant to the ALTPUP for our NEOs were established by the Compensation Committee based on a number of factors related to the Company’s performance and the performance of the NEO. Threshold amounts awardable to our NEOs under the ALTPUP are set to one-half the target amount for each NEO and maximum bonus awards made to our NEOs pursuant to the ALTPUP are set to two times the target amount for each NEO. See footnote (2) to the Summary Compensation Table for the specific amounts awarded to each NEO for the year ended December 31, 2012.

Our Chief Executive Officer receives cash awards pursuant to the terms of the Mid-Term Bonus Plan instead of the ALTPUP. The Mid-Term Bonus Plan covers business performance over a non-rolling three-year period. The minimum payout is zero and the maximum payout is 165% of the target amount set by the Compensation Committee. Target award amounts generally focus on performance of the Company, including its growth and operating profit and achievement of goals set by Allianz NA group. At the end of each three-year period, the performance of the Allianz NA Group and each company thereunder are assessed, along with relevant comparable company comparisons. Proposed incentive awards are endorsed by the Allianz SE Board of Management and approved by the respective Compensation Committee.

Performance-Based Equity Incentives

Allianz Equity Incentive Plan

The Allianz Equity Incentive Plan (“AEI”) is (a) one part of the variable compensation element for senior executives and provided under the Allianz Sustained Performance Plan (“ASPP”) or (b) offered by an Allianz NA Group Company to selected senior employees as an additional part of their variable compensation on a case to case basis. The AEI is granted in the form of restricted stock units of Allianz SE (“RSUs”). An RSU constitutes the right to receipt of the market value of Allianz SE common stock at the time of exercise. This amount will be paid in cash, stock, or other consideration at the sole discretion of the company. RSUs are subject to a four-year vesting period. At the end of the four-year period, the RSUs are exercised uniformly for all participants, provided they remain employed by the Allianz Group NA or are pensioners. The cap on the amount of the payout upon exercise of the RSU is 200%.

Benefit Perquisites

We provide our NEOs with certain limited perquisites. All of our employees, including our NEOs, may participate in our qualified 401(k) plan. We generally provide our executive officers, including our NEOs, with a matching contribution up to $19,125 annually. In addition we provide excess liability insurance coverage to all of our NEOs and provide financial planning and tax preparation services, relocation reimbursements and reimbursements of spousal travel expenses to certain of our NEOs. The incremental costs of perquisites for the NEOs during 2012 are included in the column entitled “All Other Compensation” in the Summary Compensation Table included herein.

Change in Control and Severance Arrangements

We have entered into an Executive Severance Agreement with our Chief Executive Officer, Walter White, which is described in the section of the prospectus entitled, “Executive Compensation—Severance and Change in Control Arrangements.” We have not entered into any other specific severance or change in control agreements with any of our NEOs.

All employees, including our NEOs, are subject to severance payments under the Severance Allowance Plan, which provides that employees who are terminated for certain company-initiated reasons are eligible to receive a severance payment in an amount based on the employee’s weekly base pay multiplied by the number of weeks set forth in the Severance Allowance Plan. Employees are generally eligible for severance payments if they are terminated for the following reasons:

•     Employee’s position is eliminated by the Company;

•     Employee’s position is outsourced; or

•     Employee’s position is eliminated in connection with a sale or merger or other corporate transaction.

Other than the Severance Allowance Plan, which is described above, our NEOs (except for Walter White) are not eligible for severance or change in control payments. Certain of our executive officers receive offer letters which set forth the terms relating to base salary, sign-on incentives and equity compensation. However, the Company does not view these offer letters as employment agreements as each offer letter states that employment with the Company is “at will.”

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

 Other Compensation Policies

Tax and Accounting Implications

Stock-Based Compensation. We account for stock-based compensation, including SARs and RSUs granted pursuant to our ALTPUP in accordance with the requirements of FASB ASC Topic 718. Under the FASB ASC Topic 718, we estimate the fair value of our SAR awards at the date of grant using the Black-Scholes-Merton option-pricing model, which requires the use of certain subjective assumptions. The most significant of these assumptions are our estimates on the expected term, volatility and forfeiture rates of the awards. Forfeitures are not estimated due to our limited history but are reversed in the period in which forfeiture occurs. As required under the accounting rules, we review our valuation assumptions at each grant date and, as a result, are likely to change our valuation assumptions used to value stock-based awards granted in future periods. We estimate the fair value of our RSU awards based on grant date market closing price.

Deductibility of Executive Compensation. When analyzing both total compensation and individual elements of compensation paid to our NEOs, the Compensation Committee considers the income tax consequences to the Company of its compensation policies and procedures. In particular, the Compensation Committee considers Section 162(m) of the Internal Revenue Code, which limits the deductibility of non-performance-based compensation paid to certain of the NEOs to $1,000,000 per affected NEO. The Compensation Committee intends to balance its objective of providing compensation to our NEOs that is fair, reasonable, and competitive with the Company’s capability to take an immediate compensation expense deduction. The Board believes that the best interests of the Company and its stockholders are served by executive compensation programs that encourage and promote the Company’s principal compensation philosophy, enhancement of stockholder value, and permit the Compensation Committee to exercise discretion in the design and implementation of compensation packages. Accordingly, the Company may from time to time pay compensation to its NEOs that may not be fully tax deductible, including certain bonuses and RSU awards. SARs granted under our ALTPUP are intended to qualify as performance-based compensation under Section 162(m) and are generally fully deductible. We will continue to review the Company’s executive compensation plans periodically to determine what changes, if any, should be made as a result of the limitation on deductibility.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

Summary Compensation Table

The following table sets forth the compensation paid by Allianz Life during the year ended December 31, 2012 to its principal executive officer, its principal financial officer and each of the three highest paid executive officers (collectively, the “Named Executive Officers” or “NEOs”) who are involved in the management and operations of Allianz Life.

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
(a)	(b)	(c)	(d)	(e)(1)	(f)	(g)(2)	(h)	(i)(5)	(j)
Walter White President and Chief Executive Officer	2012	$750,000	N/A	[$355,031]	N/A	$1,770,000(3)	N/A	$20,010	$2,895,041
Giulio Terzariol(4) Senior Vice President and Chief Financial Officer	2012	$455,000	N/A	[$454,848]	N/A	$696,000	N/A	$8,720	$1,614,568
Thomas Burns Senior Vice President and Chief Distribution Officer	2012	$585,000	N/A	[$487,464]	N/A	$744,000	N/A	$24,338	$1,840,802
Neil McKay Senior Vice President and Chief Actuary	2012	$490,000	N/A	[$408,360]	N/A	$658,000	N/A	$19,218	$1,575,578
Robert DeChellis Field Senior Vice President, Broker Dealer Distribution	2012	$400,000	N/A	[$131,871]	N/A	$610,000	N/A	$34,218	$1,176,089

(1)
Represents the grant date fair value of the restricted stock units (“RSUs”) issued pursuant to the Allianz Equity Incentives plan. The RSUs vest over a four-year period and have a March 2016 exercise date. The grant price of the RSUs was the market value of Allianz SE’s shares on the grant date. These numbers show the amount realized for financial reporting purposes as calculated in accordance with the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Topic 718. Under ASC Topic 718, the grant date fair value is calculated using the closing market price of the common stock of Allianz SE on the date of grant, which is then recognized over the requisite service period of the award.

(2)	Includes the following payments made pursuant to the AIP and the ALTPUP.

Name and Principal Position	Payments made pursuant to the AIP	Payments made pursuant to the ALTPUP
Walter White President and Chief Executive Officer	$885,000	$885,000
Giulio Terzariol Senior Vice President and Chief Financial Officer	$423,000	$273,000
Thomas Burns Senior Vice President and Chief Distribution Officer	$393,000	$351,000
Neil McKay Senior Vice President and Chief Actuary	$364,000	$294,000
Robert DeChellis Field Senior Vice President, Broker Dealer Distribution	$450,000	$160,000

(3)
Walter White, as Chief Executive Officer, participates in the global Mid-Term Bonus Program rather than the ALTPUP. Based on an assumed stock price of $93.95 per share, which was the closing stock price of Allianz SE common stock on December 31, 2012, converted from Euros into U.S. dollars.

(4)	Mr. Terzariol also participates in certain plans maintained by Allianz SE that are not part of Allianz Life’s compensation program.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

(5)	The following table provides additional details regarding compensation found in the “All Other Compensation” column.

Name	Spousal Travel(6)	Relocation(7)	Tax Services(8)	Milestone/ Anniversary(9)	Life Insurance Premiums	Employer Match to 401(k) Plan	Total
Walter White	--	--	--	$792	$468	$18,750	$20,010
Giulio Terzariol	--	$4,507	$2,523	$1,222	$468	--	$8,720
Thomas Burns	$5,120	--	--	--	$468	$18,750	$24,338
Neil McKay	--	--	--	--	$468	$18,750	$19,218
Robert DeChellis	--	$15,000	--	--	$468	$18,750	$34,218

(6)	Represents reimbursement or payments made to defray the costs of a spouse’s travel.

(7)	Represents reimbursement or payments made to defray the cost of relocation expenses.

(8)	Represents reimbursements or payments made to defray the cost of tax related services.

(9)	Represents Milestone Anniversary Program, which pays a bonus at one, three and five year anniversaries, and then every five years thereafter.

Performance-Based Equity Incentive Compensation Plans

Allianz Equity Incentive Plan (AEI)

The Allianz Equity Incentive Plan is designed to recognize senior employees’ continuous employment with the Company or any member of Allianz Group, and serves as an incentive to continue in employment. Grants and payments under the AEI are made to employees that (i) hold a valid employment contract with the Company at the date of grant, (ii) stay with the Company or any member of Allianz Group during the vesting period of the RSU and (iii) have not given or received notice terminating his or her office or employment. The securities issuable under the AEI are restricted stock units, or RSUs.

An RSU constitutes the right to receipt of the market value of Allianz SE common stock at the time of exercise. This amount will be paid in cash or Allianz SE stocks. RSUs issued under the AEI are subject to a four-year vesting period. At the end of the four-year period, the RSUs are exercised uniformly for all participants, provided they remain employed by the Allianz Group or are pensioners. There is a cap on the amount of the payout upon exercise of the RSU, that is, the payout is limited to an increase of the grant price by 200%.

Alliance Annual Incentive Plan (AIP)

The Allianz Annual Incentive Plan is designed to improve the performance and profitability of the Company by motivating employees to accomplish organizational objectives and financial goals set forth by the Company. The plan is intended to provide an incentive that will encourage superior individual performance and encourage retention of employees who are anticipated to significantly contribute to the future success of the Company. The plan seeks to accomplish this purpose by providing a bonus opportunity to eligible employees who have made significant contributions during the plan year to the achievement of the Company's annual goals and objective.

The ASC Compensation Committee or other duly authorized committee determines allocation of bonus awards to Allianz employees. The guidelines for target awards are meant to be illustrative of competitive market bonuses for similar job levels in the marketplace. While the target awards may be used for illustrative, budget planning or distribution scenarios, all bonus awards are discretionary and are in no way guaranteed.

Allianz Long-Term Performance Plan (ALTPUP)

The Allianz Long-Term Performance Plan is designed to advance the interests of the Company and its stockholders. The plan seeks to accomplish this purpose by providing an incentive in addition to current compensation to certain individuals within designated classes of employees of the Company and its subsidiaries who contribute significantly to the Company's long-term performance. The plan is intended to (i) reward the performance of participants who have made significant contributions to the achievement of the Company's goals and objectives; (ii) provide an incentive that will encourage superior individual performance in the future; and (iii) encourage the retention of participants who have demonstrated exceptional performance and/or are anticipated to significantly contribute to the long-term success of the Company. In order to be eligible for ALTPUP awards, individuals must be nominated by the business unit and approved by the Compensation Committee. Receipt of an ALTPUP award one year is not a guarantee that an ALTPUP award will be granted in subsequent years.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

The ALTPUP incentive is in the form of Long-Term Performance Units (ALTPUP Units), which have a target value of $10.00. The threshold value is $5.00, and the maximum value is $20.00. ALTPUP Units are contingent awards, subject to the terms, conditions and restrictions of the plan by which plan participants may become entitled to receive cash upon the Company's redemption of the Units on the valuation date. The plan consists of three-year performance periods with two overlapping periods, and one-third of the ATLPUP Units pay out each year over the three-year performance period. The valuation date is December 31 at the end of each award period, unless the ASC Compensation Committee in its discretion selects an earlier date. The award of Units is discretionary.

Mid-Term Bonus Plan

Our Chief Executive Officer receives cash awards pursuant to the terms of the Mid-Term Bonus Plan instead of the ALTPUP. The Mid-Term Bonus Plan covers business performance over a non-rolling three-year period. The minimum payout is zero and the maximum payout is 165% of the target amount set by the Compensation Committee. Target award amounts generally focus on performance of the Company, including its growth and operating profit and achievement of goals set by Allianz NA group. At the end of each three-year period, the performance of the Allianz NA Group and each company thereunder are assessed, along with relevant comparable company comparisons. Proposed incentive awards are endorsed by the Allianz SE Board of Management and approved by the respective Compensation Committee.

Allianz Group Equity Incentives Plan (GEI) 2007

The Allianz Group Equity Incentives has been replaced by the Allianz Equity Incentive Plan. The GEI was designed to align a portion of the compensation paid to the executive management team of the Allianz Group with the interests of its shareholders. Issuances of securities under the GEI were tied to the common stock of Allianz SE which is traded on stock exchanges in Germany, London, Milan, Paris, and Zurich and, through American Depositary Shares, on the New York Stock Exchange. The securities issuable under the GEI were stock appreciation rights, or SARs, and restricted stock units, or RSUs.

Stock Appreciation Rights

A SAR constitutes the right to a payout of the difference between the current price of Allianz SE common stock at the time of exercise by the participant and the grant price of the SAR, paid in cash. SARs issued under the GEI were subject to a two-year vesting period and could only be exercised by recipients at the beginning of the third year after issuance. Such rights expire at the end of the seventh year following issuance. In order for a recipient to be able to exercise a SAR, the recipient must still be employed by the Allianz Group or be a pensioner, the value of the Allianz SE common stock must have outperformed the Dow Jones Europe Stoxx Price Index once on five consecutive trading days, and the price of the Allianz SE common stock must have risen by at least 20% over the grant price. The maximum payout to a recipient is capped at 150% over the grant price of the SAR.

Restricted Stock Units

An RSU constitutes the right to receipt of the market value of Allianz SE common stock at the time of exercise. This amount will be paid in cash, stocks, or other consideration at the sole discretion of the company. RSUs issued under the GEI were subject to a five-year vesting period. At the end of the five-year period, the RSUs are exercised uniformly for all participants, provided they remain employed by the Allianz Group or are pensioners. There is no cap on the amount of the payout upon exercise of the RSU.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

Grants of Plan-Based Awards

The following table provides additional information about plan-based compensation disclosed in the Summary Compensation Table. This table includes both equity and non-equity awards granted during the year ended December 31, 2012.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)(2)			Estimated Future Payouts Under Equity Incentive Plan Awards(3)(4)
		Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Walter White RSUs (under AEI) Midterm Bonus Plan AIP Award	3/8/2012	$0 $0	$800,000 $800,000	$1,320,000 $1,600,000	$0	$355,031	$710,062
Giulio Terzariol RSUs (under AEI) AIP Award ALTPUP Award	3/8/2012	$0 $139,800	$279,600 $273,000	$559,200 $546,000	$0	$454,848	$906,696
Thomas Burns RSUs (under AEI) AIP Award ALTPUP Award	3/8/2012	$0 $175,500	$393,000 $351,000	$786,000 $702,000	$0	$487,464	$974,928
Neil McKay RSUs (under AEI) AIP Award ALTPUP Award	3/8/2012	$0 $147,000	$364,000 $294,000	$728,000 $588,000	$0	$408,360	$816,720
Robert DeChellis RSUs (under AEI) AIP Award ALTPUP Award	3/8/2012	$0 $80,000	$450,000 $160,000	$900,000 $320,000	$0	$128,000	$256,000

(1)
The target column shows the target award and maximum award for 2012 for each NEO under the AIP. There is no threshold amount for any participant in the AIP. The actual 2012 awards granted to the NEOs are listed in the Non-Equity Incentive Compensation column of the Summary Compensation Table. AIP target and maximum awards are a pre-designated percentage of base salary determined at the executive’s level.

(2)
The target column shows the target award and maximum award for 2012 for each NEO under the ALTPUP. Under the ALTPUP, the threshold amount for any participant in the plan is equal to 50% of the target amount. The actual 2012 awards granted to the NEOs are listed in the Non-Equity Incentive Compensation column of the Summary Compensation Table. ALTPUP target and maximum awards are a pre-designated percentage of base salary determined at the executive’s level.

(3)
RSUs have a vesting schedule as disclosed in the footnotes to the Summary Compensation Table. See “Outstanding Equity Awards at December 31, 2012” for disclosure regarding the number of RSUs that are unvested as of December 31, 2012.

(4)
The target column shows the target award and maximum award for 2012 for each NEO under the AEI. There is no threshold amount for any participant in the AEI. The actual 2012 awards granted to the NEOs are listed in the Non-Equity Incentive Compensation column of the Summary Compensation Table.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

Outstanding Equity Awards at December 31, 2012

The following table sets forth the outstanding equity awards outstanding at the December 31, 2012 fiscal year-end. The table shows stock appreciation rights, or SARs, and restricted stock units, or RSUs, granted pursuant to the Allianz Group Equity Incentive Plan (GEI) and the Allianz Equity Incentive Plan (AEI).

	SAR Awards					RSU Awards
Name	Number of Securities Underlying Unexercised SARs Exercisable	Number of Securities Underlying Unexercised SARs Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned SARs	SAR Base Price	SAR Expiration Date	Number of Restricted Stock Units That Have Not Vested	Market Value of Restricted Stock Units That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Restricted Stock Units That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Restricted Stock Units That Have Not Vested
(a)	(b)(1)	(c)	(d)	(e)	(f)	(g)(2)	(h)(3)	(i)	(j)
Walter White	[1,287] [4,160]	-- --	--	--	3/12/2016 3/11/2017	[632] [2,065] [3,472] [3,788]	[$59,376] [$194,006] [$326,194] [$355,882]	--	--
Giulio Terzariol	--	--	--	--	--	[4,853]	[$455,939]	--	--
Thomas Burns	[3,432] [3,426] [1,519] [4,294]	-- -- -- --	--	--	3/8/2014 3/6/2015 3/12/2016 3/11/2017	[746] [2,131] [5,000] [5,201]	[$70,086] [$200,207] [$469,750] [$488,633]	--	--
Neil McKay	[2,987] [2,964] [2,367] [1,351] [4,274]	-- -- -- -- --	--	--	5/16/2013 3/8/2014 3/6/2015 3/12/2016 3/11/2017	[664] [2,122] [4,272] [4,357]	[$62,382] [$199,361] [$401,260] [$409,340]	--	--
Robert DeChellis	[2,184] [1,869] [1,207] [3,204]	-- -- -- --	--	--	3/8/2014 3/6/2015 3/12/2016 3/11/2017	[593] [1,590] [1,188] [1,407]	[$55,712] [$149,380] [$111,612] [$132,187]	--	--

(1)	There is a two-year vesting period for exercisable securities underlying unexercised SARs.

(2)
Represents unvested restricted stock units issued pursuant to the GEI and the AEI. RSUs issued under the GEI plan during the years 2006 – 2010 are subject to a five-year vesting period from the grant date. RSUs issued under the AEI plan during the years 2011 and 2012 are subject to a four-year vesting period from the grant date. At the end of the respective vesting period, the RSUs are exercised uniformly for all participants, provided they remain employed by the Allianz Group NA or are pensioners.

(3)	Based on an assumed stock price of $93.95 per share, which was the closing stock price of Allianz SE common stock on December 31, 2012, converted from Euros into U.S. dollars.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

Option Exercises and Stock Vested in 2012

The following table summarizes the value received from stock option exercises and stock grants vested during the year ended December 31, 2012.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Walter White	--	--	--	--
Giulio Terzariol	--	--	--	--
Thomas Burns	--	--	1,727	$206,325
Neil McKay	--	--	1,492	$178,250
Robert DeChellis	--	--	--	--

(1)	Represents RSUs that were exercised during 2012 pursuant to the GEI. Amounts realized were paid in cash pursuant to the terms of the AEI.

Severance and Change in Control Arrangements

Allianz Life Insurance Company of North America Executive Severance Agreement

Allianz Life Insurance Company of North America entered into an Executive Severance Agreement with our Chief Executive Officer, Walter White, dated January 1, 2012, with an expiration date of December 31, 2014. The severance arrangements for Mr. White are prescribed by the Executive Severance Agreement.

Pursuant to the Executive Severance Agreement, Mr. White is entitled to lump sum cash payments upon separation of $3,000,000 in the event he is terminated without “cause” or resigns for “good reason,” as both terms are defined in the Executive Severance Agreement. In addition, he would be entitled to receive executive career outplacement services for a period of 12 months following termination or resignation. In lieu of continuation of medical and dental benefits at the employee premium rates, the Executive’s lump-sum cash payment shall be increased by $15,000.

In the event that Mr. White is terminated as a result of a “change in control,” as defined in the Executive Severance Agreement, he would be entitled to receive a lump sum cash payment in the amount of $3,000,000. In addition, he would be entitled to receive executive career outplacement services for a period of 12 months following termination or resignation. In lieu of continuation of medical and dental benefits at the employee premium rates, the Executive’s lump-sum cash payment shall be increased by $15,000.

In the event that Mr. White’s employment terminates as a result of permanent and total disability, he would be entitled to receive a lump sum cash payment in the amount of two times his annual base pay, not including any bonus payments, bonus targets or incentive payments, in effect as of the date of termination. In addition, Mr. White would be entitled to all rights and benefits under the AIP, ALTPUP, GEI, ASPP and AEI as of the date of termination.

In the event of Mr. White’s death, his designated beneficiary would be entitled to receive a lump sum cash payment in the amount of two times his annual base pay, not including any bonus payments, bonus targets or incentive payments, in effect as of the date of termination. In addition, Mr. White would be entitled to all rights and benefits under the AIP, ALTPUP, GEI, ASPP and AEI as of the date of termination.

Pursuant to the Executive Severance Agreement, in the event that Mr. White is terminated for any of the reasons noted above, Mr. White agrees that for a period of one-year following the termination date, he would not interfere with the business of the Company by attempting to solicit, induce or otherwise cause any employee, client, prospect or candidate of the Company to terminate his or her relationship with the Company. In addition, Mr. White agrees that for a period of one year following the termination date, he would not directly or indirectly engage or assist others to engage, directly or indirectly, in the life insurance business.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

Payments Due Under the Executive Severance Agreement

Name	Maximum Severance Payable Upon Termination by Company Without Cause or Resignation for Good Reason	Maximum Severance Payable Upon Termination following Change In Control	Maximum Severance Payable Upon Termination by Company as a Result or Permanent and Total Disability	Maximum Severance Payable to Designated Beneficiary in the Event of Death
Walter White President and Chief Executive Officer	$3,015,000	$3,015,000	$3,625,031	$3,625,031

Severance Allowance Plan

All of our employees, including our NEOs, are subject to severance payments under the Severance Allowance Plan, which provides that employees who are terminated for certain company-initiated reasons are eligible to receive a severance payment in an amount based on the employee’s weekly base pay multiplied by the number of weeks set forth in the Severance Allowance Plan. Employees are generally eligible for severance payments if they are terminated for the following reasons:

•	Employee’s position is eliminated by the Company;

•	Employee’s position is outsourced; or

•	Employee’s position is eliminated in connection with a sale or merger or other corporate transaction.

The following table shows the lump sum payments that would have been payable to each of our NEOs had they been terminated on December 31, 2012 and been eligible for severance payments pursuant to the Severance Allowance Plan.

NEO	Lump Sum Payment
Walter White	N/A(1)
Giulio Terzariol	$262,500
Tom Burns	$382,500
Neil McKay	$490,000
Robert DeChellis	$261,538

(1)
Mr. White is not eligible to receive payments pursuant to the Severance Allowance Plan. See “Allianz Life Insurance Company of North America Executive Severance Agreement” for information regarding severance payments that Mr. White is eligible to receive upon termination of service.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

Director Compensation

The following table provides information on compensation paid to the directors of Allianz Life for the year ended December 31, 2012.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Gary Bhojwani2 Chairman	--	--	--	--	--	--	--
Walter White3 President and Chief Executive Officer	--	--	--	--	--	--	--
Giulio Terzariol3 Senior Vice President and Chief Financial Officer	--	--	--	--	--	--	--
Mike Sullivan Independent Director	$52,000	--	--	--	--	--	$52,000
Dale Lauer Independent Director	$52,000	--	--	--	--	--	$52,000
Dr. Helmut Perlet4 Independent Director	$16,591	--	--	--	--	--	$16,591
Marna Whittington5 Independent Director	$20,833	--	--	--	--	--	$20,833

1	Represents cash compensation provided to our independent directors for the year ended December 31, 2012.

2     Messr. Bhojwani does not receive any compensation for his services as a director since he is not an independent director.

3
As employee directors, Messrs. White and Terzariol do not receive any compensation for their service as directors. The compensation Messrs. White and Terzariol receive as executive officers of the Company is disclosed in the Summary Compensation Table as set forth herein.

4	Dr. Perlet resigned as a director, effective February 28, 2012.

5	Ms. Whittington was appointed to the board of directors, effective March 1, 2012, to fill the vacancy caused by Dr. Perlet’s resignation.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

We are an indirect wholly owned subsidiary of Allianz SE. Allianz SE’s principal executive offices are located at Königinstrasse 28, 80802 Munich, Germany. As of March 31, 2013, the directors and executive officers of Allianz Life held less than 1% of Allianz SE’s ordinary shares issued and outstanding.

We are not aware of any arrangements that may at a later date result in a change in control of Allianz Life.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

We are a wholly owned subsidiary of AZOA and is a wholly owned subsidiary of Allianz Europe, B.V., Allianz Europe. B.V. is a wholly owned subsidiary of Allianz SE, the Company’s ultimate parent, which is incorporated in Munich, Germany.

Based on the information available to our General Counsel’s Office and to the Board, there have been no transactions between us and any related party since March 31, 2013, nor are any currently proposed, for which disclosure is required under SEC rules.

RISKS ASSOCIATED WITH THE FINANCIAL SERVICES INDUSTRY

There are a number of risks associated with the financial services industry including the insurance industry.

Legal, Regulatory, and Tax Risks

We are heavily regulated by state insurance departments and other regulators, and changes in existing or new laws and regulations may reduce our profitability and limit our growth.

We are subject to detailed and comprehensive regulation and supervision in all the jurisdictions in which we operate. Our insurance operations are subject to insurance laws and regulations, which are generally intended to protect policyholders, not our shareholders or creditors. Changes in existing insurance laws and regulations may materially affect the way in which we conduct our business and the products we offer.

State insurance regulators and the National Association of Insurance Commissioners (“NAIC”) regularly reexamine existing laws and regulations applicable to insurance companies and their products. Changes in these laws and regulations, or in interpretations thereof, are often made for the benefit of the consumer at the expense of the insurer and, therefore, could have a material adverse effect on our financial condition and consolidated results of operations.

We are subject to increasing regulation under various laws and regulations governing the solvency of insurers and other financial institutions. We are also increasingly subject to detailed and comprehensive regulations governing such matters as money laundering, "know your customer," prohibited transactions with countries or counterparties subject to sanctions, and bribery and other anti-corruption measures.

Our business is subject to significant litigation risks in the various states in which we operate; changes in existing or new laws and government regulations in these states and/or an adverse outcome in any significant pending or future litigation or regulatory investigation may have an adverse effect on our business, financial condition, results of operations, reputation or image in the marketplace.

We have been named as defendants in lawsuits (both class actions and individual lawsuits) and involved in various regulatory investigations and examinations and may be involved in more in the future. These actions arise in various contexts, including in connection with our activities as an insurer, securities issuer, employer, investment adviser, investor and taxpayer. Certain lawsuits or regulatory investigations could have a material adverse effect on our financial condition and results of operations.

Laws and regulations aimed at bank and financial institutions, including the Dodd-Frank Act, could have an adverse impact on our business, financial condition and results of operations.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

Currently, the U.S. federal government does not directly regulate the business of insurance. While the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) does not remove primary responsibility for the supervision and regulation of insurance from the states, Title V of the Dodd-Frank Act establishes a Federal Insurance Office (“FIO”) within the U.S. Treasury Department. The FIO has authority that extends to a wide variety of lines of insurance, including life insurance and annuities. Under the Dodd-Frank Act, the FIO is charged with monitoring all aspects of the insurance industry (including identifying gaps in regulation that could contribute to a systemic crisis), recommending to the newly established Financial Stability Oversight Council the designation of any insurer and its affiliates as a non-bank financial company subject to oversight by the Board of Governors of the Federal Reserve System (including the administration of stress testing on capital), assisting the Treasury Secretary in negotiating “covered agreements” with non-U.S. governments or regulatory authorities, and, with respect to state insurance laws and regulation, determining whether such state insurance measures are pre-empted by such covered agreements.

Other aspects of our operations could also be affected by the Dodd-Frank Act. For example, the Dodd-Frank Act also includes a new framework of regulation of the Over-The-Counter (“OTC”) derivatives markets that will require that certain types of transactions currently traded over-the-counter must be traded on swaps execution facilities in the future. This will impose additional costs, new capital and margin requirements, and additional regulation as well as changing the market structure for the trading of these types of derivatives. Increased margin requirements could reduce our liquidity and narrow the range of securities in which we invest.

The sales of insurance products could also be adversely affected to the extent that some or all of the third-party firms that distribute our products face heightened regulatory scrutiny and/or increased regulation that causes them to de-emphasize sales of the types of products issued by our insurance companies.

Although the full impact of the Dodd-Frank Act cannot be determined until the various mandated studies are conducted and implementing regulations are enacted, many of the legislation’s requirements could have profound and/or adverse consequences for the financial services industry.

In addition, regulators and lawmakers in non-U.S. jurisdictions are engaged in addressing the causes of the financial crisis in 2008-09 and means of avoiding such crises in the future. For example, the G20 and the Financial Stability Board have issued a series of papers intended to produce significant changes in how financial companies, and in particular large and complex global financial companies such as Allianz, should be regulated.

Changes in tax laws and regulations, including elimination of tax benefits for our products, may adversely affect sales of our insurance products, and also impact our deferred tax assets.

Changes to tax laws may affect the attractiveness of certain of our products, which currently have favorable tax treatment. From time to time, governments have considered or implemented proposals for changes in tax law that could adversely affect our products.

In addition, changes in tax laws or regulations or an operating performance below currently anticipated levels may lead to a significant impairment of deferred tax assets, in which case we could be obligated to write off certain tax assets.

Capital, Credit and Investment Risks

The amount of statutory capital that we have and the amount of statutory capital we must hold to meet our statutory capital requirements and our financial strength and credit ratings can vary significantly from time to time.

Statutory accounting standards and capital and reserve requirements are prescribed by the applicable state insurance regulators and the NAIC. State insurance regulators have established regulations that govern reserving requirements and provide minimum capitalization requirements based on risk-based capital (“RBC”) ratios for life insurance companies. In any particular year, statutory surplus amounts and RBC ratios may increase or decrease depending on a variety of factors. Additionally, state insurance regulators have significant leeway in how to interpret existing regulations, which could further impact the amount of statutory capital or reserves that we must maintain. Moreover, rating agencies may implement changes to their internal models that have the effect of increasing or decreasing the amount of capital we must hold in order to maintain our current ratings. To the extent that our statutory capital resources are deemed to be insufficient to maintain a particular rating, our financial strength and credit ratings might be downgraded by one or more rating agencies.

Changes in statutory reserve or other requirements and/or the impact of adverse market conditions could result in changes to our product offerings that could negatively impact our business.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

Changes in statutory reserve requirements, increased costs of hedging and other risk mitigation techniques, and other adverse market conditions could result in certain products becoming less profitable or unprofitable. These circumstances have already caused us to modify and/or eliminate certain features of various products, including our fixed indexed annuity and variable annuity products, and could cause further modifications and/or the cessation of sales of certain products in the future. Modifications to products that we make may result in certain of our products being less attractive and/or competitive. This may adversely impact sales, which could negatively impact our ability to retain our sales personnel and maintain our distribution relationships.

Our reserves could be inadequate due to differences between our actual experience and management’s estimates and assumptions.

We establish and carry reserves to pay future policyholder benefits and claims. Our reserve requirements for our business are calculated based on a number of estimates and assumptions.The assumptions and estimates used in connection with the reserve estimation process are inherently uncertain and involve the exercise of significant judgment. We cannot determine with precision the amounts that we will pay for, or the timing of payment of, benefits and claims or whether the assets supporting the policy liabilities will grow to the level assumed prior to payment of benefits or claims. Our claim costs could increase significantly and our reserves could be inadequate. If so, we will be required to increase reserves or reduce Deferred Acquisition Costs (“DAC”), which could adversely impact our earnings and/or capital.

Our investments are subject to market risks.

The fair values of our investments are subject to a number of market risks, including credit risk, interest rate risk, and equity price risk. These factors may have a material effect on the fair values of our investments.

Losses due to defaults by financial institution counterparties and other third parties could negatively affect the value of our investments and reduce our profitability.

Third parties that owe us money, securities or other assets may not perform under their obligations. Many of our transactions with these third parties expose us to credit risk in the event of default of our counterparty. In addition, with respect to secured transactions, our credit risk may be exacerbated when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to cover the full amount of the secured obligation. Also, defaults by parties with which we have no direct contractual relation, such as a credit insurer that has insured securities we may hold in our investment portfolios, may adversely impact the value of those securities. The default of a major market participant could disrupt the securities markets or clearance and settlement systems in our major markets, which could in turn cause market declines or volatility. A failure of a major market participant could also cause some clearance and settlement systems to assess members of that system or could lead to defaults that could adversely affect us.

Some of our investments are relatively illiquid. If we are forced to liquidate these investments, we may be unable to sell them at prices that reflect fair value.

We hold certain investments that may lack liquidity, such as privately placed fixed maturity securities, mortgage loans, collateralized debt obligations, commercial mortgage-backed securities, equity real estate and limited partnership interests. If we were required to liquidate these investments on short notice, we may have difficulty doing so and be forced to sell them for less than we otherwise would have been able to realize.

Interest rate and credit spread volatility may adversely affect our profitability.

Our exposure to interest rate risk relates primarily to the market price and cash flow variability associated with changes in interest rates.

During periods of declining interest rates, life insurance and annuity products may be relatively more attractive to consumers, resulting in increased premium payments on products with flexible premium features, and a higher percentage of insurance policies remaining in force from year-to-year, creating asset liability duration mismatches. During a low interest rate period, our investment earnings may be lower because the interest earnings on our fixed income investments will likely have declined in parallel with market interest rates, which would also cause unrealized losses on our assets recorded at fair value under GAAP. In addition, mortgages and fixed maturity securities in our investment portfolios will be more likely to be prepaid or redeemed as borrowers seek to borrow at lower interest rates. Consequently, we may be required to reinvest the proceeds in securities bearing lower interest rates. Accordingly, during periods of declining interest rates, our profitability may suffer as the result of a decrease in the spread between interest rates charged to policyholders and returns on our investment portfolios.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

Conversely, in periods of increasing interest rates, surrenders of life insurance policies and fixed annuity contracts may increase as policyholders choose to forego insurance protection and seek higher investment returns. Obtaining cash to satisfy these obligations may require us to liquidate fixed maturity investments at a time when market prices for those assets are depressed because of increases in interest rates. This may result in realized investment losses. Regardless of whether we realize an investment loss, these cash payments would result in a decrease in total invested assets, and may decrease our net income. Premature withdrawals may also cause us to accelerate amortization of deferred policy acquisition costs, which would also reduce our net income.

Recent periods have been characterized by low interest rates, and the Federal Reserve Board has committed to keeping interest rates low until there is substantial improvement in the labor market. A prolonged period during which interest rates remain at levels lower than those anticipated may result in (1) greater costs associated with certain of our product features that guarantee death benefits or income streams for stated periods or for life, (2) higher costs for derivative instruments used to hedge certain of our product risks or (3) shortfalls in investment income on assets supporting policy obligations as our portfolio earnings decline over time, each of which may require us to record charges to increase reserves. In addition to compressing spreads and reducing net investment income, such an environment may cause policies to remain in force for longer periods than we anticipated in our pricing, potentially resulting in greater claims costs than we expected and resulting in lower overall returns on business in force.

Our exposure to credit spreads primarily relates to market price and cash flow variability associated with changes in credit spreads. A widening of credit spreads will increase the net unrealized loss position of the investment portfolio. Credit spread tightening will reduce net investment income associated with new purchases of fixed maturity securities. Ongoing volatility in interest rates and credit spreads, individually or in tandem with other factors such as lack of pricing transparency, market illiquidity and declines in equity prices could have a material adverse effect on our consolidated results of operations, financial condition or cash flows through realized losses, impairments, and changes in unrealized loss positions.

Our hedging and reinsurance programs may be inadequate to protect us against the full extent of the exposure or losses we seek to mitigate.

Certain of our products, including our fixed and variable annuity products, include guarantees of income streams for stated periods or for life. Changes in equity markets, increased equity volatility, or reduced interest rates could result in an increase in the valuation of liabilities associated with such products, resulting in increases in reserves and reductions in net income. Our fixed indexed annuity and life insurance products include features that increase in value along with the growth in underlying indices. Growth in the underlying indices may result in an increase in reserves and a corresponding reduction in net income.

We seek to mitigate these risks through the use of economic hedging and reinsurance programs. However, these programs cannot eliminate all of these risks, and no assurance can be given as to the extent to which such programs will be effective in reducing such risks.

Poor investment performance in our variable products could adversely affect our financial condition and results of operations.

We believe that investment performance is an important factor in the growth of our fixed indexed annuity, fixed indexed universal life and variable annuity business. Poor investment performance could impair revenues and earnings, as well as our prospects for growth, because our ability to attract funds from existing and new clients might diminish and existing clients might withdraw assets from our variable products in favor of better performing products of other companies, which would result in lower revenues.

The determination of the amount of allowances and impairments taken on our investments requires use of significant management judgment in certain cases, particularly for debt instruments, and could materially impact our results of operations or financial position.

The determination of the amount of allowances and impairments vary by investment type and is based upon our periodic evaluation and assessment of known and inherent risks associated with each asset class.

A downgrade or potential downgrade in our financial strength ratings could result in a loss of business.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

Claims-paying and financial strength ratings, which various ratings organizations publish as measures of an insurance company’s ability to meet contract holder and policyholder obligations, are important to maintaining public confidence in our company and our products, and the ability to market our products and our competitive position. A downgrade in our financial strength ratings, or the announced potential for a downgrade, could have an adverse effect on our financial condition, results of operations and cash flows.

The impairment or negative performance of other financial institutions could adversely affect our business.

We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry. A decline in the financial condition of one or more financial services institutions may expose us to credit losses or defaults, limit access to liquidity or otherwise disrupt the operations of our business.

Business and Operational Risks

Continued difficult conditions in the global capital markets and the economy have affected and may continue to have a material adverse effect on our business.

Our business is materially affected by conditions in the global capital markets and the economy generally. Concerns over the pace of the economic recovery, the level of U.S. national debt, the European sovereign debt crisis, unemployment, the level of interest rates and market volatility, the availability and cost of credit and hedging instruments, the U.S. housing market, inflation levels, and geopolitical issues have contributed to increased volatility and diminished confidence for the economy and the capital markets going forward. These events have had and may continue to have an adverse effect on us.

We use numerous assumptions to determine the appropriate level of insurance reserves and DAC to calculate certain widely used industry measures of value; if these assumptions are not correct, it may have an adverse impact on our business.

The establishment of insurance reserves and the establishment of DAC, are inherently uncertain processes involving assumptions about factors such as policyholder behavior (e.g., lapses, persistency and mortality), court decisions, changes in laws and regulations, and in the life insurance and annuity business, assumptions concerning mortality and morbidity trends. The use of different assumptions could have a material effect on our reserves and underwriting expenses as well as on our DAC. In addition, reserves for minimum guarantees contained within certain of our variable and fixed annuity products may be significantly impacted by the state of the financial markets.

We face competition from other insurance companies, banks, and other financial institutions, which may adversely impact our market share and profitability.

There is strong competition among financial institutions seeking clients for the types of retirement and savings products and services we provide. This competition makes it especially difficult to provide unique insurance products since, once such products are made available to the public, they often are reproduced and offered by our competitors. In addition, this competition may adversely impact our market share.

Consolidation of distributors of insurance products may adversely affect the insurance industry.

The insurance industry distributes many of its products through other financial institutions such as banks, broker-dealers and field marketing organizations. Over the last several years, there has been substantial consolidation of these financial institutions. An increase in consolidation may create firms with even stronger competitive positions and negatively impact the industry’s sales. Such consolidation could increase competition for access to distributors, result in greater distribution expenses and more difficulty in marketing our products to current or new customers. Consolidation of distributors may also increase the likelihood that distributors will try to renegotiate existing selling agreements to less favorable terms.

Inadequate or failed processes or systems, human factors or external events may adversely affect our profitability, reputation or operational effectiveness.

Operational risk is inherent in our business and can manifest itself in various ways, including business interruption, poor vendor performance, information systems malfunctions or failures, regulatory breaches, human errors, employee misconduct, and external fraud. These events can potentially result in financial loss, harm to our reputation and/or hinder our operational effectiveness.

The failure to maintain and modernize our information systems could adversely affect our business.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

Our business depends significantly on effective information systems, and we have different information systems for our various lines of business. We must commit significant resources to maintain and enhance our existing information systems, and develop new ones in order to keep pace with the evolving information technology, industry and regulatory standards and customer preferences. If we do not maintain adequate information systems, we may not be able to gather and rely on adequate information to base our pricing, underwriting and reserving decisions. We may also have difficulties in attracting new distributors and customers and preserving our existing customer base. In addition, underperforming information systems could cause us to become subject to increased customer, provider and agent disputes, and increase our litigation and regulatory exposure, administrative expenses, and remediation costs.

We may not be able to protect our intellectual property and may be subject to infringement claims by a third party.

We rely on a combination of contractual rights, copyright, trademark, and trade secret laws to establish and protect our intellectual property. Third parties may attempt to infringe or misappropriate our intellectual property. The loss of intellectual property protection or the inability to secure or enforce our intellectual property assets could have a material adverse effect on our business.

Third parties may have patents or other protections that could be infringed by our products, methods, processes or services. This could limit our ability to offer certain product features. In recent years, there has been increasing intellectual property litigation in the financial services industry challenging product designs and business processes. If a third party were to successfully assert an intellectual property infringement claim against us, or if we were otherwise precluded from offering certain features or designs, or utilizing certain processes, it could have a material adverse effect on our business.

Changes in and the adoption of accounting standards could have a material impact on our financial statements.

We prepare our financial statements in accordance with U.S. GAAP. From time to time, the Financial Accounting Standards Board, the SEC, and other regulators change the financial accounting and reporting standards governing the preparation of our financial statements. In some cases, we could be required to apply a new or revised standard retrospectively. Such changes could have a material effect on our financial condition and results of operations.

Our risk management policies and procedures may not be fully effective in identifying or mitigating our risk exposure in all market environments or against all types of risk.

We have devoted significant resources to develop our risk management policies and procedures and will continue to do so. Nonetheless, our policies and procedures to identify, monitor and manage risks may not always be fully effective in mitigating our risk exposure in all market environments or against all types of risk. This could cause us to incur investment losses or cause our hedging and other risk management strategies to be ineffective.

Moreover, we are subject to the risks of errors and misconduct by our employees, such as fraud, non-compliance with policies, recommending transactions that are not suitable, and improperly using or disclosing confidential information. These risks could harm our business.

We are subject to the risk of nonperformance or inadequate performance of contractual obligations by third-party vendors of products and services that are used in our business. Insurance and other traditional risk-shifting tools may be available to us in order to manage certain exposures, but they are subject to deductibles, limits, and policy exclusions, as well as risk of denial of coverage, default or insolvency.

Breaches of security, or interference with our technology infrastructure, could harm our business.

Our business is reliant upon technology systems and networks, including systems and networks managed by third parties to process, transmit and store information and to conduct business activities and transactions. We are also subject to certain federal and state regulations that require us to establish and maintain policies and procedures designed to protect sensitive client information. Maintaining the integrity of our systems is critical to the success of our business operations, including the retention of clients. We routinely encounter and address such threats, including an increasing frequency of phishing scams, introductions of malware and unauthorized payment requests. Any breaches or interference by third parties or by our employees that may occur could have a material adverse impact on our business.

The failure to protect our clients’ confidential information and privacy could adversely affect our business.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

A number of our businesses are subject to privacy regulations and confidentiality obligations including the regulations of the Gramm-Leach-Bliley Act and state privacy laws and regulations. We also have contractual obligations to protect certain confidential information we obtain from our existing vendors and clients.

If we do not properly comply with privacy regulations and protect confidential information, we could experience adverse consequences, including regulatory sanctions, loss of reputation, and possible litigation. This could have an adverse impact on our company’s image and business.

We face intense competition in attracting and retaining key talent.

Our continued success depends to a substantial degree on our ability to attract and retain qualified people. The market for qualified talent is extremely competitive.

Third-party defaults, bankruptcy filings, legal actions and other events may limit the value of or restrict our access to cash and investments.

Capital and credit market volatility can exacerbate, and has exacerbated, the risk of third-party defaults, bankruptcy filings, foreclosures, legal actions and other events that may limit the value of or restrict our access to cash and investments.

We may have contingent liabilities from discontinued, divested and run-off businesses and may incur other off-balance sheet liabilities that could result in charges to the income statement.

We may, from time to time, retain insurance obligations and other contingent liabilities in connection with our liquidation or run-off of various businesses. Our reserves for these types of obligations and liabilities may be inadequate, which could cause us to take additional charges that could be material to our results of operations. We may also, from time to time and in the course of our business provide guarantees and enter into derivative and other types of off-balance sheet transactions that could result in income statement charges.

Protection from system interruptions and operating errors is important to our business. If we were to experience a sustained interruption to our telecommunications or data processing systems or other failure in operational execution, these events could harm our business.

Operating errors and system or network interruptions could delay and disrupt our ability to develop, deliver or maintain our products and services, causing harm to our business and reputation and resulting in loss of customers or revenue.

We rely on third party service providers and vendors for certain communications, technology and business functions and face the risk of operational failure, termination or capacity constraints of any of the clearing agents, exchanges, clearing houses or other third party service providers that we use to facilitate our transactions. These risks are heightened by the evolution in the financial markets of increasingly sophisticated products, by business-driven hedging, by compliance and other risk, investment, or financial management strategies. Any such failure, termination or constraint could adversely impact our ability to implement transactions, service clients, manage exposure to risk or otherwise achieve desired outcomes.

Failures elsewhere in the insurance industry could obligate us to pay assessments through guaranty associations.

When an insurance company becomes insolvent, state insurance guaranty associations have the right to assess other insurance companies doing business in their state for funds to pay obligations to policyholders of the insolvent company, up to the state-specified limit of coverage. The failure of a life, health or annuity insurer could trigger assessments which we would be obligated to pay.

The occurrence of natural or man-made disasters and catastrophes could adversely affect our financial condition and results of operations.

The occurrence of natural disasters and catastrophes, including acts of terrorism, insurrections and military actions, could adversely affect our ordinary business operations, financial condition or results of operations. Such disasters and catastrophes may also impact us indirectly by changing the condition and behaviors of our customers, business counterparties and regulators, as well as by causing declines or volatility in the economic and financial markets.

You can find a more detailed explanation of the industry risks associated with the financial services and insurance industry at Exhibit 99(c) of the Form S-1 Registration Statement filed with the SEC, of which this prospectus is a part. This exhibit is incorporated by reference into this prospectus. You can obtain a copy of this exhibit by calling (800) 624-0197.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

15.	SELECTED FINANCIAL DATA

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (FOR THE 12 MONTH PERIOD ENDING DECEMBER 31, 2012)

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and notes to those statements included in this prospectus. The discussion and analysis below includes certain forward-looking statements that are subject to risks, uncertainties and other factors, as described in “Risk Factors” and elsewhere in this prospectus, that could cause our actual growth, results of operations, performance, financial position and business prospects and opportunities in 2012 and beyond to differ materially from those expressed in, or implied by, those forward-looking statements. See “Forward-Looking Statements.”

Part I

Item 11(e).

Financial Statements meeting the requirements of S-X

Item 11(f)

Selected Financial Data

(dollars in thousands, unless otherwise stated)

The following table sets forth the Company’s selected historical consolidated financial data. The selected financial data has been derived from the audited Financial Statements included elsewhere in this prospectus, and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Company’s financial statements and related notes.

These historical results are not necessarily indicative of results to be expected for any future period.

	Year Ended December 31,
Selected income data	2012	2011	2010	2009	2008
Net premiums and policy fees	$ 1,049,157	$ 926,195	$ 875,972	$ 913,666	$ 1,126,637
Interest and similar income, net	3,632,406	3,520,016	3,324,907	3,118,268	2,908,894
Derivative (loss) income	(159,487)	(204,324)	(351,352)	138,338	(1,004,023)
Realized investment gains (losses), net	229,909	112,150	583,116	49,626	(3,918,259)
Fee, commission and other revenue	240,706	222,185	222,975	198,171	150,489
Total revenue (loss)	4,992,691	4,576,222	4,655,618	4,418,069	(736,262)

Benefits and expenses	5,080,032	4,583,204	4,228,023	3,794,530	965,124
Income tax (benefit) expense	(44,959)	(57,875)	109,072	217,204	(606,990)
Net (loss) income	$ (42,382)	$ 50,893	$ 318,523	$ 406,335	$ (1,094,396)

	As of December 31,
Selected balance sheet data	2012	2011	2010	2009	2008
Total Investments	$ 75,657,875	$ 72,440,837	$ 65,458,479	$ 58,871,624	$ 50,132,465
Reinsurance recoverables and receivables	4,079,593	4,054,150	3,981,493	4,007,516	4,096,285
Deferred acquisition costs	2,393,458	4,777,224	5,300,864	6,053,973	8,215,761
Separate account assets	25,670,675	20,558,885	19,327,536	15,925,814	11,791,728
Total assets	112,460,113	107,805,542	99,442,275	88,892,881	77,661,553
Policyholder liabilities	75,634,913	75,489,050	70,159,736	64,782,726	61,521,384
Separate account liabilities	25,670,675	20,558,885	19,237,536	15,925,814	11,791,728
Total liabilities	104,024,654	99,523,615	92,190,903	82,611,883	74,584,837
Stockholders equity	8,435,459	8,281,927	7,251,372	6,280,998	3,076,716

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

In April 2009, the Financial Accounting Standards Board (FASB) issued guidance on the recognition and presentation of other-than-temporary impairments in debt securities within the Investments—Debt and Equity Securities Topic of the Codification. The realized investment loss in 2008 is primarily related to the Company’s policy prior to adoption of this guidance. At the date of adoption, the portion of previously recognized other-than-temporary impairments that represents the noncredit related loss component was recognized as a cumulative effect of adoption with an adjustment to the opening balance of retained earnings and a corresponding adjustment to accumulated other comprehensive income. The Company adopted the guidance as of January 1, 2009, and recorded a cumulative effect increase to the opening balance of retained earnings of $1,277,790, net of tax and related adjustments.

Item 11(h).

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis provides an assessment by management of the Company’s financial condition as of December 31, 2012, compared with December 31, 2011, and its results of operations for each of the three years ended December 31. The information contained herein should be read in conjunction with the Company’s 2012 and 2011 audited U.S. generally accepted accounting principles (GAAP) financial statements and schedules. The information contained below includes certain forward-looking statements that are subject to risks, uncertainties and other factors, as described in “Risk Factors” and elsewhere in this prospectus, that could cause actual growth, results of operations, performance, financial position and business prospects and opportunities in 2013 and beyond to differ materially from those expressed in, or implied by, those forward-looking statements. See “Forward-Looking Statements.”

Company Overview

Allianz Life Insurance Company of North America (hereafter referred to as “the Company”, “we” and “us”) is a life insurance company with two wholly owned life insurance company subsidiaries, Allianz Life Insurance Company of New York (Allianz Life of NY) and Allianz Life and Annuity Company (ALAC). The Company is domiciled in the State of Minnesota, and is a wholly owned subsidiary of Allianz of America, Inc. (AZOA), which is a wholly owned subsidiary of Allianz Europe, B.V. Allianz Europe, B.V. is a wholly owned subsidiary of Allianz Societas Europaea (Allianz SE), the Company’s ultimate parent, which is incorporated in Munich, Germany.

We offer a portfolio of individual annuities and individual life insurance products. We are licensed to sell in the United States, Canada, and several U.S. territories. We also maintain a legacy portfolio of individual long-term care (LTC), individual and group life, individual and group annuity, and group accident and health policies, but do not actively issue new policies related to these products. Our products are either sold through licensed independent agents, contracted with a field marketing organization or insurance agency, or through licensed registered representatives that are contracted with a broker/dealer.

Our business is classified into four operating segments: Individual Annuities, Life, Questar, and Legacy Products.

Individual Annuity

The Individual Annuity segment provides tax-deferred investment growth and lifetime income opportunities for our customers through fixed, fixed-indexed, and variable annuities. The “fixed” and “variable” classifications describe whether we or the contractholders bear the investment risk of the assets supporting the contract. We are one of the largest sellers of fixed and fixed-indexed annuity products and also offer a number of variable products. Fixed and variable annuities provide for both asset accumulation and asset distribution needs. Fixed and fixed-indexed annuities provide guarantees related to the preservation of principal and interest credited. Variable annuities allow the contractholder to make deposits into various investment options and also have unique product features that allow for guaranteed minimum income benefits, guaranteed minimum accumulation benefits, guaranteed minimum death benefits, and guaranteed minimum withdrawal benefits. The variable annuity products with guaranteed minimum benefits which provide a minimum return based on their initial deposit may be increased by additional deposits, bonus amounts, or other account crediting features. The income and accumulation benefits shift a portion of the investment risk from the contractholder back to the company. In 2013, we plan to introduce a new variable indexed annuity to the market subject to receipt of all regulatory approvals. This product will have characteristics similar to our fixed-indexed annuities but allow contractholders to invest a portion of the funds into a variety of mutual funds or to receive interest credits based upon the performance of certain securities indexes, subject to specified requirements. Our individual annuity products are sold through independent distribution channels made up of agents and registered representatives.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

Life

Our life insurance products provide flexibility and control over a person’s assets, providing the assurance that the beneficiaries will be protected after the insured is gone and, in certain cases, to add cash value accumulation potential. The focus of our Life segment is building and repositioning our fixed-indexed universal life insurance product (FIUL). The life segment is an emerging focus within our company. The FIUL product allows the insured to increase or decrease the amount of death benefit coverage over the term of the contract and the owner to adjust the amount and frequency of the deposits. Deposits are credited to an account maintained for the policyholder. In addition to FIUL, the life segment encompasses some products (including term and whole life) that we no longer sell or distribute.

Questar

The Questar segment consists of two wholly owned subsidiaries, Questar Capital Corporation (Questar Capital) and Questar Asset Management Inc. (QAM). Questar Capital is registered as a broker-dealer under the Securities Exchange Act of 1934 and operates as a retail broker-dealer. QAM is registered as an investment adviser under the Investment Advisers Act of 1940 and provides portfolio management for clients and revenue is based upon wrap fees of assets under management. Questar Capital distributes a full range of securities products, including mutual funds and variable life insurance and annuity contracts. Questar Capital also processes general securities transactions through a clearing arrangement with Pershing, LLC.

Legacy Products

The legacy business consists of our closed block of long-term care and our Special Markets products. The Special Market products consist of closed blocks of individual and group universal life and term insurance. Although our legacy product lines are part of the consolidated results, we do not focus additional resources in this area, other than to maintain the operational support to our current customers. The performance of these product lines is not material enough to warrant discussion as separate operating segments.

Refer to Application of Critical Accounting Policies below for information related to the allocation of income and expense to our segments.

Basis of Presentation

The Consolidated Financial Statements have been prepared in accordance with GAAP, which vary in certain respects from accounting practices prescribed or permitted by state insurance regulatory authorities. The accounts of our primary subsidiary, Allianz Life Insurance Company of New York, and other less significant subsidiaries have been consolidated. All significant intercompany balances and transactions have been eliminated in consolidation. The preparation of consolidated financial statements in conformance with GAAP requires us to make certain estimates and assumptions that affect reported assets and liabilities, including reporting or disclosure of contingent assets and liabilities as of the balance sheet date and the reported revenues and expenses during the reporting period. Future events, including changes in mortality, morbidity, interest rates, capital markets, and asset valuations could cause actual results to differ from the estimates used in the Consolidated Financial Statements. Such changes in estimates are recorded in the period they are determined.

Application of Critical Accounting Policies

The preparation of the financial statements in conformance with GAAP requires us to adopt accounting policies and make certain estimates and assumptions, which affect amounts reported in the Consolidated Financial Statements. Our critical accounting policies are summarized in “Summary of Significant Accounting Policies” included in the accompanying notes to the financial statements and require the use of judgments related to a variety of assumptions and estimates, in particular expectations of current and future mortality, persistency, investment returns, equity market performance, expenses, and interest rates. Our most critical accounting policies include those policies related to the Company’s accounting for (i) Valuation of Investments, (ii) Derivatives and Hedging, (iii) Deferred Acquisition Costs (DAC) and Deferred Sales Inducements (DSI), (iv) Account Balances and Future Policy Benefit Reserves (v) Other than Temporary Impairments, and (vi) Income Taxes. Due to the inherent uncertainty of assumptions and estimates, the effect of certain accounting policies under different conditions or assumptions could be materially different from that reported in the financial statements. A discussion of the various critical accounting policies is presented below.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

Valuation of Investments

We classify certain fixed-maturity and equity securities as “available-for-sale.” Accordingly, the securities are carried at fair value, and related unrealized gains and losses are credited or charged directly to accumulated other comprehensive income in stockholder’s equity, net of tax and related adjustments to DAC, DSI, Value of Business Acquired (VOBA) and Other Intangible Assets, and reserves (commonly referred to as shadow adjustments). The adjustments to DAC, DSI, and VOBA represent the change in amortization that would have been required as a charge or credit to operations had such unrealized amounts been realized. The adjustment to reserves represents the increase or decrease in the reserve balance that would have been required as a charge or credit to operations had such unrealized amounts been realized. We have portfolios of certain fixed-maturity securities classified as “held-to-maturity,” and accordingly, the securities are carried at amortized cost on the Consolidated Balance Sheets. We use a significant amount of judgment to determine the fair value of these investments.

The Fair Value Measurements and Disclosures Topic of the Codification establishes a fair value hierarchy that prioritizes the inputs used in the valuation techniques to measure fair value.

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets that we have the ability to access at the measurement date.

Level 2 – Valuations derived from techniques that utilize observable inputs, other than quoted prices included in Level 1, which are observable for the asset or liability either directly or indirectly, such as:

(a)	Quoted prices for similar assets or liabilities in active markets;

(b)	Quoted prices for identical or similar assets or liabilities in markets that are not active;

(c)	Inputs other than quoted prices that are observable; and

(d)	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Valuations derived from techniques in which the significant inputs are unobservable. Level 3 fair values reflect our own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The fair value of fixed-maturity securities and equity securities is based on quoted market prices in active markets when available. Based on the market data, the securities are categorized by asset class, and based on the asset class of the security, appropriate pricing applications, models and related methodology, and standard inputs are utilized to determine what a buyer in the marketplace would pay for the security in a current sale. When quoted prices are not readily available or in an inactive market, standard inputs used in the valuation models, listed in approximate order of priority, include, but are not limited to, benchmark yields, reported trades, Municipal Securities Rulemaking Board (MSRB) reported trades, Nationally Recognized Municipal Securities Information Repository (NRMSIR) material event notices, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, and industry and economic events. In some cases, including private placement securities and certain difficult-to-price securities, internal pricing models may be used that are based on market proxies.

Generally, treasury securities and exchange-traded stocks are included in Level 1. Most bonds for which prices are provided by third-party pricing sources are included in Level 2, because the inputs used are market observable. Bonds for which prices were obtained from broker quotes and private placement securities that are internally priced are included in Level 3.

See Note 5 of the Notes to the Consolidated Financial Statements for additional information regarding fair value of investments, including management’s process related to review of third-party pricing services.

Derivatives and Hedging

We utilize derivatives within certain actively managed investment portfolios to manage the risk associated with variability in cash flows related to financial assets and liabilities. Within these portfolios, derivatives can be used for hedging, replication, and income generation only. The financial instruments are carried at fair value and the unrealized gains and losses on the derivatives are reflected in derivative income (loss) within the Consolidated Statements of Operations.

Interest rate swaps are used to hedge against the changes in cash flows associated with variable interest rates on certain underlying fixed-maturity securities. The interest rate swaps have notional amounts and maturity dates equal to the underlying fixed-maturity securities and are deemed to be 100% effective at December 31, 2012 and 2011.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

We also utilize over-the-counter (OTC) options and exchange-traded options (ETOs) with the objective to economically hedge certain fixed-indexed annuity and life products tied to certain indices as well as the objective to economically hedge certain variable annuity guaranteed benefits. These options are not used for speculative or income generating purposes. We will only enter into OTC derivatives (options and interest rate swaps) with counterparties rated A- or better. The ETOs provide us flexibility to use instruments, which are exchange-cleared and allow us to mitigate counterparty credit risk. These options are cleared through the Options Clearing Corporation (OCC), which operates under the jurisdiction of both the Securities and Exchange Commission (SEC) and the Commodities Futures Trading Commission (CFTC). The credit rating on the OCC is currently AAA from S&P.

We utilize futures to economically hedge individual annuities and our life products. The futures contracts do not require an initial investment and we are required to settle cash daily based on movements of the representative index; therefore, no asset or liability is recorded as of December 31, 2012 and 2011.

In 2010, we began utilizing interest rate swaps to economically hedge certain variable annuity guarantee benefits. We can receive the fixed or variable rate. The interest rate swaps are traded in 10-, 20-, and 30-year maturities. We will only enter into OTC interest rate swap contracts with counterparties rated A- or better. Typically, we transact with the same counterparties the OTC options are traded.

Certain fixed-indexed annuity products, variable annuity riders, and universal life policies include a market value liability option (MVLO), which is essentially an embedded derivative with equity-indexed features. This embedded derivative is reported within account balances and future policy benefit reserves on the Consolidated Balance Sheets with changes in fair value reported in change in fair value of annuity embedded derivatives on the Consolidated Statements of Operations.

We issue certain variable annuity products with guaranteed minimum benefit riders, including guaranteed minimum withdrawal benefit (GMWB) and guaranteed minimum accumulation benefit (GMAB), which are measured at fair value separately from the host variable annuity contract, with changes in fair value reported in change in fair value of annuity embedded derivatives on the Consolidated Statements of Operations. These embedded derivatives are classified within account balances and future policy benefit reserves on the Consolidated Balance Sheets.

See Note 5 of the Notes to the Consolidated Financial Statements for additional information regarding derivatives and hedging instruments.

Deferred Acquisition Costs and Deferred Sales Inducements

We capitalize costs which consist of commissions and other incremental costs that are directly related to the successful acquisition of insurance contracts. Acquisition costs are deferred to the extent recoverable from future policy revenues and gross profits. For annuity and FIUL contracts, acquisition costs are amortized in relation to the present value of expected future gross profits from investment margins and mortality, morbidity, and expense charges. Acquisition costs for legacy (LTC) insurance policies are deferred and amortized over the lives of the policies in the same manner as premiums are earned. For traditional life and group life products, such costs are amortized over the projected earnings pattern of the related policies using the same actuarial assumptions used in computing future policy benefit reserves. DAC is reviewed for recoverability, at least annually, and adjusted when necessary. Recoverability is evaluated separately for fixed-indexed annuities, variable annuities, and life insurance products. Recoverability is a two-step process where current policy year issues are evaluated, and then in-force policies are evaluated. Before assessing recoverability, DAC is capped such that the balance cannot exceed the original capitalized costs plus interest.

We review our best estimate assumptions and record “unlocking” as appropriate. These reviews are based on recent changes in the organization and businesses of the Company and actual and expected performance of in-force policies. Our review includes all assumptions, including mortality, lapses, expenses, and separate account returns. The revised best estimate assumptions are applied to the current in-force policies to project future gross profits.

Sales inducements are product features that enhance the investment yield to the contractholder on the contract. We offer two types of sales inducements on certain universal life and annuity contracts. The first type, an immediate bonus, increases the account value at inception, and the second type, a persistency bonus, increases the account value at the end of a specified period.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

Annuity sales inducements are deferred as paid or credited to contractholders and life sales inducements are deferred and recognized as part of the liability for policy benefits. DSI is reported in other assets in the Consolidated Balance Sheets. They are amortized over the expected life of the contract in a manner similar to DAC and are reviewed annually for recoverability. Amortization is recorded in policyholder benefits on the Consolidated Statements of Operations. DSI capitalization related to a persistency and immediate bonus on non-indexed annuities are recorded in policyholder benefits on the Consolidated Statements of Operations at policy issuance. DSI capitalization related to an immediate bonus on fixed-indexed annuities is recorded in policy fees on the Consolidated Statements of Operations at policy issuance.

The impact of unlocking during 2012 was a $63,616 increase in amortization of DAC and $14,512 increase in amortization of DSI primarily due to adjustments made to future period assumptions for interest margins, policyholder behavior (including surrender, annuitization and lifetime income benefit utilization), separate account returns and maintenance expenses. In 2011, the impact of unlocking was a $34,334 decrease in DAC amortization and a $23,621 increase in DSI amortization due to similar assumptions changes that were implemented.

In 2012, we implemented the FASB issued guidance that changes the accounting for costs associated with acquiring or renewing insurance contracts. This guidance was adopted on a prospective basis. Specifically, the guidance changes the definition of acquisition costs eligible for deferral. In 2012, we capitalized $737,390 of acquisition costs compared to $820,993 that would have been capitalized if the Company’s previous policy had continued to be applied.

During 2012, the Company recorded a change in estimate related to the implementation of a new model for the valuation of policyholder reserves, deferred acquisition costs (DAC), deferred sales inducements (DSI), and value of business acquired (VOBA) for the Company’s fixed and fixed-indexed annuities. Reserve changes were primarily driven by more sophisticated modeling of newer product features such as lifetime income riders. In addition to DAC amortization related to these reserve changes, the Company’s DAC balances changed as a result of bringing the DAC projection model in line with the reserve model. Historically, the valuation and projection models were distinct in such cases as compression and product mapping. Now, valuation and projection are maintained within the same model, which provides greater consistency and a more refined estimate. This change in estimate resulted in a reserve decrease of $288,822, and caused additional DAC, DSI, and VOBA amortization of $710,549.

See Note 9 of the Notes to the Consolidated Financial Statements for additional information regarding Deferred Acquisition Costs and Deferred Sales Inducements.

Account Balances and Future Policy Benefit Reserves

We calculate and maintain reserves for the estimated future payment of claims to policyholders based on actuarial assumptions and in accordance with industry practice. Many factors can affect these reserves, including economic and social conditions, inflation, changes in doctrines of legal liability. The reserves we establish are Policy and contract account balances for interest-sensitive products, which include universal life and fixed deferred annuities and are generally carried at accumulated contract values. For fixed-indexed annuity products, the policyholder obligation is divided into two parts – one part representing the value of the underlying base contract (host contract) and the second part representing the fair value of the expected index benefit over the life of the contract. The host contract is valued using principles consistent with similar deferred annuity contracts without an index benefit. The index benefit is valued at fair value using current capital market assumptions, such as index and volatility, to estimate future index levels. The index benefit valuation is also dependent upon estimates of future policyholder behavior. We must include provisions for our own credit risk and for risk that our assumptions about policyholder activity could differ from actual experience. The fair value determination of the index benefit is sensitive to the economic market and interest rate environment, as it is discounted at current market interest rates. There is volatility in this liability due to these external market sensitivities.

Certain two-tier fixed annuity products provide additional benefits payable upon annuitization for period-certain and life-contingent payout options. An additional annuitization reserve is accrued using assumptions consistent with those used in estimating gross profits for purposes of amortizing DAC.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

We issue variable annuity contracts through our separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder. We recognize gains or losses on transfers from the general account to the separate accounts at fair value to the extent of contractholder interests in separate accounts, which are offset by changes in contractholder liabilities. We also issue variable annuity and life contracts through our separate accounts where we provide certain contractual guarantees to the contractholder. These guarantees are in the form of a guaranteed minimum death benefit (GMDB), a guaranteed minimum income benefit (GMIB), a guaranteed minimum accumulation benefit (GMAB), and a guaranteed minimum withdrawal benefit (GMWB). These guarantees provide for benefits that are payable to the contractholder in the event of death, annuitization, or at specified dates during the accumulation period.

Changes in GMDB and GMIB are calculated in accordance with the Financial Services – Insurance Topic of the Codification and are included in policyholder benefits on the Consolidated Statements of Operations. GMAB and GMWB are considered to be embedded derivatives under the Derivatives and Hedging Topic of the Codification, and the changes in these embedded derivatives are included in change in fair value of annuity embedded derivatives on the Consolidated Statements of Operations. The GMDB provides a specified minimum return upon death. The survivor has the option to terminate the contract or continue it and have the death benefit paid into the contract. The GMIB is a living benefit that provides the contractholder with a guaranteed annuitization value. The GMDB and GMIB liabilities are determined each period by estimating the expected future claims in excess of the associated account balances. We regularly evaluate estimates used and adjust the additional liability balance, with a related charge or credit to policyholder benefits on the Consolidated Statements of Operations if actual experience or other evidence suggests that earlier assumptions should be revised. The GMAB is a living benefit that provides the contractholder with a guaranteed value that was established at least five years prior at each contract anniversary. The GMWB is a living benefit that provides the contractholder with a guaranteed amount of income in the form of partial withdrawals.

Policy and contract account balances for variable annuity products are carried at accumulated contract values. Future policy benefit reserves for any death and income benefits that may exceed the accumulated contract values are established using a range of economic scenarios and are accrued for using assumptions consistent with those used in estimating gross profits for purposes of amortizing DAC. Future policy benefit reserves for accumulation and withdrawal benefits that may exceed account values are established using capital market assumptions, such as index and volatility, along with estimates of future policyholder behavior.

See Note 2 of the Notes to the Consolidated Financial Statements for additional information regarding Account Balances and Future Policy Benefit Reserves.

Other than Temporary Impairments

We review the available for sale and held-to-maturity investment portfolios each quarter to determine whether or not declines in fair value are other-than-temporary. We continue to evaluate factors in addition to average cost and fair value, including credit quality, the extent and duration of the decline, market analysis, current events, recent price declines, likelihood of recovery in a reasonable period of time, and management’s judgment, to determine whether fixed income securities are considered other-than-temporarily impaired. In addition, the Investments-Debt and Equity Securities topic of the FASB ASC require that we evaluate other-than-temporary impairments on available for sale and held-to-maturity fixed maturity securities based on additional factors. Specifically, declines in value resulting from changes in risk free interest rates must also be considered.

When the fair value of a fixed-maturity security is less than its amortized cost, we assess whether or not: (i) we have the intent to sell the security or (ii) it is more likely than not that we will be required to sell the security before its anticipated recovery. We also evaluate factors to determine whether we or any of our investment managers have intent to sell a security or a group of securities. Additionally, we perform a cash flow projection for several years into the future to determine whether cash needs would require the sale of any securities. If either of these conditions is met, we must recognize an other-than-temporary impairment for the difference between the investment’s amortized cost basis and its fair value through earnings. For securities that do not meet the above criteria, and we do not expect to recover a security’s amortized cost basis, the security is considered other-than temporarily impaired. For these securities, we separate the total impairment into the credit loss component and the amount of the loss related to other factors. The amount of the total impairment related to credit loss is considered an OTTI and is recognized in realized investment gains, net on the Consolidated Statements of Operations. The amount of the total impairment related to other factors is recognized in other comprehensive income, net of impacts to DAC, DSI, VOBA, reserves, and deferred income taxes.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

See Note 4 of the Notes to the Consolidated Financial Statements for additional information regarding Other than Temporary Impairment Losses.

Income Taxes

We file a consolidated federal income tax return with AZOA and all of its wholly owned subsidiaries (with the exception of ALAC). The consolidated tax allocation agreement stipulates that each company participating in the return will bear its share of the tax liability pursuant to certain tax allocation elections under the Internal Revenue Code and its related regulations and then reimbursement will be in accordance with an intercompany tax reimbursement arrangement. We provide for federal income taxes based on amounts we believe are ultimately owed. Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain items and the realization of certain tax credits. In the event the ultimate deductibility of certain items or the realization of certain tax credits differs from estimates, we may be required to significantly change the provision for federal income taxes recorded on the Consolidated Balance Sheets. Any such change could significantly affect the amounts reported on the Consolidated Statements of Operations. Management uses best estimates to establish reserves based on current facts and circumstances regarding tax exposure items where the ultimate deductibility is open to interpretation. Quarterly, we evaluate the appropriateness of such reserves based on any new developments specific to their fact patterns. Information considered includes results of completed tax examinations, Technical Advice Memorandums, and other rulings issued by the Internal Revenue Service (IRS) or the tax courts.

We utilize the asset and liability method of accounting for income tax. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized or that the related temporary differences, such as other-than-temporary impairments, will not reverse over time.

Although realization is not assured, we believe it is not necessary to establish a valuation allowance for ordinary deferred tax assets, as it is more likely than not the deferred tax assets will be realized principally through future reversals of existing ordinary taxable temporary differences and future ordinary taxable income. For deferred tax assets that are capital in nature, considering all objective evidence and the available tax planning strategy, it is more likely than not the deferred tax assets that are capital in nature will be realized and no valuation allowance is required. The amount of the ordinary and capital deferred tax assets considered realizable could be reduced in the near term if estimates of future reversals of existing taxable temporary differences and future ordinary and capital taxable income are reduced.

See Note 15 of the Notes to the Consolidated Financial Statements for additional information regarding income tax estimates and assumptions.

Allocation of Income and Expense

The Company does not maintain segregated investment portfolios for each segment. All interest and similar income, net and realized investment gains, are allocated to the segments. Assets are only monitored at the total company level, and as such, asset disclosures by segment are not included herein.

Income and expense related to assets backing policyholder reserves are allocated to the segments based on policyholder reserve levels. The results of our Individual Annuity, Life, and Legacy segments also reflect allocation of income and expense related to assets backing surplus. Income and expense related to assets backing surplus are allocated to the segments based on required capital levels for each segment and are excluded from estimated gross profits used in reserve and DAC model projections.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

Consolidated Results of Operations

					Increase (decrease)		Increase (decrease)
		Year Ended December 31,			and % change		and % change
		2012	2011	2010	2012 - 2011		2011 - 2010
Revenue:
	Net premiums and policy fees	$1,049,157	$926,195	$875,972	$122,962	13.3%	$50,223	5.7%
	Interest and similar income, net	3,632,406	3,520,016	3,324,907	112,390	3.2%	195,109	5.9%
	Derivative loss	(159,487)	(204,324)	(351,352)	44,837	21.9%	147,028	41.8%
	Realized investment gains, net	229,909	112,150	583,116	117,759	105.0%	(470,966)	(80.8)%
	Fee, commission and other revenue	240,706	222,185	222,975	18,521	8.3%	(790)	(0.4)%
	Total revenue	4,992,691	4,576,222	4,655,618	416,469	9.1%	(79,396)	(1.7)%
Benefits and expenses:
	Net benefits	2,890,203	3,724,792	2,792,583	(834,589)	(22.4)%	932,209	33.4%
	General and administrative and commission	1,505,479	1,593,563	1,593,861	(88,084)	(5.5)%	(298)	(0.0)%
	Change in deferred acquisition costs, net	684,350	(735,151)	(158,421)	1,419,501	193.1%	(576,730)	NM
	Total benefits and expenses	5,080,032	4,583,204	4,228,023	496,828	10.8%	355,181	8.4%

	Pretax (loss) income	(87,341)	(6,982)	427,595	(80,359)	NM	(434,577)	(101.6)%

	Income tax (benefit) expense	(44,959)	(57,875)	109,072	12,916	22.3%	(166,947)	(153.1)%
	Net (loss) income	$(42,382)	$50,893	$318,523	$(93,275)	(183.3)%	$(267,630)	(84.0)%

NM	Not Meaningful.

					Increase (decrease)		Increase (decrease)
		Year Ended December 31,			and % change		and % change
		2012	2011	2010	2012 - 2011		2011 - 2010
Pretax (loss) income:
	Individual Annuity	$(105,170)	$(39,425)	$405,567	$(65,745)	(166.8)%	$(444,992)	(109.7)%
Life		22,005	11,660	13,570	10,345	88.7%	(1,910)	(14.1)%
	Questar	(17,683)	(17,138)	(13,057)	(545)	(3.2)%	(4,081)	(31.3)%
	Legacy Products	13,507	37,921	21,515	(24,414)	(64.4)%	16,406	76.3%
	Total Pretax (loss) income	$(87,341)	$(6,982)	$427,595	$(80,359)	NM	$(434,577)	(101.6)%

NM	Not Meaningful.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Overview

•
Net (loss) income: For the Company, net income is a decrease of $93,275 or 183.3%, to ($42,382) for 2012 compared to $50,893 for the prior year. The pretax loss increase is primarily due to the unfavorable impact of unlocking, change in accounting estimate related to the fixed and fixed-indexed annuity reserve and DAC model update, and increase in reserves for Legacy Products, partially offset by the favorable impact for the Individual Annuity reserves net of economic hedging driven by market movement in 2012.

Revenue

Net premiums and policy fees. Net premiums consist primarily of premiums for life insurance, and long-term care, net of reinsurance. Policy fees represent asset fees, cost of insurance charges, administrative fees, charges for guarantees on investment products, and surrender charges for investment products and universal life insurance.

•
Premium and policy fee revenue increase of $122,962 or 13.3% in 2012 as compared to 2011 and is primarily due to increases in fee revenue and rider charges driven by higher Individual Annuity separate account balances and premium and expense fees for our Life segment driven by increased deposits from a new product launched in 2011 and maturing block of business. We also recorded a negative impact of $22,885 for unlocking in 2011.

Interest and similar income, net. Interest and similar income primarily includes interest income on fixed maturity securities classified as available-for-sale and held-to-maturity, and interest income, dividend income, and changes in fair value on fixed maturity and equity securities classified as trading.

•
Interest and similar income increase of $112,390 or 3.2% in 2012 compared to 2011 is primarily due to an increase in average invested assets, slightly offset by a decrease in the average yield earned on the investments.

Derivative loss. Derivative loss represents the changes in fair value and the realized gains and losses from derivative instruments driven by interest rate and market movement. We utilize derivatives within certain actively managed investment portfolios to manage the risk associated with variability in cash flows or changes in fair values related to financial assets and liabilities. See Application of Critical Accounting Policies for additional information.

•
Derivative loss decrease of $44,837 or 21.9% in 2012 compared to 2011 is driven by results on derivatives for Individual Annuity and Life, and for assets backing surplus. The Individual Annuity and Life derivative results are intended to economically hedge reserve changes in net benefits.

Realized investment gains, net. Realized investment gains (losses) consist of gains and losses from the sale or impairment of investments.

•
Realized investment gains is an increase of $117,759 or 105.0% in 2012 compared to 2011 and is primarily as a result of the sale of fixed maturity securities to fund surrenders and withdrawals of the general account for variable annuities and other sales of assets backing surplus. In 2012, the change in our valuation allowance for mortgage loans is an unfavorable impact of $10,232, due to establishing a specific reserve on one mortgage loan of $40,250, partially offset by a reduction in our general provision of $30,018. In 2011, the change in our valuation allowance for mortgage loans is a favorable impact of $32,325, due to a reduction in our general provision. Other–than-temporary impairments are $29,969 in 2012 as compared to $21,487 in 2011. The impairments are primarily comprised of corporate fixed maturity securities and commercial debt obligations in 2012 as compared to corporate fixed maturity securities in 2011.

Fee, commission and other revenue. Fee, commission and other revenue relate primarily to annual marketing or distribution fees on mutual funds (12B-1 fees) and investment advisory fees earned on assets under management by fund companies within Individual Annuity and Questar, and gross dealer concessions from sales of products within Questar. This also includes the change in value for our company owned life insurance policy.

•
Fee, commission and other revenue increase of $18,521 or 8.3% in 2012 compared to 2011 is due to higher gross dealer concessions revenue driven by increases in registered representatives, and higher registered investment advisor fees driven by increases in assets under management.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

Benefits and Expenses

Net benefits. Net benefits consist of amounts paid to policyholders and changes in liabilities held for anticipated future benefit payments under insurance policies and annuity contracts. Amounts are net of benefit payments recovered or expected to be recovered under reinsurance contracts. The index benefit under fixed indexed annuities and fixed indexed universal life, and the accumulation and withdrawal benefits under variable annuity guarantees include the change in fair value for these embedded derivatives. The derivatives to economically hedge these benefits are included in revenue under derivative loss. Net benefits also include amortization of DSI.

•
Net benefits decrease of $834,589 or 22.4% in 2012 compared to 2011 is primarily due to a favorable change in reserves for Individual Annuity driven by the impact of market movement in 2012 compared to 2011, and a benefit from a change in accounting estimate, which impacted reserves in the current year. Individual Annuity reserve movements are economically hedged in derivative loss. Benefits include an unfavorable impact of $101,108 from unlocking in 2012 compared to a favorable impact of $45,898 in the prior year.

General and administrative and commissions. General and administrative and commission expenses includes compensation, commissions paid to sales force, consultant fees, information technology, facilities and equipment, advertising and marketing, legal and regulatory and corporate related expenses. Commissions and other incremental costs, which are directly related to the successful acquisition of insurance contracts, are capitalized in change in deferred acquisition costs, net.

•
General and administrative and commission expenses decrease of $88,084 or 5.5% in 2012 compared to 2011 is primarily due to lower commissions as a result of a decrease in Individual Annuity deposits, partially offset by higher commission as a result of an increase in Life product deposits.

Change in deferred acquisition costs, net. Change in deferred acquisition costs represents the capitalization of acquisition costs reported in general and administrative and commission expenses, and amortization of DAC. For Individual Annuity and Life contracts, acquisition costs are amortized in relation to the present value of expected future gross profits from investment margins and mortality, morbidity, and expense charges. Acquisition costs for long-term care policies are deferred and amortized over the lives of the policies. Changes in assumptions are recorded as an increase or decrease in amortization (unlocking).

•
Change in deferred acquisition costs is an increase of $1,419,501 or 193.1% in 2012 compared to 2011. The unfavorable change is due to unfavorable amortization for Individual Annuities driven by higher actual gross profits in 2012 compared to 2011 and lower capitalization from the decrease in deposits for Individual Annuities, partially offset by a favorable change in deferred acquisition costs due to higher capitalization from an increase in deposits for Life products. The change in deferred acquisition costs includes an unfavorable impact for the adoption of guidance on acquisition costs eligible for deferral in 2012 and the unfavorable impact of $63,616 from unlocking in 2012 compared to a favorable impact of $34,334 in the prior year.

Income tax (benefit) expense

•
Income tax (benefit) expense: The income tax benefit is a decrease of $12,916 for an effective tax rate of 51.5% compared to an effective tax rate of 828.9% in 2011. The change in the effective tax rate is attributable to the unfavorable impact from the release of deferred taxes related to an investment in a prepaid forward agreement in 2011, offset by a larger nondeductible gain on a corporate owned life insurance policy, and higher foreign tax in 2012.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Overview

•
Net (loss) income: For the Company, net income is a decrease of $267,630 or 84.0%, to $50,893 for 2011 compared to $318,523 for 2010. The pretax income decrease is primarily due to the unfavorable impact of trading portfolio gains in 2010 and reserves net of economic hedging for Individual Annuity driven by unfavorable interest rate movement in 2011, partially offset by the favorable impact of lower commission expense for Individual Annuity.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

Revenue

•
Net premiums and policy fee: Premium and policy fee revenue increase of $50,223 or 5.7% in 2011 as compared to 2010 is primarily due to increases in fee revenue and rider charges driven by higher Individual Annuity separate account balances and Legacy Product line item reclassification to net benefits in 2010, partially offset by surrender charges for Individual Annuity. Net premiums include a negative impact of $22,885 from unlocking in 2011 compared to a benefit of $5,490 in 2010.

•
Interest and similar income, net: Interest and similar income increase of $195,109 or 5.9% in 2011 compared to 2010 is primarily due to an increase in average invested assets, slightly offset by a decrease in the average yield earned on the investments.

•
Derivative loss: Derivative loss decrease of $147,028 or 41.8% in 2011 compared to 2010 is driven by derivative results for Life, partially offset by an increase for assets backing surplus, and for Individual Annuity. The Individual Annuity and Life derivative results are intended to economically hedge reserve changes in net benefits.

•
Realized investment gains, net: Realized investment gains decrease of $470,966 or 80.8% in 2011 compared to 2010 is primarily due gains of $376,980 related to the liquidation of the trading portfolio in 2010. The primary trading portfolio was used to attempt to match the change in value associated with embedded derivative liabilities related to fixed-indexed annuities. We determined this match was not effective due to credit-related factors impacting the value of the securities in our trading portfolio. The change in our valuation allowance for mortgage loans is a favorable impact of $32,325 in 2011 and $3,392 in 2010, due to reductions in our general provision. Other–than-temporary impairments are $21,487 in 2011. There were no impairments in 2010. The impairments are comprised of corporate fixed maturity securities. See Financial Condition section for additional information on the other-than-temporary impairments.

•
Fee, commission and other revenue: The revenue decrease of $790 or 0.4% in 2011 compared to 2010 is due to a decrease in market value of company owned life insurance and lower Legacy Products deferred gains, partially offset by higher gross dealer concessions revenue due to increases in registered representatives and accrual changes in 2011, and higher registered investment advisor fees due to increases in assets under management.

Benefits and Expenses

•
Net benefits: Benefits is an increase of $932,209 or 33.4% in 2011 compared to 2010. An unfavorable change in Individual Annuity reserves is primarily due to the unfavorable interest rate movement in 2011. Individual Annuity reserve movements are economically hedged in Derivative loss. Benefits include a favorable impact of $45,898 from unlocking in 2011 compared to an unfavorable impact of $237,191 in 2010.

•
General and administrative and commission: The expenses decrease of $298 in 2011 compared to 2010 is primarily due to lower commissions as a result of product mix on deposits for Individual Annuity, partially offset by higher commissions as a result of an increase in deposits for Life.

•
Change in deferred acquisition costs, net: The change in deferred acquisition costs decrease of $576,730 in 2011 compared to 2010 is primarily due to lower actual gross profits in 2011 compared to 2010 for Individual Annuity and Life, and higher capitalization of commissions for Life products. This is partially offset by lower commission capitalization in 2011 compared to 2010 for Individual Annuity. Change in deferred acquisition costs includes a favorable impact of $34,334 from unlocking in 2011 compared to a favorable impact of $52,279 in 2010.

Income tax (benefit) expense

Income tax (benefit) expense: The income tax expense is a decrease of $166,947 for an effective tax rate of 828.9% in 2011 compared to an effective tax rate of 25.5% in 2010. The change in the effective tax rate is attributable to favorable impact from the release of deferred taxes related to an investment in a prepaid forward agreement in 2011, offset by higher foreign tax benefit in 2010.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

Individual Annuity

Segment results of operations

					Increase (decrease)		Increase (decrease)
		Year Ended December 31,			and % change		and % change
		2012	2011	2010	2012 - 2011		2011 - 2010
Revenue:
	Net premiums and policy fees	$821,192	$705,258	$666,146	$115,934	16.4%	$39,112	5.9%
	Interest and similar income, net	3,514,953	3,418,279	3,236,126	96,674	2.8%	182,153	5.6%
	Derivative loss	(171,380)	(197,364)	(352,832)	25,984	13.2%	155,468	44.1%
	Realized investment gains, net	227,392	109,607	578,392	117,785	107.5%	(468,785)	(81.0)%
	Fee, commission and other revenue	189,120	149,516	148,254	39,604	26.5%	1,262	0.9%
	Total revenue	4,581,277	4,185,296	4,276,086	395,981	9.5%	(90,790)	(2.1)%
Benefits and expenses:
	Net benefits	2,656,502	3,535,771	2,619,544	(879,269)	(24.9)%	916,227	35.0%
	General and administrative and commission	1,300,668	1,418,280	1,438,687	(117,612)	(8.3)%	(20,407)	(1.4)%
	Change in deferred acquisition costs, net	729,277	(729,330)	(187,712)	1,458,607	200.0%	(541,618)	NM
	Total benefits and expenses	4,686,447	4,224,721	3,870,519	461,726	10.9%	354,202	9.2%

	Pretax (loss) income	$(105,170)	$(39,425)	$405,567	$(65,745)	(166.8)%	$(444,992)	(109.7)%

NM	Not Meaningful.

Selected operating performance measures

				Increase (decrease)		Increase (decrease)
	Year Ended December 31,			and % change		and % change
	2012	2011	2010	2012 - 2011		2011 - 2010
Individual Annuity
Deposits	$8,809,101	$10,343,301	$10,285,231	$(1,534,200)	(14.8)%	$58,070	0.6%
In-force	83,274,087	75,212,067	70,341,195	8,062,020	10.7%	4,870,872	6.9%

Deposits and in-force amounts in the table above are for direct and assumed business. Deposits reflect amounts collected on both new and renewal business. Individual Annuity in-force represents account values of the annuity contracts for our fixed, fixed-indexed, and variable annuity contracts. The decrease in deposits in 2012 compared to 2011 is a result of challenging market conditions, including the low interest rate environment. The increase in deposits in 2011 compared to 2010 was driven by higher variable annuity deposits, largely due to lower sales during 2010. The 2010 variable annuity deposits were still ramping up after re-launching our product offerings at the end of 2009. This increase was partially offset by decreased fixed-indexed annuity deposits as a result of product changes at the end of 2010 impacting sales during 2011. The movement of in-force, year over year, is primarily driven by policyholder activity and market performance. Increases are driven by deposits and new business, and decreases are driven by policyholder charges, surrenders, and claims.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Overview

Our Individual Annuity segment pretax loss increase of $65,745 or 166.8% to ($105,170) for 2012 compared to ($39,425) for the prior year is primarily due to the unfavorable impact of unlocking and change in accounting estimate related to the fixed and fixed-indexed annuity reserve and DAC model update, partially offset by the favorable impact for the variable annuity products reserves net of hedging driven by market movement in 2012.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

Revenue

•
Net premiums and policy fees: The premiums and policy fees increase of $115,934 or 16.4% in 2012 as compared to 2011 is primarily due to increases in fee revenue and rider charges driven by higher variable annuity products separate account balances, partially offset by lower surrender charges. Net premiums include minimal change from unlocking in 2012 compared to an unfavorable impact of $22,954 in the prior year.

•
Interest and similar income, net: Interest and similar income increase of $96,674 or 2.8% in 2012 compared to 2011 is primarily due to an increase in fixed annuity products average invested assets and an increase in surplus assets, partially offset by a decrease in variable products general account balance, and a decrease in the average yield earned on the investments.

•
Derivative loss: Derivative loss decrease of $25,984 or 13.2% in 2012 compared to 2011 is driven by results on derivatives for assets backing surplus, and for fixed annuity products, partially offset by an increase for variable annuity products. The Individual Annuity derivative results economically hedge reserve changes in net benefits.

•
Realized investment gains, net: Realized gains increase of $117,785 or 107.5% in 2012 compared to 2011 is primarily a result of fixed maturity security sales to fund the reduction of the variable products general account and sales of assets backing surplus.

•	Fee, commission and other revenue: The revenue increase of $39,604 or 26.5% in 2012 compared to 2011 is as a result of the improved market conditions in 2012 compared to 2011.

Benefits and Expenses

•
Net benefits: The benefits are a decrease of $879,269 or 24.9% in 2012 compared to 2011. The fixed annuity products reflect an unfavorable change in reserves primarily due to the unfavorable impact of market movement in 2012 compared to 2011, partially offset by a benefit from a change in accounting estimate, which reduced reserves $288,822 and increased DSI amortization $125,650 in the current year. The variable annuity products reflect a favorable change in reserves primarily driven by the impact of market movement in 2012 compared to unfavorable interest rate movement in 2011. Individual Annuity reserve movements are economically hedged in Derivative loss. Net benefits include an unfavorable impact of $101,108 from unlocking in 2012 compared to a favorable impact of $45,709 in the prior year.

•	General and administrative and commission: The expenses decrease of $117,612 or 8.3% in 2012 compared to 2011 is primarily due to lower commissions as a result of a decrease in deposits.

•
Change in deferred acquisition costs, net: The change in deferred acquisition costs is an increase of $1,458,607 or 200.0% in 2012 compared to 2011. The Individual Annuity products reflect an unfavorable change in deferred acquisition costs due to lower capitalization from decrease in deposits and adoption of guidance on acquisition costs eligible for deferral, and unfavorable amortization due to higher actual gross profits in 2012 compared to 2011, and change in accounting estimate. The change in estimate caused additional DAC amortization of $583,757. Change in deferred acquisition costs include an unfavorable impact of $63,687 from unlocking in 2012 compared to a favorable impact of $35,455 in the prior year.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Overview

Our Individual Annuity segment pretax loss decrease of $444,992 or 109.7% to ($39,425) for 2011 compared to $405,567 for 2010 is primarily due to the unfavorable impact of the variable annuity products reserves net of economic hedging driven by unfavorable interest rate movement in 2011 and impact of liquidating the trading portfolio in 2010 (gains in 2010 vs. none in 2011), partially offset by the favorable impact of unlocking.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

Revenue

•
Net premiums and policy fees: The premiums and policy fees increase of $39,112 or 5.9% in 2011 as compared to 2010 is primarily due to increases in fee revenue and rider charges driven by higher variable annuity products separate account balances, partially offset by lower surrender charges. Net premiums include an unfavorable impact of $22,954 from unlocking in 2011 compared to a favorable impact of $2,897 in 2010.

•
Interest and similar income, net: Interest and similar income increase of $182,153 or 5.6% in 2011 compared to 2010 is primarily due to an increase in fixed annuity products average invested assets and an increase in surplus assets, partially offset by a decrease in variable products general account balance, and a decrease in the average yield earned on the investments.

•
Derivative loss: Derivative loss decrease of $155,468 or 44.1% in 2011 compared to 2010 is driven by derivative results for fixed annuity products, partially offset by an increase for assets backing surplus, economic capital hedge movement, and variable product impacts. The Individual Annuity derivative results are intended to economically hedge reserve changes in net benefits.

•
Realized investment gains, net: Realized gains decrease of $468,785 or 81.0% in 2011 compared to 2010 is primarily due to gains of $376,980 related to the liquidation of the trading portfolio in 2010. The primary trading portfolio was used to attempt to match the change in value associated with embedded derivative liabilities related to fixed-indexed annuities. The Company determined this match was not effective due to credit-related factors impacting the value of the securities in our trading portfolio.

•
Fee, commission and other revenue: The revenue increase of $1,262 or 0.9% in 2011 compared to 2010 is as a result of increased production, largely offset by a decrease in market value of company owned life insurance.

Benefits and Expenses

•
Net benefits: The benefits are an increase of $916,227 or 35.0% in 2011 compared to 2010. An unfavorable change in fixed annuity products reserves and variable annuity products reserve is primarily due to the unfavorable interest rate movement in 2011. Individual Annuity reserve movements are economically hedged in Derivative loss. Net benefits include a favorable impact of $45,709 from unlocking in 2011 compared to an unfavorable impact of $256,514 in 2010.

•
General and administrative and commission: The expenses decrease of $20,407 or 1.4% in 2011 compared to 2010 is primarily due to lower commissions as a result of product mix on deposits, partially offset by higher expenses in 2011 compared to 2010.

•
Change in deferred acquisition costs, net: The change in deferred acquisition costs is a decrease of $541,618 in 2011 compared to 2010. The Individual Annuity products reflect a favorable change in deferred acquisition costs due to lower actual gross profits in 2011 compared to 2010 and an increase in commission capitalization in 2011 compared to 2010 for variable annuity products, partially offset by a decrease in commission capitalization in 2011 compared to 2010 for fixed annuity products. Change in deferred acquisition costs includes a favorable impact of $35,455 from unlocking in 2011 compared to a favorable impact of $77,775 in 2010.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

Life

Segment results of operations

					Increase (decrease)		Increase (decrease)
		Year Ended December 31,			and % change		and % change
		2012	2011	2010	2012 - 2011		2011 - 2010
Revenue:
	Net premiums and policy fees	$93,795	$84,421	$83,559	$9,374	11.1%	$862	1.0%
	Interest and similar income, net	67,509	58,941	53,016	8,568	14.5%	5,925	11.2%
	Derivative income (loss)	12,094	(6,472)	2,491	18,566	NM	(8,963)	NM
	Realized investment gains, net	1,418	1,519	2,784	(101)	(6.6)%	(1,265)	(45.4)%
	Fee, commission and other revenue	295	55	276	240	NM	(221)	(80.1)%
	Total revenue	175,111	138,464	142,126	36,647	26.5%	(3,662)	(2.6)%
Benefits and expenses:
	Net benefits	92,872	74,599	59,267	18,273	24.5%	15,332	25.9%
	General and administrative and commission	118,602	74,851	59,797	43,751	58.5%	15,054	25.2%
	Change in deferred acquisition costs, net	(58,368)	(22,646)	9,492	(35,722)	(157.7)%	(32,138)	NM
	Total benefits and expenses	153,106	126,804	128,556	26,302	20.7%	(1,752)	(1.4)%

	Pretax income	$22,005	$11,660	$13,570	$10,345	88.7%	$(1,910)	(14.1)%

NM	Not Meaningful.

Selected operating performance measures

				Increase (decrease)		Increase (decrease)
	Year Ended December 31,			and % change		and % change
	2012	2011	2010	2012 - 2011		2011 - 2010
Total Life Insurance
Deposits and Gross Premiums Written	$307,609	$234,237	$221,117	$73,372	31.3%	$13,120	5.9%
In-force	19,552,225	17,786,234	16,464,865	1,765,991	9.9%	1,321,369	8.0%

Deposits and gross premiums written and in-force amounts in the table above are for direct and assumed business. Deposits reflect amounts collected on our fixed-indexed universal life business, and gross premiums written reflect premiums collected on our term business. Life in-force amounts represent our fixed-indexed universal life and our older universal life and term life business. The increase in deposits in 2012 compared to 2011 is a result of a new product offering driving significant growth. The increase in deposits in 2011 compared to 2010 is a result of both an increase in new sales and an increase in renewal amounts. The movement of in-force, year over year, is primarily driven by policyholder activity. Increases are driven by deposits and new business, and decreases are driven by policyholder charges, surrenders, and claims.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Overview

Our Life segment pretax income increase of $10,345 or 88.7% to $22,005 for 2012 compared to $11,660 for the prior year is primarily due to increases in policy fees and interest and similar income, net driven by a growing and maturing block of business.

Revenue

•
Net premiums and policy fees: The premiums and policy fees increase of $9,374 or 11.1% in 2012 as compared to 2011 is primarily due to higher premium and expense fees driven by increased deposits from a new product launched in 2011 and a maturing block of business.

•
Interest and similar income, net: Interest and similar income increase of $8,568 or 14.5% in 2012 compared to 2011 is primarily due to an increase in Life average invested assets, partially offset by a decrease in the average yield earned on the investments.

•	Derivative income (loss): Derivative income increase of $18,566 in 2012 compared to 2011 is due to Life derivative results, which are intended to economically hedge reserve changes in net benefits.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

Benefits and Expenses

•
Net benefits: The benefits increase of $18,273 or 24.5% in 2012 compared to 2011 is due to an unfavorable change in reserves primarily due to the growing block of business, partially offset by a favorable decline in claims due to death claim activity and associated reinsurance. The Life fair value reserve movement is economically hedged in Derivative income (loss).

•
General and administrative and commission: The expenses increase of $43,751 or 58.4% in 2012 compared to 2011 is primarily due to higher commissions as a result of an increase in deposits. Commissions and other incremental costs, which are directly related to the successful acquisition of insurance contracts, are capitalized in change in deferred acquisition costs, net.

•
Change in deferred acquisition costs, net: The change in deferred acquisition costs decrease of $35,722 or 157.7% in 2012 compared to 2011 is primarily due to a favorable change in deferred acquisition costs due to higher commission capitalization, partially offset by the adoption of guidance on acquisition costs eligible for deferral.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Overview

Our Life segment pretax income decrease of $1,910 or 14.1% to $11,660 for 2011 compared to $13,570 for 2010 is primarily due to the unfavorable impact of claim activity in 2011 and reserve movement, partially offset by favorable policy fees and net investment income driven by maturing block of business.

Revenue

•
Net premiums and policy fees: The premiums and policy fees increase of $862 or 1.0% in 2011 as compared to 2010 is due to higher premium and expense fees driven by increased deposits from a new product launched in 2011 and growing block of business, partially offset by lower cost of insurance charges.

•	Interest and similar income, net: Interest and similar income increase of $5,925 or 11.2% in 2011 compared to 2010 is primarily due to an increase in Life average invested assets.

•	Derivative income (loss): Derivative income decrease of $8,963 in 2011 compared to 2010 is due to Life derivative results, which are intended to economically hedge reserve changes in net benefits.

Benefits and Expenses

•
Net benefits: The benefits increase of $15,332 or 25.9% in 2011 compared to 2010 is primarily due to an unfavorable change in reserves and higher claims driven by death claim activity, net of related reinsurance. The Life derivative results are intended to economically hedge the fair value reserve movements. Benefits include a favorable impact of $19,323 in 2010 from unlocking.

•
General and administrative and commission: The expenses increase of $15,054 or 25.2% in 2011 compared to 2010 is primarily due to higher commissions as a result of an increase in deposits. Commissions and other incremental costs, which are directly related to the successful acquisition of insurance contracts, are capitalized in change in deferred acquisition costs, net.

•
Change in deferred acquisition costs, net: The change in deferred acquisition costs decrease of $32,138 in 2011 compared to 2010 is primarily due to a favorable change in deferred acquisition costs due to higher commission capitalization. Change in deferred acquisition costs include an unfavorable impact of $1,121 from unlocking in 2011 compared to an unfavorable impact of $25,496 in 2010.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

Questar

Segment results of operations

				Increase (decrease)		Increase (decrease)
	Year Ended December 31,			and % change		and % change
	2012	2011	2010	2012 - 2011		2011 - 2010
Revenue:
Interest and similar income, net	$(20)	$(39)	$(28)	$19	48.7%	$(11)	(39.3)%
Fee, commission and other revenue	72,917	69,951	63,607	2,966	4.2%	6,344	10.0%
Total revenue	72,897	69,912	63,579	2,985	4.3%	6,333	10.0%
Benefits and expenses:
General and administrative and commission	90,580	87,050	76,636	3,530	4.1%	10,414	13.6%
Total benefits and expenses	90,580	87,050	76,636	3,530	4.1%	10,414	13.6%

Pretax loss	$(17,683)	$(17,138)	$(13,057)	$(545)	(3.2)%	$(4,081)	(31.3)%

Fee, Commission and Other Revenue

				Increase (decrease)		Increase (decrease)
	Year Ended December 31,			and % change		and % change
	2012	2011	2010	2012 - 2011		2011 - 2010
Fee, commission and other revenue:
Gross Dealer Concessions	$65,437	$64,280	$59,015	$1,156	1.8%	$5,266	8.9%
Registered Investment Advisor Fees	7,480	5,671	4,592	1,810	31.9%	1,078	23.5%
Total Fee, commission and other revenue	$72,917	$69,951	$63,607	$2,966	4.2%	$6,344	10.0%

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Overview

Our Questar segment pretax loss increase of $545 or 3.2% to ($17,683) for 2012 compared to ($17,138) for the prior year is primarily due to higher expenses, partially offset by growth in fee and commission income.

Revenue

•
Fee, commission and other revenue: The revenue increase of $2,966 or 4.2% in 2012 compared to 2011 is due to higher gross dealer concessions revenue due to increases in registered representatives, and higher registered investment advisor fees due to increases in assets under management.

Benefits and Expenses

•
General and administrative and commission: The expenses increase of $3,530 or 4.1% in 2012 compared to 2011 is primarily due to higher commissions consistent with gross dealer concessions and higher expenses due to adding division sales managers.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Overview

Our Questar segment pretax loss increase of $4,081 or 31.3% to ($17,138) for 2011 compared to ($13,057) for 2010 is primarily due to unfavorable expenses due to legal settlements.

Revenue

•
Fee, commission and other revenue: The revenue increase of $6,344 or 10.0% in 2011 compared to 2010 is due to higher gross dealer concessions revenue due to increases in registered representatives in 2011, and higher registered investment advisor fees due to increases in assets under management.

Benefits and Expenses

•
General and administrative and commission: The expenses increase of $10,414 or 13.6% in 2011 compared to 2010 is primarily due to primarily due higher commissions consistent with gross dealer concessions and higher expenses due to legal settlements.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

Legacy Products

Segment results of operations

				Increase (decrease)		Increase (decrease)
	Year Ended December 31,			and % change		and % change
	2012	2011	2010	2012 - 2011		2011 - 2010
Revenue:
Net premiums and policy fees	$134,170	$136,516	$126,267	$(2,346)	(1.7)%	$10,249	8.1%
Interest and similar income, net	49,964	42,835	35,793	7,129	16.6%	7,042	19.7%
Derivative loss	(201)	(488)	(1,011)	287	58.8%	523	51.7%
Realized investment gains, net	1,099	1,024	1,940	75	7.3%	(916)	(47.2)%
Fee, commission and other revenue	7,594	8,215	16,507	(621)	(7.6)%	(8,292)	(50.2)%
Total revenue	192,626	188,102	179,496	4,524	2.4%	8,606	4.8%
Benefits and expenses:
Net benefits	140,829	114,422	113,772	26,407	23.1%	650	0.6%
General and administrative and commission	24,849	18,934	24,410	5,915	31.2%	(5,476)	(22.4)%
Change in deferred acquisition costs, net	13,441	16,825	19,799	(3,384)	(20.1)%	(2,974)	(15.0)%
Total benefits and expenses	179,119	150,181	157,981	28,938	19.3%	(7,800)	(4.9)%

Pretax income	$13,507	$37,921	$21,515	$(24,414)	(64.4)%	$16,406	76.3%

Selected operating performance measures

				Increase (decrease)		Increase (decrease)
	Year Ended December 31,			and % change		and % change
	2012	2011	2010	2012 - 2011		2011 - 2010
Legacy Products
Gross Premiums Written	$257,175	$268,763	$282,467	$(11,588)	(4.3)%	$(13,704)	(4.9)%
Inforce	4,865,241	5,228,581	5,788,727	(363,340)	(6.9)%	(560,146)	(9.7)%

Gross premiums written and in-force amounts in the table above are for direct and assumed business. Gross premiums written reflect premiums collected on renewal business. There are no new premiums as these are closed blocks of business. Legacy Products in-force amounts represent life insurance in-force within our special markets products. The decrease in gross premiums written and in-force over the last two years is due to these being closed blocks of business.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Overview

Our Legacy Products segment pretax income is a decrease of $24,415 or 64.4% to $13,507 for 2012 compared to $37,921 for the prior year. For long-term care, pretax income decreased primarily due to an increase in claim reserves and a reduction in terminations. For Special Markets, pretax income decreased primarily due to an unfavorable change in reserves and expenses.

Revenue

•
Net premiums and policy fees: The premiums and policy fees is a decrease of $2,346 or 1.7% in 2012 as compared to 2011. Long-term care reflects lower premiums, as expected for this closed block of business.

•
Interest and similar income, net: Interest and similar income is an increase of $7,129 or 16.6% in 2012 compared to 2011. Long-term care reflects higher investment income due to growth in reserves driven by an aging block of business.

•
Fee, commission and other revenue: The revenue is a decrease of $621 or 7.6% in 2012 compared to 2011. Special Markets reflects lower other revenue due to lower scheduled amortization of deferred gains on old blocks of business.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

Benefits and Expenses

•
Net benefits: The benefits are an increase of $26,407 or 23.1% in 2012 compared to 2011. Long-term care reflects an unfavorable change is reserves, higher incurred claims and incurred but not yet reported claims (IBNR) driven by the maturing of in-force policies. Special Markets reflects increases in IBNR reserves for unclaimed property, partially offset by a favorable 2012 change in fair value reserves compared to the 2011 unfavorable change in fair value reserves driven by market movement.

•
General and administrative and commission: The expenses are an increase of $5,915 or 31.2% in 2012 compared to 2011. Long-term care reflects a decrease in expenses due to premium tax true-ups, partially offset by a lower ceding allowance. Special Markets reflect higher expenses primarily due to a receivable write-off.

•
Change in deferred acquisition costs, net: The change in deferred acquisition costs are a decrease of $3,384 or 20.1% in 2012 compared to 2011. Long-term care reflects lower scheduled amortization driven by policyholder activity and premium levels.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Overview

Our Legacy Products segment pretax income is an increase of $16,406 or 76.3% to $37,921 for 2011 compared to $21,515 for 2010. For long-term care, pretax income increased primarily due to lower commission expense net of ceding allowance, higher investment income, and a rate increase. The increase was partially offset by an unfavorable change in reserves from an aging block of business and the overall decline of in-force policies. For Special Markets, pretax income increased primarily due to a favorable change in reserves, partially offset by lower scheduled amortization of deferred gains on old blocks of business.

Revenue

•
Net premiums and policy fees: The premiums and policy fees are an increase of $10,249 or 8.1% in 2011 as compared to 2010. Long-term care reflects higher premiums as a result of rate increases, partially offset by declining premiums due to discontinuation of sales in 2010. Special Markets reflect a favorable impact due to a line item reclassification to net benefits in 2010.

•
Interest and similar income, net: Interest and similar income is an increase of $7,042 or 19.7% in 2011 compared to 2010. Long-term care reflects higher investment income due to growth in reserves driven by an aging block of business.

•
Fee, commission and other revenue: The revenue is a decrease of $8,292 or 50.2% in 2011 compared to 2010. Special Markets reflects lower other revenue due to lower scheduled amortization of deferred gains on old blocks of business and also from the recognition of gains of $3.2 million related to the sale of a block of business in 2010.

Benefits and Expenses

•
Net benefits: The benefits are an increase of $650 or 0.6% in 2011 compared to 2010. Long-term care reflects an unfavorable change in policy reserves and higher incurred claims driven by the maturing of in-force policies. Special Markets reflects favorable reserve impacts, partially offset by an unfavorable impact due to a reclassification in 2010 with net premiums, and unfavorable 2011 change in fair value reserves compared to the 2010 favorable change driven by market movement.

•
General and administrative and commission: The expenses are a decrease of $5,476 or 22.4% in 2011 compared to 2010. Long-term care reflects a decrease in commissions consistent with lower gross written premiums due to run-off of the business and higher ceding allowances as a result of the premium rate increase, partially offset by higher expenses in preparation for conversion to a new third party administrator.

•
Change in deferred acquisition costs, net: The change in deferred acquisition costs are a decrease of $2,974 or 15.0% in 2011 compared to 2010. Long-term care reflects minimal change in scheduled amortization. Special Markets reflects lower amortization due to the run off of discontinued products.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

Financial Condition

Investment Strategy

Our investment strategy focuses on diversification by asset class. We seek to achieve economic diversification, while reducing overall credit and liquidity risks. We attempt to mitigate these credit and liquidity risks by adhering to investment policies that provide portfolio diversification on an asset class, creditor, and industry basis, and by complying with investment limitations governed by state insurance laws and regulations, as applicable. We also consider all relevant objective information available in estimating the cash flows related to structured securities. In addition, we seek to mitigate the impact of cash flow variability from embedded options in our variable annuities, through certain investment products such as interest rate swaps, option contracts and futures contracts. We actively monitor and manage exposures, and determine whether any securities are impaired. The aggregate credit risk taken in the investment portfolio is influenced by our risk/return preferences, the economic and credit environment, and the relationship of credit risk in the asset portfolio to liabilities. We also have an asset-liability management strategy to align cash flows and duration of the investment portfolio with contractholder liability cash flows and duration.

The following table presents the investment portfolio at December 31.

Portfolio Composition	2012		2011
	Carrying value	% of total	Carrying value	% of total

Fixed maturities	$ 68,656,278	90.7%	$ 65,429,722	90.3%
Mortgage loans on real estate	6,045,334	8.0%	5,926,441	8.2%
Derivatives	490,149	0.6%	567,539	0.8%
Acquired loans	216,062	0.3%	233,703	0.3%
Policy loans	163,768	0.2%	171,030	0.2%
Equity securities	28,795	0.0%	20,745	0.0%
Loans to affiliates	28,725	0.0%	56,018	0.1%
Other invested assets	23,262	0.0%	8,964	0.0%
Short term securities	5,502	0.0%	5,852	0.0%
Real estate	-	0.0%	20,823	0.0%
Total investments	$ 75,657,875	100.0%	$ 72,440,837	100.0%

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

Fixed Maturity Securities

At December 31, the amortized cost, gross unrealized gains, gross unrealized losses, and fair value of fixed-maturity securities (excluding trading securities) are shown in the following tables:

			Gross	Gross
	Amortized		unrealized	unrealized
2012	cost	% of Total	gains	losses	Fair Value	% of Total
Fixed maturity securities - available for sale
US government	$ 880,251	1.5%	$ 131,250	$ 2,054	$ 1,009,447	1.5%
Agencies not backed by the full faith and		0.0%			-	0.0%
credit of the U.S. government	744,623	1.2%	129,001	-	873,624	1.3%
States and political subdivisions	3,891,615	6.5%	587,357	5,339	4,473,633	6.5%
Foreign government	460,615	0.8%	63,379	-	523,994	0.8%
Public utilities	4,512,465	7.5%	882,652	738	5,394,379	7.9%
Corporate securities	35,834,283	59.6%	5,135,779	32,590	40,937,472	59.6%
Mortgage-backed securities	13,263,966	22.1%	1,629,977	246	14,893,697	21.7%
Collateralized mortgage obligations	15,225	0.0%	1,940	15	17,150	0.0%
Collateralized debt obligations (CDO's)	48,993	0.1%	5,867	94	54,766	0.1%
Total fixed maturity securites - available for sale	59,652,036		8,567,202	41,076	68,178,162

Fixed maturity securities - held to maturity
Corporate securities	138	0.0%	24		162	0.0%
Collateralized debt obligations (CDO's)	474,936	0.8%	11,617		486,553	0.7%
Total fixed maturity securities - held to maturity	475,074		11,641	-	486,715

Total fixed maturities	$ 60,127,110	100%	$ 8,578,843	$ 41,076	$ 68,664,877	100%

			Gross	Gross
	Amortized		unrealized	unrealized
2011	cost	% of Total	gains	losses	Fair Value	% of Total
Fixed maturity securities - available for sale
US government	$ 1,054,761	1.8%	$ 139,352	$ -	$ 1,194,113	1.8%
Agencies not backed by the full faith US govt	725,416	1.2%	108,413	-	833,829	1.3%
States and political subdivisions	3,044,039	5.1%	429,069	36	3,473,072	5.3%
Foreign government	434,950	0.7%	46,101	-	481,051	0.7%
Public utilities	4,597,886	7.7%	793,836	5,151	5,386,571	8.2%
Corporate securities	34,408,544	57.8%	3,343,543	287,801	37,464,286	57.2%
Mortgage-backed securities	14,636,723	24.6%	1,303,594	86	15,940,231	24.4%
Collateralized mortgage obligations	17,294	0.0%	2,498	-	19,792	0.0%
Collateralized debt Obligations (CDO's)	62,823	0.1%	4,158	23	66,958	0.1%
Securities held under forward commitments	28,975	0.0%	405	-	29,380	0.0%
Total fixed maturity securities - available for sale	59,011,411		6,170,969	293,097	64,889,283

Fixed maturity securities - held to maturity
Corporate securities	137	0.0%	25	-	162	0%
Collateralized debt obligations (CDO's)	534,294	0.9%	25,490	-	559,784	1%
Total fixed maturity securities - held to maturity	534,431		25,515	-	559,946

Total fixed maturities	$ 59,545,842	100%	$ 6,196,484	$ 293,097	$ 65,449,229	100%

As of December 31, 2012 and 2011, there are 111 and 247 available for sale investment holdings that were in an unrealized loss position for fixed maturity securities.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

As of December 31, 2012 and 2011, of the total amount of unrealized losses, $23,413 or 57.0% and $214,582 or 73.2%, respectively, are related to unrealized losses on investment grade securities. Investment grade is defined as a security having a credit rating of Aaa, Aa, A, or Baa from Moody’s or a rating of AAA, AA, A, or BBB from Standard and Poor’s (S&P), or a NAIC rating of 1 or 2 if a Moody’s or S&P rating is not available. Unrealized losses on securities are principally related to changes in interest rates or changes in sector spreads from the date of purchase. As contractual payments continue to be met, management continues to expect all contractual cash flows to be received. As mentioned in Note 2 of the Consolidated Financial Statements, the Company reviews these securities regularly to determine whether or not declines in fair value are other than temporary. Further, as the Company neither has an intention to sell nor does it expect to be required to sell the securities outlined above, the Company did not consider these investments to be other than temporarily impaired.

Unrealized investment losses of fixed-maturity securities, for investment grade (IG) and below investment grade (BIG) securities by duration are as follows at December 31:

	2012
	IG	% of IG and BIG	BIG	% of IG and BIG

Twelve months or less below amortized cost	$ 22,020	53.6%	$ 1,925	4.7%
More than twelve months below amortized cost	1,393	3.4%	15,738	38.3%
Total	$ 23,413	57.0%	$ 17,663	43.0%

	2011
	IG	% of IG and BIG	BIG	% of IG and BIG

Twelve months or less below amortized cost	$ 180,269	61.5%	$ 21,446	7.3%
More than twelve months below amortized cost	34,312	11.7%	57,070	19.5%
Total	$ 214,581	73.2%	$ 78,516	26.8%

Unrealized investment losses of fixed-maturity securities, for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive periods as indicated in the tables below, were as follows at December 31:

	Amortized Cost		Unrealized Capital Loss		Number of Securities
2012	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
Twelve months or less below amortized cost	$ 1,161,237	$ -	$ 23,946	$ -	96	-
More than twelve months below amortized cost	245,880	-	17,130	-	15	-
Total unrealized investment losses	$ 1,407,117	$ -	$ 41,076	$ -	111	-

	Amortized Cost		Unrealized Capital Loss		Number of Securities
2011	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
Twelve months or less below amortized cost	$ 4,387,542	$ 1,350	$ 201,574	$ 347	209	1
More than twelve months below amortized cost	361,991	197,612	27,100	64,076	27	10
Total unrealized investment losses	$ 4,749,533	$ 198,962	$ 228,674	$ 64,423	236	11

Other-than-temporary impairments, by market sector, for impairments included in the Consolidated Statements of Operations, were as follows at December 31:

	2012		2011		2010
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
Corporate securities	3,199	4	21,487	12	-	-
Mortgage-backed securities	1,201	1	-	-	-	-
Collateralized debt obligations	25,569	4	-	-	-	-
Total	$ 29,969	9	$ 21,487	12	$ -	-

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

The following table presents a rollforward of the Company’s cumulative credit impairments on fixed-maturity securities held on December 31:

	2012	2011

Balance as of January 1:	$ 60,620	$ 244,284
Additions for credit impairments recognized on:
Securities not previously impaired	28,768	20,596
Securities previously impaired	-	891
Reductions for credit impairments previously on:
Securities matured or sold	(29,260)	(205,151)
Balance as of December 31:	$ 60,128	$ 60,620

Total available for sale fixed-maturity securities by quality rating category were as follows at December 31, 2012 and 2011.

		2012
		Fair Value	% of Total	Amortized Cost	% of Total
AAA		$ 10,056,888	14.8%	$ 8,825,858	14.8%
AA		14,820,421	21.7%	13,091,541	21.9%
A		21,056,976	30.9%	17,989,457	30.2%
BBB		21,207,280	31.1%	18,754,450	31.4%
BB		897,088	1.3%	859,052	1.4%
B and below		139,509	0.2%	131,678	0.2%
	Total	$ 68,178,162	100.0%	$ 59,652,036	100.0%

		2011
		Fair Value	% of Total	Amortized Cost	% of Total
AAA		$ 9,861,060	15.2%	$ 8,928,447	15.1%
AA		14,342,618	22.1%	13,066,080	22.1%
A		20,700,226	31.9%	18,470,497	31.3%
BBB		18,786,429	29.0%	17,297,154	29.3%
BB		981,369	1.5%	1,002,904	1.7%
B and below		217,581	0.3%	246,329	0.4%
	Total	$ 64,889,283	100.0%	$ 59,011,411	100.0%

The amortized cost and fair value of available-for-sale and held to maturity fixed-maturity securities at December 31, 2012, by contractual maturity, are shown below:
	Amortized cost	Fair value
Available for sale
Due in one year or less	$ 754,856	$ 769,199
Due after one year through five years	8,132,840	9,066,556
Due after five years through ten years	18,968,206	21,407,896
Due after ten years	18,516,943	22,023,663
MBS and CMO	13,279,192	14,910,848
Total available for sale	$ 59,652,036	$ 68,178,162

	Amortized cost	Fair value
Held to maturity
Due after five years through ten years	$ 138	$ 162
Due after ten years	474,936	486,554
Total held to maturity	$ 475,074	$ 486,715

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

Expected maturities will differ from contractual maturities, because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Sub-prime and Alt-A Mortgage Exposure

We do not originate or purchase whole-loan mortgages. Sub-prime lending is the origination of loans to customers with weaker credit profiles. Due to the high quality of our mortgaged-backed securities, and the lack of sub-prime loans in the securities, we do not have a material exposure to sub-prime mortgages in those holdings. Our Sub-prime exposure is limited to a concentration within certain collateralized debt obligation (CDO) investments. Alt-A loans are defined as any security backed by residential mortgage collateral which is not clearly identifiable as prime or sub-prime; we do not have a material exposure to Alt-A mortgages.

Commercial Mortgage-backed and Other Asset-backed Securities

Commercial mortgage-backed securities (CMBS) represent pools of commercial mortgages that are broadly diversified across property types and geographical areas. The following table summarizes our exposure to CMBS holdings by credit quality and vintage year as of December 31:

2012
% of total CMBS			Vintage

AAA	$ 8,448,695	78.8%	2012	$ 131,607	1.2%
AA	1,329,676	12.4%	2011	591,713	5.5%
A	831,442	7.8%	2010	251,882	2.3%
BBB	117,158	1.1%	2009	72,539	0.7%
BB and below	-	0.0%	2008 and prior	9,679,230	90.2%
	$ 10,726,971	100.0%		$ 10,726,971	100.0%

2011
% of total CMBS			Vintage

AAA	$ 7,869,329	74.5%	2011	$ 579,838	5.5%
AA	610,122	5.8%	2010	275,566	2.6%
A	2,038,719	19.3%	2009	70,176	0.7%
BBB	42,440	0.4%	2008	315,407	3.0%
BB and below	-	0.0%	2007 and prior	9,319,623	88.2%
	$ 10,560,610	100.0%		$ 10,560,610	100.0%

Our Asset Backed Security (ABS) holdings consist primarily of CDOs. The CDO investment assets generally include credit asset-backed securities, mortgage-backed securities, default swaps/synthetic CDO, and asset-backed securities that meet specific criteria, such as credit quality, insurance requirements, or limits on the types of collateral underlying those investments.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

The following table summarizes our exposure to other ABS holdings by credit quality and vintage year as of December 31:

2012
% of total other ABS			Vintage

AAA	$ 725,715	46.7%	2012	$ 92,135	5.9%
AA	28,222	1.8%	2011	36,561	2.4%
A	91,205	5.9%	2010	28,979	1.9%
BBB	220,906	14.2%	2009	60,674	3.9%
BB and below	486,554	31.3%	2008 and prior	1,334,253	85.9%
	$ 1,552,602	100.0%		$ 1,552,602	100.0%

2011
% of total other ABS			Vintage

AAA	$ 759,821	47.4%	2011	$ 55,285	3.4%
AA	45,416	2.8%	2010	39,082	2.4%
A	81,651	5.1%	2009	48,644	3.0%
BBB	143,966	9.0%	2008	22,494	1.4%
BB and below	573,451	35.7%	2007 and prior	1,438,800	89.7%
	$ 1,604,305	100.0%	$ 1,604,305		100.0%

The following financial instruments are carried at fair value on a recurring basis in the Company’s Consolidated Financial Statements: available-for-sale and trading fixed-maturity securities, freestanding and embedded derivatives, equity securities, and separate accounts assets and liabilities. The Company has analyzed the valuation techniques and related inputs, evaluated its assets and liabilities reported at fair value, and determined an appropriate fair value hierarchy level based upon trading activity and the observability of market inputs. Based on the results of this evaluation and investment class analysis, each valuation was classified into Level 1, 2, 3. See Note 5 of the Notes to Consolidated Financial Statements in Item 8 for additional information.

2012	Total	Level 1	Level 2	Level 3
Assets accounted for at fair value
Fixed maturity - available for sale	$ 68,178,162	$ 1,009,447	$ 63,379,515	$ 3,789,200
Fixed maturity - trading	3,042	3,042	-	-
Derivative investments	490,149	2,596	479,669	7,884
Equity securities, trading	28,795	15,937	12,858	-
Separate account assets	25,670,675	25,670,675	-	-
Total assets accounted for at fair value	$ 94,370,823	$ 26,701,697	$ 63,872,042	$ 3,797,084

Liabilities accounted for at fair value
Derivative liabilities	$ 279,825	$ 5,167	$ 222,953	$ 51,705
Annuity and life embedded derivative liabilities	10,961,562	-	-	10,961,562
Separate account liabilities	$ 25,670,675	$ 25,670,675
Total liabilities accounted for at fair value	$ 36,912,062	$ 25,675,842	$ 222,953	$ 11,013,267

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

2011	Total	Level 1	Level 2	Level 3
Assets accounted for at fair value
Fixed maturity - available for sale	$ 64,889,283	$ 1,194,113	$ 60,944,601	$ 2,750,569
Fixed maturity - trading	6,008	6,008	-	-
Derivative investments	567,539	31,744	465,650	70,145
Equity securities, trading	20,745	14,774	5,971	-
Separate account assets	20,558,885	20,558,885	-	-
Total assets accounted for at fair value	$ 86,042,460	$ 21,805,524	$ 61,416,222	$ 2,820,714

Liabilities accounted for at fair value
Derivative liabilities	$ 268,223	$ 34,673	$ 226,491	$ 7,059
Annuity and life embedded derivative liabilities	10,612,779	-	-	10,612,779
Separate account liabilities	$ 20,558,885	$ 20,558,885
Total liabilities accounted for at fair value	$ 31,439,887	$ 20,593,558	$ 226,491	$ 10,619,838

Mortgage Loans on Real Estate

The Company’s investment in mortgage loans on real estate at December 31 is summarized as follows:

	2012	2011
Mortgage loans on real estate:
Commercial	$6,129,542	$6,000,342
Residential	1,042	1,117
Valuation allowances	(85,250)	(75,018)
Total mortgage loans on real estate	$6,045,334	$5,926,441

In 2012, the increase to the valuation allowance on mortgage loans is a result of the Company establishing a specific reserve on one mortgage loan in the amount of $40,250. We also re-evaluated the allowance related to the remainder of the mortgage loan portfolio during 2012, which resulted in a reduction of the provision of $30,018.

The Company analyzes loan impairment at least annually when assessing the adequacy of the allowance for uncollectible balances. The Company considers recent trends in the Company’s loan portfolio and information on current loans, such as loan-to-value ratios and debt service coverage, which could impact a loan’s credit quality. The Company also evaluates the mortgage loan reserve to ensure that the estimate is based on the most recent available industry default and loss studies and historical default rates for the Company as compared with default rates for the industry group. The Company does not accrue interest on defaulted loans.

Loan-to-value (LTV) and debt service coverage (DSC) ratios are common measurements used to assess the risk and quality of commercial mortgage loans. The LTV ratio, calculated at the time of origination, is the percentage of the loan amount relative to the value of the underlying property. The DSC ratio, based upon the most recently received financial statements from the debtor, is calculated as the amount of the property’s net income divided by the debt service payments.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

LTV and DSC ratios were as follows at December 31:

	2012	2011
Loan-to-Value Ratio:
Less than 50%	$ 1,937,330	$ 1,418,856
50% - 60%	1,922,367	1,791,960
60% - 70%	1,686,041	2,129,363
70% - 80%	583,804	660,163
Total Commercial Mortgage Loans	$ 6,129,542	$ 6,000,342

	2012	2011
Debt Service Coverage Ratio:
Greater than 1.4x	$ 4,156,144	$ 3,460,178
1.2x - 1.4x	776,303	1,068,089
1.0x - 1.2x	752,588	694,894
Less than 1.0x	444,507	777,181
Total Commercial Mortgage Loans	$ 6,129,542	$ 6,000,342

Commercial property collateralizing mortgage loans geographically dispersed throughout the United States are as follows at December 31:

		2012		2011
Commercial Mortgage Loans by ACLI Region		Gross Carry Value	% of Total	Gross Carry Value	% of Total
East North Central		$ 729,824	11.9%	$ 560,971	9.3%
Middle Atlantic		230,975	3.8%	219,019	3.7%
Mountain		504,604	8.2%	539,342	9.0%
New England		283,138	4.6%	116,750	1.9%
Pacific		2,378,957	38.8%	2,635,410	43.9%
South Atlantic		901,974	14.7%	888,252	14.8%
West North Central		308,331	5.0%	252,221	4.2%
West South Central		791,739	12.9%	788,377	13.1%
	Total	$ 6,129,542	100.0%	$ 6,000,342	100.0%

Commercial property collateralizing mortgage loans diversified by property type are as follows at December 31:

		2012		2011
Commercial Mortgage Loans by Property Type		Gross Carry Value	% of Total	Gross Carry Value	% of Total
Industrial		$ 2,083,980	34.0%	$ 2,114,927	35.2%
Retail		1,117,880	18.2%	787,375	13.1%
Office		1,237,914	20.2%	1,268,789	21.1%
Apartments		1,689,768	27.6%	1,829,251	30.5%
	Total	$ 6,129,542	100.0%	$ 6,000,342	100.0%

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

Liquidity and Capital Resources

Overview

Liquidity and Capital Resources represent our overall financial strength and ability to generate cash flows from the business. The liquidity requirements are generally met through funds provided by investment income, receipt of insurance premiums, management and expense (M&E) fees and benefit rider income, maturities and sales of investments, reinsurance recoveries, and capital contributions from Allianz SE.

In October 2012, we became a member of the Federal Home Loan Bank of Des Moines (“FHLB”), which provides access to collateralized borrowings. The borrowings are collateralized with agency residential mortgage backed securities and commercial mortgage backed securities from the Company’s investment portfolio. At December 31, 2012, we had no borrowings from the FHLB outstanding.

Reinsurance may play a key role in funding our continued growth, and is utilized for any new line of business for which there is significant uncertainty related to future claims experience. Moreover, we are generally risk adverse for our smaller lines of business, and predictability of future profitability takes precedence over retaining a large percentage of risk.

We do not utilize the capital markets as a source of capital. Should the need for capital arise, we may utilize our ultimate parent, Allianz SE, as an alternative source of funding. The primary uses of funds are policy benefits, commissions, other product-related acquisition and sales inducement costs, investment purchases, operating expenses, and dividends to AZOA. We routinely review our source and use of funds in order to meet our ongoing obligations.

Cash Flows

The following table sets forth information from our Consolidated Statements of Cash Flows for the years ended December 31:

	Year Ended December 31,
Consolidated Cash Flows	2012	2011	2010
Net cash provided by operating activities	$ 2,705,705	$ 1,411,898	$ 8,149,399
Net cash used in investing activities	(1,176,419)	(2,360,470)	(9,643,656)
Net cash (used in) provided by financing activities	(2,613,197)	1,533,090	2,582,909

Net change in cash and cash equivalents	$ (1,083,911)	584,518	1,088,652

For the year ended December 31, 2012, cash and cash equivalents decreased $1,083,911 as compared to 2011 and increased $584,518 for the year ended December 31, 2011, compared to 2010. The Company has the funds necessary to meet the capital requirements of all states in which the Company does business, and to support the Company’s operations. Future sources of liquidity are expected to be provided by both investment assets and income from investment assets, and from the Company’s parent, AZOA.

The increase in net cash provided by operating activities in 2012 as compared to 2011 is a result of timing of settlement of certain operating payable balances. The decrease in net cash provided by operating activities in 2011 as compared to 2010 is driven by the high amount of sales of trading securities in 2010 as a result of liquidating the trading portfolio.

In 2012, the decrease in cash flows used in investing activities was primarily related to net change in securities lending. In 2011, the decrease in cash flows used in investing activities was driven primarily by decreased purchases and partially offset by fewer sales and redemptions of available-for-sale fixed maturity securities compared to 2010.

The decrease in cash flows from financing activities was driven by lower deposits, and increased withdrawals and the dividend payments of $150,000 to our parent company in 2012, compared to 2011. A cash dividend payment of $150,000 was made to our parent in 2012 compared to a $50,000 dividend, in the form of debt forgiveness in 2011. In 2011, the decrease in cash provided by financing activities, compared to 2010, was primarily due to lower deposits and an increase in policyholder withdrawals.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

Securities Lending

We account for our securities lending transactions as secured borrowings, in which the collateral received and the related obligation to return the collateral are recorded on the Consolidated Balance Sheets as cash and cash equivalents, and other liabilities, respectively. Securities on loan remain on the Consolidated Balance Sheets, and interest and dividend income earned on loaned securities is recognized in interest and similar income, net on the Consolidated Statements of Operations.

We also participate in restricted securities lending arrangements whereby specific securities are loaned to other institutions. The collateral is defined by the agreement to be cash and cash equivalents. We began participating in unrestricted arrangements whereby we may use collateral for general purposes. For securities lending agreements, our policies require a minimum of 102% of fair value of securities loaned under securities lending agreements to be maintained as collateral. We had securities on loan of $821,782 and $1,506,042, in fixed maturities, at fair value on the Consolidated Balance Sheets, and held collateral in the amounts of $854,424 and $1,543,194, in cash and cash equivalents on the Consolidated Balance Sheets as of December 31, 2012 and 2011, respectively.

Risk-Based Capital

An insurance enterprise’s state of domicile imposes minimum risk based capital requirements that were developed by the National Association of Insurance Commissioners (NAIC). The formulas for determining the amount of risk based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of an enterprise’s regulatory total adjusted capital to its authorized control level risk based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. This ratio for the Company significantly exceeds required minimum thresholds as of December 31, 2012 and 2011.

Capital Contributions and Dividends

We paid cash dividends of $150,000 to our parent, AZOA, during the year ended December 31, 2012 compared to dividends of $50,000 paid inform of debt forgiveness in the prior year.

Statutory accounting practices prescribed or permitted by our state of domicile are directed toward insurer solvency and protection of policyholders. Accordingly, certain items recorded in financial statements prepared under GAAP are excluded or vary in calculation in determining statutory policyholders’ surplus and gain from operations. Currently, these items include, among others, DAC, furniture and fixtures, deferred taxes, accident and health premiums receivable which are more than 90 days past due, reinsurance, certain investments, and undeclared dividends to policyholders. Additionally, future policy benefit reserves and policy and contract account balances calculated for statutory reporting do not include provisions for withdrawals.

Our statutory capital and surplus reported in the statutory annual statement filed with the State of Minnesota as of December 31, 2012 and 2011, was $5,332,410 and $4,993,128, respectively.

We are also required to meet minimum statutory capital and surplus requirements. Our statutory capital and surplus as of December 31, 2012 and 2011, was in compliance with these requirements. The maximum amount of dividends that can be paid by Minnesota insurance companies to stockholders without prior approval of the Commissioner of Commerce is subject to restrictions relating to statutory earned surplus, also known as unassigned funds. Unassigned funds are determined in accordance with the accounting procedures and practices governing preparation of the statutory annual statement. In accordance with Minnesota Statutes, the Company may declare and pay from its surplus cash dividends of no more than the greater of 10% of its beginning-of-the-year statutory surplus, or the net gain from operations of the insurer, not including realized gains, for the 12-month period ending the 31st day of the next preceding year. Ordinary dividends of $539,518 can be paid in 2013 without prior approval of the Commissioner of Commerce.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

Commitments

The following table summarizes certain contractual obligations and the Company’s commitments by period as of December 31, 2012:

		In 1 year	after 1 year	After 3 years	After
	Total	or less	up to 3 years	up to 5 years	5 Years
Payments due
Policyholder liabilities	$ 86,638,164	$ 5,260,977	$ 11,826,308	$ 12,239,587	$ 57,311,292
Mortgage notes payable	105,858	6,649	14,449	16,132	68,628
Operating leases	3,117	1,664	1,210	183	60
Total payments due	$ 86,747,139	$ 5,269,290	$ 11,841,967	$ 12,255,902	$ 57,379,980

Policyholder liabilities include estimated claim and benefit, policy surrender and commission obligations offset by expected future deposits and premiums on in-force insurance policies and investment contracts in the Individual Annuity and Life segments. We have excluded the separate account liabilities as these obligations are legally insulated from general account obligations and will be fully funded by cash flows from separate account assets. The obligations have not been discounted at present value. Estimated claim and benefit obligations are based upon mortality, morbidity and lapse assumptions comparable to historical experience. The results are based on assuming market growth and interest crediting consistent with other valuation assumptions. In contrast to this table, the majority of the Company’s obligations are recorded on the balance sheet at current account values or other GAAP prescribed measurements that are not directly related to liability cash flows. These obligations do not incorporate an expectation on future market growth, interest crediting, or future deposits. Therefore, due to the significance of the assumptions used, the amounts presented could materially differ from actual results.

Mortgage notes payable includes contractual principal and interest payments and therefore exceeds the amount shown in the Consolidated Balance Sheet. See Note 11 of the Notes to Consolidated Financial Statements in Item 8 for additional information.

Operating leases include non-cancelable obligations on certain office space and equipment.

Contingencies

We are named as defendants in various pending or threatened legal proceedings, including four putative and certified class action proceedings, arising from the conduct of our business. Two of the class action lawsuits have been certified as class actions, and have been consolidated. One of the other putative class action lawsuits is pending in the United States District Court, Eastern District of Arkansas and has been stayed. The other putative class action lawsuit is pending in the United States District Court for the District of Minnesota. We intend to vigorously contest the lawsuits, but may pursue settlement negotiations in some cases, if appropriate. The outcome of these cases is uncertain at this time, and there can be no assurance that such litigation, or any future litigation, will not have a material adverse effect on the Company and/or its subsidiaries. In 2007 and in 2011, we settled two class action lawsuits. With respect to those settlements, uncertainty remains regarding our ultimate obligations due to the fact that it will depend upon future policy owner behavior and elections. We recognize legal costs as incurred.

We are also contingently liable for possible future assessments under regulatory requirements pertaining to insolvencies and impairments of unaffiliated insurance companies. Provision has been made for assessments currently received and assessments anticipated for known insolvencies.

The financial services industry, including mutual funds, variable and fixed annuities, life insurance, distribution companies, and broker-dealers, has been the subject of close scrutiny by regulators, legislators, and the media over the past few years.

Federal and state regulators, such as state insurance departments, state securities departments, the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning various selling practices, including suitability reviews, product exchanges, sales to seniors, and compliance with, among other things, insurance laws and securities laws. State regulators have also been investigating various practices relating to unclaimed property. In certain instances, these investigations have led to regulatory enforcement proceedings. We are subject to ongoing market conduct examinations and investigations by regulators which may have a material adverse effect on the Company.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

Off-Balance Sheet Arrangements

We do not have any off-balance sheet transactions, arrangements or other relationships that we believe would be reasonably likely to have a material effect on our liquidity or the requirements for capital resources.

We utilize exchange-traded futures to economically hedge certain product liabilities. Under this kind of transaction, we agree to purchase a specified number of contracts and settle the variation margin with the counterparty on a daily basis in an amount equal to the change in the market value of the underlying contracts from the close of the previous trading day. The parties with whom we enter into the exchange-traded futures contracts are regulated futures commission’s merchants who are members of a trading exchange.

We are exposed to credit-related losses in the event of non-performance by counterparties under the terms of the futures contracts. We minimize counterparty credit risk by establishing relationships only with counterparties rated A- and higher. Given the credit ratings of the counterparties with which we transact, we do not expect any counterparties to fail to meet their obligations. We also have executed Credit Support Annex (CSA) agreements with all active counterparties and require a CSA from all new counterparties added to our counterparty pool. The CSA agreements further limit our counterparty credit risk by requiring the counterparty to post collateral to a segregated custodial account based on the net exposure to the Company.

As our futures transactions are executed through a regulated exchange, positions are marked-to-market and settled on a daily basis, and collateral is posted prior to execution of a transaction, we have minimal exposure to credit-related losses in the event of non-performance.

We are also required to post collateral for any futures and options contracts that are executed. The amount of collateral required is determined by the exchange on which the contract is traded. For 2012 and 2011, we posted U.S. Government Securities to satisfy this collateral requirement.

Forward-looking Statements

This report reviews the Company’s financial condition and results of operations. Where appropriate, factors that may affect future financial performance are also identified and discussed. Certain statements made in this report include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include any statement that may predict, forecast, indicate or imply future results, performance or achievements instead of historical facts, and may contain words like “believe,” “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “plan,” “will,” “shall,” “may,” and other words, phrases or expressions with similar meaning. Forward-looking statements are subject to risks and uncertainties. Readers are cautioned not to place undue reliance on forward-looking statements as a prediction of actual results. We undertake no obligation to update publicly or revise any forward-looking statements.

Item 11(j).

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of the loss of fair value resulting from adverse changes in market rates and prices, such as interest rates and equity prices. Market risk is directly influenced by the volatility and liquidity in the markets in which the related underlying financial instruments are traded. The following is a discussion of our market risk exposures and our risk management practices.

Interest Rate Risk

Interest rate risk is the risk that interest rates will change and cause a decrease in the value of an insurer’s assets relative to the value of its liabilities and/or an unfavorable change in prepayment activity resulting in compressed interest margins.

We have an asset-liability matching strategy to align the cash flows and duration of the investment portfolio with those of the policyholder liabilities. We limit interest rate risk on variable annuity guarantees through economic interest rate hedges.

Equity Market Risk

Equity market risk is the risk that movements in equity prices will result in losses to assets held by us or that product features tied to equity markets will increase in value by more than held assets. The policy value of fixed-indexed annuity and fixed indexed universal life products increases based on the growth of market indexes. We economically hedge this exposure with a combination of OTC and exchange-traded derivatives.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

In addition, equity risk is present in variable annuity products with guarantees which provide a guaranteed level of payments irrespective of market movements. We have adopted an economic hedging program using derivative instruments to manage the equity market risk to provide for excess guarantee payments in those situations when the separate account assets are not sufficient to provide for them.

Basis risk is the risk that variable annuity economic hedge asset value changes unexpectedly relative to the value of the underlying separate account funds of the variable annuity contracts. We mitigate this risk through regular review and synchronization of fund mappings, product design features, and economic hedge design.

Sensitivity Analyis

To assess the impact of changes in interest rate and equity markets, we perform sensitivity tests. Sensitivity tests measure the instantaeous impact of a single hypothetical interest rate or equity price change on our pre-tax income, or fair value of an asset or liability, while holding all other rates or prices constant. To assess interest rate risk we perform a sensitivity test which instantaneously shocks interest rates across all maturities by a hypothetical 50 basis points. To assess equity risk, we perform a sensitivity test which instantaneously decreases all equity prices by a hypothetical 15%.

Interest Rate Risk

One means of assessing exposure to interest rate changes is to measure the potential change in fair value of an asset due to a hypothetical change in interest rates of 50 basis points across all maturities. We noted that under this model, with all other factors remaining constant, a 50 bps increase in interest rates would result in the decrease in the fair value of our fixed income securities of $2,312,556 based on our securities positions as of December 31, 2012.

We also examined the impact on pre-tax income due to hypothetical decrease in interest rates of 50 bps across all maturities. Note that all impacts referenced below reflect reserve changes net of economic hedge impact and DAC changes unless otherwise noted. Under this model, with all other factors being constant, we estimated that such a decline would cause our pre-tax income to decrease by $101,570 as of December 31, 2012.

Equity Market Risk

One means of assessing exposure to changes in equity market prices is to estimate the potential changes in pre-tax income from a hypothetical decline in equity market prices of 15%. Under this model, with all other factors constant, we estimated that such a decline in equity market prices would cause our pre-tax income to increase by $36,754 based on our equity exposure as of December 31, 2012.

Adoption of New Financial Accounting Standards

See Note 2 – “Summary of Significant Accounting Policies” of the Company’s Consolidated Financial Statements in Item 8 – Financial Statements of this prospectus for information related to recent accounting pronouncements.

16.	FINANCIAL STATEMENTS

The financial statements of Allianz Life Variable Account B as of and for the year or period ended December 31, 2012 (including the statements of changes in net assets for each of the years or periods in the two year period then ended and the financial highlights for each of the periods presented) is included in Part C of the Registration Statement filed with the SEC on Form N-4 in reliance upon the report of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements and supplemental schedules of Allianz Life Insurance Company of North America for each of the years in the three-year period ended December 31, 2012, are included in Appendix C, in reliance upon the report of KPMG LLP [to be provided by pre-effective amendment], independent registered public accounting firm, and upon the authority of said experts in accounting and auditing. The principal business address of KPMG LLP is 4200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, MN.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

17.	PRIVACY AND SECURITY STATEMENT

2013
Your privacy is a high priority for Allianz Life Insurance Company of North America (Allianz). Our pledge to protect your privacy is reflected in our Privacy and Security Statement. This statement outlines our principles for collecting, using and protecting information that we maintain about you.

This statement applies to all of the companies within the Allianz family of companies that issue insurance policies. The law allows us to share your information among our insurance companies. The law does not allow you to prevent these disclosures. A list of our companies can be found at the end of this notice.

Information about you that Allianz collects

Allianz collects information about you so that we can provide you with the products and services you have requested, maintain your account, improve our services, and inform you of additional products or services that may be of interest to you. We limit the amount of your information collected to what we feel is needed for these purposes. We may collect your information from the following sources:

•
From you, either directly or through your agent. This includes information on your insurance application or other information provided during the application process or while you hold a policy with us.

•	From others, through the process of handling a claim. This may include information from medical or accident reports.

•	From your doctor or health provider. This is medical information about you, gathered with your written authorization.

•	From a consumer reporting agency such as a medical, credit, or motor vehicle report.

•
From sources using the information you provide, in order to obtain updated or additional information. An example is the U.S. Postal Service, in order to validate your current mailing address so that we may maintain records to correspond with you.

Information about you that Allianz shares

Allianz does not share information about current or former customers with anyone, except as allowed by law. “Allowed by law” means that we may share your information as follows:

•
With affiliates and service providers in order to administer or service your policy, and with research groups to conduct various studies. However, no individual is identified in any study or summary report. These companies sign a Privacy and Security Agreement with Allianz, requiring them to protect your information.

•
With consumer reporting agencies to obtain a medical report, credit report, or motor vehicle report. These reports are used to determine eligibility for coverage or to process your requested transactions.

•	With your insurance agent and their affiliates so that they can perform services for you.

•	With medical professionals in order to process your claim.

•	With a state Department of Insurance in order to examine our records or business practices.

•	With a state or federal law enforcement agency, as required by law or to report suspected fraud activities.

Allianz does not sell your information to anyone

We do not share your information with anyone for their own marketing purposes. For this reason, we are not required to obtain an “opt-in election,” an “opt-out election” or an authorization from you. We also do not share your information with any of our affiliated companies except to administer or service your policy.

Allianz policies and practices regarding security of your information

Allianz uses computer hardware and software tools to maintain physical and electronic safeguards. These safeguards comply with applicable federal and state regulations. We use state-of-the-art technology to secure our websites and protect the information that may be shared over these sites.

If you visit one of our websites, we may use “cookies” (small text files sent from our site to your hard drive). These cookies help us to recognize repeat visitors and allow easy access to and use of the site. We do not use cookies to gather your information. The cookies only enable you to use our website more easily. Refer to the Privacy link at the bottom of our website for more information on browsing privacy practices.

Your ability to access and correct your information

You have the right to access and obtain a copy of your information. This does not include the right to access and copy your information related to a claim or civil or criminal proceeding. If you wish to review your information, please write us at the address below. Provide your full name, address and policy number(s). For your protection, please have your request notarized. This will ensure the identity of the person requesting your information. Alternately, you may also make your request through our secure website.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

Within 30 working days of our receipt of your request, your information will be available. You may see the information in person or we will send you a copy. If medical information is contained in your file, we may request that you name a medical professional to whom we will send your information.

If you believe any of your information is incorrect, notify us in writing at the address below, or through our secure website. Within 30 working days, we will let you know if our review has resulted in a correction of your information. If we do not agree there is an error, you may file a statement disputing our finding. We will attach the statement to your file. We will send any corrections we make, or your statement, to anyone we shared your information with over the past two years, and to anyone who may receive your information from us in the future. We do not control the information about you that is obtained from a consumer reporting agency or a Department of Motor Vehicles. At your request, we will provide you with the names and addresses of these agencies so that you can contact them directly.

Montana residents: You may write to us and also ask for a record of any disclosure of your medical information made within the last three years.

Notification of change

Your trust is one of our most important assets. If we revise our privacy practices in the future, we will notify you prior to introducing any changes. This Privacy and Security Statement is also displayed on our website.

For more information or if you have questions

If you have any questions or concerns about our privacy policies or procedures, please call the Corporate Compliance Privacy Office at 800.950.5872, write us at the following address or contact us via the website.

Allianz Life Insurance Company of North America 5701 Golden Hills Drive Minneapolis, MN 55416-1297 800.950.5872 www.allianzlife.com
Allianz family of companies:
•Allianz Life Insurance Company of North America
•Allianz Life Insurance Company of New York
•Allianz Investment Management LLC
•Allianz Life Financial Services, LLC
•Questar Asset Management, Inc.
•Questar Capital Corporation

M40018 (R-12/2012)

18.	TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION (SAI)

Legal Opinions………………………………………………………..	2	Income Tax Withholding…………………….………..	9
Distributor……………………………………………………………..	2	Multiple Contracts…………………………………….	9
Federal Tax Status…………………………………………………...	3	Partial 1035 Exchanges………………………………	9
Annuity Contracts in General……………………………………	3	Assignments, Pledges and Gratuitous Transfers….	9
Taxation of Annuities in General………………………………..	3	Death Benefits…………………………………………	9
Qualified Contracts……………………………………………….	3	Federal Estate Taxes…………………………………	10
Purchasing a Qualified Contract………………………………..	5	Generation-Skipping Transfer Tax………………….	10
Distributions Qualified Contracts………………………………..	6	Foreign Tax Credits…………………………………..	10
Distributions Non-Qualified Contracts………………………….	7	Possible Tax Law Changes………………………….	10
Required Distributions……………………………………………	7	Annuity Payments………………………………………..	11
Withholding………………………………………………………..	8	Annuity Payment Options……………………………	11
Diversification……………………………………………………..	8	Appendix – Death of the Owner and/or Annuitant…	12
Owner Control…………………………………………………….	8
Contracts Owned by Non-Individuals…………………………..	8
Annuity Purchases by Nonresident Aliens and Foreign
Corporations…………………………………………………...	8

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

APPENDIX A – AVAILABLE INDICES

STANDARD & POOR’S 500® INDEX

The S&P 500® Index is considered by many to be the most common benchmark used in measuring the performance of U.S. stock market large caps, which are companies with a market capitalization value of more than $10 billion. The S&P 500 represents a broad cross-section of common stocks traded on every major U.S. stock exchange. The Index is a selection of 500 leading companies from 100 distinct industry groups found in 10 leading American industrial market sectors. Visit www.spglobal.com for more information.

S&P® is a registered trademark of Standard & Poor’s Financial Services LLC (S&P). This trademark has been licensed for use by S&P Dow Jones Indices LLC. S&P marks are trademarks of S&P. This trademark has been sublicensed for certain purposes by Allianz Life Insurance Company of North America (Allianz Life). The S&P 500 Index is a product of S&P Dow Jones Indices LLC and/or its affiliates and has been licensed for use by Allianz Life.

Allianz products are not sponsored, endorsed, sold, or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P, or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices make no representation or warranty, express or implied, to the owners of the Allianz Life products or any member of the public regarding the advisability of investments generally or in Allianz Life products particularly or the ability of the S&P 500 Index to track general market performance. S&P Dow Jones Indices’ only relationship to Allianz Life with respect to the S&P 500 Index is the licensing of the S&P 500 Index and certain trademarks, service marks, and/or trade names of S&P Dow Jones Indices and/or its third-party licensors. The S&P 500 Index is determined, composed, and calculated by S&P Dow Jones Indices without regard to Allianz Life or the products. S&P Dow Jones Indices have no obligation to take the needs of Allianz Life or the owners of the products into consideration in determining, composing, or calculating the S&P 500 Index. S&P Dow Jones Indices are not responsible for and have not participated in the design, development, pricing, and operation of the products, including the calculation of any interest payments or any other values credited to the products. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing, or trading of products. There is no assurance that investment products based on the S&P 500 Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC and its subsidiaries are not investment advisors. Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to products currently being issued by Allianz Life, but which may be similar to and competitive with Allianz Life products. In addition, CME Group Inc., an indirect minority owner of S&P Dow Jones Indices LLC, and its affiliates may trade financial products which are linked to the performance of the Index and Average. It is possible that this trading activity will affect the value of the products.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS, AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY ALLIANZ LIFE, OWNERS OF THE PRODUCTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME, OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD-PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND ALLIANZ LIFE OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

RUSSELL 2000® INDEX

The Russell 2000 measures the performance of the 2,000 smallest companies in the Russell 3000 Index, which is made up of 3,000 of the biggest U.S. stocks. The Russell 2000 is constructed to provide a comprehensive and unbiased small-cap barometer and is completely reconstituted annually to ensure larger stocks do not affect the performance and characteristics of the true small-cap index. Visit www.russell.com/indexes/default.asp for more information.

The Russell 2000 is a trademark of Russell Investments and has been licensed for use by Allianz Life. The Contract is not sponsored, endorsed, sold or promoted by Russell Investments and Russell Investments makes no representation regarding the advisability of investing in the Contract.

NASDAQ-100® INDEX

Launched in January 1985, the Nasdaq-100 Index® includes 100 of the Nasdaq Stock Market’s most actively traded issues, representing a cross-section of major industry groups. Its 100 companies are selected from the largest domestic and international nonfinancial companies listed on the Nasdaq Stock Market. Company size is based on market capitalization. Visit www.nasdaq.com for more information.

The Nasdaq-100 Index® includes 100 of the largest domestic and international non-financial securities listed on The Nasdaq Stock Market, based on capitalization. The Nasdaq-100®, Nasdaq-100 Index®, Nasdaq®, and OMX® are registered trade marks of NASDAQ OMX Group, Inc. (which with its affiliates are the Corporations) and are licensed for use by Allianz Life. The Contract has not been passed on by the Corporations as to their legality or suitability. The Contract is not issued, endorsed, sold, or promoted by the Corporations. THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE CONTRACT.

APPENDIX B – DAILY ADJUSTMENT

We designed the Daily Adjustment to provide an Index Option Value on days other than the Index Effective Date or an Index Anniversary that reflects the change in market value of your allocation to each Index Performance Strategy Index Option. You should note that even if your selected Index(s) experience positive growth, their Daily Adjustments may be negative because of other market conditions, such as the expected volatility of Index prices and interest rates. The formula for this calculation is as follows:

Daily Adjustment = (current Proxy Value – beginning Proxy Value) x Index Option Base

The current Proxy Value is the Proxy Value calculated on the same day as the Daily Adjustment. The beginning Proxy Value is the Proxy Value calculated on the first day of the current Index Year.

The Proxy Value tracks three hypothetical derivative investments (call and put options) that we designed to mimic the market value of your allocation to an Index Performance Strategy Index Option. We calculate a Proxy Value for each of your selected Index Performance Strategy Index Options.

The Proxy Value has three components:

•	an at-the-money call;

•	an out-of-the-money call; and

•	an out-of-the-money put.

An Index Option’s Proxy Value = (at-the-money call) – (out-of-the-money call) – (out-of-the-money put)

We designed the two call options to value the potential for Index gains up to the Cap. We designed the put option to value the potential for Index losses below the Buffer. It is important to note that the put option will almost always reduce the Daily Adjustment, even when the current Index value is higher than it was at the beginning of the Index Year. This is because the risk that the Index could be lower on the next Index Anniversary is present to some extent whether or not the Index value is lower than it was at the beginning of the Index Year.

On the Index Anniversary, the current Proxy Value for an Index Option is equal to its Performance Credit as discussed in section 7, Index Options – Determining the Index Option Value under the Index Performance Strategy.

You can find a more detailed explanation of the calculation of the Proxy Value, including examples, at Exhibit 99(b) of the Form S-1 Registration Statement filed with the SEC, of which this prospectus is a part. This Exhibit is incorporated by reference into this prospectus. You can obtain a copy of this Exhibit by calling (800) 624-0197.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

APPENDIX C – FINANCIAL STATEMENTS

The consolidated financial statements and supplemental schedules of Allianz Life Insurance Company of North America and subsidiaries for each of the years in the three-year period ended December 31, 2012, are included in this Appendix in reliance upon the report of KPMG LLP [to be provided by pre-effective amendment], independent registered public accounting firm, and upon the authority of said experts in accounting and auditing. The principal business address of KPMG LLP is 4200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, MN.

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2012 and 2011
(In thousands, except share data)
Assets	2012	2011
Investments:
Fixed-maturity securities:
Available-for-sale, at fair value (amortized cost of
$59,652,036 and $59,011,411, respectively)	$68,178,162	64,889,283
Trading, at fair value (amortized cost of
$2,950 and $5,795, respectively)	3,042	6,008
Held to maturity, at amortized cost (fair value of
$486,715 and $559,946, respectively)	475,074	534,431
Mortgage loans on real estate (net of valuation allowances
of $85,250 and $75,018, respectively)	6,045,334	5,926,441
Short-term securities	5,502	5,852
Derivatives	490,149	567,539
Real estate (net of accumulated depreciation of $0
and $8,747, respectively)	—	20,823
Loans to affiliates	28,725	56,018
Policy loans	163,768	171,030
Acquired loans	216,062	233,703
Equity securities, at fair value:
Trading (cost of $25,284 and $22,255, respectively)	28,795	20,745
Other invested assets	23,262	8,964
Total investments	75,657,875	72,440,837
Cash and cash equivalents	2,080,173	3,164,084
Accrued investment income	768,277	753,099
Receivables (net of allowance for uncollectible accounts
of $6,938 and $8,897, respectively)	158,588	70,209
Reinsurance recoverables and receivables	4,079,593	4,054,150
Deferred acquisition costs	2,393,458	4,777,224
Other assets	1,651,474	1,987,054
Assets, exclusive of separate account assets	86,789,438	87,246,657
Separate account assets	25,670,675	20,558,885
Total assets	$112,460,113	107,805,542

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2012 and 2011
(In thousands, except share data)

Liabilities and Stockholder’s Equity	2012	2011
Policyholder liabilities:
Account balances and future policy benefit reserves	$75,000,691	74,916,994
Policy and contract claims	358,732	294,009
Unearned premiums	88,883	86,027
Other policyholder funds	186,607	192,020
Total policyholder liabilities	75,634,913	75,489,050
Derivative liability	279,825	268,223
Mortgage notes payable	105,858	112,151
Other liabilities	2,333,383	3,095,306
Liabilities, exclusive of separate account liabilities	78,353,979	78,964,730
Separate account liabilities	25,670,675	20,558,885
Total liabilities	104,024,654	99,523,615
Stockholder’s equity:
Class A, Series A preferred stock, $1 par value. Authorized, issued, and outstanding, 8,909,195 shares; liquidation
preference of $150,082 and $208,716 at December 31, 2012
and 2011, respectively	8,909	8,909
Class A, Series B preferred stock, $1 par value. Authorized,
10,000,000 shares; issued and outstanding, 9,994,289 shares;
liquidation preference of $149,509 and $216,367
at December 31, 2012 and 2011, respectively	9,994	9,994
Common stock, $1 par value. Authorized, 40,000,000 shares;
issued and outstanding, 20,000,001 shares
at December 31, 2012 and 2011	20,000	20,000
Loan to parent company	—	(4,963)
Additional paid-in capital	4,053,371	4,053,371
Retained earnings	2,110,280	2,302,662
Accumulated other comprehensive income, net of tax	2,232,905	1,891,954
Total stockholder’s equity	8,435,459	8,281,927
Total liabilities and stockholder’s equity	$112,460,113	107,805,542
See accompanying notes to consolidated financial statements.
Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Consolidated Statements of Operations
Years ended December 31, 2012, 2011, and 2010
(In thousands)

	2012	2011	2010
Revenue:
Premiums	$240,604	254,501	263,868
Policy fees	932,737	803,684	766,815
Premiums and policy fees, ceded	(124,184)	(131,990)	(154,711)
Net premiums and policy fees	1,049,157	926,195	875,972
Interest and similar income, net	3,632,406	3,520,016	3,324,907
Derivative loss	(159,487)	(204,324)	(351,352)
Realized investment gains, net	229,909	112,150	583,116
Fee and commission revenue	212,458	210,687	181,303
Other revenue	28,248	11,498	41,672
Total revenue	4,992,691	4,576,222	4,655,618
Benefits and expenses:
Policyholder benefits	973,757	707,552	539,667
Change in fair value of annuity embedded derivatives	1,140,185	1,984,638	1,146,677
Benefit recoveries	(286,714)	(342,544)	(250,104)
Net interest credited to account values	1,062,975	1,375,146	1,356,343
Net benefits and expenses	2,890,203	3,724,792	2,792,583
Commissions and other agent compensation	859,823	963,909	989,111
General and administrative expenses	645,656	629,654	604,750
Change in deferred acquisition costs, net	684,350	(735,151)	(158,421)
Total benefits and expenses	5,080,032	4,583,204	4,228,023
(Loss) income from operations before income taxes	(87,341)	(6,982)	427,595
Income tax (benefit) expense:
Current	280,018	(63,316)	282,145
Deferred	(324,977)	5,441	(173,073)
Total income tax (benefit) expense	(44,959)	(57,875)	109,072
Net (loss) income	$(42,382)	50,893	318,523
Supplemental disclosures:
Realized investment (losses), net:
Total other-than-temporary impairment losses on securities	$(28,768)	(21,487)	—
Portion of loss recognized in other comprehensive income	—	—	—
Net impairment losses recognized in realized
investment gains, net	(28,768)	(21,487)	—
Other net realized gains	258,677	133,637	583,116
Realized investment gains, net	$229,909	112,150	583,116
See accompanying notes to consolidated financial statements.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
Years ended December 31, 2012, 2011, and 2010
(In thousands)

	2012	2011	2010
Net (loss) income	$(42,382)	50,893	318,523
Foreign currency translation adjustments, net of tax	604	(541)	1,342
Unrealized (losses) gains on postretirement obligation, net of tax	(226)	12	(138)
Unrealized gains on fixed-maturity and equity securities:
Unrealized holding gains arising during the period,
net of effect of shadow adjustments of $(2,096,441),
$(1,521,955), and $(998,590) in 2012, 2011, and 2010,
respectively, and net of tax expense of $(270,777), $(536,353),
and $(549,154) in 2012, 2011, and 2010, respectively	486,218	1,012,728	1,012,689
Change in noncredit-related impairments on securities during the period, net of effect of shadow adjustments of $(16,174),
$20,471, and $(10,215) in 2012, 2011, and 2010, respectively, and net of tax (expense) benefit of $(2,044), $7,333, and
$(5,548) in 2012, 2011, and 2010, respectively	3,796	(13,616)	10,304
Adjustment for realized gains reclassified from
unrealized holding gains (losses), included in net income,
net of tax benefit, of $80,468, $39,252, and $204,091
in 2012, 2011, and 2010, respectively	(149,441)	(72,897)	(379,026)
Total unrealized holding gains	340,573	926,215	643,967
Total other comprehensive income	340,951	925,686	645,171
Total comprehensive income	$298,569	976,579	963,694
See accompanying notes to consolidated financial statements.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY

OF NORTH AMERICA AND SUBSIDIARIES

Consolidated Statements of Stockholder’s Equity

Years ended December 31, 2012, 2011, and 2010

(In thousands)

	Preferred stock	Common stock	Loan to parent company	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total stockholder’s equity
2010:
Balance, beginning of year	$18,903	20,000	(158,765)	4,053,371	2,026,393	321,097	6,280,999
Comprehensive income:
Net income	—	—	—	—	318,523	—	318,523
Net unrealized gain on
investments, net of
shadow adjustments
and deferred taxes	—	—	—	—	—	643,967	643,967
Net unrealized loss on
postretirement
obligation, net of
deferred taxes	—	—	—	—	—	(138)	(138)
Foreign currency
translation adjustment, net
of deferred taxes	—	—	—	—	—	1,342	1,342
Total comprehensive income							963,694
Dividend	—	—	—	—	(41,489)	—	(41,489)
Payment received on loan	—	—	49,826	—	—	—	49,826
Adjustment to initially apply new
investment accounting guidance for
credit derivatives, net of taxes	—	—	—	—	(1,658)	—	(1,658)
Balance, end of year	$18,903	20,000	(108,939)	4,053,371	2,301,769	966,268	7,251,372
2011:
Balance, beginning of year	$18,903	20,000	(108,939)	4,053,371	2,301,769	966,268	7,251,372
Comprehensive income:
Net income	—	—	—	—	50,893	—	50,893
Net unrealized gain on
investments, net of
shadow adjustments
and deferred taxes	—	—	—	—	—	926,215	926,215
Net unrealized gain on
postretirement
obligation, net of
deferred taxes	—	—	—	—	—	12	12
Foreign currency
translation adjustment, net
of deferred taxes	—	—	—	—	—	(541)	(541)
Total comprehensive income							976,579
Dividend	—	—	50,000	—	(50,000)	—	—
Payment received on loan	—	—	53,976	—	—	—	53,976
Balance, end of year	$18,903	20,000	(4,963)	4,053,371	2,302,662	1,891,954	8,281,927
2012:
Balance, beginning of year	$18,903	20,000	(4,963)	4,053,371	2,302,662	1,891,954	8,281,927
Comprehensive income:
Net loss	—	—	—	—	(42,382)		(42,382)
Net unrealized gain on
investments, net of
shadow adjustments
and deferred taxes	—	—	—	—	—	340,573	340,573
Net unrealized loss on
postretirement
obligation, net of
deferred taxes	—	—	—	—	—	(226)	(226)
Foreign currency
translation adjustment, net
of deferred taxes	—	—	—	—	—	604	604
Total comprehensive income							298,569
Dividend	—	—	—	—	(150,000)	—	(150,000)
Payment received on loan	—	—	4,963	—	—	—	4,963
Balance, end of year	$18,903	20,000	—	4,053,371	2,110,280	2,232,905	8,435,459
See accompanying notes to consolidated financial statements.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended December 31, 2012, 2011, and 2010
(In thousands)

	2012	2011	2010
Cash flows provided by operating activities:
Net (loss) income	$(42,382)	50,893	318,523
Adjustments to reconcile net (loss) income to net
cash provided by operating activities:
Realized investment gains	(229,909)	(112,150)	(583,116)
Purchases of trading securities	(13,174)	(4,806)	(65,332)
Sale and other redemptions of trading securities	17,179	130,077	5,460,921
Change in annuity-related options, derivatives,
and gross reserves	1,358,018	398,135	919,359
Deferred income tax (benefit) expense	(324,977)	5,441	(173,073)
Charges to policy account balances	(120,090)	(103,906)	(101,833)
Gross interest credited to account balances	1,430,161	1,727,538	1,768,350
Amortization of discount, net	(56,380)	(20,739)	(36,759)
Change in:
Accrued investment income	(15,178)	(62,190)	(114,971)
Receivables	(88,379)	71,186	(75,219)
Reinsurance recoverables and receivables	(25,443)	(72,657)	26,024
Deferred acquisition costs	684,350	(735,151)	(158,421)
Future policy benefit reserves	112,768	1,444,265	228,953
Policy and contract claims	64,723	41,010	33,689
Other policyholder funds	(5,413)	(44,466)	19,815
Unearned premiums	(5,730)	(75)	(22,354)
Other assets and liabilities	(34,519)	(1,299,919)	664,414
Other, net	80	(588)	40,429
Total adjustments	2,748,087	1,361,005	7,830,876
Net cash provided by operating activities	2,705,705	1,411,898	8,149,399

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended December 31, 2012, 2011, and 2010
(In thousands)

	2012	2011	2010
Cash flows used in investing activities:
Purchase of available-for-sale fixed-maturity securities	$(7,832,093)	(10,131,213)	(19,022,718)
Purchase of available-for-sale equity securities	(337,225)	(68)	(15,855)
Purchase of real estate	(228)	(4,350)	(5,644)
Funding of mortgage loans on real estate	(592,716)	(955,786)	(206,149)
Sale and other redemptions of fixed-maturity securities	7,087,767	5,765,352	8,158,499
Matured fixed-maturity securities	472,067	464,602	348,992
Sale of available-for-sale equity securities	348,635	4,884	63,706
Sale of derivative securities	318,150	635,174	204,459
Sale of real estate	—	316,183	32,000
Net change in securities lending	(688,770)	1,531,308	11,886
Repayment of mortgage loans on real estate	463,591	319,904	318,073
Net change in short-term securities	350	72,185	464,408
Purchase of home office property and equipment	(4,016)	(2,737)	(4,832)
Purchase of interest in equity method investees	(1,219)	(1,754)	(4,600)
Change in loan to affiliate	27,293	25,932	32,094
Options purchased, net	(431,167)	(404,109)	(16,585)
Other, net	(6,838)	4,023	(1,390)
Net cash used in investing activities	(1,176,419)	(2,360,470)	(9,643,656)
Cash flows (used in) provided by financing activities:
Policyholders’ deposits to account balances	5,817,341	6,812,260	7,345,025
Policyholders’ withdrawals from account balances	(6,826,518)	(5,644,985)	(5,069,077)
Policyholders’ net transfers between account balances	(1,495,577)	293,032	203,724
Change in amounts drawn in excess of bank balances	42,887	24,762	59,047
Dividend paid to parent company	(150,000)	—	—
Payment received on loan to parent company	4,963	53,976	49,826
Change in mortgage notes payable	(6,293)	(5,955)	(5,636)
Net cash (used in) provided by financing activities	(2,613,197)	1,533,090	2,582,909
Net change in cash and cash equivalents	(1,083,911)	584,518	1,088,652
Cash and cash equivalents at beginning of year	3,164,084	2,579,566	1,490,914
Cash and cash equivalents at end of year	$2,080,173	3,164,084	2,579,566
See accompanying notes to consolidated financial statements.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

(1)         Organization

Allianz Life Insurance Company of North America is a wholly owned subsidiary of Allianz of America, Inc. (AZOA or parent company), which is a wholly owned subsidiary of Allianz Europe, B.V., Allianz Europe, B.V. is a wholly owned subsidiary of Allianz Societas Europaea (Allianz SE), the Company’s ultimate parent, which is incorporated in Munich, Germany. Allianz Life Insurance Company of North America and its wholly owned subsidiaries are referred to as the Company.

The Company is a life insurance company licensed to sell annuity, group accident and health, and group and individual life policies in the United States, Canada, and several U.S. territories. Based on 2012 statutory net premium written, 96%, 3%, and 1% of the Company’s business is annuity, life insurance, and accident and health, respectively. The annuity business comprises fixed-indexed, variable, and fixed interest annuities representing 61%, 38%, and 1% of 2012 statutory annuity net premium written, respectively. Life business comprises both traditional and group life. Life business includes products with guaranteed premiums and benefits and consists principally of universal life policies, term insurance policies, limited payment contracts, and certain annuity products with life contingencies. Accident and health business primarily comprises long-term care (LTC) insurance. During 2009, the Company discontinued selling LTC products. The Company’s primary distribution channels are through independent agents, broker-dealers, banks, and third-party marketing organizations.

(2)         Summary of Significant Accounting Policies

(a)         Basis of Presentation

The Consolidated Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP), which vary in certain respects from accounting practices prescribed or permitted by state insurance regulatory authorities. The accounts of the Company’s primary subsidiary, Allianz Life Insurance Company of New York, and other less significant subsidiaries have been consolidated. All significant intercompany balances and transactions have been eliminated in consolidation.

(b)         Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect reported amounts of assets and liabilities, including reporting or disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Future events, including changes in mortality, morbidity, interest rates, capital markets, and asset valuations could cause actual results to differ from the estimates used in the Consolidated Financial Statements. Such changes in estimates are recorded in the period they are determined.

During 2012, the Company recorded a change in estimate related to the implementation of a new model for the valuation of policyholder reserves, deferred acquisition costs (DAC), deferred sales inducements (DSI), and value of business acquired (VOBA) for the Company’s fixed and fixed-indexed annuities. Reserve changes were primarily driven by more sophisticated modeling of  newer product features such as lifetime income riders. In addition to DAC amortization related to these reserve changes, the Company’s DAC balances changed as a result of bringing the DAC projection model in line with the reserve model. Historically, the valuation and projection models were distinct in such cases as compression and product mapping. Now, valuation and projection are maintained within the same model, which provides greater consistency and a more refined estimate. This change in estimate resulted in a reserve decrease of $288,822, and caused additional DAC, DSI, and VOBA amortization of $710,549.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

(c)         Investment Products and Universal Life Business

Investment products consist primarily of fixed, variable, and deferred annuity products. Premium receipts are reported as deposits to the contractholders’ accounts. Policy fees on the Consolidated Statements of Operations represent asset fees, cost of insurance charges, administrative fees, charges for guarantees on investment products, and surrender charges for investment products and universal life insurance. These fees have been earned and assessed against contractholders on a daily or monthly basis throughout the contract period and are recognized as revenue when assessed and earned. Amounts assessed that represent compensation to the Company for services to be provided in future periods are not earned in the period assessed. Such amounts are reported as unearned premiums, which include unearned revenue reserves (URR), and are recognized in operations over the period benefited using the same assumptions and factors used to amortize capitalized acquisition costs. Surrender charges are recognized upon surrender of a contract in accordance with contractual terms. Derivatives embedded in fixed-indexed, variable, and certain life products are recorded at fair value and changes in value are included in change in fair value of annuity embedded derivatives on the Consolidated Statements of Operations. Benefits consist of interest credited to contractholders’ accounts and claims incurred in excess of the contractholders’ account balance and are included in net interest credited to account values and policyholder benefits, respectively, on the Consolidated Statements of Operations.

(d)         Life and Accident and Health Insurance

Premiums on traditional life products are recognized as earned when due. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contracts. This association is accomplished by establishing provisions for future policy benefits and deferring and amortizing related acquisition costs.

Accident and health premiums are recognized as earned on a pro rata basis over the risk coverage periods. Benefits and expenses are recognized as incurred.

(e)         Goodwill

Goodwill is the excess of the amount paid to acquire a company over the fair value of its tangible net assets, value of business acquired (VOBA), other identifiable intangible assets, and valuation adjustments (such as impairments), if any. Goodwill is reported in other assets on the Consolidated Balance Sheets.

Goodwill is evaluated annually for impairment at the reporting unit level, which is one level below an operating segment. Goodwill of a reporting unit is also tested for impairment on an interim basis if a triggering event occurs, such as a significant adverse change in the business climate or a decision to sell or dispose of a business unit. The goodwill impairment test follows a two-step process as defined in the Intangibles – Goodwill and Other Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (Codification). In the first step, the fair value of a reporting unit is compared with its carrying value. This process requires judgments and assumptions to be made to determine the fair value of the reporting units, including the method used to determine fair value, discount rates, expected levels of cash flows, and expected revenues and earnings. If the carrying value of a reporting unit exceeds its fair value, the second step of the impairment test is performed for purposes of measuring the impairment. In the second step, the fair value of the reporting unit is allocated to all of the assets and liabilities of the reporting unit to determine an implied goodwill value. If the carrying amount of the reporting unit goodwill exceeds the implied goodwill value, an impairment loss would be recognized in an amount equal to that excess. The carrying value will be reduced to its fair value with a corresponding charge to operations.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

(f)     Value of Business Acquired and Other Intangible Assets

The value of insurance in-force purchased is recorded as the VOBA and is reported in other assets on the Consolidated Balance Sheets. The initial value was determined by an actuarial study using the present value of future profits in calculating the value of the insurance purchased. An accrual of interest is added to the unamortized balance using the rates credited to the policyholder accounts. The balance is amortized in relation to the present value of expected future gross profits in the same manner as deferred acquisition costs (DAC). The amortization period is expected to be approximately 20 years from the date the business was acquired; however, the Company continually monitors this assumption. If estimated gross profits differ from expectations, the amortization of VOBA is adjusted on a retrospective or prospective basis, as appropriate.

Adjustments to VOBA are made to reflect the estimated corresponding impact on the present value of expected future gross profits from unrealized gains and losses on available-for-sale investments used to support policyholder liabilities (commonly known as shadow VOBA). These adjustments are included in accumulated other comprehensive income and are explained further in the Investments section of this note.

The recoverability of VOBA is evaluated annually, or earlier if factors warrant, based on estimates of future earnings related to the insurance in-force purchased. If the existing insurance liabilities, together with the present value of future net cash flows from the blocks of business acquired, are not sufficient to recover VOBA, the difference, if any, is charged to expense through general and administrative expenses within the Consolidated Statements of Operations.

Intangible assets are identified by the Company in accordance with the Intangibles – Goodwill and Other Topic of the Codification, which requires an identifiable intangible asset to be recognized apart from goodwill when it arises from contractual or legal rights or it is capable of being separated and valued when sold, transferred, licensed, rented, or exchanged. The Company determines the useful life and amortization period for each intangible asset identified at acquisition, and continually monitors these assumptions. An intangible asset with a determinable life is amortized over that period, while an intangible asset with an indefinite useful life is not amortized.

The Company’s intangible assets include trademarks, agent lists, and noncompete agreements that were acquired as a result of the Company’s ownership in field marketing organizations, and are reported in other assets on the Consolidated Balance Sheets. These intangible assets were assigned values using the present value of projected future cash flows and are generally amortized over five years using the straight-line method. Also included in the Company’s intangible assets are the trade name and service mark of a broker-dealer acquired during 2005, and state insurance licenses acquired in 2007.

Recoverability of the value of the amortizing intangible assets is assessed under impairment and disposal sections of the Property, Plant, and Equipment Topic of the Codification, which states that long-lived assets shall be tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable.

Recoverability of the value of the nonamortizing intangible assets is assessed under the Intangibles – Goodwill and Other Topic of the Codification, which states that nonamortizing intangible assets shall be tested for recoverability annually or earlier if events or changes in circumstances indicate the carrying amount may not be recoverable.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

(g)         Deferred Acquisition Costs

Acquisition costs consist of commissions and other incremental costs that are directly related to the successful acquisition of insurance contracts. Acquisition costs are deferred to the extent recoverable from future policy revenues and gross profits. For interest-sensitive products and variable annuity contracts, acquisition costs are amortized in relation to the present value of expected future gross profits from investment margins and mortality, morbidity, and expense charges. Acquisition costs for accident and health insurance policies are deferred and amortized over the lives of the policies in the same manner as premiums are earned. For traditional life and group life products, such costs are amortized over the projected earnings pattern of the related policies using the same actuarial assumptions used in computing future policy benefit reserves. DAC is reviewed for recoverability, at least annually, and adjusted when necessary. Recoverability is evaluated separately for fixed annuities, variable annuities, and life insurance products. Evaluating recoverability is a two-step process where current policy year issues are evaluated, and then in-force policies are evaluated. Before assessing recoverability, DAC is capped, if necessary, such that the balance cannot exceed the original capitalized costs plus interest.

Adjustments to DAC are made to reflect the corresponding impact on the present value of expected future gross profits from unrealized gains and losses on available-for-sale investments used to support policyholder liabilities (commonly known as shadow DAC). These adjustments are included in accumulated other comprehensive income and are explained further in the Investments section of this note.

Changes in assumptions can have an impact on the amount of DAC reported for annuity and life insurance products and their related amortization patterns. In the event experience differs from assumptions or assumptions are revised, the Company is required to record an increase or decrease in DAC amortization expense (DAC unlocking). In general, increases in the estimated investment spreads and fees result in increased expected future profitability and may lower the rate of DAC amortization, while increases in costs of product guarantees, and lapse/surrender and mortality assumptions reduce the expected future profitability of the underlying business and may increase the rate of DAC amortization.

The Company formally evaluates the appropriateness of the best-estimate assumptions on an annual basis. If the economic environment or policyholder behavior changes quickly and substantially, assumptions will be reviewed more frequently to affirm best estimates. Any resulting DAC unlocking is reflected prospectively in change in DAC, net on the Consolidated Statements of Operations.

Adjustments may also be made to the estimated gross profits related to DAC that correspond to deferred annuities and universal life products for investment activity, such as write-downs on other-than-temporarily impaired fixed-maturity securities, and realized gains and losses. Management action may include assumption changes in the DAC models, such as adjustments to expected future gross profits used, as well as in-force management action such as crediting rate changes or index rate cap adjustments. This approach applies to fixed-maturity securities purchased at investment grade only and not noninvestment-grade items that were purchased with other yield considerations. See further discussion of DAC unlocking in note 9.

The Company assesses internal replacements on insurance contracts to determine whether such modifications significantly change the contract terms. An internal replacement represents a modification in product benefits, features, rights, or coverages that occurs by the exchange of an insurance contract for a new insurance contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. If the modification substantially changes the contract, the remaining DAC on the original contract is immediately expensed and any new DAC on the replacement contract is deferred. If the contract modification does not substantially change the contract, DAC amortization on the original contract continues and any new acquisition costs associated with the modification are immediately expensed.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

(h)         Deferred Sales Inducements

Sales inducements are product features that enhance the investment yield to the contractholder on the contract. The Company offers two types of sales inducements on certain universal life and annuity contracts. The first type, an immediate bonus, increases the account value at inception, and the second type, a persistency bonus, increases the account value at the end of a specified period.

Annuity sales inducements are deferred as paid or credited to contractholders and life sales inducements are deferred and recognized as part of the liability for policy benefits. Deferred sales inducements (DSI) are reported in other assets in the Consolidated Balance Sheets. They are amortized over the expected life of the contract in a manner similar to DAC and are reviewed annually for recoverability. DSI capitalization and amortization are recorded in policyholder benefits on the Consolidated Statements of Operations.

Adjustments to DSI are made to reflect the estimated corresponding impact on the present value of expected future gross profits from unrealized gains and losses on available-for-sale investments used to support policyholder liabilities (commonly known as shadow DSI). These adjustments are included in accumulated other comprehensive income and are explained further in the Investments section of this note.

Adjustments may also be made to DSI related to deferred annuities for investment activity, such as write-downs on other-than-temporarily impaired fixed-maturity securities, and realized gains and losses. Management action may include assumption changes in the DSI models, such as adjustments to expected future gross profits used, as well as policyholder changes, such as credited rate changes. This approach applies to fixed-maturity securities purchased at investment grade only and not noninvestment grade items that were purchased with other yield considerations.

(i)     Account Balances and Future Policy Benefit Reserves

Policy and contract account balances for interest-sensitive products, which include universal life and fixed deferred annuities, are generally carried at accumulated contract values. For fixed-indexed annuity products, the policyholder obligation is divided into two parts – one part representing the value of the underlying base contract (host contract) and the second part representing the fair value of the expected index benefit over the life of the contract. The host contract is valued using principles consistent with similar deferred annuity contracts without an index benefit. The index benefit is valued at fair value using current capital market assumptions, such as index and volatility, to estimate future index levels. The index benefit valuation is also dependent upon estimates of future policyholder behavior. The Company must include provisions for the Company’s own credit risk and for risk that the Company’s assumptions about policyholder activity could differ from actual experience. The fair value determination of the index benefit is sensitive to the economic market and interest rate environment, as it is discounted at current market interest rates. There is volatility in this liability due to these external market sensitivities.

Certain two-tier fixed annuity products provide additional benefits payable upon annuitization for period-certain and life-contingent payout options. An additional annuitization reserve is accrued using assumptions consistent with those used in estimating gross profits for purposes of amortizing DAC.

Policy and contract account balances for variable annuity products are carried at accumulated contract values. Future policy benefit reserves for any death and income benefits that may exceed the accumulated contract values are established using a range of economic scenarios and are accrued for using assumptions consistent with those used in estimating gross profits for purposes of amortizing DAC. Future policy benefit reserves for accumulation and withdrawal benefits that may exceed account values are established using capital market assumptions, such as index and volatility, along with estimates of future policyholder behavior.

Future policy benefit reserves on traditional life products are computed by the net level premium method based upon estimated future investment yield, mortality, and withdrawal assumptions, commensurate with the Company’s experience, modified as necessary to reflect anticipated trends, including possible unfavorable deviations. Most life reserve interest assumptions range from 2.9% to 6.0%.

Future policy benefit reserves on LTC products are computed using a net level reserve method. Reserves are determined as the excess of the present value of future benefits over the present value of future net premiums and are based on best estimate assumptions for morbidity, mortality, lapse, and interest with provisions for adverse deviation. Most LTC reserve interest assumptions range from 5.0% to 6.0%.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

(j)     Policy and Contract Claims

Policy and contract claims include the liability for claims reported but not yet paid, claims incurred but not yet reported (IBNR), and claim settlement expenses on the Company’s accident and health business. Actuarial reserve development methods are generally used in the determination of IBNR liabilities. In cases of limited experience or lack of credible claims data, loss ratios are used to determine an appropriate IBNR liability. Claim and IBNR liabilities of a short-term nature are not discounted, but those claim liabilities resulting from disability income or LTC benefits include interest and mortality discounting.

(k)         Reinsurance

The Company assumes and cedes business with other insurers. Reinsurance premium and benefits paid or provided are accounted for in a manner consistent with the basis used in accounting for original policies issued and the terms of the reinsurance contracts and are included in premiums and policy fees, ceded, and benefit recoveries, respectively, on the Consolidated Statements of Operations. Insurance liabilities are reported before the effects of reinsurance. Account balances and future policy benefit reserves, and policy and contract claims covered under reinsurance contracts are recorded in reinsurance recoverables and receivables on the Consolidated Balance Sheets. Amounts paid or deemed to have been paid for claims covered by reinsurance contracts are recorded as receivables on the Consolidated Balance Sheets. Reinsurance recoverables are recognized in a manner consistent with the liabilities related to the underlying reinsured contracts. Amounts due to other insurers on assumed business are recorded as a reinsurance payable, and are included in other liabilities on the Consolidated Balance Sheets.

A gain recognized when the Company enters into a coinsurance agreement with a third-party reinsurer is deferred and recorded in other liabilities on the Consolidated Balance Sheets. Such gains are amortized into operations over either the revenue-producing period or the claims run-off period, as appropriate, of the related reinsured policies. These amortized gains are recorded in other revenue on the Consolidated Statements of Operations.

(l)     Investments

The Company classifies certain fixed-maturity and equity securities as “available-for-sale.” Accordingly, the securities are carried at fair value, and related unrealized gains and losses are credited or charged directly to accumulated other comprehensive income in stockholder’s equity, net of tax and related adjustments to DAC, DSI, VOBA, and reserves (commonly referred to as shadow adjustments). The adjustments to DAC, DSI, and VOBA represent the change in amortization that would have been required as a charge or credit to operations had such unrealized amounts been realized. The adjustment to reserves represents the increase or decrease in the reserve balance that would have been required as a charge or credit to operations had such unrealized amounts been realized.

The Company has portfolios of certain fixed-maturity and equity securities classified as “trading,” and accordingly, the securities are carried at fair value, and related unrealized gains and losses are reflected as realized investment gains, net, within the Consolidated Statements of Operations. The primary trading portfolio was liquidated in 2010. The Company has other trading portfolios that are actively managed. The primary trading portfolio was used to attempt to match the change in fair value associated with embedded derivative liabilities related to fixed-indexed annuities. The Company determined this match was not effective due to credit-related factors impacting the fair value of the securities in this trading portfolio.

The Company has portfolios of certain fixed-maturity securities classified as “held-to-maturity,” and accordingly, the securities are carried at amortized cost on the Consolidated Balance Sheets. The Company has the intent and ability to hold such securities to maturity.

In accordance with its investment policy, the Company invests primarily in high-grade marketable securities. Dividends are accrued on the date they are declared and interest is accrued as earned. Premiums or discounts on fixed-maturity securities are amortized using the constant yield method.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

The Company utilizes derivatives within certain actively managed investment portfolios. Within these portfolios, derivatives can be used for hedging, replication, and income generation only. The financial instruments are valued and carried at fair value and the unrealized gains and losses on the derivatives are reflected in derivative loss within the Consolidated Statements of Operations.

To qualify for hedge accounting treatment, a derivative must be highly effective in mitigating the designated changes in cash flow of the hedged item. At hedge inception, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking each hedge transaction. The documentation process includes linking derivatives that are designated as cash flow hedges to specific assets or liabilities on the Consolidated Balance Sheets and defining the effectiveness and ineffectiveness testing methods to be used. The Company also formally assesses, at the hedge’s inception and on a quarterly basis, whether the derivatives used in hedging transactions have been and are expected to continue to be highly effective in offsetting changes in cash flows of hedged items.

Hedge effectiveness is assessed using qualitative and quantitative methods. Qualitative methods may include comparison of critical terms of the derivative to the hedged item. Quantitative methods include analysis of changes in fair value or cash flows associated with the hedge relationship. Hedge effectiveness is measured using the dollar offset method. The dollar offset method compares changes in cash flows of the hedging instrument with changes in the cash flows of the hedged item attributable to the hedged risk. Random changes in interest rate movements are assumed. Related changes in the cash flows of the hedging instrument are expected to offset the changes in the cash flows of the hedged item as the notional/par amounts, reset dates, interest rate indices, and business day conventions are the same for both the bond and the swap. The cumulative amount of unrealized gains and losses of the hedging instrument is recognized in accumulated other comprehensive income, net of tax on the Consolidated Balance Sheets. The ineffective portion of the change in the fair value of the hedging instrument is recognized in derivative loss in the Consolidated Statements of Operations.

Mortgage-backed securities and structured securities are amortized using, among other assumptions, anticipated prepayments. Prepayment assumptions for loan-backed securities are obtained from various external sources or internal estimates. The Company believes these assumptions are consistent with those a market participant would use. The Company recognizes income using a constant effective yield method based on prepayment assumptions and the estimated economic life of the securities. For all structured securities except for Collateralized Debt Obligations (CDOs), when estimated prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments using the retrospective method. Any resulting adjustment is included in interest and similar income, net on the Consolidated Statements of Operations. For CDOs, when adjustments are anticipated for prepayments and other expected changes in future cash flows, the effective yield is recalculated using the prospective method as required by the Beneficial Interests in Securitized Financial Assets Topic of the Codification.

Mortgage loans on real estate are reflected at unpaid principal balances adjusted for an allowance for uncollectible balances. Interest on mortgage loans is accrued on a monthly basis and recorded in interest and similar income, net on the Consolidated Statements of Operations. The Company analyzes loan impairment at least annually when assessing the adequacy of the allowance for uncollectible balances. The Company considers recent trends in the Company’s loan portfolio and information on current loans, such as loan-to-value ratios and debt service coverage, which could impact a loan’s credit quality. The Company also evaluates the mortgage loan reserve to ensure that the estimate is based on the most recent available industry default and loss studies and historical default rates for the Company as compared with default rates for the industry group. The Company does not accrue interest on defaulted loans.

Short-term securities are carried at amortized cost, which approximates fair value. Policy loans, which are supported by the underlying cash value of the policies, are carried at unpaid principal balances, which approximate fair value. Loans to affiliates are carried at cost, and interest is accrued monthly, with payments received semiannually. Real estate consists of building and land and is carried at cost less accumulated depreciation. The buildings are amortized over 39 years at acquisition, and improvements and additions are depreciated using the straight-line method over the remaining life of the real estate. Forward commitments are carried at fair value.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

During 2012, the Company invested in the common stock of Federal Home Loan Bank of Des Moines (FHLB). The investment is carried at cost, which approximates fair value, and is reported in other invested assets on the Consolidated Balance Sheets. The investment is evaluated for impairment based on the ultimate recoverability of its par value.

Management completes its own Independent Price Verification (IPV) process, which ensures security pricing is obtained from a third-party source other than the sources used by the investment managers. The IPV process supports the reasonableness of price overrides and challenges by the investment managers and reviews pricing for appropriateness. Results of the IPV are reviewed by the Company’s Pricing Committee. The fair value of fixed-maturity securities and equity securities is obtained from third-party pricing sources whenever possible, except for short-term securities that are priced at amortized cost. Prices obtained from third-party pricing sources are also analytically reviewed by the Company’s portfolio custodian for reasonableness.

During 2011, the Company acquired a portfolio of assets as part of the liquidation of a CDO investment. A portion of these acquired assets have deteriorated credit quality and are recorded as acquired loans on the Consolidated Balance Sheets. Acquired loans are initially recorded at fair value, and changes in expected cash flows are recorded as adjustments to accretable yield, to the carrying amount, or both. Fair values are obtained using a combination of third-party vendors, cash flow modeling, and matrix pricing, which is reviewed by the Company Pricing Committee. Accretable yield refers to the amount of undiscounted cash flows expected in excess of the carrying amount. This amount is converted into a rate and accreted into interest and similar income, net on the Consolidated Statements of Operations. Interest is recorded as received on certain acquired loans that do not have reasonably estimable cash flows.

Realized gains and losses are computed based on the average cost basis of all lots owned of each security.

The Company reviews the available-for-sale and held-to-maturity investment portfolios to determine whether or not declines in fair value are other than temporary. The Company continues to evaluate factors in addition to average cost and fair value, including credit quality, the extent and duration of the decline, market analysis, current events, recent price declines, likelihood of recovery in a reasonable period of time, and management’s judgment, to determine whether fixed-income securities are considered other-than-temporarily impaired. In addition, the Investments – Debt and Equity Securities Topic of the Codification requires that the Company evaluate other-than-temporary impairments (OTTI) on available-for-sale and held-to-maturity fixed-maturity securities based on additional factors. Specifically, declines in value resulting from changes in risk-free interest rates must also be considered.

When the fair value of a fixed-maturity security is less than its amortized cost, the Company assesses whether or not: (i) it has the intent to sell the security or (ii) it is more likely than not that the Company will be required to sell the security before its anticipated recovery. The Company evaluates these factors to determine whether the Company or any of its investment managers have an intent to sell a security or a group of securities. Additionally, the Company performs a cash flow projection for several years into the future to determine whether cash needs would require the sale of any securities in an unrealized loss position. If either of these conditions is met, the Company must recognize an OTTI for the difference between the investment’s amortized cost basis and its fair value through earnings. For securities that do not meet the above criteria, and the Company does not expect to recover a security’s amortized cost basis, the security is considered other-than-temporarily impaired. For these securities, the Company separates the total impairment into the credit loss component and the amount of the loss related to other factors. The amount of the total impairment related to credit loss is considered an OTTI and is recognized in realized investment gains, net on the Consolidated Statements of Operations. The amount of the total impairment related to other factors is recognized in other comprehensive income, net of impacts to DAC, DSI, VOBA, reserves, and deferred income taxes. For available-for-sale and held-to-maturity securities that have recognized an OTTI through earnings, if through subsequent evaluation there is a significant increase in the cash flow expected, the difference between the amortized cost basis and the discounted cash flows expected to be collected is accreted as interest income. Subsequent increases and decreases not related to additional credit losses in the fair value of available-for-sale securities are included in accumulated other comprehensive income, included as a separate component in the Consolidated Statements of Comprehensive Income.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

The Company evaluates whether a credit loss exists by considering primarily the following factors: (a) the length of time and extent to which the fair value has been less than the amortized cost of the security, (b) changes in the financial condition, credit rating, and near-term prospects of the issuer, (c) whether the issuer is current on contractually obligated interest and principal payments, (d) changes in the financial condition of the security’s underlying collateral, if any, and (e) the payment structure of the security. The Company uses a probability-weighted cash flow model for corporate bonds to determine the credit loss amount. This measurement is a quantitative and qualitative process that incorporates information received from third-party sources along with certain internal assumptions and significant judgments regarding the future performance of the security. The Company’s probability-weighted cash flow model involves assumptions including, but not limited to, various performance indicators, such as historical and projected default and recovery rates, credit ratings, and current delinquency rates. For structured securities, the Company selects a probability-weighted or best estimate cash flow model depending on the specifics of the individual security and the information available to measure the expected cash flows of the underlying collateral. In the event that sufficient information is not available to measure the expected cash flows of a structured security in a timely manner due to a lack of available information on the valuation date, the entire decline in fair value is considered to be related to credit loss.

The Company provides a supplemental disclosure on its Consolidated Statements of Operations that presents the total OTTI losses recognized during the period less the portion of OTTI losses recognized in other comprehensive income to equal the credit-related portion of OTTI that was recognized in earnings during the period. The portion of OTTI losses recognized in other comprehensive income includes the portion of OTTI losses related to factors other than credit recognized during the period, offset by reclassifications of OTTI losses previously determined to be related to factors other than credit that are determined to be credit related in the current period. The amount presented in the supplemental disclosure on the Consolidated Statements of Operations represents the portion of OTTI losses recognized in other comprehensive income and excludes subsequent increases and decreases in the fair value of these securities.

The Company views equity securities that have a fair value of at least 20% below average cost at the end of a quarter or are in an unrealized loss position for nine consecutive months as other-than-temporarily impaired. However, other factors, including market analysis, current events, recent price declines, and management’s judgment related to the likelihood of recovery within a reasonable period of time, are also used to determine whether equity securities are considered other-than-temporarily impaired and may result in an equity security being impaired. All previously impaired equity securities will incur additional OTTI should the fair value fall below the book value.

Impairments in the value of securities held by the Company, considered to be other than temporary, are recorded as a reduction of the cost of the security, and a corresponding realized loss is recognized on the Consolidated Statements of Operations. The Company adjusts DAC, DSI, and VOBA for impairments on securities, as discussed in their respective sections of this note.

(m) Option and Futures Contracts

The Company provides additional benefits through certain life and annuity products, which are linked to the fluctuation of various U.S. and international stock market indices. In addition, certain variable annuity contracts provide minimum guaranteed benefits. The Company has analyzed the characteristics of these benefits and has entered into over-the-counter (OTC) option contracts, exchange-traded option (ETO) contracts, and exchange-traded futures contracts tied to an appropriate underlying index with similar characteristics with the objective to economically hedge these risks. The Company uses exchange-traded futures contracts with the objective to increase the effectiveness of the economic hedge. Management monitors in-force amounts and option and futures contract values to ensure satisfactory matching and to identify unsatisfactory mismatches. If persistency assumptions were to deviate significantly from anticipated rates, management would purchase or sell option and futures contracts as deemed appropriate or take other actions.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

The OTC option contracts and ETO contracts are reported at fair value as derivatives on the Consolidated Balance Sheets. The fair value of the OTCs is derived internally and deemed by management to be reasonable via performing an IPV process. The process of deriving internal derivative prices requires the Company to calibrate Monte Carlo scenarios to actual market information. The calibrated scenarios are applied to derivative cash flow models to calculate fair value prices for the derivatives. The fair value of the ETOs is based on quoted market prices. The liability for the benefits is reported in account balances and future policy benefit reserves on the Consolidated Balance Sheets. Changes in unrealized gains and losses on the option contracts are recorded in derivative loss on the Consolidated Statements of Operations. Incremental gains and losses from expiring options are included in derivative loss on the Consolidated Statements of Operations.

Futures contracts do not require an initial cash outlay, and the Company has agreed to daily net settlement based on movements of the representative index. Therefore, no asset or liability is recorded on the Consolidated Balance Sheets. Gains and/or losses on futures contracts are included in derivative loss on the Consolidated Statements of Operations.

(n)         Interest Rate Swaps and Total Return Swaps

The Company invests in interest rate swaps and total return swaps (TRS) through an actively managed investment portfolio. These derivatives are used to hedge cash flows and market risks embedded in certain annuities. The interest rate swaps and TRS are reported at fair value as derivatives on the Consolidated Balance Sheets. The fair value of the interest rate swaps is derived using a third-party vendor software program and deemed by management to be reasonable. The fair value of the TRS is based on counterparty pricing and deemed by management to be reasonable. Changes in unrealized gains and losses on the swaps are recorded in derivative loss on the Consolidated Statements of Operations.

(o)         Securities Lending

The Company accounts for its securities lending transactions as secured borrowings, in which the collateral received and the related obligation to return the collateral are recorded on the Consolidated Balance Sheets as cash and cash equivalents, and other liabilities, respectively. Securities on loan remain on the Consolidated Balance Sheets, and interest and dividend income earned by the Company on loaned securities is recognized in interest and similar income, net on the Consolidated Statements of Operations.

The Company participates in restricted securities lending arrangements whereby specific securities are loaned to other institutions. The collateral is defined by the agreement to be cash and cash equivalents. The Company began participating in unrestricted arrangements whereby the Company may use collateral for general purposes. For securities lending agreements, Company policies require a minimum of 102% of fair value of securities loaned under securities lending agreements to be maintained as collateral. The Company had fair value of securities on loan of $821,782 and $1,506,042, in fixed-maturity securities, on the Consolidated Balance Sheets, and held collateral in the amounts of $854,424 and $1,543,194, in cash and cash equivalents, on the Consolidated Balance Sheets as of December 31, 2012 and 2011, respectively.

(p)         Receivables

Receivable balances (contractual amount less allowance for doubtful accounts) approximate estimated fair values, which are based on pertinent information available to management as of year-end, including the financial condition and creditworthiness of the parties underlying the receivables. Receivable balances are monitored and allowances for doubtful accounts are maintained based on the nature of the receivable, and the Company’s assessment of the ability to collect. The allowance is estimated by aging the balances due from individual parties and generally setting up an allowance for any balances that are more than 90 days old.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

(q)         Company-Owned Life Insurance

Company-owned life insurance (COLI) is recognized at the amount that could be realized assuming the surrender of an individual-life policy (or certificate in a group policy), otherwise known as the cash surrender value. Subsequent measurement of the contract is also at the cash surrender value with changes in cash surrender value recognized as an adjustment of the premium paid. The COLI policies are reported in other assets on the Consolidated Balance Sheets as of December 31, 2012 and 2011.

(r)     Home Office Property and Equipment

Home office property consists of buildings and land, and equipment consists of furniture, office equipment, leasehold improvements, and computer hardware. They are reported at cost, net of accumulated depreciation, in other assets on the Consolidated Balance Sheets. Major upgrades and improvements are capitalized, while maintenance and repairs are expensed when incurred. Depreciation is computed over the estimated useful lives (3 – 7 years, depending on the asset) of depreciable assets using the straight-line method. The cost and accumulated depreciation for home office property and equipment sold, retired, or otherwise disposed of are relieved from the accounts, and resulting gains or losses are reflected in general and administrative expenses on the Consolidated Statements of Operations. The property and equipment balance was $151,661, net of accumulated depreciation of $104,281 as of December 31, 2012, and $155,168, net of accumulated depreciation of $97,819 as of December 31, 2011.

Preoperating and start-up costs incurred in connection with the construction of the Company’s headquarters were capitalized until the facility became operational. Interest was also capitalized in connection with the construction and recorded as part of the asset. These costs are being amortized, using the straight-line method, over a 39-year period. The amounts of capitalized costs amortized, including interest, during 2012, 2011, and 2010 were $2,275, $2,275, and $2,275, respectively. The expansion of the Company’s headquarters was put into operation in 2006, resulting in amortization of $2,104, $2,104, and $2,104 for the years ended December 31, 2012, 2011, and 2010, respectively.

(s)     Income Taxes

The Company and its subsidiaries, with the exception of Allianz Life and Annuity Company (ALAC), file a consolidated federal income tax return with AZOA and all of its wholly owned subsidiaries. The consolidated tax allocation agreement stipulates that each company participating in the return will bear its share of the tax liability pursuant to certain tax allocation elections under the Internal Revenue Code and its related regulations and then reimbursement will be in accordance with an intercompany tax reimbursement arrangement. The Company, each of its insurance subsidiaries except ALAC, and Questar Capital Corporation (Questar) generally will be paid for the tax benefit on their losses and any other tax attributes to the extent they could have obtained a benefit against their post-1990 separate return tax liability.

The Company provides for federal income taxes based on amounts the Company believes it ultimately will owe. Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain items and the realization of certain tax credits. In the event the ultimate deductibility of certain items or the realization of certain tax credits differs from estimates, the Company may be required to significantly change the provision for federal income taxes recorded on the Consolidated Balance Sheets. Any such change could significantly affect the amounts reported on the Consolidated Statements of Operations. Management uses best estimates to establish reserves based on current facts and circumstances regarding tax exposure items where the ultimate deductibility is open to interpretation. Quarterly, management evaluates the appropriateness of such reserves based on any new developments specific to their fact patterns. Information considered includes results of completed tax examinations, Technical Advice Memorandums, and other rulings issued by the Internal Revenue Service (IRS) or the tax courts.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

The Company utilizes the asset and liability method of accounting for income tax. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized or that the related temporary differences will not reverse over time (see further discussion in note 15).

(t)     Stockholder’s Equity, Loan to Parent Company

The Company entered into an agreement during 2002 to lend AZOA $250,000 (see further discussion in note 16). This agreement was executed in close proximity to a capital contribution from AZOA of $650,000 in the form of preferred stock of an affiliate. The unamortized loan balance is recorded as contra equity in accordance with the Equity Topic of the Codification. This loan was paid in full during 2012.

(u)         Stockholder’s Equity, Accumulated Unrealized Foreign Currency

Foreign currency translation adjustments are related to the conversion of foreign currency upon the consolidation of a foreign subsidiary (see further discussion in note 21). The net assets of the Company’s foreign operations are translated into U.S. dollars using exchange rates in effect at each year-end. Translation adjustments arising from differences in exchange rates from period to period are included in the foreign currency translation adjustments, net of tax reported, as a separate component of comprehensive income on the Consolidated Statements of Comprehensive Income.

(v)         Separate Accounts and Annuity Product Guarantees

The Company issues variable annuity and life contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder. The Company recognizes gains or losses on transfers from the general account to the separate accounts at fair value to the extent of contractholder interests in separate accounts, which are offset by changes in contractholder liabilities. The Company also issues variable annuity and life contracts through its separate accounts where the Company provides certain contractual guarantees to the contractholder. These guarantees are in the form of a guaranteed minimum death benefit (GMDB), a guaranteed minimum income benefit (GMIB), a guaranteed minimum accumulation benefit (GMAB), and a guaranteed minimum withdrawal benefit (GMWB). These guarantees provide for benefits that are payable to the contractholder in the event of death, annuitization, or at specified dates during the accumulation period.

Separate account assets supporting variable annuity contracts represent funds for which investment income and investment gains and losses accrue directly to contractholders. Each fund has specific investment objectives and the assets are carried at fair value. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. Separate account assets and liabilities are reported as summary totals on the Consolidated Balance Sheets. Amounts charged to the contractholders for mortality and contract maintenance are included in policy fees on the Consolidated Statements of Operations. Administrative and other services are included in fee and commission revenue on the Consolidated Statements of Operations. These fees have been earned and assessed against contractholders on a daily or monthly basis throughout the contract period and are recognized as revenue when assessed and earned. Changes in GMDB and GMIB are calculated in accordance with the Financial Services – Insurance Topic of the Codification and are included in policyholder benefits on the Consolidated Statements of Operations. GMAB and GMWB are considered to be embedded derivatives under the Derivatives and Hedging Topic of the Codification, and the changes in these embedded derivatives are included in change in fair value of annuity embedded derivatives on the Consolidated Statements of Operations.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

The GMDB net amount at risk is defined as the guaranteed amount that would be paid upon death, less the current accumulated contractholder account value. The GMIB net amount at risk is defined as the current amount that would be needed to fund expected future guaranteed payments less the current contractholder account value, assuming that all benefit selections occur as of the valuation date. The GMAB net amount at risk is defined as the current guaranteed value amount that would be added to the contracts less the current contractholder account value. The GMWB net amount at risk is defined as the current accumulated benefit base amount less the current contractholder account value.

The GMDB provides a specified minimum return upon death. The survivor has the option to terminate the contract or continue it and have the death benefit paid into the contract. The Company’s GMDB options have the following features:

•	Return of Premium – Provides the greater of account value or total deposits made to the contract, less any partial withdrawals and assessments.

•	Reset – Provides the greater of a return of premium death benefit or the most recent five-year anniversary account value (prior to age 81), adjusted for withdrawals.

•
Ratchet – Provides the greater of a return of premium death benefit or the highest specified anniversary account value (prior to age 81), adjusted for withdrawals. Currently, there are three versions of ratchet, with the difference based on the definition of anniversary: quarterly – evaluated quarterly, annual – evaluated annually, and six-year – evaluated every sixth year.

•
Rollup – Provides the greater of a return of premium death benefit or premiums adjusted for withdrawals accumulated with a compound interest rate. There are two variations of rollup interest rates: 5% with no cap and 3% with a cap of 150% of premium. This GMDB locks in at age 81.

•
Earnings Protection Rider – Provides the greater of a return of premium death benefit or a death benefit equal to the contract value plus a specified percentage of the earnings on the contract at the date of death.

The GMIB is a living benefit that provides the contractholder with a guaranteed annuitization value. The GMIB features are:

•	Return of Premium – Provides the greater of account value or total deposits made to the contract less any partial withdrawals and assessments.

•	Ratchet – Provides an annuitization value equal to the greater of account value, net premiums, or the highest one-year anniversary account value (prior to age 81), adjusted for withdrawals.

•
Rollup – Provides an annuitization value equal to the greater of account value and premiums adjusted for withdrawals accumulated with a compound interest rate, which is subject to a cap for certain interest rates and products.

The GMDB and GMIB liabilities are determined each period by estimating the expected future claims in excess of the associated account balances. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to policyholder benefits on the Consolidated Statements of Operations, if actual experience or other evidence suggests that earlier assumptions should be revised.

The following assumptions were used to determine the GMDB and GMIB liabilities as of December 31, 2012 and 2011:

•	100 stochastically generated investment performance scenarios.

•	Mean investment performance assumption of 6.5% and 7.6% in 2012 and 2011, respectively.

•	Volatility assumption of 13.4% and 13.7% in 2012 and 2011, respectively.

•
Mortality assumption of 94.0% and 97.3% of the Annuity 2000 Mortality Table for actively sold variable annuity products in 2012 and 2011, respectively, and 50% of the 1994 MGDB Mortality Table for all other products.

•	Lapse rates vary by contract type and duration. Spike rates could approach 40% with an ultimate rate around 15%.

•	Discount rates vary by contract type and equal an assumed long-term investment return (6.5%), less the applicable mortality and expense rate.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

•	GMIB contracts only – dynamic lapse assumption. For example, if the contract is projected to have a large additional benefit, then it becomes less likely to lapse.

The GMAB is a living benefit that provides the contractholder with a guaranteed value that was established at least five years prior at each contract anniversary. This benefit is first available at the fifth contract anniversary, seventh contract anniversary, or tenth contract anniversary depending on the type of contract. Depending on the contractholder’s selection at issue, this value may be either a return of premium or may reflect market gains, adjusted at least proportionately for withdrawals. The contractholder also has the option to reset this benefit.

The GMWB is a living benefit that provides the contractholder with a guaranteed amount of income in the form of partial withdrawals. The benefit is payable provided the covered person is between the specified ages in the contract. The benefit is a fixed rate (depending on the age of the covered person) multiplied by the benefit base in the first year the benefit is taken and contract value in following years. The benefit does not decrease if the contract value decreases due to market losses. The benefit can decrease if the contract value is reduced by withdrawals. The benefit base used to calculate the initial benefit is the maximum of the contract value, the quarterly anniversary value, or the guaranteed annual increase of purchase payments (capped at twice the total purchase payments).

The GMAB and GMWB liabilities are determined each period as the difference between expected future claims and the expected future profits. One result of this calculation is that these liabilities can be negative (contra liability). The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to change in fair value of annuity embedded derivatives on the Consolidated Statements of Operations, if actual experience or other evidence suggests that earlier assumptions should be revised. Products featuring GMWB benefits were first issued in 2007. In the calendar year that a product launches, the reserves are set to zero, until the policy’s first anniversary date.

The following assumptions were used to determine the GMAB and GMWB liabilities as of December 31, 2012 and 2011:

•	1000 stochastically generated investment performance scenarios.

•	Market volatility assumption varies by fund type and grades from a current volatility number to a long-term assumption over four years as shown below:

Fund index type	2012
	Current volatility	Long-term forward volatility
Large cap	18.5%	19.8%
Bond	3.4	4.1
International	21.5	25.2
Small cap	23.1	21.4
Cash	—	—
Fund index type	2011
	Current volatility	Long-term forward volatility
Large cap	27.0%	19.0%
Bond	3.4	4.1
International	31.7	24.6
Small cap	35.3	20.5
Cash	—	—

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

•
Mortality assumption of 94.0% and 97.3% of the Annuity 2000 Mortality Table for actively sold variable annuity products in 2012 and 2011, respectively, and 50% of the 1994 MGDB Mortality Table for all other products.

•	Lapse rates vary by contract type and duration. Spike rates could approach 40% with an ultimate rate around 15%.

Discount rates equal to current month’s U.S. Treasury rates plus a company specific spread.

The Company issues fixed-indexed annuities with a GMWB as an optional rider. The GMWB has a roll-up feature. The net amount at risk is partially limited, because the contractholder account value has an annual credit that is floored at zero. Since the account value cannot decrease, in contrast to a variable annuity, the difference between the withdrawal value and the account value will not diverge to the degree that is possible in a variable annuity.

(w)         Permitted Statutory Accounting Practices

The Company is required to file annual statements with insurance regulatory authorities, which are prepared on an accounting basis prescribed or permitted by such authorities. Prescribed statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners (NAIC). Permitted statutory accounting practices encompass all accounting practices that are not prescribed; such practices differ from state to state, may differ from company to company within a state, and may change in the future. The Company currently has a permitted practice in effect for one of its affiliates, which allows interest rate swaps to be accounted for using hedge accounting. This permitted practice does not significantly impact statutory capital and surplus or regulatory risk-based capital requirements.

(x)         Recently Issued Accounting Pronouncements – Adopted

In July 2012, the FASB amended the Goodwill and Other Intangibles Topic in the Codification. The amended guidance permits an entity to make a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset, other than goodwill, is impaired. This guidance is effective for fiscal years beginning after September 15, 2012. The Company adopted this guidance beginning January 1, 2012. The guidance did not have a financial impact on the Company’s Consolidated Financial Statements.

In September 2011, the FASB issued guidance that permits a reporting entity to make a qualitative assessment of whether it is more likely that a reporting unit’s fair value is less than its carrying amount before applying the two-step goodwill impairment test. In such a case, the two-step impairment test would be unnecessary. However, if an entity concludes otherwise, then it would first be required to perform the first step by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit, as currently required. If the carrying amount of the reporting unit exceeds its fair value, then the entity would be required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any. The guidance is effective for annual and interim impairment tests performed for fiscal years beginning after December 15, 2011. The Company adopted this guidance beginning January 1, 2012. The guidance did not have a financial impact on the Company’s Consolidated Financial Statements.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

In July 2011, the FASB issued guidance requiring entities to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net income and other comprehensive income. The option to present items of other comprehensive income in the statement of changes in equity is eliminated. An entity is required to display each component of net income and each component of other comprehensive income under either alternative. In addition, under both alternatives, totals need to be displayed for comprehensive income and each of its two parts: net income and other comprehensive income. In December 2011, the FASB issued guidance to defer the requirement to present the components of reclassification of other comprehensive income on the face of the income statement. Reporting entities would still be required to adopt the other requirements contained in the guidance. The guidance should be applied retrospectively. It is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company adopted this guidance on December 31, 2012. The guidance did not have a financial impact on the Company’s Consolidated Financial Statements as it applies only to financial statement presentation.

In May 2011, the FASB amended guidance within the Fair Value Measurements and Disclosures Topic of the Codification. The amendments clarify FASB’s intent about the application of existing fair value measurement and disclosure information. For example, the application of the highest and best use and valuation premise concepts may not be used for measuring the fair value of financial instruments. The concepts may still be applied to nonfinancial assets and nonfinancial liabilities. The amendments also include new disclosure requirements. For example, all transfers between Level 1 and Level 2 must be disclosed. Previously, only significant transfers required disclosure. For Level 3 items, the new requirements include disclosing quantitative information about the unobservable inputs used in fair value measurements, the valuation processes, and the sensitivity of the measurement to changes in unobservable inputs and any interrelationships between those unobservable inputs. The new requirements also stated that for each class of assets and liabilities not measured at fair value in the Consolidated Balance Sheets but for which the fair value is disclosed, the fair value of these assets and liabilities must be disclosed by the level within the fair value hierarchy. The guidance is effective for interim and annual periods beginning on or after December 15, 2011. The Company adopted this guidance beginning January 1, 2012. The guidance did not have a financial impact on the Company’s Consolidated Financial Statements.

In April 2011, the FASB issued guidance intended to improve the guidance for repurchase agreements and other similar agreements. Specifically, the guidance modifies the criteria for determining when these transactions would be accounted for as financings (secured borrowings/lending agreements) as opposed to sales (purchases) with commitments to repurchase (resell). The guidance removes from the assessment of effective control the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default of the transferor. It also removes the related collateral maintenance implementation guidance related to that criterion. Other criteria applicable to the assessment are not changed. The guidance is effective prospectively for new transfers and existing transactions that are modified in the first interim or annual period beginning on or after December 15, 2011. The Company adopted this guidance beginning January 1, 2012. The guidance did not have a financial impact on the Company’s Consolidated Financial Statements.

In October 2010, the FASB issued guidance that changes the accounting for costs associated with acquiring or renewing insurance contracts. Specifically, the guidance changes the definition of acquisition costs eligible for deferral. The new definition is meant to reduce diversity in practice regarding the types of expenses treated as DAC in the insurance industry. The new DAC definition states that acquisition costs include only those incremental costs that are directly related to the successful acquisition of insurance contracts. An entity may defer incremental direct costs of contract acquisition that are incurred in transactions sold by independent third parties and incremental direct costs of contract acquisition that are incurred in transactions sold by employees. Additionally, an entity may capitalize as DAC only those advertising costs meeting the capitalization criteria for direct-response advertising. All other acquisition costs are to be charged to expense as incurred. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. The Company adopted this guidance beginning January 1, 2012. In 2012, the Company capitalized $737,390 of acquisition costs compared to $820,993 that would have been capitalized if the Company’s previous policy had continued to be applied.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

In December 2010, the FASB issued guidance to address diversity in practice about interpretation of the pro forma revenue and earnings disclosure for business combinations. The guidance specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The guidance is to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Adoption of this disclosure guidance had no financial impact on the Company’s Consolidated Financial Statements.

In December 2010, the FASB issued an amendment to modify step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For such reporting units, an entity is required to perform step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and examples, which require that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The guidance is effective for years beginning after December 15, 2010. The Company adopted this guidance on January 1, 2011, and there was no impact on the Company’s Consolidated Financial Statements.

In July 2010, the FASB issued guidance, which increases disclosures that entities must make about the credit quality of financing receivables and the allowance for credit losses. A finance receivable is defined as a contractual right to receive money on demand or on fixed or determinable dates that is recognized as an asset in the entity’s Consolidated Balance Sheets. Entities will be required to provide disclosures for both the finance receivables and related allowance for credit losses at disaggregated levels. The level of disaggregation will be determined by the portfolio segment and class of a financing receivable. A portfolio segment is defined as the level at which an entity develops and documents a systematic method for determining its allowance for credit losses. Classes of financing receivables generally are a disaggregation of a portfolio segment. Additional guidance is provided to determine the appropriate level of disaggregation. The disclosures as of the end of a reporting period are effective for interim and annual periods ending on or after December 15, 2010. The disclosures about the activity that occurs during a reporting period are effective for interim and annual periods beginning on or after December 15, 2010. In January 2011, the FASB deferred the effective date of disclosures about troubled debt restructurings included in this guidance. The Company included the disclosures as of December 31, 2012 and 2011, in note 6. There was no financial impact on the Company’s Consolidated Financial Statements as this relates to disclosures only.

In April 2010, the FASB issued guidance clarifying how investments held through separate accounts affect an insurer’s consolidation analysis of those investments. An insurance enterprise should not consider any separate account interests in an investment held for the benefit of policy holders to be the insurer’s own interests. Accordingly, the insurer should not combine those interests with its general account interest in the same investment when assessing the investment for consolidation unless the separate account investments are held by a related party. This clarification also provides guidance on how an insurer should consolidate an investment fund in situations in which the insurer concludes that consolidation is required. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2010. The Company adopted this guidance on January 1, 2011, and there was no impact on the Company’s Consolidated Financial Statements.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

In March 2010, the FASB issued changes to the scope exception guidance for credit derivatives within the Derivatives and Hedging Topic of the Codification. The update nullified part of the previous scope exception, which excluded from consideration as an embedded derivative those items that represent the assets or liabilities that are held by the issuing entity, and clarifies that only credit risk in the form of subordination of one financial instrument to another shall not be considered an embedded derivative under this topic. On the date of adoption, the reporting entity must assess each preexisting contract that was acquired, issued, or subject to a remeasurement event to determine whether any contract contains one or more embedded credit derivative features that no longer qualify for the scope exception or whether any contract contains embedded derivative features that have previously been bifurcated and accounted for separately but now qualify for the scope exception. If separate accounting is required, the carrying amount of the host contract at adoption shall be based on a pro forma bifurcation as of the inception of the hybrid contract and the host contract’s subsequent accounting to the date of adoption. At adoption, any difference between the total carrying amount of the individual components of the newly bifurcated hybrid instrument and the carrying amount of the hybrid instrument before bifurcation shall be recognized as a cumulative-effect adjustment to beginning retained earnings for the period of adoption. This guidance is effective the first day of the fiscal quarter following June 15, 2010. The Company adopted the guidance as of December 31, 2010, and recorded a cumulative effect decrease to held-to-maturity fixed-maturity securities and an increase to the opening balance of retained earnings of $1,658.

In January 2010, FASB updated guidance within the Fair Value Measurements and Disclosures Topic of the Codification. The guidance requires additional disclosures for the transfers into and out of Level 1 and Level 2 fair value measurements as well as more detailed disclosures regarding purchases, sales, issuances, and settlements in the rollforward of Level 3 fair values. The guidance also clarifies existing disclosures and suggests that an entity should provide fair value measurement disclosures for each class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the Consolidated Balance Sheets. An entity needs to use judgment in determining the appropriate classes of assets and liabilities. An entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3. The guidance is effective for fiscal years beginning after December 15, 2009, except for the gross presentation of the Level 3 rollforward, which is required for annual reporting periods beginning after December 15, 2010. The Company adopted this guidance as of December 31, 2010, except for the gross presentation of the Level 3 rollforward, which was adopted as of January 1, 2011, and there was no financial impact on the Company’s Consolidated Financial Statements as it relates to disclosures only.

(y)         Recently Issued Accounting Pronouncements – To Be Adopted

In October 2012, the FASB issued technical corrections and improvements to amend multiple topics within the Codification. The most significant of these amendments is a change to the definition of fair value applicable to employee benefit plans and defined contribution plans. Previously, the definition of fair value applied to those plans was inconsistent with the definition of fair value in the Codification. The technical corrections and improvements conform the definition, while retaining the exception for health and welfare benefit plans and defined-contribution plans to reduce the measurement by the costs to sell, if those costs are significant. This guidance is effective for fiscal years beginning after December 15, 2012, and the Company does not expect the guidance to have a material financial impact on the Company’s Consolidated Financial Statements.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

In December 2011, the FASB issued guidance that amended the Disclosures about Offsetting Assets and Liabilities Topic in the Codification. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. Entities will disclose both gross and net information about instruments and transactions eligible for offset in the Consolidated Balance Sheets as well as instruments and transactions subject to an agreement similar to a master netting arrangement. Also, the guidance requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The disclosures should be applied retrospectively for all comparative periods presented. The guidance will have no financial impact on the Company’s Consolidated Financial Statements as it applies only to disclosures.

In July 2011, the FASB issued guidance that addresses how health insurers should recognize and classify, in their income statements, fees mandated by the Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act (the Acts). The Acts impose an annual fee (not tax deductible) on health insurers for each calendar year beginning on or after January 1, 2014. The liability for the fee should be estimated and recorded in full once the entity provides qualifying health insurance in the calendar year with a corresponding deferred cost that is amortized to expense using a straight-line method of allocation unless another method better allocates the fee over the calendar year that it is payable. The guidance is effective for calendar years beginning after December 31, 2013, when the fee initially becomes effective. The Company does not expect the guidance to have a material financial impact on the Company’s Consolidated Financial Statements.

(z)     Accounting Changes

On September 30, 2012, the Company applied a prospective change to its method of grouping insurance policies for measuring amortization of DAC and DSI for its variable annuity policies. This was a change in estimate that is inseparable from the effect of a related change in accounting principle. In 2012, the implementation of the new DAC and DSI groupings better reflects the way the Company examines the profitability of its variable business and results in more logical amortization rates, sensitivities, and other analyses. The implementation of this change resulted in additional income from operations before income taxes of $38,503 for the year ended December 31, 2012.

(aa) Reclassifications

Certain prior year balances have been reclassified to conform to the current year presentation.

(3)	Risk Disclosures

The following is a description of the significant risks facing the Company and how it attempts to mitigate those risks:

(a)         Credit Risk

Credit risk is the risk that issuers of fixed-rate and variable rate income securities, mortgages on commercial real estate, or transactions with other parties, such as reinsurers and derivative counterparties, default on their contractual obligations, resulting in unexpected credit losses.

The Company mitigates this risk by adhering to investment policies and limits that provide portfolio diversification on an asset class, asset quality, creditor, and geographical basis, and by complying with investment limitations governed by state insurance laws and regulations, as applicable. The Company considers all relevant objective information available in estimating the cash flows related to structured securities. The Company actively monitors and manages exposures, and determines whether any securities are impaired. The aggregate credit risk taken in the investment portfolio is influenced by management’s risk/return preferences, the economic and credit environment, and the relationship of credit risk in the asset portfolio to liabilities.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

For derivative counterparties, the Company mitigates credit risk by establishing relationships with counterparties rated A- and higher. The Credit Default Swap (CDS) of each counterparty is monitored daily as an early warning signal to cease trading when CDS spreads imply severe impairment in credit quality. The Company has executed Credit Support Annexes (CSA) with all active counterparties and requires a CSA from all new counterparties added to the counterparty pool. The CSA agreement further limits credit risk by requiring counterparties to post collateral to a segregated account to cover the exposure.

(b)         Credit Concentration Risk

Credit concentration risk is the risk of increased exposure to major asset defaults (of a single security issuer or class of security issuers); economic conditions (if business is concentrated in a certain industry sector or geographic area); or adverse regulatory or court decisions (if concentrated in a single jurisdiction) affecting credit. Concentration risk exposure is monitored regularly.

The Company’s Finance Committee, responsible for asset/liability management issues (ALM), recommends an investment policy to the Company’s Board of Directors (BOD). The investment policy and accompanying investment mandates specify asset allocation among major asset classes and the degree of asset manager flexibility for each asset class. The investment policy complies, at a minimum, with state statutes. Compliance with the policy is monitored by the Finance Committee who is responsible for implementing internal controls and procedures. Deviations from the policy are monitored and addressed. The Finance Committee and, subsequently, the BOD review the policy and mandates at least annually.

To further mitigate this risk, internal concentration limits based on credit rating have been established and are monitored monthly. Any ultimate obligor group exceeding these limits is placed on a restricted list to prevent further purchases, and the excess exposure may be actively sold down to comply with concentration limit guidelines. Further, the Company performs a quarterly concentration risk calculation to ensure compliance with certain state insurance regulations.

(c)         Liquidity Risk

Liquidity risk is the risk that unexpected timing or amounts of cash needed will require liquidation of assets in a market that will result in loss of realized value or an inability to sell certain classes of assets such that an insurer will be unable to meet its obligations and contractual guarantees. Market or Company conditions may preclude access to, or cause disruption of, outside sources of liquidity (e.g., through borrowing, affiliate advances, reinsurance, or securitization) upon which an insurance company typically relies in the normal course of business. Additionally, the Company may not be able to sell large blocks of assets at current market prices. Liquidity risk also arises from uncertain or unusual cash demands from catastrophic events.

The Company manages liquidity within the investment portfolio with ALM strategies and the management of cash requirements stemming from the Company’s derivative dynamic hedging activities. The Company has established cash limits, which are approved by the Company’s Risk Committee, and the Company monitors its cash position daily. The Company also sets target levels for the portfolio to invest in more liquid securities.

(d)         Interest Rate Risk

Interest rate risk is the risk that interest rates will change and cause a decrease in the value of an insurer’s assets relative to the value of its liabilities and/or an unfavorable change in prepayment activity resulting in compressed interest margins. This is also the risk that interest rates will change and cause an increase in the value of variable annuity guarantees.

Asset and liability matching models are used by the Company to mitigate interest rate risk due to the close relationship between its interest rate sensitive assets and liabilities. The Company considers both the maturity and duration of the asset portfolio as compared with the expected duration of the liability reserves. The Company also has an ALM strategy to align cash flows and duration of the investment portfolio with policyholder liability cash flows and duration. The Company limits interest rate risk on variable annuity guarantees through interest rate hedges.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

(e)         Equity Market Risk

Equity market risk is the risk that movements in the equity prices will result in losses to assets held by the Company or that product features tied to equity markets may increase in value by more than held assets. The policy value of fixed-indexed annuity and fixed-indexed universal life products increases based on the growth of market indexes. The Company economically hedges this exposure with a combination of OTC and exchange-traded derivatives.

In addition, equity risk is present in variable annuity products with guarantees, which provide a guaranteed level of payments irrespective of market movements. The Company has adopted an economic hedging program using derivative instruments to manage the equity market risk to provide for excess guarantee payments in those situations when the separate account assets are not sufficient to provide for them. Equity market risk is also partially mitigated by separate account fund allocation restrictions.

The Company regularly monitors the impact of equity stress scenarios on assets and liabilities.

Basis risk is the risk that price changes of the variable annuity hedge assets do not exactly match the price changes of the indices they are meant to hedge. The Company mitigates this risk through regular review and synchronization of fund mappings, product design features, and hedge design.

(f)     Legal/Regulatory Risk

Legal/regulatory risk is the risk that changes in the legal or regulatory environment in which the Company operates may result in reduced demand for its products or additional expenses not assumed in product pricing. Additionally, the Company is exposed to risk related to how the Company conducts itself in the market and the suitability of its product sales to contractholders.

The Company mitigates this risk by offering a broad range of annuity products and by operating throughout the United States. The Company actively monitors all market-related exposure and has members that participate in national and international discussions relating to legal, regulatory, and accounting changes that may impact the business. A formal process exists to assess the Company’s risk exposure to changes in regulation including monitoring by the Compliance and Legal departments and regular reporting to the BOD of all known compliance risks and the effectiveness of the approach used to mitigate such risks.

The Company also believes it has defined suitability standards that are at least as rigorous as, and usually exceeding, the requirements of regulators.

(g)         Ratings Risk

Ratings risk is the risk that rating agencies change their outlook or rating of the Company or a subsidiary of the Company. The rating agencies generally utilize proprietary capital adequacy models in the process of establishing ratings for the Company. The Company is at risk of changes in these models and the impact that changes in the underlying business that it is engaged in can have on such models. To mitigate this risk, the Company maintains regular communications with the rating agencies and evaluates the impact of significant transactions on such capital adequacy models and considers the same in the design of transactions to minimize the adverse impact of this risk. Rating agency capital is calculated and analyzed monthly. Stress tests are performed monthly to assess how rating agency capital adequacy models would be impacted by severe economic events.

(h)         Mortality Risk

Mortality risk is the risk that life expectancy assumptions used by the Company to price its products are too aggressive (i.e., insureds live shorter than expected lives). Conversely, longevity risk is the risk that life expectancy assumptions used by the Company to price its products are too conservative (i.e., insureds live longer than expected lives).

The Company mitigates these risks primarily through reinsurance, whereby the Company cedes a significant portion of its new and existing mortality or longevity risk to third parties. The Company also reviews its mortality assumptions at least annually, and reviews mortality experience periodically. This risk is also managed through the underwriting process.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

(i)     Reinsurance Risk

Reinsurance risk is the risk that reinsurance companies default on their obligation where the Company has ceded a portion of its insurance risk. The Company uses reinsurance to limit its risk exposure to certain business lines and to enable better capital management.

The Company mitigates this risk by requiring certain counterparties to meet thresholds related to the counterparty’s credit rating, exposure, or other factors. If thresholds are not met, counterparties are required to establish a trust or letter of credit backed by assets meeting certain quality criteria. All arrangements are regularly monitored to determine whether trusts or letters of credit are sufficient to support the ceded liabilities. Also, the Company reviews the financial standings and ratings of its reinsurance counterparties and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies at least quarterly.

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

(4)         Investments

Fixed-Maturity Securities

At December 31, 2012 and 2011, the amortized cost or cost, gross unrealized gains, gross unrealized losses, and fair values of available-for-sale and held-to-maturity securities are as shown in the following tables:

	Amortized cost or cost	Gross unrealized gains	Gross unrealized losses	Fair value	OTTI in accumulated other Comprehensive income (1)
2012:
Fixed-maturity securities,
available-for-sale:
U.S. government	$880,251	131,250	2,054	1,009,447	—
Agencies not backed by the
full faith and credit of the
U.S. government	744,623	129,001	—	873,624	—
States and political
subdivisions	3,891,615	587,357	5,339	4,473,633	—
Foreign government	460,615	63,379	—	523,994	—
Public utilities	4,512,465	882,652	738	5,394,379	975
Corporate securities	35,834,283	5,135,779	32,590	40,937,472	9,996
Mortgage-backed securities	13,263,966	1,629,977	246	14,893,697	979
Collateralized mortgage
obligations	15,225	1,940	15	17,150	—
Collateralized debt obligations	48,993	5,867	94	54,766	5,454
Total fixed-maturity
securities,
available-for-sale	59,652,036	8,567,202	41,076	68,178,162	17,404
Fixed-maturity securities,
held-to-maturity:
Corporate securities	138	24	—	162	—
Collateralized debt obligations	474,936	11,617	—	486,553	11,618
Total fixed-maturity
securities,
held-to-maturity	475,074	11,641	—	486,715	11,618
Total available-for-sale
and held-to-maturity
securities	$60,127,110	8,578,843	41,076	68,664,877	29,022

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

	Amortized cost or cost	Gross unrealized gains	Gross unrealized losses	Fair value	OTTI in accumulated other comprehensive income (1)
2011:
Fixed-maturity securities,
available-for-sale:
U.S. government	$1,054,761	139,352	—	1,194,113	—
Agencies not backed by the
full faith and credit of the
U.S. government	725,416	108,413	—	833,829	—
States and political
subdivisions	3,044,039	429,069	36	3,473,072	—
Foreign government	434,950	46,101	—	481,051	—
Public utilities	4,597,886	793,836	5,151	5,386,571	1,612
Corporate securities	34,408,544	3,343,543	287,801	37,464,286	(331)
Mortgage-backed securities	14,636,723	1,303,594	86	15,940,231	—
Collateralized mortgage
obligations	17,294	2,498	—	19,792	—
Collateralized debt obligations	62,823	4,158	23	66,958	4,154
Securities held under
forward commitments	28,975	405	—	29,380	—
Total fixed-maturity
securities,
available-for-sale	59,011,411	6,170,969	293,097	64,889,283	5,435
Fixed-maturity securities,
held-to-maturity:
Corporate securities	137	25	—	162	—
Collateralized debt obligations	534,294	25,490	—	559,784	1,934
Total fixed-maturity
securities,
held-to-maturity	534,431	25,515	—	559,946	1,934
Total available-for-sale
and held-to-maturity
securities	$59,545,842	6,196,484	293,097	65,449,229	7,369

(1)
The amount represents the net unrealized gain or loss on other-than-temporarily impaired securities. It includes the portion of OTTI losses in accumulated other comprehensive income, which was not included in earnings.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

The net unrealized gains on available-for-sale securities and ineffective portion of cash flow hedges consist of the following at December 31:

	2012	2011	2010
Available-for-sale securities:
Fixed maturity	$8,526,125	5,877,872	2,941,494
Equity	—	—	220
Cash flow hedges	2,251	4,964	23,654
Adjustments for:
DAC	(4,329,153)	(2,629,737)	(1,370,944)
DSI	(848,330)	(439,072)	(200,601)
VOBA	(15,786)	(20,431)	(22,561)
URR	79,123	87,708	94,060
Deferred taxes	(1,194,981)	(1,002,627)	(512,860)
Net unrealized gains	$2,219,249	1,878,677	952,462

The amortized cost and fair value of available-for-sale fixed-maturity securities at December 31, 2012, by contractual maturity, are shown below:

	Amortized cost	Fair value
Available-for-sale fixed-maturity securities:
Due in one year or less	$754,855	769,199
Due after one year through five years	8,132,840	9,066,556
Due after five years through ten years	18,968,206	21,407,896
Due after ten years	18,516,943	22,023,663
Mortgage-backed securities and collateralized
mortgage obligations	13,279,192	14,910,848
Total available-for-sale fixed-maturity
securities	$59,652,036	68,178,162

The amortized cost and fair value of held-to-maturity fixed-maturity securities at December 31, 2012, by contractual maturity, are shown below:

	Amortized cost	Fair value
Held-to-maturity fixed-maturity securities:
Due after one year through five years	$138	162
Due after ten years	474,936	486,553
Total held-to-maturity fixed-maturity securities	$475,074	486,715

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. The amortized cost of fixed-maturity securities with rights to call or prepay without penalty is $17,668,749 as of December 31, 2012.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

Proceeds from sales of available-for-sale and trading investments for the years ended December 31 are presented in the following table:

	2012	2011	2010
Available-for-sale:
Fixed-maturity securities:
Proceeds from sales	$3,156,402	3,652,020	4,689,418
Equity securities:
Proceeds from sales	348,635	4,884	63,706
Trading:
Fixed-maturity securities:
Proceeds from sales	6,507	128,577	5,365,319
Equity securities:
Proceeds from sales	10,673	1,153	2,495

As of December 31, 2012 and 2011, investments with a carrying value of $49,019 and $57,591, respectively, were held on deposit with various insurance departments and in other trusts as required by statutory regulations.

The Company’s available-for-sale and trading fixed-maturity security portfolios include mortgage-backed securities and collateralized mortgage obligations. Due to the high quality of these investments and the lack of subprime loans within the securities, the Company does not have a material exposure to subprime mortgages.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

Unrealized Investment Losses

Unrealized losses on available-for-sale securities and the related fair value for the respective years ended December 31 are shown below:

	12 months or less		Greater than 12 months		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
2012:
Fixed-maturity securities,
available-for-sale:
U.S. government	$95,094	2,054	—	—	95,094	2,054
States and political
subdivisions	228,424	5,339	—	—	228,424	5,339
Public utilities	16,817	253	8,266	485	25,083	738
Corporate securities	764,119	15,946	220,463	16,644	984,582	32,590
Mortgage-backed securities	27,618	246	20	—	27,638	246
CMOs	607	15	—	—	607	15
CDOs	4,613	94	—	—	4,613	94
Total temporarily
impaired securities	$1,137,292	23,947	228,749	17,129	1,366,041	41,076
2011:
Fixed-maturity securities,
available-for-sale:
States and political
subdivisions	$12,124	36	—	—	12,124	36
Public utilities	89,931	698	46,241	4,453	136,172	5,151
Corporate securities	3,941,008	201,077	422,185	86,724	4,363,193	287,801
Mortgage-backed securities	96,301	86	—	—	96,301	86
CDOs	47,812	23	—	—	47,812	23
Total temporarily
impaired securities	$4,187,176	201,920	468,426	91,177	4,655,602	293,097

As of December 31, 2012 and 2011, there were 111 and 247 available-for-sale investment holdings that were in an unrealized loss position for fixed-maturity securities.

As of December 31, 2012 and 2011, of the total amount of unrealized losses, $23,413 or 57.0% and $214,582 or 73.2%, respectively, are related to unrealized losses on investment grade securities. Investment grade is defined as a security having a credit rating of Aaa, Aa, A, or Baa from Moody’s or a rating of AAA, AA, A, or BBB from Standards and Poor’s (S&P), or a NAIC rating of 1 or 2 if a Moody’s or S&P rating is not available. Unrealized losses on securities are principally related to changes in interest rates or changes in sector spreads from the date of purchase. As contractual payments continue to be met, management continues to expect all contractual cash flows to be received. As mentioned in note 2, the Company reviews these securities regularly to determine whether or not declines in fair value are other than temporary. Further, as the Company neither has an intention to sell, nor does it expect to be required to sell the securities outlined above, the Company did not consider these investments to be other-than-temporarily impaired.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

OTTI Losses

The following table presents a rollforward of the Company’s cumulative credit impairments on fixed-maturity securities held at December 31:

	2012	2011
Balance as of January 1	$60,620	244,284
Additions for credit impairments recognized on (1):
Securities not previously impaired	28,768	20,596
Securities previously impaired	—	891
Reductions for credit impairments previously on:
Securities that matured, were sold, or were liquidated
during the period	(29,260)	(205,151)
Securities that the Company intends to sell or more
likely than not be required to sell before recovery	—	—
Securities due to an increase in expected cash flows	—	—
Balance as of December 31	$60,128	60,620

(1)
There were $28,768 and $21,487 of additions included in the net OTTI losses recognized in realized investment gains, net in the Consolidated Statements of Operations for the years ended December 31, 2012 and 2011, respectively.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

Realized Investment Gains (Losses)

Gross and net realized investment gains (losses) for the years ended December 31, are summarized as follows:

	2012	2011	2010
Available-for-sale:
Fixed-maturity securities:
Gross gains on sales and exchanges	$294,642	179,387	261,817
Gross losses on sales and exchanges	(52,449)	(65,414)	(64,799)
OTTI	(10,506)	(21,074)	—
Net gains on fixed-
maturity securities	231,687	92,899	197,018
Equity securities:
Gross gains on sales	11,972	—	2,359
Gross losses on sales	(562)	(227)	(367)
Net gains (losses) on equity
securities	11,410	(227)	1,992
Net gains on available-for-
sale securities	243,097	92,672	199,010
Trading:
Fixed-maturity securities:
Gross gains on sales and exchanges	215	7,874	449,535
Gross losses on sales and exchanges	(6)	(745)	(71,806)
Net gains on fixed-
maturity securities	209	7,129	377,729
Equity securities:
Gross gains on sales and exchanges	1,987	54	49
Gross losses on sales and exchanges	(146)	(48)	(162)
Net gains (losses) on equity-
securities	1,841	6	(113)
Fixed-maturity and equity securities:
Gross gains due to change in fair value	619	690	149,794
Gross losses due to change in fair value	(462)	(8,656)	(139,765)
Net gains (losses) due to
change in fair value	157	(7,966)	10,029
Net gains (losses) on
trading securities	2,207	(831)	387,645

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

	2012	2011	2010
Held-to-maturity:
Gross gains on exchanges	$1,342	9,767	—
OTTI	(18,262)	(413)	—
Net (losses) gains on
held-to-maturity securities	(16,920)	9,354	—
(Provision) benefit for mortgage loans on
real estate	(10,232)	32,325	3,392
Impairments and losses for mortgage loans
on real estate	—	(1,580)	(7,167)
(Loss) gain on real estate sales	—	(19,396)	670
Impairments on real estate	(4,538)	—	—
Net gains on sales of acquired loans	5,154	—	—
Other	11,141	(394)	(434)
Net realized investment gains	$229,909	112,150	583,116

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

Interest and Similar Income

Major categories of interest and similar income, net, for the respective years ended December 31 are shown below:

	2012	2011	2010
Interest and similar income:
Available-for-sale fixed-maturity
securities	$3,210,655	3,082,859	2,710,255
Mortgage loans on real estate	367,506	357,394	337,269
Investment income (loss) on trading
securities	4,624	(606)	164,700
Held-to-maturity fixed-maturity
securities	38,618	72,933	88,772
Rental income on real estate	2,943	19,662	30,107
Interest on loans to affiliates	2,614	8,435	16,739
Interest on acquired loans	31,085	1,127	—
Interest rate swaps	3,314	17,755	17,760
Other invested assets	72	1,019	1,518
Policy loans	10,177	11,005	12,096
Short-term securities	4,872	4,380	3,604
Interest on assets held by reinsurers	3,043	3,162	3,316
Total	3,679,523	3,579,125	3,386,136
Less investment expenses	47,117	59,109	61,229
Total interest and similar
income, net	$3,632,406	3,520,016	3,324,907

Mortgage Loans

The Company’s investment in mortgage loans on real estate at December 31 is summarized as follows:

	2012	2011
Mortgage loans on real estate:
Commercial	$6,129,542	6,000,342
Residential	1,042	1,117
Valuation allowances	(85,250)	(75,018)
Total mortgage loans on real estate	$6,045,334	5,926,441

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

At December 31, 2012, mortgage loans on real estate in California and Texas exceeded the 10% concentration level by state with concentrations of 34.8% or $2,118,998, and 13.0% or $791,739, respectively. At December 31, 2011, mortgage loans on real estate in California and Texas exceeded the 10% concentration level by state with concentrations of 38.3% or $2,297,373, and 11.4% or $682,376, respectively.

Interest rates on investments in new mortgage loans ranged from a minimum of 3.5% to a maximum of 8.1%. The maximum percentage of the loan to the value of the related real estate of any outstanding loan was 79.0%.

The valuation allowances on mortgage loans on real estate at December 31 and the changes in the allowance for the years then ended are summarized as follows:

	2012	2011	2010
Balance, beginning of year	$75,018	107,343	110,735
Provision (benefit) charged to operations	10,232	(32,325)	(3,392)
Balance, end of year	$85,250	75,018	107,343

In 2012, the increase to the valuation allowance on mortgage loans is a result of the Company establishing a specific reserve on one mortgage loan in the amount of $40,250. The Company also reevaluated the allowance related to the remainder of the mortgage loan portfolio during 2012, which resulted in a reduction of the provision of $30,018.

In 2011, the decrease in the valuation allowance on mortgage loans on real estate was a result of the Company reevaluating its mortgage loan portfolio. As indicated in note 2, Management assesses the valuation allowance on an annual basis.

During 2010, the Company closed on a deed in lieu of foreclosure for a mortgage loan on real estate. The Company sold the property in 2011, resulting in a gain of $7,078, which is reported within realized investment gains, net on the Consolidated Statements of Operations.

Variable Interest Entities

In the normal course of business, the Company enters into relationships with various entities that are deemed to be variable interest entity (VIE). A VIE is an entity that either (1) has equity investors that lack certain essential characteristics of a controlling financial interest (including the ability to control activities of the entity, the obligation to absorb the entity’s expected losses, and the right to receive the entity’s expected residual returns) or (2) lacks sufficient equity to finance its own activities without financial support provided by other entities, which in turn would be expected to absorb at least some of the expected losses of the VIE.

The Company’s held-to-maturity CDOs were purchased in 2009 and represent interests in VIEs. The CDOs exist for the sole purpose of acquiring and managing a diversified portfolio of asset-backed and synthetic securities and are funded by the issuance of several tranches of funding notes. The CDOs, which are primarily the highest ranking debt tranches of each respective deal, contain similar features. There are several classes of notes, which include a structure that subordinates one note to another. Priorities of payment provide that the most senior classes of notes are paid first. Each CDO trust holds investments in eligible assets, which generally include credit asset-backed securities, mortgage-backed securities, default swaps/synthetic CDOs, other CDOs, and other asset-backed securities. These assets have a concentration in subprime mortgage-backed securities. Each CDO also contains tests, which, if failed, will result in cash payments that would normally be directed to a junior class of note holders, be redirected to the most senior class of note holders. The CDOs contain call features that may be exercised if requested by the appropriate class of note and if other criteria required by the CDO documents are met.

In addition, the Company invests in structured securities including VIEs. These structured securities typically invest in fixed-income investments managed by third parties and include mortgage-backed securities, collateralized mortgage obligations, and other CDOs.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

The Company has carefully analyzed the VIEs to determine whether the Company is the primary beneficiary, taking into consideration whether the Company, or the Company together with its affiliates, has the power to direct the activities of the VIE, that most affect its economic performance and whether the Company has the right to benefits from the VIE. Based on that analysis, the Company has concluded that it is not the primary beneficiary and, as such, did not consolidate any VIEs in the Consolidated Financial Statements. The CDOs are classified as fixed-maturity securities, held-to-maturity on the Consolidated Balance Sheets and reported at amortized cost. The other structured securities are classified as fixed-maturity securities, available-for-sale on the Consolidated Balance Sheets and reported at fair value, or acquired loans and reported at amortized cost.

The Company’s maximum exposure to loss from these entities is limited to their carrying value. The Company has not provided, and has no obligation to provide, material, financial, or other support that was not previously contractually required to these entities. The Company had no liabilities recorded as of December 31, 2012 or 2011 related to these entities.

During 2011, the Company issued an acceleration direction to the trustee of one of the Company’s CDOs. The trustee then issued a notice of acceleration to the noteholders and beneficial owners notifying them that the principal and all accrued and unpaid interest on the notes are immediately due and repayable. As a result of this acceleration, the Company exchanged its interest in the CDO for a portion of the underlying collateral. The Company exchanged CDOs with a book value of $380,460 for collateral of $390,227 resulting in a realized gain of $9,768.

Prepaid Forward Agreement

In January 2007, the Company, in an effort to optimize investment returns, entered into an agreement with Dresdner Kleinwort Pfandbriefe Investments (DKPII), a wholly owned subsidiary of Allianz SE prior to January 12, 2009, to manage a portfolio of German Pfandbriefe (PFs) or other European covered bonds with a credit rating of at least “AA” by S&P or Moody’s. AZL PF Investments, Inc. (AZLPF), a wholly owned subsidiary of the Company, entered into a $500,000 prepaid forward agreement to purchase common stock of DKPII in five years from Dresdner Bank Luxembourg, a wholly owned subsidiary of Dresdner Bank Aktiengesellschaft (Dresdner Bank). On January 12, 2009, Allianz SE closed the sale of 100% of Dresdner Bank, including its subsidiaries, to Commerzbank AG. Subsequent to the sale, all financial activity with Dresdner Bank, including its subsidiaries, is recorded or disclosed in the Consolidated Financial Statements as nonaffiliated.

The effect of the forward agreement was a Reference Portfolio whereby DKPII designated a portfolio of assets in accordance with preestablished investment guidelines. The net value of this agreement was $629,127 as of December 31, 2011. In January 2012, Commerzbank AG delivered common stock of DKPII, to AZL PF Investments, Inc. in fulfillment of its obligations under the prepaid forward contract.

A preferred stock liability of $32,195 was recorded in 2012, representing Commerzbank AG’s share, and is reported in Other liabilities on the Consolidated Balance Sheets.

At December 31, 2012, the assets of DKPII are primarily invested in U.S. Treasury bonds, agency mortgage-backed securities, and tax-exempt municipal bonds, reported in fixed-maturity securities, available for sale on the Consolidated Balance Sheets. These securities are accounted for consistent with the Company’s other available-for-sale investments.

Derivatives and Hedging Instruments

The Company uses derivatives as a risk management strategy to hedge its exposure to various market risks associated with both its products and operations. Derivative assets and liabilities are recorded at fair value in the Consolidated Financial Statements using valuation techniques further discussed in note 5.

Each derivative is designated by the Company as either a cash flow hedging instrument (cash flow hedge) or not qualified as a hedging instrument (nonqualifying strategies).

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

Cash Flow Hedges

Interest rate swaps are used by the Company to hedge against the changes in cash flows associated with variable interest rates on certain underlying fixed-maturity securities. The interest rate swaps have notional amounts and maturity dates equal to the underlying fixed-maturity securities and are deemed to be 100% effective as of December 31, 2012 and 2011. The cumulative amount of unrealized gains and losses on the effective portion of the interest rate swaps is recorded as a component of total other comprehensive income in the Consolidated Statements of Comprehensive Income.

The following table presents the components of the gains or losses related to derivatives that qualify as cash flow hedges:

Derivatives designated as cash flow hedging instruments	Amount of (losses) gains recognized at December 31
	2012	2011	2010
Interest rate swaps, net of tax (benefit)
expense of ($950), ($6,542), and $1,405,
at December 31, 2012, 2011,
and 2010, respectively	$(1,763)	(12,149)	2,609

At December 31, 2012, the Company does not expect to reclassify any pretax gains or losses on cash flow hedges into earnings during the next 12 months. Recurring interest income earned is recorded in interest and similar income, net in the Consolidated Statements of Operations. The Company has estimated $662 of interest income will be earned in 2013 from the interest rate swaps. In the event that cash flow hedge accounting is no longer applied because the derivative is no longer designated as a hedge or the hedge is not considered to be highly effective, the reclassification from accumulated other comprehensive income into earnings may be accelerated.

Nonqualifying Strategies

Option Contracts

The Company utilizes OTC options and ETOs with the objective to economically hedge certain fixed-indexed annuity and life products tied to certain indices as well as the objective to economically hedge certain variable annuity guaranteed benefits. These options are not used for speculative or income generating purposes. During 2009, the Company began utilizing ETOs to protect the Company’s statutory capital against adverse movements in equity markets. The hedge consisted of various positions in equity index puts and calls. This capital hedge was terminated during 2011.

The Company will only enter into OTC derivatives (options, interest rate swaps, and TRS) with counterparties rated A- or better. At December 31, 2012 and 2011, the Company had net receivable positions from counterparties of $225,972 and $271,706, respectively. Collateral posted on the receivable positions at December 31, 2012 and 2011 had a fair value of $263,439 and $192,080, respectively. At December 31, 2012 and 2011, the Company also had net liability positions to counterparties of $21,317 and $13,021, respectively. Collateral posted on the liability positions at December 31, 2012 and 2011 had a fair value of $34,069 and $11,356, respectively, and is included in fixed-maturity securities in the Consolidated Balance Sheets.

The ETOs provide the Company flexibility to use instruments, which are exchange-cleared and allow the Company to mitigate counterparty credit risk. These options are cleared through the Options Clearing Corporation (OCC), which operates under the jurisdiction of both the Securities and Exchange Commission (SEC) and the Commodities Futures Trading Commission (CFTC). The credit rating on the OCC is currently AA+ from S&P. At December 31, 2012 and 2011, the Company had a net receivable position to certain clearing brokers of $180,125 and $202,025, respectively, related to ETOs that cleared at the OCC. The Company is required to post collateral for ETOs by the OCC. The Company retains ownership of the collateral, but the collateral resides in an account designated by the exchange. Collateral posted at December 31, 2012 and 2011 had a fair value of $217,081 and $228,333, respectively, and is included in fixed-maturity securities in the Consolidated Balance Sheets.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

As of December 31, the Company held options purchased (asset) and options sold (liability) with the following amortized cost basis, fair value, and notional amounts:

	2012	2011
Options:
Purchased (asset):
Amortized cost	$360,834	588,406
Fair value	288,296	277,803
Notional	19,359,512	17,922,718
Sold (liability):
Basis	$126,873	458,791
Fair value	78,060	194,126
Notional	13,969,973	12,430,918

Futures

The Company utilizes futures to economically hedge fixed-indexed annuity, life, and variable annuity guarantees. The futures contracts do not require an initial investment and the Company is required to settle cash daily based on movements of the representative index, therefore, no asset or liability is recorded as of December 31, 2012 and 2011. Futures contracts are also utilized to hedge the investment risk associated with seed money.

The Company is required to post collateral for futures contracts by the Chicago Mercantile Exchange, Chicago Board of Trade, London International Financial Futures Exchange, and the Eurex. The Company retains ownership of the collateral, but the collateral resides in an account designated by the exchange. The collateral is subject to specific exchange rules regarding rehypothecation. Collateral posted at December 31, 2012 and 2011 had a fair value of $412,078 and $531,608, respectively, and is included in fixed-maturity securities on the Consolidated Balance Sheets.

Interest Rate Swaps

In 2010, the Company began utilizing interest rate swaps to economically hedge certain variable annuity guarantee benefits. The Company can receive the fixed or variable rate. The interest rate swaps are traded in 10-, 20-, and 30-year maturities. The Company will only enter into OTC interest rate swap contracts with counterparties rated A- or better. Typically, the Company transacts with the same counterparties the OTC options are traded. The interest rate swap exposure can be netted with the OTC option and is subject to the rules of the International Swaps and Derivatives Association, Inc. agreements. See the Option Contracts section of this note for collateral management.

Total Return Swaps

The Company engages in the use of OTC TRS, which allow the parties to exchange cash flows based on a variable reference rate such as the three-month London Interbank Offered Rate (LIBOR) and the return of an underlying index. The Company uses the TRS with the intent to economically hedge fixed-indexed annuity and variable annuity guarantees. See the Option Contracts section of this note for collateral management.

Currency Swaps

The Company utilized currency swaps in an attempt to hedge the economic currency exposure of Euro-denominated German Pfandbriefe in connection with the prepaid forward agreement discussed previously. Pfandbriefe are covered bonds issued by European banks and collateralized by pools of German mortgages. The net effect is a credit exposure to German Pfandbriefe and an income stream of U.S. dollar. The Pfandbriefe were all sold during 2012 and the related swaps were settled.

Stock Appreciation Rights

The Company also enters into contracts with Allianz SE with the objective to economically hedge risk associated with Allianz SE’s stock-based compensation plan, which awards certain employees stock appreciation rights (SARs). The contracts are recorded at fair value within derivatives on the Consolidated Balance Sheets with the change in fair value recorded in derivative loss on the Consolidated Statements of Operations. As of December 31, 2012 and 2011, the Company owned 183,889 and 100,601 contracts with a cost of $12,753 and $3,561, respectively. See further discussion of the stock-based compensation plan in note 17.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

Embedded Derivatives

The Company issues certain variable annuity products with guaranteed minimum benefit riders, including GMWB and GMAB, which are measured at fair value separately from the host variable annuity contract, with changes in fair value reported in change in fair value of annuity embedded derivatives on the Consolidated Statements of Operations. These embedded derivatives are classified within account balances and future policy benefit reserves on the Consolidated Balance Sheets.

Certain fixed-indexed annuity products, variable annuity riders, and universal life policies include a market value liability option (MVLO), which is essentially an embedded derivative with equity-indexed features. This embedded derivative is reported within account balances and future policy benefit reserves on the Consolidated Balance Sheets with changes in fair value reported in change in fair value of annuity embedded derivatives on the Consolidated Statements of Operations.

The Company bifurcates and separately records an embedded derivative related to certain CDOs. This embedded derivative is recorded within derivatives on the Consolidated Balance Sheets, with changes in fair value reported in derivative loss on the Consolidated Statements of Operations.

Forward Commitments

The Company had previously utilized forward commitments, on a limited basis, for the generation of income through certain actively managed portfolios. Forward commitments of $0, $140,471, and $103,520 were settled by the Company during 2012, 2011, and 2010, respectively. There were no outstanding forward commitments reported within derivatives on the Consolidated Balance Sheets as of December 31, 2012 and 2011, respectively. Realized gains and losses on the sale of forward commitments and any change in fair value are reported within derivative loss on the Consolidated Statements of Operations.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

The following table presents the balance sheet location and the fair value of the derivatives, including embedded derivatives, for both cash flow hedges and nonqualifying strategies as of December 31:

Derivatives designated as cash flow hedging instruments	Fair value
	2012	2011
Interest rate swaps	$2,251	4,964
Total cash flow hedging instruments	2,251	4,964
Derivatives designated as nonqualifying hedging instruments and certain hedged items, net

OTC	211,032	85,982
ETO	(2,572)	(2,930)
SAR	1,777	625
GMWB	(957,865)	(1,016,987)
GMAB	(345,703)	(623,016)
MVLO	(9,657,994)	(8,972,776)
CDO embedded derivative	3,938	8,297
TRS	(47,759)	54,789
Currency swaps	—	30,724
Other embedded derivative	2,526	4,676
Interest rate swaps	39,131	112,189
Total nonqualifying hedging instruments	(10,753,489)	(10,318,427)
Total derivative instruments	$(10,751,238)	(10,313,463)
Location in Consolidated Balance Sheets
Derivatives	$490,149	567,539
Account balances and future policy benefit reserves	(10,961,562)	(10,612,779)
Derivative liability	(279,825)	(268,223)
Total derivative instruments	$(10,751,238)	(10,313,463)

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

The following table presents the gains or losses recognized in income on the various nonqualifying strategies:

Derivatives designated as nonqualifying hedging instruments and certain hedged item, net	Location in Consolidated Statements of Operations	Amount of (losses) gains on derivatives recognized for the years ended December 31
		2012	2011	2010
MVLO	Policy fees	$518,420	408,196	298,567
MVLO	Policyholder benefits	(38,024)	(185,844)	(310,020)
MVLO	Change in fair value of annuity
	embedded derivatives	(1,165,614)	(798,291)	(1,029,632)
GMWB	Change in fair value of annuity
	embedded derivatives	59,087	(926,603)	(110,785)
GMAB	Change in fair value of annuity
	embedded derivatives	(33,658)	(259,744)	(6,260)
	Total change in fair value
	of annuity embedded
	derivatives	(1,140,185)	(1,984,638)	(1,146,677)
OTC	Derivative (loss) income	(198,790)	213,500	100,737
ETO	Derivative (loss) income	(119,830)	(148,046)	24,944
Futures	Derivative (loss) income	(14,930)	(600,321)	(485,639)
SAR	Derivative (loss) income	1,292	(938)	(106)
CDO embedded
derivative	Derivative (loss) income	(33)	(128)	(9,840)
Other embedded
derivatives	Derivative (loss) income	(2,151)	1,965	(83)
Forward commitments	Derivative (loss) income	—	(473)	(684)
Interest rate swaps	Derivative (loss) income	39,610	317,242	6,424
TRS	Derivative (loss) income	152,174	38,346	—
Currency swaps	Derivative (loss) income	(16,829)	(25,471)	12,895
Credit default swaps	Derivative (loss) income	—	—	—
	Total derivative loss	(159,487)	(204,324)	(351,352)
	Total derivative loss, net	$(819,276)	(1,966,610)	(1,509,482)

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

(5)         Fair Value Measurements

The following assets and liabilities are carried at fair value on a recurring basis in the Company’s Consolidated Financial Statements: available-for-sale and trading fixed-maturity securities, freestanding and embedded derivatives, equity securities, and separate account assets and liabilities.

The Fair Value Measurements and Disclosures Topic of the Codification establishes a fair value hierarchy that prioritizes the inputs used in the valuation techniques to measure fair value.

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2 – Valuations derived from techniques that utilize observable inputs, other than quoted prices included in Level 1, which are observable for the asset or liability either directly or indirectly, such as:

(a)	Quoted prices for similar assets or liabilities in active markets;

(b)	Quoted prices for identical or similar assets or liabilities in markets that are not active;

(c)	Inputs other than quoted prices that are observable; and

(d)	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Valuations derived from techniques in which the significant inputs are unobservable. Level 3 fair values reflect the Company’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The Company has analyzed the valuation techniques and related inputs, evaluated its assets and liabilities reported at fair value, and determined an appropriate fair value hierarchy level based upon trading activity and the observability of market inputs. Based on the results of this evaluation and investment class analysis, each valuation was classified into Level 1, 2, or 3. Transfers of securities among the levels occur at the beginning of the reporting period.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

The following tables present the assets and liabilities measured at fair value on a recurring basis and their corresponding level in the fair value hierarchy at December 31:

	Total	Level 1	Level 2	Level 3
2012:
Assets accounted for at fair value:
Fixed-maturity securities,
available-for-sale:
U.S. government	$1,009,447	1,009,447	—	—
Agencies not backed by
the full faith and credit
of the U.S. government	873,624	—	873,624	—
States and political
subdivisions	4,473,633	—	4,473,633	—
Foreign government	523,994	—	489,088	34,906
Public utilities	5,394,379	—	5,201,217	193,162
Corporate securities	40,937,472	—	37,435,895	3,501,577
Mortgage-backed securities	14,893,697	—	14,888,908	4,789
Collateralized mortgage
obligations	17,150	—	17,150	—
Collateralized debt
obligations	54,766	—	—	54,766
Fixed-maturity securities,
trading:
Corporate securities	3,042	3,042	—	—
Derivative investments	490,149	2,596	479,669	7,884
Equity securities, trading	28,795	15,937	12,858	—
Separate account assets	25,670,675	25,670,675	—	—
Total assets
accounted for at
fair value	$94,370,823	26,701,697	63,872,042	3,797,084
Liabilities accounted for at fair value:
Derivative liabilities	$279,825	5,167	222,953	51,705
Separate account liabilities	25,670,675	25,670,675	—	—
Annuity and life embedded
derivative liabilities (1)	10,961,562	—	—	10,961,562
Total liabilities
accounted for at
fair value	$36,912,062	25,675,842	222,953	11,013,267

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

	Total	Level 1	Level 2	Level 3
2011:
Assets accounted for at fair value:
Fixed-maturity securities,
available-for-sale:
U.S. government	$1,194,113	1,194,113	—	—
Agencies not backed by
the full faith and credit
of the U.S. government	833,829	—	833,829	—
States and political
subdivisions	3,473,072	—	3,473,072	—
Foreign government	481,051	—	448,669	32,382
Public utilities	5,386,571	—	5,327,775	58,796
Corporate securities	37,464,286	—	34,941,042	2,523,244
Mortgage-backed
securities	15,940,231	—	15,871,042	69,189
Collateralized mortgage
obligations	19,792	—	19,792	—
Collateralized debt
obligations	66,958	—	—	66,958
Securities held under
forward commitments	29,380	—	29,380	—
Fixed-maturity securities,
trading:
Corporate securities	6,008	6,008	—	—
Derivative investments	567,539	31,744	465,650	70,145
Equity securities, trading	20,745	14,774	5,971	—
Separate account assets	20,558,885	20,558,885	—	—
Total assets accounted
for at fair value	$86,042,460	21,805,524	61,416,222	2,820,714
Liabilities accounted for at fair value:
Derivative liabilities	$268,223	34,673	226,491	7,059
Separate account liabilities	20,558,885	20,558,885	—	—
Annuity and life embedded
derivative liabilities (1)	10,612,779	—	—	10,612,779
Total liabilities
accounted for at
fair value	$31,439,887	20,593,558	226,491	10,619,838

(1)	Annuity and life embedded derivative liabilities are reported in account balances and future policy benefit reserves on the Consolidated Balance Sheets.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

The following is a discussion of the methodologies used to determine fair values for the assets and liabilities listed in the above table. These fair values represent an exit price (i.e., what a buyer in the marketplace would pay for an asset in a current sale or charge to transfer a liability).

(a)         Valuation of Fixed-Maturity Securities and Equity Securities

The fair value of fixed-maturity securities and equity securities is based on quoted market prices in active markets when available. Based on the market data, the securities are categorized into asset class, and based on the asset class of the security, appropriate pricing applications, models and related methodology, and standard inputs are utilized to determine what a buyer in the marketplace would pay for the security in a current sale. When quoted prices are not readily available or in an inactive market, standard inputs used in the valuation models, listed in approximate order of priority, include, but are not limited to, benchmark yields, reported trades, Municipal Securities Rulemaking Board (MSRB) reported trades, Nationally Recognized Municipal Securities Information Repository (NRMSIR) material event notices, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, and industry and economic events. In some cases, including private placement securities and certain difficult-to-price securities, internal pricing models may be used that are based on market proxies.

Generally, Treasury securities and exchange-traded stocks are included in Level 1. Most bonds for which prices are provided by third-party pricing sources are included in Level 2, because the inputs used are market observable. Bonds for which prices were obtained from broker quotes and private placement securities that are internally priced are included in Level 3.

The Company is responsible for establishing and maintaining an adequate internal control structure to prevent or detect material misstatements related to fair value measurements and disclosures. This responsibility is especially important when using third parties to provide valuation services.

The Company’s control framework around third-party valuations begins with obtaining an understanding of the pricing vendor’s methodologies. A Pricing Committee is in place that meets quarterly to establish and review a pricing policy, which includes approving any changes to pricing sources, assessing reasonableness of pricing services, and addressing any ad hoc valuation issues that arise. The pricing methodologies used by the service providers and internal control reports provided by the service providers are reviewed by management.

In addition to monitoring the third-party vendor’s policies, the Company is also responsible for monitoring the valuation results. Controls are in place to monitor the reasonableness of the valuations received. These controls include price analytic reports that monitor significant fluctuations in price as well as an independent price verification process by which the Company obtains prices from vendors other than the primary source and compares them for reasonableness. Results of the independent price verification are also reviewed by the Pricing Committee.

There are limited instances in which the primary third-party vendor is not used to obtain prices for fixed maturity securities. These instances include private placement securities, a portfolio of securities received during 2011 as a result of the liquidation of a CDO, and certain other immaterial portfolios priced by a secondary external vendor.

At December 31, 2012 and 2011, private placement securities of $3,722,038 and $2,606,597, respectively, were included in Level 3. Internal pricing models based on market proxy securities and U.S. Treasury rates, which are monitored monthly by the investment manager for reasonableness, are used to value these holdings. This includes ensuring there are no significant credit events impacting the proxy security and that the spreads used are still reasonable under the circumstances.

The portfolio of securities received as a result of liquidating a CDO were priced using a combination of third-party vendors, cash flow modeling, and matrix pricing. The methodology used was dependent on the availability of observable inputs. Prices were reviewed for reasonableness by reviewing cash flow projections, related yields on similar securities, and comparison to auction prices and other expectations. The securities are reviewed by Management via the Company’s Pricing Committee.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

(b)         Valuation of Derivatives

The fair value of option assets and liabilities is derived internally, by calculating their expected discounted cash flows, using a set of calibrated, risk-neutral stochastic scenarios, including a market data monitor, a market data model generator, a stochastic scenario calibrator, and the actual asset pricing calculator, because active markets do not exist. The valuation results are reviewed by Management via the Pricing Committee. Options that are internally priced, interest rate swaps, currency forwards, and credit default swaps, are included in Level 2, because they use market observable inputs. Options such as TRS are included in Level 3 because they use valuation techniques in which significant inputs are unobservable. The fair value of forward commitments, ETOs, and futures is based on quoted market prices and are generally included in Level 1.

Certain derivatives are priced using external third-party vendors. The Company has controls in place to monitor the valuations of these derivatives. Interest rate swap prices are derived from a third-party source and are independently recalculated internally and reviewed for reasonableness at the position level on a monthly basis. TRS prices are obtained from the respective counterparties. These prices are also internally recalculated and reviewed for reasonableness at the position level on a monthly basis.

(c)         Valuation of Separate Account Assets and Liabilities

Separate account assets are carried at fair value, which is based on the fair value of the underlying assets. Funds in the separate accounts are primarily invested in mutual funds with the following investment types: bond, domestic equity, international equity, or specialty. The separate account funds also hold certain money market funds. Mutual fund investments are generally included in Level 1. The remaining investments are categorized similar to the investments held by the Company in the general account (e.g., if the separate account invested in corporate bonds or other fixed-maturity securities, that portion could be considered a Level 2 or Level 3). In accordance with the Financial Services – Insurance Topic of the Codification, the fair value of separate account liabilities is set to equal the fair value of separate account assets.

(d)         Valuation of Embedded Derivatives

Embedded derivatives principally include the equity-indexed features contained in fixed-indexed annuity products and certain variable annuity riders. Embedded derivatives are recorded in the Consolidated Financial Statements at fair value with changes in fair value adjusted through net income.

Fair values of the embedded derivative liabilities are calculated based on internally developed models, because active, observable markets do not exist for these liabilities. Fair value is derived from techniques in which one or more significant inputs are unobservable and are included in Level 3. These fair values represent the Company’s best estimate of an amount that could be realized in a current market exchange absent actual market exchanges.

The fair value of the embedded derivative contained in the fixed-indexed annuity products is the sum of the current year’s option value projected stochastically, the projection of future index growth at the option budget, and the historical interest/equity-indexed credits. The valuation of the embedded derivative includes an adjustment for the Company’s own credit standing and a risk margin for noncapital market inputs. The Company’s own credit adjustment is determined by taking into consideration publicly available information on industry default risk with considerations for the Company’s own credit profile. Risk margin is incorporated into the valuation model to capture the noncapital market risks of the instrument, which represent the additional compensation a market participant would require to assume the risks related to the uncertainties of certain actuarial assumptions including surrenders, annuitization, and future equity index caps or participation rates. Market conditions including, but not limited to, changes in interest rates, equity indices, market volatility, changes in the Company’s own credit standing, and variations in actuarial assumptions regarding contractholder behavior and risk margin related to noncapital market inputs may result in significant fluctuations in the fair value of these embedded derivatives that could materially affect net income.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

The Company issues certain variable annuity products with guaranteed minimum benefit riders, including GMWB and GMAB riders. GMWB and GMAB riders are embedded derivatives, which are measured at fair value separately from the host variable annuity contract with changes in fair value reported in change in fair value of annuity embedded derivatives on the Consolidated Statements of Operations. These embedded derivatives are classified within account balances and future policy benefit reserves on the Consolidated Balance Sheets. The fair value for these riders is estimated using the present value of future benefits minus the present value of future fees using actuarial and capital market assumptions related to the projected cash flows over the expected lives of the contracts. A risk neutral valuation methodology is used under which the cash flows from the riders are projected under multiple capital market scenarios using observable LIBOR. These cash flows are then discounted using the current month’s U.S. Treasury rates plus a company specific spread. The valuation of these riders includes an adjustment for the Company’s own credit standing and a risk margin for noncapital market inputs. The Company’s own credit adjustment is determined taking into consideration publicly available information relating to the Company’s claims paying ability. Risk margin is established to capture the noncapital market risks of the instrument, which represent the additional compensation a market participant would require to assume the risks related to the uncertainties of certain actuarial assumptions including surrenders, annuitization, and premium persistency. The establishment of the risk margin requires the use of significant management judgment. These riders may be more costly than expected in volatile or declining equity markets. Market conditions including, but not limited to, changes in interest rates, equity indices, market volatility, changes in the Company’s own credit standing, and variations in actuarial assumptions regarding contractholder behavior and risk margins related to noncapital market inputs may result in significant fluctuations in the fair value of the riders that could materially affect net income.

The Company also has an embedded derivative asset related to a modified coinsurance agreement with Transamerica, which is reported within derivatives on the Consolidated Balance Sheets. This agreement results in a credit derivative, with a fair value based on the difference between the LIBOR and Corporate A- spread as of an average portfolio purchase date. The asset is included in Level 2 as the valuation uses market observable inputs. This derivative is on a closed block of business and is not significant to the ongoing results of the Company.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

(e)         Level 3 Rollforward

The following table provides a reconciliation of the beginning and ending balances for the Company’s Level 3 assets and liabilities measured at fair value on a recurring basis:

	Beginning balance	Total realized/unrealized gains (losses) included in		Purchases and issuances	Sales and settlements	Transfer into and/or out of Level 3, net	Ending balance	Realized gains (losses) included in net Income related to financial instruments still held at December 31
		Net income	Other comprehensive income (loss)
2012:
Fixed-maturity securities:
Available-for-sale:
Foreign government	$32,382	—	2,524	—	—	—	34,906	—
Public utilities	58,796	—	11,366	123,000	—	—	193,162	—
Corporate securities	2,523,244	670	136,784	862,500	(21,621)	—	3,501,577	341
Collateralized
debt obligations	66,958	2,899	1,638	—	(16,729)	—	54,766	2,268
Mortgage-backed
securities	69,189	262	(24)	—	(1,749)	(62,889)	4,789	262
Total fixed-
maturity
securities	$2,750,569	3,831	152,288	985,500	(40,099)	(62,889)	3,789,200	2,871
Derivative assets	$70,145	512,096	—	—	(574,357)		7,884	(57,935)
Derivative liabilities	(7,059)	(408,325)	—	—	363,679	—	(51,705)	(44,646)
Annuity and life embedded
derivative liabilities	(10,612,779)	(793,258)	—	(1,143,374)	1,587,849	—	(10,961,562)	1,936,632

	Beginning balance	Total realized/unrealized gains (losses) included in		Purchases and issuances	Sales and settlements	Transfer into and/or out of Level 3, net	Ending balance	Realized gains (losses) included in net Income related to financial instruments still held at December 31
		Net income	Other comprehensive income (loss)
2011:
Fixed-maturity securities:
Available-for-sale:
Foreign government	$28,713	—	3,669	—	—	—	32,382	—
Public utilities	46,289	—	5,507	7,000	—	—	58,796	—
Corporate securities	1,975,612	4,729	88,678	533,966	(79,741)	—	2,523,244	30
Collateralized
debt obligations	—	—	4,135	53,962	—	8,861	66,958	—
Mortgage-backed
securities	—	—	(6)	69,195	—	—	69,189	—
Total fixed-
maturity
securities	$2,050,614	4,729	101,983	664,123	(79,741)	8,861	2,750,569	30
Derivative assets	$11,477	127,235	—	4,325	(72,892)	—	70,145	61,720
Derivative liabilities	—	(127,976)	—	120,917	—	—	(7,059)	(7,059)
Annuity and life embedded
derivative liabilities	(8,919,801)	(1,658,483)	—	(1,118,736)	1,084,241	—	(10,612,779)	(2,777,219)

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

(f)     Transfers

The Company reviews its fair value hierarchy classifications annually. This review could reveal that previously observable inputs for specific assets or liabilities are no longer available or reliable. For example, the market for a Level 1 asset becomes inactive. In this case, the Company may need to adopt a valuation technique that relies on observable or unobservable components causing the asset to be transferred to Level 2 or Level 3. Alternatively, if the market for a Level 3 asset or liability becomes active, the Company will report a transfer out of Level 3. Transfers into and/or out of Levels 1, 2, and 3 are reported as of the beginning of the period in which the change occurs.

The net transfers out of Level 3 for the year ended December 31, 2012 are a result of observable inputs being used for certain fixed-maturity securities. The net transfers into Level 3 for the year ended December 31, 2011 are a result of unobservable inputs being used for certain fixed-maturity securities. There were no transfers between Level 1 and Level 2 for the year ended December 31, 2012.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

(g)         Assets and Liabilities Measured at Fair Value Using Significant Unobservable Inputs

The following table provides a summary of the significant unobservable inputs used in the fair value measurements developed by the Company or reasonably available to the Company of Level 3 assets and liabilities on a recurring basis at December 31:

	Fair Value	Valuation Technique	Unobservable Input	Range (weighted average)

2012:
Fixed-maturity securities:
Available-for-sale:
Foreign government	$34,906	Matrix pricing	Public benchmark yield *	2.2% (2.2%)
Public utilities	193,162	Matrix pricing	Public benchmark yield	0.7-4.0% (2.5%)
Corporate securities	3,501,577	Matrix pricing	Public benchmark yield	0.7-7.8% (2.5%)
Collateralized debt obligations	54,766	Discounted cash flow	Constant prepayment rate	0-25.0% (1.1%)
			Annual default rate	0.5-62.5% (5.3%)
			Loss severity	10-80.0% (55.8%)
			Delinquencies	0-32.0% (0.9%)
			Discount Margin to LIBOR	1.7-11.5% (5.7%)
Mortgage-backed securities	4,789	Discounted cash flow	Constant prepayment rate *	2.0% (2.0%)
			Annual default rate *	20.0% (20.0%)
			Loss severity	55.0-70.0% (57.6%)
			Delinquencies	5.0-30.0% (16.8%)
			Discount Margin to LIBOR	0-4.5% (4.5%)
Derivative assets:
TRS	$3,946	3rd Party Vendor	Spread and discount rates	**
CDO embedded derivative	3,938	Discounted cash flow	Prepayment rates	**
Derivative liabilities:
TRS	(51,705)	3rd Party Vendor	Spread and discount rates	**
Annuity and life embedded derivative liabilities:
MVLO	$(9,657,994)	Discounted cash flow	Annuitizations	0-25%
			Surrenders	0-25%
			Mortality***	0-100%
			Withdrawal Benefit Election	0-50%
GMWB and GMAB	(1,303,568)	Discounted cash flow	Surrenders	0.5-35%
			Mortality***	0-100%
*
No range is applicable due to only one security within classification or the same assumption used on all securities.
Management does not have insight into the specific assumptions used. See narrative below for qualitative discussion.

**
***	Mortality assumptions are derived by applying management determined factors to the Annuity 2000 Mortality Table for MVLO and actively issued GMWB and GMAB and the 1994 MGDB Mortality Table for all other GMWB and GMAB.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

(h)         Sensitivity of Fair Value Measurements to Changes in Unobservable Inputs

Fixed-maturity securities matrix pricing: The primary unobservable input used in the matrix pricing model is a yield applied to a benchmark security. A significant yield increase of the benchmark securities in isolation could result in a decreased fair value, while a significant yield decrease could result in an increased fair value.

Fixed-maturity securities and CDO embedded derivative discounted cash flows: A significant increase (decrease) in the prepayment rates could result in an increase (decrease) in fair value. A significant decrease (increase) in default rates or loss severity could result in an increase (decrease) in fair value. A significant widening of the spread in isolation could result in a decreased fair value, while significant spread tightening could result in an increased fair value.

Derivative assets and liabilities: The TRS are priced by a third-party vendor and the Company internally reviews the valuation for reasonableness. The Company does not have insight into the specific inputs used; however, the key unobservable input would generally include the spread. For a long position, a significant increase (decrease) in the spread used in the fair value of the TRSs in isolation could result in higher (lower) fair value. For a short position, a significant increase (decrease) in the spread used in the fair value of the TRSs in isolation could result in lower (higher) fair value.

Annuity and Life embedded derivative liabilities: A significant increase (decrease) in the utilization of annuitization benefits could result in a higher (lower) fair value. A significant decrease (increase) in mortality rates, surrender rates, or utilization of lifetime income benefits could result in a higher (lower) fair value.

(i)     Nonrecurring Fair Value Measurements

Occasionally, certain assets and liabilities are measured at fair value on a nonrecurring basis. In 2012, an impairment of $4,538 was recorded on real estate held for sale. This real estate property was transferred from held for investment to held for sale on December 31, 2012 and is recorded within other assets on the Consolidated Balance Sheets. In 2011, an impairment of $413 was recorded on a CDO and an impairment of $1,580 was recorded on a mortgage loan on real estate. In 2010, an impairment of $5,000 was recorded associated with a mortgage loan on real estate, and an additional $2,167 loss was incurred upon its final disposition. The impairment was based on the appraisal value of the underlying property that is an input classified as Level 3 in the hierarchy. On February 12, 2010, the Company closed on a deed in lieu of foreclosure related to this mortgage loan on real estate and the impaired value of $50,500 was transferred to real estate. This real estate was sold during 2011 for a gain of $7,078.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

(j)     Fair Value of Financial Assets and Liabilities

The following table presents the carrying amounts and fair values of financial assets and liabilities at December 31:

		2012				2011
	Carrying	Fair value				Carrying	Fair
	amount	Level 1	Level 2	Level 3	Total	amount	value
Financial assets:
Held-to-maturity fixed-
maturity securities	$475,074	—	—	486,715	486,715	534,431	559,946
Mortgage loans on real estate	6,045,334	—	—	6,773,362	6,773,362	5,926,441	6,430,563
Loans to affiliates	28,725	—	—	29,720	29,720	56,018	58,697
Policy loans	163,768	—	163,768	—	163,768	171,030	171,030
Acquired loans	216,062	—	204,632	35,365	239,997	233,703	233,703
Real estate – held for sale	15,500	—	15,500	—	15,500	—	—
Other invested assets	23,262	—	—	23,262	23,262	8,964	8,964
Financial liabilities:
Investment contracts	$69,286,685	—	—	70,143,265	70,143,265	69,610,297	70,397,545
Mortgage notes payable	105,858	—	—	129,065	129,065	112,151	124,549

The Company has portfolios of certain fixed-maturity securities classified as “held-to-maturity,” and accordingly, the securities are carried at amortized cost on the Consolidated Balance Sheets. The fair value is calculated internally with cash flow models using unobservable inputs and is categorized as Level 3.

The fair value of mortgage loans on real estate is calculated by analyzing individual loans and assigning ratings to each loan based on a combination of loan-to-value ratios and debt service coverage ratios. Default rates and loss severities are then applied to each loan and a fair value is determined based on these factors including the contractual cash flows of each loan and the current market interest rates for similar loans. The inputs used are unobservable and the fair value is classified as Level 3.

The fair value of loans to affiliates is calculated by management using the market price of a financial instrument with similar characteristics. Prices for loans to affiliates are provided via an internal model, using observable inputs, including the treasury spot curve rate and corporate market spread data. The fair value is, therefore, classified as Level 3.

Policy loans, which are supported by the underlying cash value of the policies, are carried at unpaid principal balances, which approximate fair value. Therefore, fair value is classified as Level 2.

During 2011, the Company acquired a portfolio of assets as part of the liquidation of a CDO investment. A portion of these acquired assets have deteriorated credit quality and are recorded as acquired loans. Acquired loans are initially recorded at fair value, and changes in expected cash flows are recorded as adjustments to accretable yield, to the carrying amount, or both. Fair values are obtained using a combination of third-party vendors, cash flow modeling, and matrix pricing with unobservable inputs and are reviewed by the Company’s Pricing Committee. Prices obtained from third parties are Level 2. Modeled and matrix priced securities are Level 3.

Real estate held for sale was transferred from held for investment in December 2012. The real estate has been adjusted to the lower of cost or fair value, less cost to sell. The real estate is classified as Level 2 because a purchase agreement from a third-party market participant exists for its sale. The purchase agreement is considered an observable market input.

Other invested assets relate to an investment in FHLB stock, certain loan receivables, and miscellaneous partnership investments. The loan receivables and partnership investments are carried at cost, and are classified as Level 3 because there is no active market and the fair value is not readily determinable. The FHLB investment is carried at cost, which approximates fair value and is classified as Level 3 due to transfer restrictions and lack of liquidity.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

Investment contracts include certain reserves related to deferred annuity products. These reserves are included in the account balances and future policy benefit reserves and the policy and contract claims balances on the Consolidated Balance Sheets. The fair values of the investment contracts, which include deferred annuities and other annuities without significant mortality risk, are determined by testing amounts payable on demand against discounted cash flows using market interest rates commensurate with the risks involved, including consideration of the Company’s own credit standing and a risk margin for noncapital market inputs.

The fair value of mortgage notes payable is the sum of the outstanding balance of the note payable plus the expected prepayment penalty due to the lender if the Company were to prepay the mortgage. The Company believes this approximates fair value, as the calculation of the prepayment penalty is based on current market interest rates and represents lost interest to the lender. The penalty is based on specific provisions provided by the lender, which is an unobservable input; therefore, the liability is classified as Level 3.

Changes in market conditions subsequent to year-end may cause fair values calculated subsequent to year-end to differ from the amounts presented herein.

(6)         Financing Receivables

The Company’s financing receivables comprise mortgage loans, nontrade receivables, and loans to affiliates. Mortgage loans consist of the unpaid balance of mortgage loans on real estate. Nontrade receivables are amounts for policy or contract premiums due from the agents and broker-dealers, or amounts due from reinsurers. Loans to affiliates are loans that are intended to meet certain financial objectives of the Company, AZOA, and Allianz SE. The mortgage loans are evaluated on a collective basis for impairment unless circumstances arise that warrant individual evaluation. The nontrade receivables include some receivables evaluated on a collective basis, and some evaluated individually. The loans to affiliates are evaluated individually and do not require an allowance to be recorded as of December 31, 2012. For additional information, see note 2 for nontrade receivables, note 4 for mortgage loans, and note 16 for loans to affiliates.

Rollforward of Allowance for Credit Losses

The allowances for credit losses and recorded investment in financing receivables as of December 31 are shown below:

	Mortgage	Nontrade
	loans	receivables	Total
2012:
Allowance for credit losses:
Beginning balance	$75,018	8,871	83,889
(Benefit) provision	10,232	(1,979)	8,253
Ending balance	85,250	6,892	92,142
Ending balance individually
evaluated for impairment	40,250	1,361	41,611
Ending balance collectively
evaluated for impairment	$45,000	5,531	50,531
Financing receivables:
Ending balance	$6,130,584	22,377	6,152,961
Ending balance individually
evaluated for impairment	116,750	1,361	118,111
Ending balance collectively
evaluated for impairment	$6,013,834	21,016	6,034,850

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

	Mortgage	Nontrade
	loans	receivables	Total
2011:
Allowance for credit losses:
Beginning balance	$107,343	8,832	116,175
(Benefit) provision	(32,325)	39	(32,286)
Ending balance	75,018	8,871	83,889
Ending balance individually
evaluated for impairment	—	1,361	1,361
Ending balance collectively
evaluated for impairment	$75,018	7,510	82,528
Financing receivables:
Ending balance	$6,001,459	25,906	6,027,365
Ending balance individually
evaluated for impairment	—	1,361	1,361
Ending balance collectively
evaluated for impairment	$6,001,459	24,545	6,026,004

Credit Quality Indicators

The Company analyzes certain financing receivables for credit risk by using specific credit quality indicators.

The Company has determined the loan-to-value ratio and the debt service coverage ratio are the most reliable indicators in analyzing the credit risk of its mortgage loan portfolio. The loan-to-value analysis as of December 31 is shown below:

	Commercial		Residential		Total
2012:
Less than 50%	$1,937,330	31.6%	$1,042	100.0%	$1,938,372	31.6%
50% – 60%	1,922,367	31.4	—	—	1,922,367	31.4
60% – 70%	1,686,041	27.5	—	—	1,686,041	27.5
70% – 80%	583,804	9.5	—	—	583,804	9.5
Total	$6,129,542	100.0%	$1,042	100.0%	$6,130,584	100.0%

	Commercial		Residential		Total
2011:
Less than 50%	$1,418,856	23.6%	$1,117	100.0%	$1,419,973	23.7%
50% – 60%	1,791,960	29.9	—	—	1,791,960	29.9
60% – 70%	2,129,363	35.5	—	—	2,129,363	35.5
70% – 80%	660,163	11.0	—	—	660,163	11.0
Total	$6,000,342	100.0%	$1,117	100.0%	$6,001,459	100.0%

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

The debt service coverage ratio as of December 31 is shown below:

	2012	2011
Debt service coverage ratio:
Greater than 1.4x	$4,156,144	3,460,178
1.2x – 1.4x	776,303	1,068,089
1.0x – 1.2x	752,588	694,894
Less than 1.0x	444,507	777,181
Total commercial mortgage loans	$6,129,542	6,000,342

The Company’s nontrade receivables are analyzed for credit risk based upon the customer classification of agent or reinsurer. The nontrade receivable and allowance for credit losses by customer classification as of December 31 are shown below:

	2012			2011
	Agent	Reinsurer	Total	Agent	Reinsurer	Total
Nontrade receivables	$9,008	13,369	22,377	10,920	14,986	25,906
Allowance for credit losses	(5,531)	(1,361)	(6,892)	(7,510)	(1,361)	(8,871)
Net nontrade
receivables	$3,477	12,008	15,485	3,410	13,625	17,035

Past-due Aging Analysis

Aging analysis of past-due financing receivables as of December 31 is shown below:

2012:			Greater than
	31–60	61–90	90 days	Total
	past due	past due	past due	past due	Current (1)	Total
Mortgage loans	$—	—	—	—	6,130,584	6,130,584
Nontrade receivables	5,841	2,283	8,070	16,194	6,183	38,571
Total	$5,841	2,283	8,070	16,194	6,136,767	6,169,155
(1)	Current amount includes all receivables 30 days or less past due.

2011:			Greater than
	31–60	61–90	90 days	Total
	past due	past due	past due	past due	Current (1)	Total
Mortgage loans	$—	—	—	—	6,001,459	6,001,459
Nontrade receivables	1,491	536	11,106	13,133	12,773	25,906
Total	$1,491	536	11,106	13,133	6,014,232	6,027,365
(1)	Current amount includes all receivables 30 days or less past due.

As of December 31, 2012 and 2011, the Company’s financing receivables did not include any balances, which are on a nonaccrual status, classified as a troubled debt restructuring, or impaired without a corresponding allowance for credit loss.

(7)         Goodwill

There were no impairments to goodwill in 2012 or 2011. Goodwill is reviewed on an annual basis and impairment considerations are made depending on economic market conditions.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

(8)         Value of Business Acquired and Other Intangible Assets

VOBA at December 31 and the changes in the balance for the years then ended are as follows:

	2012	2011	2010
Balance, beginning of year	$—	853	12,183
Interest	573	771	809
Amortization	(5,218)	(3,755)	(4,250)
Change in shadow VOBA	4,645	2,131	(7,889)
Balance, end of year	$—	—	853

The net amortization of the VOBA in each of the next five years is expected to be:

2013	$5,105
2014	3,529
2015	2,184
2016	1,622
2017	1,202

Intangible assets at December 31 and the changes in the balance for the years then ended are as follows:

	2012	2011	2010
Balance, beginning of year	$3,435	4,173	5,870
Addition	—	—	—
Amortization	(164)	(738)	(1,697)
Balance, end of year	$3,271	3,435	4,173

Amortization of intangible assets in each of the next five years is expected to be:

2013	$101
2014	70
2015 and beyond	—

During 2012, 2011, and 2010, there are no events or changes in circumstances that warranted recoverability testing for intangible assets.

Accumulated amortization of VOBA and other intangible assets are $243,732 and $238,350 as of December 31, 2012, and 2011, respectively.

(9)         Deferred Acquisition Costs

DAC at December 31 and the changes in the balance for the years then ended are as follows:

	2012	2011	2010
Balance, beginning of year	$4,777,224	5,300,864	6,053,973
Capitalization (1)	737,390	952,734	983,760
Interest	222,229	205,772	148,060
Amortization	(1,643,969)	(423,355)	(973,399)
Change in shadow DAC	(1,699,416)	(1,258,791)	(911,530)
Balance, end of year	$2,393,458	4,777,224	5,300,864
(1) Reflects prospective adoption, in 2012, of new acquisition cost guidance. See note 2 for adoption impact.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

The changes in shadow DAC in 2012 and 2011 are driven by the increase in unrealized gains as a result of market conditions.

The Company reviews its best estimate assumptions each year and records “unlocking” as appropriate. These reviews are based on recent changes in the organization and businesses of the Company and actual and expected performance of in-force policies. The reviews include all assumptions, including mortality, lapses, expenses, and separate account returns. The revised best estimate assumptions were applied to the current in-force policies to project future gross profits.

The pretax impact on the Company’s assets and liabilities as a result of the unlocking during 2012, 2011, and 2010 is as follows:

	2012	2011	2010
Assets:
DAC	$(63,616)	34,334	52,279
DSI	(14,512)	(23,621)	2,256
VOBA	(1,012)	4,651	1,905
Total assets (decrease)
increase	(79,140)	15,364	56,440
Liabilities:
Account balances and future policy
benefit reserves	86,596	(69,519)	239,447
Unearned premiums	96	22,885	(5,490)
Total liabilities increase
(decrease)	86,692	(46,634)	233,957
Net (decrease) increase	(165,832)	61,998	(177,517)
Deferred income tax (benefit) expense	(58,041)	21,700	(62,131)
Net (decrease) increase	$(107,791)	40,298	(115,386)

(10) Deferred Sales Inducements

DSI at December 31 and the changes in the balance for years then ended are as follows:

	2012	2011	2010
Balance, beginning of year	$1,167,736	1,161,568	1,028,591
Capitalization	161,828	299,368	412,427
Amortization	(289,641)	(93,621)	(167,697)
Interest	43,279	38,892	36,457
Change in shadow DSI	(409,258)	(238,471)	(148,210)
Balance, end of year	$673,944	1,167,736	1,161,568

The change in shadow DSI in 2012 and 2011 is driven by the increase in unrealized gains as a result of market conditions.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

(11) Separate Accounts and Annuity Product Guarantees

Guaranteed minimums for the respective years ended December 31 are summarized as follows (note that the amounts listed are not mutually exclusive, as many products contain multiple guarantees):

	2012			2011
	Account	Net amount	Weighted	Account	Net amount	Weighted
	value	at risk	age (years)	value	at risk	age (years)
GMDB:
Return of premium	$19,474,339	101,609	63.3	$17,025,933	380,775	63.2
Ratchet and return of premium	4,961,385	70,064	66.6	4,695,415	332,894	66.1
Ratchet and rollup	4,675,427	706,453	69.1	4,638,789	1,022,063	68.3
Ratchet and earnings
protection rider	3,760	2,133	79.1	3,623	2,522	78.2
Reset	104,916	1,257	76.1	108,684	5,821	74.9
Earnings protection rider	293,886	19,861	65.9	300,100	23,093	65.1
Total	$29,513,713	901,377		$26,772,544	1,767,168
GMIB:
Return of premium	$144,503	930	71.2	$155,174	2,282	70.8
Ratchet and return of premium	3,837,990	59,369	67.2	4,870,901	357,965	66.3
Ratchet and rollup	6,111,691	1,034,193	65.2	6,017,719	1,482,163	64.3
Total	$10,094,184	1,094,492		$11,043,794	1,842,410
GMAB:
Five years	$5,550,209	85,207	59.0	$6,846,344	559,245	59.1
Ten years	4,004	48	76.8	3,997	89	76.6
Target date retirement – 7 year	777,294	4,139	57.2	702,839	25,071	57.4
Target date retirement – 10 year	286,796	3,157	54.2	261,227	17,189	54.5
Target date with management
levers	2,467,417	5,411	58.0	1,456,990	44,870	57.8
Total	$9,085,720	97,962		$9,271,397	646,464
GMWB:
No living benefit	$365,274	3,306	67.2	$295,872	—	67.1
Life benefit with optional reset	1,080,566	166,027	61.6	1,035,913	225,559	61.9
Life benefit with automatic
reset	1,596,848	112,563	58.2	1,495,503	188,861	58.4
Life benefit with 8% rollup	33,956	2,955	63.3	31,793	3,434	63.1
Life benefit with 10% rollup	1,214,821	172,500	58.0	1,106,144	165,509	58.2
Life benefit with management
levers	7,656,036	463,131	58.2	5,100,141	437,746	58.6
Total	$11,947,501	920,482		$9,065,366	1,021,109

The net amount at risk has decreased in 2012 due to an increase in market performance, which has caused decreases in certain guaranteed benefits. A significant portion of the reduction in GMAB net amount at risk is due to these benefits being paid in 2012. Account values have increased due to the growth in new business.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

At December 31, variable annuity account balances were invested in separate account funds with the following investment objectives. Balances are presented at fair value:

Investment type	2012	2011
Mutual funds:
Bond	$4,117,903	3,253,540
Domestic equity	11,756,004	9,193,599
International equity	1,812,473	1,579,130
Specialty	7,025,112	5,581,186
Total mutual funds	24,711,492	19,607,455
Money market funds	868,706	861,736
Other	90,477	89,694
Total	$25,670,675	20,558,885

The following table summarizes the liabilities for variable contract guarantees that are reflected in the general account and shown in account balances and future policy benefit reserves on the Consolidated Balance Sheets:

	GMDB	GMIB	GMAB	GMWB	Totals
Balance as of December 31, 2010	$60,176	131,710	432,580	90,385	714,851
Incurred guaranteed benefits	44,738	152,762	259,744	926,602	1,383,846
Paid guaranteed benefits	(24,377)	(6,697)	(69,308)	—	(100,382)
Balance as of December 31, 2011	80,537	277,775	623,016	1,016,987	1,998,315
Incurred guaranteed benefits	14,880	(25,017)	33,658	(59,122)	(35,601)
Paid guaranteed benefits	(19,376)	(6,366)	(310,971)	—	(336,713)
Balance as of December 31, 2012	$76,041	246,392	345,703	957,865	1,626,001

(12) Mortgage Notes Payable

In 2004, the Company obtained an $80,000 mortgage loan from Northwestern Mutual Life Insurance Company (Northwestern) for the Company’s headquarters. In 2005, the Company agreed to enter into a separate loan agreement with Northwestern in conjunction with the construction of an addition to the Company’s headquarters of $65,000. This loan was funded in 2006 and combined with the existing mortgage. As of December 31, 2012 and 2011, the combined loan had a balance of $105,858 and $112,151, respectively. This 20-year, fully amortizing loan has an interest rate of 5.52%, with a maturity date of August 1, 2024. The level principal and interest payments are made monthly. The loan allows for prepayment; however, it is accompanied by a make-whole provision. The proceeds of this mortgage were used to pay off a floating rate construction loan from Wells Fargo that the Company used to finance the acquisition of property for, and construction of, the Company’s headquarters.

Interest expense for all loans is $6,007, $6,346, and $6,667 in 2012, 2011, and 2010, respectively, and is presented in general and administrative expenses on the Consolidated Statements of Operations.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

The future principal payments required under the Northwestern loan are as follows:

2013	$6,649
2014	7,026
2015	7,424
2016	7,844
2017	8,288
2018 and beyond	68,627
Total	$105,858

(13) Accident and Health Claim Reserves

Accident and health claim reserves are based on estimates that are subject to uncertainty. Uncertainty regarding reserves of a given accident year is gradually reduced as new information emerges each succeeding year, thereby allowing more reliable reevaluations of such reserves. While management believes that reserves as of December 31, 2012 are appropriate, uncertainties in the reserving process could cause such reserves to develop favorably or unfavorably in the near term as new or additional information emerges. Any adjustments to reserves are reflected in the operating results of the periods in which they are made. Movements in reserves could significantly impact the Company’s future reported earnings.

Activity in the accident and health claim reserves is summarized as follows:

	2012	2011	2010
Balance at January 1, net of reinsurance
recoverables of $188,089, $156,294,
and $126,907, respectively	$91,813	78,904	69,233
Adjustment related to the reclassification
of reserves from prior years	—	417	—
Adjustment primarily related to
commutation and assumption
reinsurance on blocks of business	(272)	(216)	110
Incurred related to:
Current year	42,876	32,157	35,371
Prior years	8,119	5,752	(4,143)
Total incurred	50,995	37,909	31,228
Paid related to:
Current year	3,001	2,931	2,551
Prior years	32,125	22,270	19,116
Total paid	35,126	25,201	21,667
Balance at December 31, net of
reinsurance recoverables of $221,718,
$188,089, and $156,294, respectively	$107,410	91,813	78,904

Prior year incurreds for 2012 reflect unfavorable claim development in the Lloyd’s of London market and with the individual LTC lines of business. Prior year incurreds for 2011 reflect unfavorable claim development primarily with the individual LTC lines of business. Prior year incurreds for 2010 reflect favorable claim development with the group marketing and reinsurance assumed lines of business.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

(14) Reinsurance

The Company primarily enters into reinsurance agreements to manage risk resulting from its life, annuity, and accident and health businesses, as well as businesses the Company has chosen to exit.

In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding risks under excess yearly renewal term (YRT) coverage. The Company may also enter into coinsurance agreements for the purpose of preserving capital. The Company generally retained between $1,000 and $5,000 coverage per individual life depending on the type of policy for the years ended December 31, 2012 and 2011, respectively.

The Company monitors the financial exposure to the reinsurers, as well as evaluates the financial strength of the reinsurers on an ongoing basis. The Company attempts to mitigate risk by arranging trust accounts or letters of credit with certain reinsurers. Reinsurance recoverables and receivables at December 31, 2012 and 2011 are covered by collateral of $3,703,239 and $3,712,887, respectively.

Reinsurance recoverables at December 31, 2012 and 2011 of $2,411,817 and $2,106,771, respectively, are due to reinsurance agreements the Company became party to during the 1999 acquisition of LifeUSA Holding, Inc.

(15) Income Taxes

(a)         Income Tax (Benefit) Expense

Total income tax (benefit) expense for the years ended December 31 is as follows:

	2012	2011	2010
Income tax (benefit) expense
attributable to operations:
Current tax expense (benefit)	$280,018	(63,316)	282,145
Deferred tax (benefit) expense	(324,977)	5,441	(173,073)
Total income tax
(benefit) expense
attributable to
net income	(44,959)	(57,875)	109,072
Income tax effect on equity:
Income tax expense (benefit)
allocated to stockholder’s
equity:
Attributable to unrealized
gains on investments	192,353	489,768	350,611
Attributable to unrealized
gains (losses) on
postretirement obligation	95	(19)	17
Attributable to unrealized
gains (losses) on foreign
exchange	325	(291)	723
Total income tax effect
on equity	$147,814	431,583	460,423

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

(b)         Components of Income Tax (Benefit) Expense

Income tax (benefit) expense computed at the statutory rate of 35% varies from income tax (benefit) expense reported on the Consolidated Statements of Operations for the respective years ended December 31 as follows:

	2012	2011	2010
Income tax (benefit) expense
computed at the statutory rate	$(30,570)	(2,443)	149,658
Dividends-received deductions and
tax-exempt interest	(20,015)	(21,415)	(24,640)
State income tax	6,559	4,128	—
Release AZPF tax	—	(39,365)	—
Accrual of tax contingency
reserve	2,223	2,573	183
Foreign tax, net	(4,551)	(268)	(12,054)
Corporate-owned life insurance	(6,894)	(790)	(5,680)
Penalties	5,377	—	—
Other	2,912	(295)	1,605
Income tax (benefit)
expense as reported	$(44,959)	(57,875)	109,072

(c)         Components of Deferred Tax Assets and Liabilities on the Consolidated Balance Sheets

Tax effects of temporary differences giving rise to the significant components of the net deferred tax asset (liability), which is included in other assets and other liabilities, respectively, on the Consolidated Balance Sheets, at December 31 are as follows:

	2012	2011
Deferred tax assets:
Policy reserves	$2,441,364	2,395,736
Coinsurance deferred income	3,906	6,461
Expense accruals	141,817	192,798
Other-than-temporarily impaired assets	37,186	15,912
Investment Income	4,270	—
Provision for postretirement benefits	13,988	10,342
Other	1,651	2,596
Total deferred tax assets	2,644,182	2,623,845
Deferred tax liabilities:
Deferred acquisition costs	(391,805)	(1,370,347)
Investment and derivative income	—	(71,436)
Depreciation and amortization	(41,130)	(34,613)
Deferred intercompany gain	(4,234)	(4,758)
Net unrealized gains on investments and
foreign exchange	(2,992,467)	(2,060,373)
Total deferred tax liabilities	(3,429,636)	(3,541,527)
Net deferred tax liabilities	$(785,454)	(917,682)

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

Although realization is not assured, the Company believes it is not necessary to establish a valuation allowance for ordinary deferred tax assets, as it is more likely than not the deferred tax assets will be realized principally through future reversals of existing ordinary taxable temporary differences and future ordinary taxable income. For deferred tax assets that are capital in nature, considering all objective evidence and the available tax planning strategy, it is more likely than not the deferred tax assets that are capital in nature will be realized and no valuation allowance is required. The amount of the ordinary and capital deferred tax assets considered realizable could be reduced in the near term if estimates of future reversals of existing taxable temporary differences and future ordinary and capital taxable income are reduced.

Income taxes paid (recovered) by the Company were $287,491, $(16,601), and $248,129 in 2012, 2011, and 2010, respectively. At December 31, 2012 and 2011, respectively, the Company had a tax payable to AZOA of $103,300 and $117,366, reported in other liabilities on the Consolidated Balance Sheets.

At December 31, 2012 and 2011, the Company had a tax receivable separate from the agreement with AZOA in the amount of $10 and $(333), respectively. These amounts are for foreign taxes and taxes on a majority-owned subsidiary.

The Company’s federal income tax return is consolidated with its parent, AZOA. With few exceptions, the Company is no longer subject to U.S. federal, state, and local, or non-U.S. income tax examinations by tax authorities for years prior to 2006. The IRS recently conducted an examination of the consolidated returns filed by AZOA for the 2008 and 2009 tax years. While the field examination is complete, the examination report must be reviewed and approved by the Joint Committee on Taxation before it can be finalized. The IRS has not proposed any adjustments that materially affect the Company.

In accordance with the Income Taxes Topic of the Codification, the Company recognizes liabilities for certain unrecognized tax benefits. Reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2012	2011
Balance at January 1	$92,337	103,665
Additions based on tax positions related to the
current year	193	190
Amounts released related to tax positions taken
in prior years	(11,518)	(11,518)
Balance at December 31	$81,012	92,337

The balance at December 31, 2012 consists of tax positions for which the deductibility is more likely than not; however, there is uncertainty with respect to the timing of the deduction. Due to the impact of deferred tax accounting, other than interest and penalty, the disallowance would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in federal income tax expense. During the years ended December 31, 2012, 2011, and 2010, the Company recognized expenses of $2,223, $2,573, and $192, respectively, in interest and penalties. The Company had $7,381 and $5,158 for the payment of interest and penalties accrued at December 31, 2012 and 2011, respectively.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

(16) Related-Party Transactions

(a)         Loans to Affiliates

The Company held related-party invested assets of $28,725 and $56,018 at December 31, 2012 and 2011, respectively, representing 0.04% and 0.08% of total invested assets and 0.34% and 0.68% of capital for the respective years. The Company does not foresee a credit risk with these investments given the financial strength of Allianz SE, which currently has an A.M. Best rating of A+ and a S&P rating of AA.

In 2003, the Company entered into an agreement to lend Allianz SE $350,000. In 2004, the Company transferred, in the form of a dividend, a portion of the loan to AZOA with a carrying value of $90,000. In 2006, the Company transferred, in the form of a dividend, an additional portion of the loan to AZOA with a carrying amount of $130,000. The remaining loan balance was $28,725 and $56,018 at December 31, 2012 and 2011, respectively, and will be repaid, plus interest over ten years, semiannual interest payments for the first five years; and amortized semiannual payments of principal and accrued interest over the last five years. Repayment of this loan started in 2009 with year-to-date principal payments received through December 31, 2012 and 2011, in the amount of $27,293 and $25,932, respectively. The interest rate is 5.18%. Interest of $2,466, $2,040, and $5,128 was earned during 2012, 2011, and 2010, respectively, and is included in interest and similar income, net on the Consolidated Statements of Operations. The loan was collateralized by a Buoni Poliennali Del Tes Government Bond with a fair value of $135,400 at December 31, 2012.

In 2001, the Company entered into an agreement to lend AZOA $100,000. Repayment of this loan started in 2006 and the remaining balance of $41,489 was forgiven in the form of a dividend in November 2010. Interest of $0, $0, and $2,838 was earned during 2012, 2011, and 2010, respectively, and is included in interest and similar income, net on the Consolidated Statements of Operations.

(b)         Loan to Parent Company – Stockholder’s Equity

In 2002, the Company entered into an agreement to lend AZOA $250,000. The loan plus interest will be repaid over 10 years, semiannual interest payments for the first five years, and level semiannual payments of principal and accrued interest over the last five years. The interest rate is a fixed rate of 6%. The loan is not collateralized. Repayment of this loan started in 2008 with year-to-date principal payments received through December 31, 2012 and 2011, in the amount of $4,963 and $53,976, respectively. In 2011, $50,000 of the loan was forgiven as a dividend payment in the form of debt forgiveness. The fair value of the loan was $0 and $5,140 at December 31, 2012 and 2011, respectively. The outstanding loan balance was $0 and $4,963 at December 31, 2012 and 2011, respectively, and is included as a component of stockholder’s equity on the Consolidated Balance Sheets. Interest of $147, $3,234, and $8,806 was earned during 2012, 2011, and 2010 and is included in interest and similar income, net on the Consolidated Statements of Operations.

(c)         Real Estate

The Company has real estate investment properties leased to affiliates. The Company reported $1,045, $1,113, and $1,106 in 2012, 2011, and 2010, respectively, for rental income, which is included in interest and similar income, net on the Consolidated Statements of Operations. The Company has an agreement to sublease office space to a related party, Fireman’s Fund Insurance Company (FFIC), a sister company wholly owned by the same parent company, AZOA. The Company received rental income of $881, $865, and $1,054 in 2012, 2011, and 2010, respectively, which is included in other revenue on the Consolidated Statements of Operations. In addition, the Company leases office space from FFIC pursuant to a sublease agreement. In connection with this subleasing arrangement, the Company has incurred rent expense of $26, $26, and $9 in 2012, 2011, and 2010, respectively, which is included in general and administrative expenses on the Consolidated Statements of Operations.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

(d)         Service Fees

The Company incurred fees for services provided by affiliated companies of $35,713, $35,755, and $31,431 in 2012, 2011, and 2010, respectively. The Company’s liability for these expenses was $10,758 and $5,659 at December 31, 2012 and 2011, respectively, and is included in other liabilities on the Consolidated Balance Sheets. On a quarterly basis, the Company pays the amount due through cash settlement.

The Company earned revenues for various services provided to affiliated companies of $5,666, $6,410, and $5,818 in 2012, 2011, and 2010, respectively. The receivable for these expenses was $391 and $142 at December 31, 2012 and 2011, respectively, and is included in receivables on the Consolidated Balance Sheets. On a quarterly basis, the Company receives payment through cash settlement.

The Company has agreements with its affiliates Pacific Investment Management Company (PIMCO), Oppenheimer Capital LLC (OpCap), Allianz Global Distributors LLC (AGID), and with certain other related parties whereby (1) specific investment options managed by PIMCO and OpCap are made available through the Company’s separate accounts to holders of the Company’s variable annuity products, (2) the Company receives compensation for providing administrative and recordkeeping services relating to the investment options managed by PIMCO and OpCap, and (3) the Company compensates AGID for providing services in connection with the distribution of variable products that offer investment options managed by PIMCO. The agreement with AGID was terminated effective December 31, 2010. Income recognized by the Company from these affiliates for distribution and in-force related costs as a result of providing investment options to the contractholders was $15,233, $11,341, and $6,255 during 2012, 2011, and 2010, respectively, which is included in fee and commission revenue on the Consolidated Statements of Operations. At December 31, 2012 and 2011, $2,684 and $0, respectively, were included for these fees in receivables on the Consolidated Balance Sheets. Expenses incurred to these affiliates for management of subadvised investment options were $1,513, $1,713, and $1,696 during 2012, 2011, and 2010, respectively, which are included in general and administrative expenses on the Consolidated Statements of Operations. The related payable to these affiliates was $131 and $115 at December 31, 2012 and 2011, respectively, which is included in other policyholder funds on the Consolidated Balance Sheets.

(e)         Financial Guarantee

In October 2008, Allianz SE invested $2,500,000 in The Hartford Financial Services Group, Inc. (Hartford) using funds from their subsidiaries. The Company had a $130,000 invested portion of the transaction. In connection with the Company’s investment, Allianz SE issued a financial guarantee of the notional amount in 10% fixed-to-floating rate junior subordinated notes of Hartford. The Company recorded the guarantee as the difference between par value and the fair value of the bond. If at any time during the fixed rate period of the notes (ended October 15, 2018), the rating attributed by any one of S&P or Moody’s falls below investment grade, or Hartford is subject to an event of default with its obligations under the notes, the Company has the right to sell the notes to Allianz SE. During 2009, the notes were downgraded by S&P from BBB- to BB+, which is below investment grade. This gave the Company the right to sell the notes to Allianz SE; however, the Company chose not to exercise the right. The consideration to be delivered by Allianz SE will be equal to the notional amount of the notes. At the option of Allianz SE, such consideration will be paid either in cash or senior notes of Allianz SE or one of its financial subsidiaries. During 2012, the Hartford investment was redeemed and the related guarantee is no longer in effect.

(f)     Capital Contributions and Dividends

The Company paid cash dividends to AZOA in 2012 of $150,000. The Company paid a dividend via forgiveness of debt to AZOA in 2011 of $50,000. No dividends were paid by the Company in 2010.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

(g)         Reinsurance

On October 1, 2010, the Company created a subsidiary named Allianz Annuity Company of Missouri (AAMO), a captive reinsurance entity domiciled in Missouri with a $250 capital contribution. On December 22, 2010, an additional capital contribution was made for $288,234 to AAMO. On December 31, 2010, the Company ceded to AAMO, on a combined funds withheld coinsurance basis and modified coinsurance basis, a 20% quota share of the Company’s net liability of certain variable annuity policies written directly by the Company. The impact of this reinsurance agreement is eliminated through consolidation.

On September 29, 2009, the Company created a subsidiary named Allianz Life of Missouri, LLC (AZLMO), a captive reinsurance entity domiciled in Missouri with a $250 capital contribution. On December 31, 2009, the Company ceded to AZLMO, on a coinsurance basis and modified coinsurance basis, a 100% quota share of the Company’s net liability of level term life insurance policies and certain universal life insurance policies written directly by the Company. A letter of credit was issued under an existing letter of credit facility in which Allianz SE is the applicant and the face amount of the letter of credit is in a qualifying trust established by AZLMO. On December 31, 2009, an additional capital contribution was made for $282,000 to AZLMO. The impact of this reinsurance agreement is eliminated through consolidation. During 2010, the Company created a subsidiary named Allianz Life Insurance Company of Missouri, which was merged with AZLMO. There was no financial impact to the Company’s consolidated financial statements as a result of the merger.

The Company has reinsurance recoverables and receivables due to reinsurance agreements with other affiliated entities. Total affiliated reinsurance recoverables and receivables were $311 and $3,248 as of December 31, 2012 and 2011, respectively, and are included in reinsurance recoverables and receivables on the Consolidated Balance Sheets.

(17) Employee Benefit Plans

The Company participates in the Allianz Asset Accumulation Plan (AAAP), a defined contribution plan sponsored by Allianz of America Corporation (AZOAC). Eligible employees are immediately enrolled in the AAAP on their first day of employment. The AAAP will accept participants’ pretax, Roth 401(k), and/or after-tax contributions up to 80% of the participants’ eligible compensation, although contributions remain subject to annual limitations set by the IRS. In 2012, 2011, and 2010, the Company matched up to a maximum of 7.5% of the employees’ eligible compensation, respectively. Participants are 100% vested in the Company’s matching contribution after three years of service.

The AAAP administration expenses and the trust fund, including trustee fees, investment manager fees, and audit fees, are payable from the trust fund but may, at the Company’s discretion, be paid by the Company. Any legal fees are not paid from the trust fund, but are instead paid by the Company. It is the Company’s policy to fund the AAAP costs as incurred. The Company has expensed $11,827, $11,582, and $10,426 in 2012, 2011, and 2010, respectively, toward the AAAP matching contributions and administration expenses.

A defined group of highly compensated employees is eligible to participate in the AZOAC Deferred Compensation Plan. The purpose of the plan is to provide tax planning opportunities, as well as supplemental funds upon retirement. The plan is unfunded, meaning no assets of the Company have been segregated or defined to represent the liability for accrued assets under the plan. Employees are 100% vested upon enrollment in the plan for funds they have deferred. Employees’ funds are invested on a pay period basis and are immediately vested. Participants and the Company share the administrative fee. The accrued liability of $9,959 and $8,242 as of December 31, 2012 and 2011, respectively, is recorded in other liabilities on the Consolidated Balance Sheets.

The Company sponsors a nonqualified deferred compensation plan for a defined group of agents. The Company may decide to make discretionary contributions to the plan in the form and manner the Company determines. Discretionary contributions are currently determined based on production. The accrued liability of $12,798 and $9,178 as of December 31, 2012 and 2011, respectively, is recorded in other liabilities on the Consolidated Balance Sheets.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

The Company participates in a stock-based compensation plan sponsored by Allianz SE, which awards certain employees SARs and restricted stock units (RSUs) that are tied to Allianz SE stock. Allianz SE determines the number of SARs and RSUs granted to each participant. The Company records expense equal to the change in fair value of the units during the reporting period. A change in value of $5,653, $1,107, and $1,927 was recorded in 2012, 2011, and 2010, respectively, and is included in general and administrative expenses on the Consolidated Statements of Operations. The related liability of $8,797 and $3,786 as of December 31, 2012 and 2011, respectively, is recorded in other liabilities on the Consolidated Balance Sheets.

The Company participates in the Employee Stock Purchase Plan sponsored by AZOAC that is designed to provide eligible employees with an opportunity to purchase American Depository Shares (ADSs) of Allianz SE at a discounted price. An aggregate amount of 250,000 Ordinary Shares is reserved for this plan. Allianz SE determines the purchase price of the share based on the closing price of an Ordinary Share of Allianz SE on the Frankfurt stock exchange on the date of each purchase. Employees are given the opportunity to purchase these shares quarterly on predetermined dates set by Allianz SE. Employees are not allowed to sell or transfer the shares for a one-year period following the purchase settlement date. Effective October 26, 2009, the ADSs were delisted from the New York Stock Exchange and started trading on the U.S. over-the-counter market through the OTCQX (which is an online trading platform). The difference between the market price and the discount price, or the discount, is paid by the Company and amounted to $426, $379, and $310 in 2012, 2011, and 2010, respectively, and is recorded in other liabilities on the Consolidated Balance Sheets. The discount is reflected as taxable income in the year of purchase to employees.

The Company participates in the AZOAC Severance Allowance Plan. Under the AZOAC Severance Allowance Plan, all employees who are involuntarily terminated due to job elimination or reduction in force are eligible to receive benefits. The Company expensed $3,571, $601, and $1,553 in 2012, 2011, and 2010, respectively, toward severance payments.

The Company offers a life insurance benefit to eligible employees who retired on or before December 31, 1988, or who were hired before December 31, 1988, and who have at least 10 years of service when they reach age 55. The Company’s plan obligation at December 31, 2012 and 2011 was $1,034 and $837, respectively. This liability is included in other liabilities on the Consolidated Balance Sheets.

The Company’s plan assets, held in a Welfare Benefit Trust, at December 31, 2012 and 2011 were $3,711 and $14,776, respectively. The assets in this trust are used to prefund the Company’s self-insured medical plan. In previous years, the Company had also been funding claim payments as incurred. This caused the asset balance to continue to grow. During 2012, the asset balance was drawn down as a result of using the funds to pay claims.

(18) Statutory Financial Data and Dividend Restrictions

Statutory accounting practices prescribed or permitted by the Company’s state of domicile are directed toward insurer solvency and protection of policyholders. Accordingly, certain items recorded in financial statements prepared under GAAP are excluded or vary in calculation in determining statutory policyholders’ surplus and gain from operations. Currently, these items include, among others, DAC, furniture and fixtures, deferred taxes, and accident and health premiums receivable, which are more than 90 days past due, reinsurance, certain investments, and undeclared dividends to policyholders. Additionally, account balances and future policy benefit reserves calculated for statutory reporting do not include provisions for withdrawals.

The Company’s statutory capital and surplus reported in the statutory annual statement filed with the State of Minnesota as of December 31, 2012 and 2011 was $5,332,410 and $4,993,128, respectively.

The Company is required to meet minimum statutory capital and surplus requirements. The Company’s statutory capital and surplus as of December 31, 2012 and 2011 were significantly in excess of these requirements. The maximum amount of dividends that can be paid by Minnesota insurance companies to stockholders without prior approval of the Commissioner of Commerce is subject to restrictions relating to statutory earned surplus, also known as unassigned funds. Unassigned funds are determined in accordance with the accounting procedures and practices governing preparation of the statutory annual statement. In accordance with Minnesota Statutes, the Company may declare and pay from its surplus cash dividends of not more than the greater of 10% of its beginning-of-the-year statutory surplus, or the net gain from operations of the insurer, not including realized gains, for the 12-month period ending the 31st day of the next preceding year. Ordinary dividends of $539,518 can be paid in 2013 without prior approval of the Commissioner of Commerce.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

Regulatory Risk-Based Capital

An insurance enterprise’s state of domicile imposes minimum risk-based capital requirements that were developed by the NAIC. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of an enterprise’s regulatory total adjusted capital to its authorized control level risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. This ratio for the Company significantly exceeds required minimum thresholds as of December 31, 2012 and 2011.

(19) Commitments and Contingencies

The Company and its subsidiaries are named as defendants in various pending or threatened legal proceedings, including four putative and certified class action proceedings, arising from the conduct of their business. Two of the class action lawsuits have been certified as class actions, and have been consolidated. One of the other putative class action lawsuits is pending in the United States District Court, Eastern District of Arkansas and has been stayed. The other putative class action lawsuit is pending in the United States District Court for the District of Minnesota. The Company intends to vigorously contest the lawsuits, but may pursue settlement negotiations in some cases, if appropriate. The outcome of these cases is uncertain at this time, and there can be no assurance that such litigation, or any future litigation, will not have a material adverse effect on the Company and/or its subsidiaries. In 2007 and in 2011, the Company settled two class action lawsuits. With respect to those settlements, uncertainty remains regarding the Company’s ultimate obligations due to the fact that it will depend upon future policy owner behavior and elections. The Company recognizes legal costs for defending itself as incurred. When evaluating litigation, claims, and assessments, management considers the nature of the litigation, progress of the case, opinions, or views of legal counsel, as well as prior experience in similar cases. Management uses this information to assess whether the amount of loss can be reasonably estimated prior to making any accruals.

The Company is contingently liable for possible future assessments under regulatory requirements pertaining to insolvencies and impairments of unaffiliated insurance companies. Provision has been made for assessments currently received and assessments anticipated for known insolvencies.

The financial services industry, including mutual funds, variable and fixed annuities, life insurance, distribution companies, and broker-dealers, has been the subject of close scrutiny by regulators, legislators, and the media over the past few years.

Federal and state regulators, such as state insurance departments, state securities departments, the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning various selling practices, including suitability reviews, product exchanges, sales to seniors, and compliance with, among other things, insurance laws and securities laws. State regulators have also been investigating various practices relating to unclaimed property. In certain instances, these investigations have led to regulatory enforcement proceedings. The Company is subject to ongoing market conduct examinations and investigations by regulators, which may have a material adverse effect on the Company. Management assesses whether the amount can be reasonably estimated prior to making any accruals.

In December 2008, the SEC adopted a rule (Rule 151A) having the effect of categorizing most fixed-indexed annuity products as securities. This rule, if it had become fully operational, would subject issuers of fixed-indexed annuity products to SEC jurisdiction for purposes of registration and disclosure, advertising and marketing, suitability, and requirements as to the distribution of products through registered broker-dealers. In October 2010, several months after the Federal Court of Appeals for the District of Columbia Circuit vacated Rule 151A, the SEC withdrew the rule. As a result, issuers of fixed-indexed annuity products will not be under the SEC’s purview, rather they will remain subject to state insurance regulation as long as insurers comply with the provisions of the Harkin Amendment, passed as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. It can be expected that annuity product design and sales practices will be an ongoing source of increasing regulatory scrutiny and enforcement actions, litigation, and rulemaking. Similarly, private litigation regarding sales practices is ongoing against a number of insurance companies.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

This could result in legal precedents and new industry-wide legislation, rules, and regulations that could significantly affect the financial services industry, including life insurance and annuity companies. It is unclear at this time whether any such litigation or regulatory actions will have a material adverse effect on the Company in the future. Management assesses whether the amount can be reasonably estimated prior to making any accruals.

The Company holds a minority equity interest in a certain field marketing organization. Certain provisions within the stockholder’s agreement require the Company to purchase all of the stock in the entity if and when principals of the field marketing organization choose to exercise certain available options. The exercise period for the put option is the first 120 days of each calendar year commencing on January 1, 2011, and expiring on April 30, 2014. If the put option was exercised, requiring the Company to purchase all of the stock in the entity, the total purchase price that would be paid by the Company based on current calculations would be $6,957.

The Company has a limited partnership investment that requires a commitment of capital. The Company had capital commitments of $10,000 and $12,000, of which $7,573 and $8,354 has been funded, at December 31, 2012 and 2011, respectively.

The Company has private placement investments that may require a commitment of capital within the next year. The Company had capital commitments of $0 and $58,000 at December 31, 2012 and 2011, respectively.

The Company has commercial mortgage loan investments that require additional commitments of capital within the next year. The Company had capital commitments for new mortgage loans of $215,000 and $72,940 at December 31, 2012 and 2011, respectively.

The Company leases office space and certain furniture and equipment pursuant to operating leases with some leases containing renewal options and escalation clauses. Expense for all operating leases was $2,569, $3,065, and $3,138 in 2012, 2011, and 2010, respectively. The future minimum lease payments required under operating leases are as follows:

2013	$1,664
2014	833
2015	377
2016	159
2017	24
2018 and beyond	60
Total	$3,117

The Company had capital leases to finance furniture and equipment for the Company’s headquarters. These leases were all terminated in 2010 and new leases were entered into in 2011. No new leases were entered into in 2012. The cost and accumulated depreciation of the financed assets were $2,976 and $868 at December 31, 2012, and $2,976 and $0 at December 31, 2011, respectively, and are included in other assets. Depreciation on the financed assets was $868, $0, and $749 in 2012, 2011, and 2010, respectively.

The future minimum lease payments and present value of the net minimum lease payments are as follows:

2013	$939
2014	939
2015	783
2016	—
2017	—
2018 and beyond	—
Total	$2,661

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

The Company owns one commercial real estate investment property. In 2012, this property was reclassified from real estate held for investment to held for sale within other assets and is leased to various tenants. The typical lease period is five to ten years with some leases containing renewal options. Under net leases in addition to their base rent, the tenants are directly responsible for the payment of property taxes, insurance, and maintenance costs relating to the leased property. Under gross leases, the tenants pay a rent amount grossed up to include the cost of taxes, insurance, and maintenance. Future minimum lease receipts under noncancelable leasing arrangements as of December 31, 2012 reflect the expected sale in 2013 and are as follows:

2013	$84
2014	—
2015	—
2016	—
2017	—
2018 and beyond	—
Total	$84

The Company has a service agreement (the agreement) with certain broker-dealers for a marketing support program related to the distribution of select variable insurance products. Under the agreement, the Company pays a base service fee of 0.10% on the amount of variable insurance products under management at the commencement of the agreement. An additional service fee of 0.15% is calculated on the total variable insurance products under management held in excess of this base amount. The fee is calculated on a monthly basis and is paid quarterly. Either party may terminate the agreement with a 90-day notice. Upon termination, the service fee continues to be paid from the date of termination for a period of ten years provided that the broker-dealer is not in material breach of the contract. In the event of termination, the Company has calculated its total commitment at December 31, 2012 to be $5,039 annually with a total commitment of $50,394. The calculation was based on the total variable insurance products under management as of December 31, 2012 due to the variability in estimating future assets under management (such as sales, lapse rate, and fund performance). Total expense under the agreement amounted to $5,095, $4,298, and $3,495 in 2012, 2011, and 2010, respectively.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

(20) Capital Structure

The Company is authorized to issue three types of capital stock, as outlined in the table below:

	Authorized,			Voluntary or
	issued, and	Par value,		involuntary
	outstanding	per share	Redemption rights	liquidation rights
Common stock	40,000,000	$1.00	None	None
20,000,001
20,000,001
Preferred stock:
Class A	200,000,000	$1.00	Designated by Board	Designated by Board
	18,903,484		for each series issued	for each series issued
18,903,484
Class A, Series A	8,909,195	1.00	$35.02 per share plus	$35.02 per share plus
	8,909,195		an amount to yield a	an amount to yield a
	8,909,195		compounded annual	compounded annual
			return of 6%, after	return of 6%, after
			actual dividends paid	actual dividends paid
Class A, Series B	10,000,000	1.00	$35.02 per share plus	$35.02 per share plus
	9,994,289		an amount to yield a	an amount to yield a
	9,994,289		compounded annual	compounded annual
			return of 6%, after	return of 6%, after
			actual dividends paid	actual dividends paid
Class B	400,000,000	1.00	Designated by Board	Designated by Board
			for each series issued	for each series issued

Holders of Class A preferred stock and of common stock are entitled to one vote per share with respect to all matters presented to or subject to the vote of shareholders. Holders of Class B preferred stock have no voting rights. All issued and outstanding shares are owned by AZOA. See note 1 for further discussion.

Each share of Class A preferred stock is convertible into one share of the Company’s common stock. The Company may redeem any or all of the Class A preferred stock at any time. Dividends will be paid to each class of stock only when declared by the BOD. In the event a dividend is declared, dividends must be paid to holders of Class A preferred stock, Class B preferred stock, and common stock, each in that order.

As discussed in notes 2 and 16, the Company carried out various capital transactions with related parties during 2012, 2011, and 2010.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

(21) Foreign Currency Translation

An analysis of foreign currency translation, net of tax for the respective years ended December 31 is as follows:

	2012	2011	2010
Beginning amount of cumulative translation adjustments	$13,389	13,930	12,588
Aggregate adjustment for the period
resulting from translation adjustments	929	(832)	2,065
Amount of income tax (benefit) expense
for the period related to aggregate
adjustment	(325)	291	(723)
Net aggregate translation
included in equity	604	(541)	1,342
Ending amount of cumulative translation
adjustments	$13,993	13,389	13,930
Canadian foreign exchange rate at
end of year	1.00432	0.98208	1.00639

(22) Segment Information

The Company has organized its principal operations into the following segments: Individual Annuities, Life, Questar, and Legacy products.

The Individual Annuities segment consists of fixed, fixed-indexed, and variable annuities that are provided through independent distribution channels made up of agents and registered representatives. Revenues for the Company’s fixed annuity products are primarily earned as net investment income on invested assets supporting fixed account balances, with profitability driven by the spread between net investment income earned and interest credited to account balances. Revenues for the Company’s variable annuity products are primarily earned as management and expense fees charged on underlying account balances.

The Life segment issues fixed-indexed universal life insurance products, as well as maintains term and whole life in-force blocks that the Company no longer sells or distributes. In 2012, the Company identified this segment as an emerging focus. The primary sources for revenue for this segment are premiums, fees, and charges that the Company receives to assume insurance related risk, in addition to earning a spread on net investment income on invested assets.

The Questar segment consists of two wholly owned subsidiaries, Questar Capital Corporation (Questar Capital) and Questar Asset Management, Inc. (QAM). Questar Capital is registered as a broker-dealer under the Securities Exchange Act of 1934 and operates as a retail broker-dealer. QAM provides portfolio management for clients and revenue is driven by fees received based on assets under management. Questar Capital distributes a full range of securities products, including mutual funds and variable life insurance and annuity contracts. Questar Capital also processes general securities transactions through a clearing arrangement with Pershing, LLC.

The Legacy business consists of closed blocks of LTC and Special Markets products. The Special Markets products include individual and group annuity and life products, including universal life and term life insurance. Although Legacy products are part of the consolidated results, the Company does not allocate additional resources to these areas other than to maintain the operational support to its current customers.

The Company does not maintain segregated investment portfolios for each segment. All interest and similar income, net and realized investment gains, net are allocated to the segments. Assets are only monitored at the total company level, and as such, asset disclosures by segment are not included herein.

Income and expense related to assets backing policyholder reserves are allocated to the segments based on policyholder reserve levels. The results of our Individual Annuity, Life, and Legacy segments also reflect allocation of income and expense related to assets backing surplus. Income and expense related to assets backing surplus are allocated to the segments based on required capital levels for each segment and are excluded from estimated gross profits used in reserve and DAC model projections.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

Unconsolidated segment results are reconciled to consolidated statement of operations amounts in the tables below:

	Year ended December 31, 2012
	Individual			Legacy
	annuities	Life	Questar	products	Eliminations	Consolidated
Revenue:
Net premiums and policy fees	$821,192	93,795	—	134,170	—	1,049,157
Interest and similar income, net	3,514,953	67,509	(20)	49,964	—	3,632,406
Derivative (loss) income	(171,380)	12,094	—	(201)	—	(159,487)
Realized investment gains, net	227,392	1,418	—	1,099	—	229,909
Fee, commission, and other
revenue	189,120	295	72,917	7,594	(29,220)	240,706
Total revenue (loss)	4,581,277	175,111	72,897	192,626	(29,220)	4,992,691
Benefits and expenses:
Net benefits and expenses	2,656,502	92,872	—	140,829	—	2,890,203
General and administrative and
commission	1,300,668	118,602	90,580	24,849	(29,220)	1,505,479
Change in deferred acquisition
costs, net	729,277	(58,368)	—	13,441	—	684,350
Total benefits and
expenses	4,686,447	153,106	90,580	179,119	(29,220)	5,080,032
Pretax (loss) income	$(105,170)	22,005	(17,683)	13,507	—	(87,341)
Current income taxes:						280,018
Deferred income taxes:						(324,977)
Total income tax
benefit						(44,959)
Net loss						$(42,382)

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

	Year ended December 31, 2011
	Individual			Legacy
	annuities	Life	Questar	products	Eliminations	Consolidated
Revenue:
Net premiums and policy fees	$705,258	84,421	—	136,516	—	926,195
Interest and similar income, net	3,418,279	58,941	(39)	42,835	—	3,520,016
Derivative loss	(197,364)	(6,472)	—	(488)	—	(204,324)
Realized investment gains, net	109,607	1,519	—	1,024	—	112,150
Fee, commission, and other
revenue	149,516	55	69,951	8,215	(5,552)	222,185
Total revenue (loss)	4,185,296	138,464	69,912	188,102	(5,552)	4,576,222
Benefits and expenses:
Net benefits and expenses	3,535,771	74,599	—	114,422	—	3,724,792
General and administrative and
commission	1,418,280	74,851	87,050	18,934	(5,552)	1,593,563
Change in deferred acquisition
costs, net	(729,330)	(22,646)	—	16,825	—	(735,151)
Total benefits and
expenses	4,224,721	126,804	87,050	150,181	(5,552)	4,583,204
Pretax (loss) income	$(39,425)	11,660	(17,138)	37,921	—	(6,982)
Current income taxes						(63,316)
Deferred income taxes						5,441
Total income tax
benefit						(57,875)
Net loss						$50,893

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(In thousands, except share data and security holdings quantities)

	Year ended December 31, 2010
	Individual			Legacy
	annuities	Life	Questar	products	Eliminations	Consolidated
Revenue:
Net premiums and policy fees	$666,146	83,559	—	126,267	—	875,972
Interest and similar income, net	3,236,126	53,016	(28)	35,793	—	3,324,907
Derivative (loss) income	(352,832)	2,491	—	(1,011)	—	(351,352)
Realized investment gains, net	578,392	2,784	—	1,940	—	583,116
Fee, commission, and other
revenue	148,254	276	63,607	16,507	(5,669)	222,975
Total revenue (loss)	4,276,086	142,126	63,579	179,496	(5,669)	4,655,618
Benefits and expenses:
Net benefits and expenses	2,619,544	59,267	—	113,772	—	2,792,583
General and administrative and
commission	1,438,687	59,797	76,636	24,410	(5,669)	1,593,861
Change in deferred acquisition
costs, net	(187,712)	9,492	—	19,799	—	(158,421)
Total benefits and
expenses	3,870,519	128,556	76,636	157,981	(5,669)	4,228,023
Pretax (loss) income	$405,567	13,570	(13,057)	21,515	—	427,595
Current income taxes						282,145
Deferred income taxes						(173,073)
Total income tax
benefit						109,072
Net loss						$318,523

(23) Subsequent Events

No material subsequent events have occurred since December 31, 2012 through March 25, 2013 that require adjustment to the financial statements.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

Schedule I

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Summary of Investments – Other than Investments in Related Parties
December 31, 2012
(In thousands)

Type of investment	Cost (1)	Fair value	Amount at which shown in the consolidated balance sheets
Fixed-maturity securities:
Fixed-maturity securities, available-for-sale:
U.S. government	$880,251	1,009,447	1,009,447
Agencies not backed by the full faith and credit of the U.S. government	744,623	873,624	873,624
States and political subdivisions	3,891,615	4,473,633	4,473,633
Foreign government	460,615	523,994	523,994
Public utilities	4,512,465	5,394,379	5,394,379
Corporate securities	35,834,283	40,937,472	40,937,472
Mortgage-backed securities	13,263,966	14,893,697	14,893,697
Collateralized mortgage obligations	15,225	17,150	17,150
Collateralized debt obligations	48,993	54,766	54,766
Total fixed-maturity securities, available-for-sale	59,652,036	68,178,162	68,178,162
Fixed-maturity securities, trading:
Corporate securities	2,950	3,042	3,042
Total fixed-maturity securities, trading	2,950	3,042	3,042
Fixed-maturity securities, held-to-maturity:
Collateralized debt obligations	474,936	486,553	474,936
Corporate securities	138	162	138
Total fixed-maturity securities, held-to-maturity	475,074	486,715	475,074
Total fixed-maturity securities	60,130,060	68,667,919	68,656,278
Equity securities:
Equity securities, trading:
Common stocks:
Industrial and miscellaneous	25,284	$28,795	28,795
Total equity securities	25,284	$28,795	28,795
Other investments:
Mortgage loans on real estate, net	6,045,334		6,045,334
Short-term securities	5,502		5,502
Derivatives	490,149		490,149
Loans to affiliates	28,725		28,725
Policy loans	163,768		163,768
Acquired loans	216,062		216,062
Other invested assets	23,262		23,262
Total other investments	6,972,802		6,972,802
Total investments	$67,128,146		$75,657,875
(1)	Original cost of equity securities and, as to fixed-maturities, original cost reduced by repayments and adjusted for amortization of premiums, accrual discounts, or impairments.
See accompanying report of independent registered public accounting firm.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

Schedule II

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Supplementary Insurance Information
As of and for the years ended December 31, 2012, 2011, and 2010
(In thousands)

	December 31
	Deferred acquisition costs	Deferred sales inducements	Account balances and future policy benefit reserves	Unearned premiums	Policy and contract claims
2012:
Annuities	$2,079,949	$670,988	70,325,143	294	—
Life	239,654	2,956	1,492,835	32,327	3,913
Questar	—	—	—	—	—
Legacy	73,855	—	3,182,71	56,262	354,819
	$2,393,458	673,944	75,000,691	88,883	358,732
2011:
Annuities	$4,478,296	$1,165,125	70,570,967	872	682
Life	211,633	2,611	1,289,507	27,569	3,886
Questar	—	—	—	—	—
Legacy	87,295	—	3,056,520	57,586	289,441
	$4,777,224	1,167,736	74,916,994	86,027	294,009
2010:
Annuities	$5,006,777	$1,166,51	65,543,991	2,794	710
Life	208,049	(1,936)	1,165,441	16,216	4,234
Questar	—	—	—	—	—
Legacy	86,038	(3,009)	2,881,068	60,741	248,055
	$5,300,864	1,161,568	69,590,500	79,751	252,999

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

Schedule II

ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA AND SUBSIDIARIES
Supplementary Insurance Information
As of and for the years ended December 31, 2012, 2011, and 2010
(In thousands)

	Year ended December 31
	Net premium and policy fees	Interest and similar income, net	Net benefits	Net change in deferred sales inducements*	Net change in policy acquisition costs**	Other operating expenses
2012:
Annuities	$821,192	3,514,953	2,571,623	84,879	729,277	1,278,880
Life	93,795	67,509	93,390	(518)	(58,368)	111,170
Questar	—	(20)	—	—	—	90,580
Legacy	134,170	49,964	140,829	—	13,441	24,849
	$1,049,157	3,632,406	2,805,842	84,361	684,350	1,505,479
2011:
Annuities	$705,258	3,418,279	3,778,871	(243,100)	(729,330)	1,418,231
Life	84,421	58,941	76,137	(1,538)	(22,646)	69,361
Questar	—	(39)	—	—	—	87,037
Legacy	136,516	42,835	114,422	—	16,825	18,934
	$926,195	3,520,016	3,969,430	(244,638)	(735,151)	1,593,563
2010:
Annuities	$666,146	3,236,126	2,900,359	(280,815)	(187,712)	1,438,631
Life	83,559	53,016	59,640	(373)	9,492	55,044
Questar	—	(28)	—	—	—	75,776
Legacy	126,267	35,793	113,772	—	19,799	24,410
	$875,972	3,324,907	3,073,771	(281,188)	(158,421)	1,593,861
* See note 10 for aggregate gross amortization of deferred sales inducements.
** See note 9 for aggregate gross amortization of deferred acquisition costs.
See accompanying report of independent registered public accounting firm.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

Years ended	Direct amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
December 31, 2012:
Life insurance in force	$24,257,515	16,420,252	91,346	7,928,609	1.2%
Premiums and policy fees:
Life	$138,180	42,900	851	96,131	0.9
Annuities	819,359	27	(318)	819,014	—
Accident and health	189,659	81,256	25,609	134,012	19.1
Total premiums and policy fees	$1,147,198	124,183	26,142	1,049,157	2.5
December 31, 2011:
Life insurance in force	$22,944,148	14,794,998	94,733	8,243,883	1.1
Premiums and policy fees:
Life	$129,223	42,649	878	87,452	1.0
Annuities	701,350	(2,116)	(442)	703,024	(0.1)
Accident and health	204,838	91,457	22,338	135,719	16.5
Total premiums and policy fees	$1,035,411	131,990	22,774	926,195	2.5
December 31, 2010:
Life insurance in force	$22,180,590	15,140,327	100,454	7,140,717	1.4
Premiums and policy fees:
Life	$131,024	50,397	914	81,541	1.1
Annuities	664,392	635	(526)	663,231	(0.1)
Accident and health	217,659	103,679	17,220	131,200	13.1
Total premiums and policy fees	$1,013,075	154,711	17,608	875,972	2.0%
See accompanying report of independent registered public accounting firm.
The Life and Annuities categories above are prescribed splits based on product and will differ from the results of the Life and Individual Annuity segments.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

FOR SERVICE OR MORE INFORMATION

You can review and copy information about us, the Separate Account, the prospectus and the SAI at the SEC’s Public Reference Room in Washington, D.C. You may obtain information about the operation of the Public Reference Room by calling (202) 551-8090.

The SEC also maintains a website (http://www.sec.gov). The prospectus, the SAI and other information about the Contract are available on the EDGAR database on the SEC’s website. If you do not have access to the website, you can get copies of information from the website upon payment of a duplication fee by writing to:

Public Reference Section of the Commission

100 F Street, NE

Washington, DC 20549

OUR SERVICE CENTER

If you need customer service (for Contract changes, information on Contract Values, requesting a withdrawal or transfer, changing your allocation instructions, etc.) please contact our Service Center at (800) 624-0197.

To send an application or additional Purchase Payment, please mail to us as follows:

For sending an application or general customer service without a check:	For sending an application or additional Purchase Payment with a check:
REGULAR MAIL	REGULAR MAIL
Allianz Life Insurance Company of North America	Allianz Life Insurance Company of North America
P.O. Box 561	NW5989
Minneapolis, MN 55440-0561	P.O. Box 1450
Minneapolis, MN 55485-5989

OVERNIGHT, CERTIFIED, OR REGISTERED MAIL	OVERNIGHT, CERTIFIED, OR REGISTERED MAIL
Allianz Life Insurance Company of North America	Allianz Life Insurance Company of North America
5701 Golden Hills Drive	NW5989
Golden Valley, MN 55416-1297	1801 Parkview Drive
Shoreview, MN 55126

NOTE: Checks sent to the wrong address for applications or additional Purchase Payments are forwarded to the 1801 Parkview Drive address listed above, which may delay processing.

Until May 1, 2014, all dealers that effect transactions in these securities may be required to deliver a prospectus.

Allianz Index AdvantageSM Prospectus – [To be added by pre-effective amendment]

PART B – SAI

STATEMENT OF ADDITIONAL INFORMATION
ALLIANZ INDEX ADVANTAGESM
INDIVIDUAL FLEXIBLE PURCHASE PAYMENT VARIABLE AND INDEX-LINKED DEFERRED ANNUITY CONTRACT

Issued by

ALLIANZ LIFE® VARIABLE ACCOUNT B (the Separate Account) and
ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA (Allianz Life, we, us, our)

This Statement of Additional Information (SAI) is incorporated by reference into the prospectus that has been filed as Part A of the Registration Statement. This SAI should be read in conjunction with the prospectus. Definitions of capitalized terms can be found in the glossary of the prospectus. The prospectus is incorporated in this SAI by reference.

The prospectus for the Contract concisely sets forth information that a prospective investor ought to know before investing. For a copy of the Contract’s prospectus, call or write us at:

Allianz Life Insurance Company of North America
5701 Golden Hills Drive
Minneapolis, MN 55416
(800) 624-0197

Table of Contents

Legal Opinions………………………………………………………..	2	Income Tax Withholding…………………….………..	9
Distributor……………………………………………………………..	2	Multiple Contracts…………………………………….	9
Federal Tax Status…………………………………………………...	3	Partial 1035 Exchanges………………………………	9
Annuity Contracts in General……………………………………	3	Assignments, Pledges and Gratuitous Transfers….	9
Taxation of Annuities in General………………………………..	3	Death Benefits…………………………………………	9
Qualified Contracts……………………………………………….	3	Federal Estate Taxes…………………………………	10
Purchasing a Qualified Contract………………………………..	5	Generation-Skipping Transfer Tax………………….	10
Distributions Qualified Contracts………………………………..	6	Foreign Tax Credits…………………………………..	10
Distributions Non-Qualified Contracts………………………….	7	Possible Tax Law Changes………………………….	10
Required Distributions……………………………………………	7	Annuity Payments………………………………………..	11
Withholding………………………………………………………..	8	Annuity Payment Options……………………………	11
Diversification……………………………………………………..	8	Appendix – Death of the Owner and/or Annuitant…	12
Owner Control…………………………………………………….	8
Contracts Owned by Non-Individuals…………………………..	8
Annuity Purchases by Nonresident Aliens and Foreign
Corporations…………………………………………………...	8

Dated: [To be added by pre-effective amendment]

INDEXADVSAI-____

Allianz Index AdvantageSM Statement of Additional Information – [To be added by pre-effective amendment]

1

LEGAL OPINIONS

Stewart D. Gregg, Senior Securities Counsel of Allianz Life, has provided legal advice on certain matters in connection with the issuance of the Contracts.

DISTRIBUTOR

Allianz Life Financial Services, LLC (Allianz Life Financial), a wholly owned subsidiary of Allianz Life Insurance Company of North America, acts as the distributor of the Contracts.

Allianz Life Financial sells annuity contracts issued by Allianz Life primarily through “wholesaling,” in which Allianz Life Financial sells contracts through a large group of mostly non-affiliated broker/dealer firms. Currently, Allianz Life Financial has agreements with approximately 901 retail broker/dealers to sell its contracts.

We pay commissions for Contract sales. Allianz Life Financial passes through most of the commissions it receives to the selling firms. Allianz Life Financial received commissions for contracts issued under Allianz Life Variable Account B in the following amounts during the last three calendar years:

Calendar Year	Aggregate Amount of Commissions Paid to Allianz Life Financial	Aggregate Amount of Commissions Retained by Allianz Life Financial After Payments to Selling Firms
2010	$220,761,073.60	$0
2011	$264,909,554.57	$0
2012	$256,459,224.79	$0
As described in the prospectus, Allianz Life Financial may pay marketing support payments to certain third-party firms for marketing our contracts. Currently, Allianz Life Financial makes marketing support payments to approximately 44 broker-dealer firms. These payments vary in amount. In 2012, the five firms receiving the largest payments, ranging from $818,525 to $5,094,835, are listed below. Marketing support payments may also be made to managers of Variable Options or their affiliates for providing Variable Option information and marketing support. In addition, Allianz Life Financial may make marketing support payments to investment advisory firms marketing the Contract.

Firm Name
LPL Financial Network
The Advisor Group Network
Wells Fargo Network
National Planning Holdings
HD Vest Investment Services

Allianz Index AdvantageSM Statement of Additional Information – [To be added by pre-effective amendment]

2

FEDERAL TAX STATUS

NOTE: The following description is based upon our understanding of current federal income tax law applicable to annuities in general. We cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. We do not guarantee the tax status of the Contracts. Purchasers bear the complete risk that the Contracts may not be treated as “annuity contracts” under federal income tax laws. It should be further understood that the following discussion is not exhaustive and that special rules not described herein may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

ANNUITY CONTRACTS IN GENERAL

Annuity contracts are a means of setting aside money for future needs – usually retirement. Congress recognized the importance of saving for retirement and provided special rules in the Internal Revenue Code (Code) for annuities.

These rules generally provide that you will not be taxed on any earnings on the money held in your annuity until you take the money out. This is called tax deferral. There are different rules regarding how you will be taxed, depending upon how you take the money out and whether the annuity is Qualified or Non-Qualified (see the following discussion in this section).

If you do not purchase the Contract under a tax qualified retirement plan, the Contract is referred to as a Non-Qualified Contract.

TAXATION OF ANNUITIES IN GENERAL

Section 72 of the Internal Revenue Code of 1986, as amended (the Code) governs taxation of annuities in general. An Owner is generally not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as Annuity Payments. For a lump sum payment received as a full withdrawal (total redemption) or death benefit, the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract (your investment). For Non-Qualified Contracts, this cost basis is generally the Purchase Payments, while for Qualified Contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates. A partial withdrawal results in tax on any gain in the Contract (for example, the difference, if any, between the Contract Value immediately before the withdrawal, unreduced by any charges, and the Contract’s tax basis). Lump sum withdrawals, whether partial or full, may also be subject to a federal penalty tax equal to 10% of the taxable amount if you are less than 59½ years old.

For Annuity Payments, the portion of each payment included in income equals the excess of the payment over the exclusion amount. The exclusion amount for fixed Annuity Payments is determined by multiplying the Annuity Payment by the ratio that the investment in the Contract (adjusted for any period certain or refund guarantee) bears to the expected return under the Contract. Annuity Payments received after the investment in the Contract has been recovered (for example, when the total of the excludable amounts equal the investment in the Contract) are fully taxable. The taxable portion of an Annuity Payment is taxed at ordinary income tax rates. For certain types of Qualified Contracts there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Owners, Annuitants and Beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

We are taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from us, and its operations form a part of Allianz Life.

QUALIFIED CONTRACTS

If you purchase the Contract under a pension or retirement plan that is qualified under the Code, the Contract is referred to as a Qualified Contract. Qualified Contracts are subject to special rules. Adverse tax consequences may result if contributions, distributions, and transactions in connection with the Qualified Contract do not comply with the law.

A Qualified Contract does not provide any necessary or additional tax deferral if it is used to fund a qualified plan that is tax deferred. However, the Contract has features and benefits other than tax deferral that may make it an appropriate investment for a qualified plan. You should consult your tax adviser regarding these features and benefits before purchasing a Qualified Contract.

Allianz Index AdvantageSM Statement of Additional Information – [To be added by pre-effective amendment]

3

Types of Qualified Contracts

We may issue the following types of Qualified Contracts.

•
Traditional Individual Retirement Annuity. Section 408 of the Code permits eligible individuals to maintain Individual Retirement Annuities (IRAs). IRA contributions are limited each year to the lesser of a dollar amount specified in the Code or 100% of the amount of earned income included in the Owner’s income. You cannot make contributions once the Owner reaches age 70½. Contributions may be tax deductible based on the Owner’s income. The limit on the amount contributed to an IRA does not apply to distributions from certain other types of qualified plans that are “rolled over” on a tax-deferred basis into an IRA. Purchasers of a Contract for use with IRAs have the right to revoke their purchase within seven days of the earlier of the establishment of the IRA or their purchase.

•
Roth IRA. Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are limited each year to the lesser of a dollar amount specified in the Code or 100% of the amount of earned income included in the Owner’s income. Contributions are also limited or prohibited if the Owner’s income is above certain limits. Contributions must be made in cash or as a rollover or transfer from another Roth IRA.

Conversions to a Roth IRA from a Traditional IRA or other eligible qualified retirement plan are permitted regardless of an individual’s income. A conversion to a Roth IRA results in a taxable event, but not a 10% federal penalty tax for early withdrawal if certain qualifications are met (please consult your tax adviser for more details).

Distributions from a Roth IRA generally are not subject to income tax if the Roth IRA has been held for five years (starting with the year in which the first contribution is made to any Roth IRA) and the Owner satisfies a triggering event such as attaining age 59½, death, disability or a first time homebuyer (subject to a $10,000 lifetime limit).

Distribution before satisfying the five year period or triggering event requirement may subject the distribution to ordinary income tax and the 10% federal penalty tax for early withdrawal. Please be aware that each Roth IRA conversion has its own five year holding period requirement.

•
Inherited IRA. The Code permits beneficiaries of investments that were issued under certain tax-qualified pension or retirement plans to directly transfer the death benefit from that investment into a variable annuity contract (Inherited IRA Contract). Inherited IRA Contracts must satisfy the required minimum distribution rules that apply to a beneficiary. Inherited IRA Contracts are not currently available under this Contract. However, that may change in the future.

•
Simplified Employee Pension (SEP) IRA. Employers may establish Simplified Employee Pension (SEP) IRAs under Code Section 408(k) to provide IRA contributions on behalf of their employees. In addition to all of the general rules governing IRAs, such plans are subject to additional requirements and different contribution limits.

Qualified Plans: Pension and Profit-Sharing Plans. A qualified plan is a retirement or pension plan that meets the requirements for tax qualification under the Code. Sections 401(a) and 401(k) of the Code permit employers, including self-employed individuals, to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees are not included in the gross income of the employee until distributed from the plan. The tax consequences to participants may vary, depending upon the particular plan design. However, the Code places limitations and restrictions on all plans, including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions and withdrawals. Participant loans are not allowed under the Contracts purchased in connection with these plans.

If the Contract is an investment for assets of a qualified plan under Section 401 of the Code, the plan is both the Owner and the Beneficiary. The authorized signatory or plan trustee for the plan must make representations to us that the plan is qualified under the Code on the Issue Date and is intended to continue to be qualified for the entire Accumulation Phase of the Contract, or as long as the qualified plan owns the Contract. The qualified plan may designate a third party administrator to act on its behalf. All tax reporting is the responsibility of the plan. In the event the qualified plan instructs us to roll the plan assets into an IRA for the Annuitant under this Contract, we change the qualification type of the Contract to an IRA and make the Annuitant the Owner. The qualified plan is responsible for any reporting required for the rollover transactions.

Purchasers of Contracts for use with pension or profit-sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment. We may choose not to allow pension or profit-sharing plans to purchase this Contract.

Allianz Index AdvantageSM Statement of Additional Information – [To be added by pre-effective amendment]

4

PURCHASING A QUALIFIED CONTRACT

The Contract is designed to be used under various types of qualified plans. Because of the minimum Purchase Payment requirements, these Contracts may not be appropriate for some periodic payment retirement plans. Taxation of participants in each Qualified Contract varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Contract may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into our administrative procedures. We are not bound by the terms and conditions of such plans to the extent such terms conflict with the terms of a Contract, unless we specifically consent to be bound. Owners, participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law.

The tax rules regarding qualified plans are very complex and have differing applications, depending on individual facts and circumstances. Each purchaser should obtain competent tax advice before purchasing a Contract issued under a qualified plan.

On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer’s deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by us in connection with qualified plans may utilize annuity tables that do not differentiate on the basis of sex.

Generally, Contracts issued pursuant to qualified plans are not transferable except upon withdrawal or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to withdrawals from Qualified Contracts.

Many withdrawals from Qualified Contracts can be rolled over to an IRA or another qualified retirement plan. If you receive a withdrawal from a Qualified Contract that could be rolled over and you do not elect to make a direct rollover of that amount to an IRA or qualified plan, by law 20% of the taxable amount must be withheld for taxes. In situations where this mandatory tax withholding does not apply, other tax amounts may be withheld unless you elect out of the withholding. You may request more detailed information about income tax withholding at the time of a withdrawal.

Allianz Index AdvantageSM Statement of Additional Information – [To be added by pre-effective amendment]

5

DISTRIBUTIONS – QUALIFIED CONTRACTS

Distributions from Qualified Contracts are subject to ordinary income tax. Special rules may apply to withdrawals from certain types of Qualified Contracts, including Roth IRAs. You should consult with your qualified plan sponsor and tax adviser to determine how these rules affect the distribution of your benefits.

Section 72(t) of the Code provides that any amount received under a Qualified Contract, which is included in income, may be subject to a federal penalty tax. The amount of the federal penalty tax is equal to 10% of the amount that is included in income. Some distributions will be exempt from the federal penalty tax. There is an exception to this 10% federal penalty tax for:

1)	distributions made on or after the date you (or the Annuitant as applicable) reach age 59½;

2)	distributions following your death or disability (or the Annuitant as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code);

3)	after separation from service, paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity;

4)	distributions made to you to the extent such distributions do not exceed the amount allowed as a deduction under Code Section 213 for amounts paid during the tax year for medical care;

5)	distributions made on account of an IRS levy upon the Qualified Contract;

6)
distributions from an IRA for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for you and your spouse and dependents if you have received unemployment compensation for at least 12 weeks (this exception will no longer apply after you have been re-employed for at least 60 days);

7)	distributions from an IRA made to you, to the extent such distributions do not exceed your qualified higher education expenses (as defined in Section 72(t)(7) of the Code) for the tax year;

8)	distributions from an IRA which are qualified first-time homebuyer distributions (as defined in Section 72(t)(8) of the Code);

9)	distributions made to an alternate Payee pursuant to a qualified domestic relations order (does not apply to an IRA); and

10)
a reservist called to active duty after September 11, 2001, for a period in excess of 179 days (or for an indefinite period), distributions from IRAs or amounts attributable to elective deferrals under a 401(k) plan made during such active period.

The exception stated in (3) above applies to an IRA without the requirement that there be a separation from service. With respect to (3) above, if the series of substantially equal periodic payments is modified before the later of the Annuitant attaining age 59½ or the close of the five year period that began on the Annuity Date, then the tax for the year of the modification is increased by the 10% federal penalty tax, plus interest for the tax years in which the exception was used. A partial withdrawal taken after a series of substantially equal periodic payments has begun will result in the modification of the series of substantially equal payments and therefore will result in the imposition of the 10% federal penalty tax and interest for the period as described above. You should obtain competent tax advice before you take any partial withdrawals from your Contract. Adding Purchase Payments to a Contract that is making substantially equal periodic payments will also result in a modification of the payments.

Distributions from a Qualified Contract must commence no later than the required beginning date. For Roth IRAs, no distributions are required during the Owner’s lifetime. For IRAs other than Roth IRAs, the required beginning date is April 1 of the calendar year following the year in which you attain age 70½. Under a qualified plan, the required beginning date is generally April 1 of the calendar year following the later of the calendar year in which you reach age 70½ or retire. Generally, required minimum distributions must be made over a period not exceeding the life or life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated Beneficiary. If the required minimum distributions are not made, a 50% federal penalty tax is imposed as to the amount not distributed. It is unclear whether a partial withdrawal taken after an Annuity Date will have an adverse impact on the determination of required minimum distributions. If you are attempting to satisfy these rules through partial withdrawals, the present value of future benefits provided under the Contract may need to be included in calculating the amount required to be distributed. If you are receiving Annuity Payments or are age 70½ or older, you should consult with a tax adviser before taking a partial withdrawal.

Allianz Index AdvantageSM Statement of Additional Information – [To be added by pre-effective amendment]

6

DISTRIBUTIONS – NON-QUALIFIED CONTRACTS

You, as the Owner, generally will not be taxed on increases in the value of the Contract until an actual or deemed distribution occurs – either as a withdrawal or as Annuity Payments.

Section 72 of the Code governs treatment of distributions. When a withdrawal from a Non-Qualified Contract occurs, the amount received will generally be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the Contract Value immediately before the distribution over your investment in the Contract (generally, the Purchase Payments or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. In the case of a full withdrawal under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds your investment in the Contract.

If you annuitize the Contract, different rules apply. Periodic installments (for example, Annuity Payments) scheduled to be received at regular intervals (for example, monthly) after you annuitize the Contract should be treated as annuity payments (and not withdrawals) for tax purposes. A portion of each Annuity Payment may be treated as a partial return of your Purchase Payment and will not be taxed. The remaining portion of the payment will be treated as ordinary income. How the Annuity Payment is divided between taxable and non-taxable portions depends upon the period over which we expect to make the payments. Once we have paid your total Purchase Payment(s), the entire Annuity Payment is taxable as ordinary income.

Section 72 of the Code further provides that any amount received under an annuity contract, which is included in income, may be subject to a federal penalty tax. The amount of the federal penalty tax is equal to 10% of the amount that is included in income. Some distributions will be exempt from the federal penalty tax. There is an exception to this 10% federal penalty tax for amounts:

1)	paid on or after you reach age 59½;

2)	paid after you die;

3)	paid if you become totally disabled (as that term is defined in Section 72(m)(7) of the Code);

4)	paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity;

5)	paid as annuity payments under an immediate annuity; or

6)	that come from Purchase Payments made before August 14, 1982.

With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59½ or the close of the five year period that began on the Annuity Date, then the tax for the year of the modification is increased by the 10% federal penalty tax, plus interest, for the tax years in which the exception was used. A partial withdrawal taken after a series of substantially equal periodic payments has begun will result in the modification of the series of substantially equal payments and therefore will result in the imposition of the 10% federal penalty tax and interest for the period as described above. Adding Purchase Payments to a Contract that is making substantially equal periodic payments will also result in a modification of the payments.

REQUIRED DISTRIBUTIONS

Section 72(s) of the Code requires that, to be treated as an annuity contract for federal income tax purposes, a Non-Qualified Contract must contain certain provisions regarding distributions when an Owner dies. Specifically, Section 72(s) requires that: (a) if an Owner dies on or after you annuitize the Contract, but before distribution of the entire Contract’s interest, the entire Contract’s interest must be distributed at least as rapidly as under the distribution method being used as of the Owner’s date of death; and (b) if any Owner dies before you annuitize the Contract, the Contract’s entire interest must be distributed within five years after the Owner’s date of death. These requirements are satisfied as to any part of an Owner’s interest that is payable to, or for the benefit of, a designated Beneficiary and distributed over the designated Beneficiary’s life, or over a period not extending beyond that Beneficiary’s life expectancy, provided that distributions begin within one year of the Owner’s death. The designated Beneficiary refers to an individual designated by the Owner as a Beneficiary and to whom ownership of the Contract passes by reason of death. However, if the designated Beneficiary is the deceased Owner’s surviving spouse, the surviving spouse can continue the Contract as the new Owner.

Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements.

Other rules may apply to Qualified Contracts.

Allianz Index AdvantageSM Statement of Additional Information – [To be added by pre-effective amendment]

7

WITHHOLDING

Annuity distribution recipients are generally subject to federal income tax withholding. Recipients can, however, generally choose not to have this tax withheld unless withholding is required in their state.

“Eligible rollover distributions” from qualified plans are subject to a mandatory 20% federal income tax withholding. An eligible rollover distribution is any distribution to an employee (or employee’s spouse or former spouse as Beneficiary or alternate Payee) from such a plan, except required minimum distributions required by the Code, a series of substantially equal periodic payments made for life or ten years or more, or hardship distributions. The 20% withholding does not apply, however, to nontaxable distributions or if the employee chooses a “direct rollover” from the Contract plan to a qualified plan, IRA, TSA or 403(b) plan, or to a governmental Section 457 plan that agrees to separately account for rollover contributions.

DIVERSIFICATION

Code Section 817(h) imposes diversification standards on the assets underlying variable annuity contracts. The Code provides that a variable annuity contract cannot be treated as an annuity contract for any period during which its investments are not adequately diversified as required by the United States Treasury Department (Treasury Department). If the Contract no longer qualifies as an annuity contract, you would be subject to federal income tax each year with respect to Contract earnings accrued. The Code contains a safe harbor provision which provides that annuity contracts, such as this Contract, meet the diversification standards if, as of the end of each quarter, the Contract’s underlying assets meet the diversification standards for a regulated investment company and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

Treasury regulations (Treasury Reg. 1.817-5) amplify the Code’s diversification standards for variable contracts and provide an alternative to this safe harbor provision. We intend that all Contract Variable Options be managed by the investment advisers so that they comply with these diversification standards.

OWNER CONTROL

The Treasury Department has indicated that the diversification regulations do not provide guidance regarding the circumstances in which an Owner’s control of the Separate Account’s investments may cause the Owner to be treated as the owner of the Separate Account’s assets, which would cause the Contract to lose its favorable tax treatment. In certain circumstances, variable annuity contract owners have been considered for federal income tax purposes to be the owners of the separate account’s assets, due to their ability to exercise investment control over those assets. In this case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area and some of our Contracts’ features, such as the flexibility of an Owner to allocate Purchase Payments and transfer amounts among the Variable Options have not been explicitly addressed in published rulings. While we believe that the Contracts do not give Owners investment control over Separate Account assets, we reserve the right to modify the Contracts as necessary to prevent an Owner from being treated as the owner of the Separate Account assets.

CONTRACTS OWNED BY NON-INDIVIDUALS

When a Non-Qualified Contract is owned by a non-individual (other than a trust holding the Contract as an agent for an individual), the Contract is not generally treated as an annuity for tax purposes. This means that the Contract may not receive the benefits of tax deferral and Contract earnings may be taxed as ordinary income every year.

ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS

The preceding discussion provides general information regarding federal income tax consequences to Owners that are U.S. citizens or residents. Owners that are not U.S. citizens or residents are generally subject to 30% federal withholding tax on distributions, unless a lower treaty rate applies. In addition, Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Owners’ country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state, and foreign taxation with respect to an annuity contract purchase.

Allianz Index AdvantageSM Statement of Additional Information – [To be added by pre-effective amendment]

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INCOME TAX WITHHOLDING

Any part of a distribution that is included in the Owner’s gross income is subject to federal income tax withholding. Generally, we withhold amounts from periodic payments at the same rate as wages, and we withhold 10% from non-periodic payments. However, in most cases, you may elect not to have taxes withheld or to have withholding done at a different rate.

Certain distributions from retirement plans qualified under Code Section 401, that are not directly rolled over to another eligible retirement plan or IRA, are subject to a mandatory 20% federal income tax withholding. The 20% withholding requirement generally does not apply to:

•
a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated Beneficiary, or for a specified period of ten years or more; or

•	required minimum distributions; or

•	any part of a distribution not included in gross income (for example, returns of after-tax contributions); or

•	hardship withdrawals.

Participants should consult a tax adviser regarding withholding requirements.

MULTIPLE CONTRACTS

Code Section 72(e)(12) provides that multiple Non-Qualified deferred annuity contracts issued within the same calendar year to the same owner by one company or its affiliates are treated as one annuity contract for purposes of determining a distribution’s tax consequences. This treatment may result in adverse tax consequences, including more rapid taxation of distribution from combined contracts. For purposes of this rule, contracts received in a Section 1035 exchange are considered issued in the year of the exchange. You should consult a tax adviser before purchasing more than one Non-Qualified Contract in any calendar year period.

PARTIAL 1035 EXCHANGES

Code Section 1035 provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. Historically, it was presumed that only the exchange of an entire contract (as opposed to a partial exchange) would be accorded tax-free status. IRS guidance however, confirmed that the direct transfer of a part of an annuity contract into another annuity contract can qualify as a non-taxable exchange. IRS guidance provides that this direct transfer can go into an existing annuity contract as well as a new annuity contract. If you perform a partial 1035 exchange, please be aware that no distributions or withdrawals can occur from the old or new annuity contract within 180 days of the partial exchange, unless you qualify for an exception to this rule. IRS guidance also provides that certain partial exchanges may not qualify as tax-free exchanges. Therefore, Owners should consult their own tax advisers before partial exchanging an annuity contract.

ASSIGNMENTS, PLEDGES AND GRATUITOUS TRANSFERS

Any assignment or pledge (or agreement to assign or pledge) the Contract Value is treated for federal income tax purposes as a full withdrawal. Qualified Contracts generally cannot be assigned or pledged. The Contract’s tax basis is increased by the amount includible as income with respect to such amount or portion, though it is not affected by any other aspect of the assignment or pledge (including its release). If an Owner transfers a Contract without adequate consideration to a person other than their spouse (or to a former spouse incidental to divorce), the Owner is taxed on the difference between his or her Contract Value and the Contract’s tax basis at the time of transfer and for each subsequent year until the assignment is released. In such case, the transferee’s investment in the Contract is increased to reflect the increase in the transferor’s income.

The transfer or assignment of Contract ownership, the designation of an Annuitant, the selection of certain Annuity Dates, or a Contract exchange may result in other tax consequences that are not discussed here. An Owner should consult a tax adviser before requesting a transfer, assignment, or exchange.

DEATH BENEFITS

Any death benefit is taxable to the recipient as ordinary income. The rules governing the taxation of payments from an annuity contract generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as Annuity Payments. Estate taxes may also apply.

Allianz Index AdvantageSM Statement of Additional Information – [To be added by pre-effective amendment]

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FEDERAL ESTATE TAXES

While no attempt is being made to discuss the Contract’s federal estate tax implications, an Owner should keep in mind the annuity contract’s value payable to a Beneficiary upon the Owner’s death is included in the deceased Owner’s gross estate. Depending on the annuity contract, the annuity’s value included in the gross estate may be the value of the lump sum payment payable to the designated Beneficiary, or the actuarial value of the payments to be received by the Beneficiary. Consult an estate planning adviser for more information.

GENERATION-SKIPPING TRANSFER TAX

The Code may impose a “generation-skipping transfer tax” when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Regulations may require us to deduct this tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

FOREIGN TAX CREDITS

We may benefit from any foreign tax credits attributable to taxes paid by certain funds to foreign jurisdictions to the extent permitted under the federal tax law.

POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative or regulatory changes is uncertain, there is always the possibility that the Contract’s tax treatment could change. Consult a tax adviser with respect to legislative or regulatory developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative or regulatory changes that could otherwise diminish the favorable tax treatment that annuity owners currently receive. We make no guarantee regarding the tax status of any contract and do not intend the above discussion as tax advice.

Allianz Index AdvantageSM Statement of Additional Information – [To be added by pre-effective amendment]

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ANNUITY PAYMENTS

We base Annuity Payments on your Contract Value. We guarantee the dollar amount of Annuity Payments (equal installments) and this amount does not change except as provided under Annuity Option 3. The Contract Value you apply to Annuity Payments is placed in our general account and does not participate in the Variable Options’ performance. Annuity Payments are based on an interest rate and mortality table specified in your Contract. These rates are guaranteed and we cannot use lower rates.

Annuity Payments end upon the earliest of the following.

•	Under Annuity Options 1 and 3, the death of the last surviving Annuitant.

•	Under Annuity Options 2 and 4, the death of the last surviving Annuitant and expiration of the guaranteed period.

•	Under Annuity Option 5, the death of the Annuitant and payment of any lump sum refund.

•	When the Contract ends.

ANNUITY PAYMENT OPTIONS

The Annuity Payment Options are briefly described in prospectus section 10 – The Annuity Phase, and we included additional information that you may find helpful here.

Option 1. Life Annuity. We make Annuity Payments during the life of the Annuitant, and the last payment is the one that is due before the Annuitant’s death. If the Annuitant dies shortly after the Annuity Date, the Payee may receive less than your investment in the Contract.

Option 2. Life Annuity with Payments Over 5, 10, 15 or 20 Years Guaranteed. We make Annuity Payments during the life of the Annuitant. If the Annuitant dies before the end of the selected guaranteed period, we continue to make Annuity Payments to the Payee for the rest of the guaranteed period. If the Payee and Annuitant were the same person, we make payments to the Owner. If the Payee, Annuitant and Owner were the same person, we make payments to the Beneficiary(s). If the Annuitant dies after the selected guaranteed period, the last payment is the one that is due before the Annuitant’s death.

Option 3. Joint and Last Survivor Annuity. We make Annuity Payments during the lifetimes of the Annuitant and the joint Annuitant. Upon the death of one Annuitant, Annuity Payments to the Payee continue during the lifetime of the surviving joint Annuitant, at a level of 100%, 75% or 50% of the previous amount, as selected by the Owner. Annuity Payments stop with the last payment that is due before the last surviving joint Annuitant’s death. If both Annuitants die shortly after the Annuity Date, the Payee may receive less than your investment in the Contract.

Option 4. Joint and Last Survivor Annuity with Payments Over 5, 10, 15 or 20 Years Guaranteed. We make Annuity Payments during the lifetimes of the Annuitant and the joint Annuitant. Upon the death of one Annuitant, Annuity Payments continue to the Payee during the lifetime of the surviving joint Annuitant at 100% of the amount that was paid when both Annuitants were alive. However, if both joint Annuitants die before the end of the selected guaranteed period, we continue to make Annuity Payments to the Payee for the rest of the guaranteed period. If the Payee and Annuitant were the same person, we make payments to the Owner. If the Payee, Annuitant and Owner were the same person, we make payments to the Beneficiary(s). If the Annuitant dies after the selected guaranteed period, the last payment is the one that is due before the Annuitant’s death.

Option 5. Refund Life Annuity. We make Annuity Payments during the lifetime of the Annuitant, and the last payment is the one that is due before the Annuitant’s death. After the Annuitant’s death, the Payee may receive a lump sum refund. The refund is equal to the amount applied to this Annuity Option minus the total of all Annuity Payments made under this option.

Allianz Index AdvantageSM Statement of Additional Information – [To be added by pre-effective amendment]

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APPENDIX – DEATH OF THE OWNER AND/OR ANNUITANT

The following tables are intended to help you better understand what happens upon the death of any Owner and/or Annuitant under the different portions of the Contract.

UPON THE DEATH OF A SOLE OWNER
Action if the Contract is in the Accumulation Phase	Action if the Contract is in the Annuity Phase
•   We pay a death benefit to the Beneficiary. For a description of the death benefit and payout options, see prospectus section 11, Death Benefit - Death Benefit Payment Options During the Accumulation Phase.
•   If the deceased Owner was the Determining Life and the surviving spouse Beneficiary continues the Contract, we increase the Contract Value to equal  total Purchase Payments adjusted for withdrawals (if greater), the Traditional Death Benefit ends, the surviving spouse becomes the new Owner, and the Accumulation Phase continues for the remainder of their lifetime. If the deceased Owner was not the Determining Life the Traditional Death Benefit is not available.
•   Upon the surviving spouse’s death, his or her Beneficiary(s) receives the Contract Value.

•   The Beneficiary becomes the Payee.
•   If the deceased was not an Annuitant, Annuity Payments to the Payee continue. No death benefit is payable.
•   If the deceased was the only surviving Annuitant, Annuity Payments end or continue as follows.
–   Annuity Option 1  or 3, payments end.
–   Annuity Option 2 or 4, payments end when the guaranteed period expires.
–   Annuity Option 5,  payments end and the Payee may receive a lump sum refund.
•   If the deceased was an Annuitant and there is a surviving joint Annuitant, Annuity Payments to the Payee continue during the lifetime of the surviving joint Annuitant. No death benefit is payable.

UPON THE DEATH OF A JOINT OWNER
Action if the Contract is in the Accumulation Phase	Action if the Contract is in the Annuity Phase
•   The surviving Joint Owner is the sole primary Beneficiary. If the Joint Owners were spouses there may also be contingent Beneficiaries.
•   We pay a death benefit to the surviving Joint Owner. If both Joint Owners die before we pay the death benefit, we pay any contingent Beneficiaries, or the estate of the Joint Owner who died last if there are no contingent Beneficiaries. For a description of the death benefit and payout options, see prospectus section 11, Death Benefit - Death Benefit Payment Options During the Accumulation Phase.
•   If the surviving Joint Owner is the deceased’s spouse, he or she may be able to continue the Contract instead of receiving a death benefit payout. If the deceased Joint Owner was the Determining Life and the surviving spouse Joint Owner continues the Contract, we increase the Contract Value to equal total Purchase Payments adjusted for withdrawals (if greater), the Traditional Death Benefit ends, the surviving spouse becomes the new Owner, and the Accumulation Phase continues for the remainder of their lifetime. If the deceased Joint Owner was not the Determining Life the Traditional Death Benefit is not available.
•   Upon the surviving spouse’s death, his or her Beneficiary(s) receives the Contract Value.

•   The surviving Joint Owner becomes the sole Owner.
•   If the deceased was not an Annuitant, Annuity Payments to the Payee continue. No death benefit is payable.
•   If the deceased was the only surviving Annuitant, Annuity Payments end or continue as follows.
–  Annuity Option 1  or 3, payments end.
–  Annuity Option 2 or 4, payments end when the guaranteed period expires.
–  Annuity Option 5,  payments end and the Payee may receive a lump sum refund.
•   If the deceased was an Annuitant and there is a surviving joint Annuitant, Annuity Payments to the Payee continue during the lifetime of the surviving joint Annuitant. No death benefit is payable.

Allianz Index AdvantageSM Statement of Additional Information – [To be added by pre-effective amendment]

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UPON THE DEATH OF THE SOLE ANNUITANT
Action if the Contract is in the Accumulation Phase	Action if the Contract is in the Annuity Phase
•   If the Contract is owned by a non-individual (for example, a qualified plan or a trust), we treat the death of the Annuitant as the death of an Owner; we pay the Beneficiary(1) a death benefit, and a new Annuitant cannot be named.
•   If the deceased Annuitant was not an Owner, and the Contract is owned only by an individual(s), we do not pay a death benefit. The Owner can name a new Annuitant subject to our approval.
•   If the deceased Annuitant was a sole Owner, we pay the Beneficiary(1) a death benefit.
•   If the deceased Annuitant was a Joint Owner and there is a surviving Joint Owner, the surviving Joint Owner is the sole primary Beneficiary. If the Joint Owners were spouses, there may also be contingent Beneficiaries. We pay a death benefit to the surviving Joint Owner.(2)
•   For a description of the death benefit and payout options, see prospectus section 11, Death Benefit - Death Benefit Payment Options During the Accumulation Phase.

•   If the deceased was the only surviving Annuitant, Annuity Payments end or continue as follows.
–  Annuity Option 1  or 3, payments end.
–  Annuity Option 2 or 4, payments end when the guaranteed period expires.
–  Annuity Option 5,  payments end and the Payee may receive a lump sum refund.
•   If the deceased was a sole Owner, the Beneficiary becomes the Owner if the Contract continues.
•   If the deceased was a Joint Owner, the surviving Joint Owner becomes the sole Owner if the Contract continues.

(1)  If the Beneficiary is the deceased’s spouse, he or she may be able to continue the Contract instead of receiving a death benefit payout. If the deceased was the Determining Life and the surviving spouse continues the Contract, Contract Value to equal total Purchase Payments adjusted for withdrawals (if greater), the Traditional Death Benefit ends, the surviving spouse becomes the new Owner, and the Accumulation Phase continues for the remainder of their lifetime. If the deceased was not the Determining Life the Traditional Death Benefit is not available. If the deceased was the Annuitant and the Owner was a non-individual, the surviving spouse becomes the new Owner upon Contract continuation.
(2)  If the surviving Joint Owner is the deceased’s spouse, he or she may be able to continue the Contract instead of receiving a death benefit payout. If the deceased Joint Owner was the Determining Life and the surviving spouse Joint Owner continues the Contract, we increase the Contract Value to equal total Purchase Payments adjusted for withdrawals (if greater), the Traditional Death Benefit ends, the surviving spouse becomes the new Owner, and the Accumulation Phase continues for the remainder of their lifetime. If the deceased Joint Owner was not the Determining Life the Traditional Death Benefit is not available.If both Joint Owners die before we pay the death benefit, we pay any contingent Beneficiaries, or the estate of the Joint Owner who died last if there are no contingent Beneficiaries.

UPON THE DEATH OF THE ANNUITANT DURING THE ANNUITY PHASE AND THERE IS A SURVIVING JOINT ANNUITANT
•   Only Annuity Options 3 and 4 allow joint Annuitants. Under Annuity Options 3 and 4, Annuity Payments to the Payee continue during the lifetime of the surviving joint Annuitant and, for Annuity Option 4, during any remaining guaranteed period of time.
• No death benefit is payable. • If the deceased was a sole Owner, the Beneficiary becomes the Owner. • If the deceased was a Joint Owner, the surviving Joint Owner becomes the sole Owner.

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PART C – OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

a.	Financial Statements
The following financial statements of the Company are incorporated by reference as exhibit EX-99.A. from Post-Effective Amendment No. 3 to Registrant’s Form N-4 (File Nos. 333-182987 and 811-05618) electronically filed on April 8, 2013. They are also included in the prospectus filed in Part A of this Registration Statement.

1.	Report of Independent Registered Public Accounting Firm
2.	Consolidated Balance Sheets – December 31, 2012 and 2011
3.	Consolidated Statements of Operations – Years ended December 31, 2012, 2011, and 2010
4.	Consolidated Statements of Comprehensive Income – Years ended December 31, 2012, 2011, and 2010
5.	Consolidated Statements of Stockholder's Equity – Years ended December 31, 2012, 2011, and 2010
6.	Consolidated Statements of Cash Flows – Years ended December 31, 2012, 2011, and 2010
7.	Notes to Consolidated Financial Statements – December 31, 2012 and 2011
8.	Supplemental Schedules:
	–	Schedule I – Summary of Investments – Other than Investments in Related Parties
	–	Schedule II – Supplementary Insurance Information
–
Schedule II – Supplementary Insurance Information-amended, incorporated by reference as exhibit EX-99.A.8. from Post-Effective Amendment No. 4 to Registrant’s Form N-4 (File Nos. 333-182987 and 811-05618) electronically filed on April 11, 2013.

	–	Schedule III – Reinsurance
The following financial statements of the Variable Account are incorporated by reference as exhibit EX-99.A. from Post-Effective Amendment No. 3 to Registrant’s Form N-4 (File Nos. 333-182987 and 811-05618) electronically filed on April 8, 2013.

1.	Report of Independent Registered Public Accounting Firm
2.	Statements of Assets and Liabilities – December 31, 2012
3.	Statements of Operations – For the year ended December 31, 2012
4.	Statements of Changes in Net Assets – For the year ended December 31, 2012 and 2011
5.	Notes to the Financial Statements – December 31, 2012
b.	Exhibits
1.	a.
Resolution of Board of Directors of the Company authorizing the establishment of the Separate Account, dated May 31, 1985 incorporated by reference as exhibit EX-99.B1. from Registrant's initial filing on Form N-4 (File Nos. 333-06709 and 811-05618), electronically filed on June 25, 1996.

b.
Resolution of Board of Directors of the Company authorizing registration of the Allianz Index Advantage annuity and establishment of a new separate account, dated December 11, 2012, incorporated by reference as exhibit EX-99.B1. from Registrant's initial filing on Form N-4 (File Nos. 333-185866 and 811-05618), electronically filed on January 3, 2013.

2.	Not Applicable
3.	a.
Principal Underwriter Agreement by and between North American Life and Casualty Company on behalf of NALAC Financial Plans, Inc. dated September 14, 1988 incorporated by reference as exhibit EX-99.B3.a. from Pre-Effective Amendment No.1 to Registrant's Form N-4 (File Nos. 333-06709 and 811-05618), electronically filed on December 13, 1996.
(North American Life and Casualty Company is the predecessor to Allianz Life Insurance Company of North America. NALAC Financial Plans, Inc., is the predecessor to USAllianz Investor Services, LLC, which is the predecessor to Allianz Life Financial Services, LLC.)

b.
Broker-Dealer Agreement (amended and restated) between Allianz Life Insurance Company of North America and Allianz Life Financial Services, LLC, dated June 1, 2010 incorporated by reference as exhibit EX-99B3b. from Pre-Effective Amendment No. 1 to Registrant's Form N-4 (File Nos. 333-166408 and 811-05618), electronically filed on September 24, 2010.

c.
The current specimen of the selling agreement between Allianz Life Financial Services, LLC, the principal underwriter for the Contracts, and retail brokers which offer and sell the Contracts to the public is incorporated by reference as exhibit EX-99.B3.b. from Registrant's initial filing on Form N-4 (File Nos. 333-134267 and 811-05618), electronically filed on May 19, 2006.The underwriter has executed versions of the agreement with approximately 2,100 retail brokers.

4.	a.*	Individual Variable Annuity Contract-L40538
	b.*	Contract Schedule Pages-S40875, S40876, S40877
	c.*	Index Performance Strategy Crediting Rider-S40878
	d.*	Index Protection Strategy Crediting Rider-S40879
	e.*	Traditional Death Benefit Rider-S40880
c.
Inherited IRA/Roth IRA Endorsement-S40713 incorporated by reference as exhibit EX-99.B4.q. from Pre-Effective Amendment No. 1 to Registrant's Form N-4 (File Nos. 333-134267 and 811-05618), electronically filed on September 25, 2006.

d.
Roth IRA Endorsement-S40342 incorporated by reference as exhibit EX-99.B4.l. from Pre-Effective Amendment No. 1 to Registrant's Form N-4 (File Nos. 333-134267 and 811-05618), electronically filed on September 25, 2006.

e.
IRA Endorsement-S40014 incorporated by reference as exhibit EX-99.B4.g. from Pre-Effective Amendment No.1 to Registrant's Form N-4 (File Nos. 333-82329 and 811-05618), electronically filed on December 30, 1999.

f.
Unisex Endorsement-(S20146) incorporated by reference as exhibit EX-99.B4.h. from Pre-Effective Amendment No.1 to Registrant's Form N-4 (File Nos. 333-82329 and 811-05618), electronically filed on December 30, 1999.

g.
Pension Plan and Profit Sharing Plan Endorsement-S20205 incorporated by reference as exhibit EX-99.B4.i. from Pre-Effective Amendment No.1 to Registrant's Form N-4 (File Nos. 333-82329 and 811-05618), electronically filed on December 30, 1999.

5.	a.*	Application for Ind. Var. Annuity Contract-F40538
6.	(i).
The Restated Articles of Incorporation of the Company (as amended August 1, 2006) incorporated by reference as exhibit EX-99.B6.i. from Pre-Effective Amendment No. 1 to Registrant's Form N-4 (File Nos. 333-166408 and 811-05618), electronically filed on September 24, 2010.

(ii).
The Restated Bylaws of the Company (as amended August 1, 2006) incorporated by reference as exhibit EX-99.B6.ii. from Pre-Effective Amendment No. 1 to Registrant's Form N-4 (File Nos. 333-166408 and 811-05618), electronically filed on September 24, 2010.

7.	Not Applicable
9.*	Opinion and Consent of Counsel
10.**	Consent of Independent Registered Public Accounting Firm
11.	Not Applicable
12.	Not Applicable
13.	a.	Powers of Attorney, incorporated by reference as exhibit EX-99.B13.a.. from Registrant's initial filing on Form N-4 (File Nos. 333-185866 and 811-05618), electronically filed on January 3, 2013.

*	Filed herewith
**	To be filed by amendment
ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

Unless noted otherwise, all officers and directors have the following principal business address:
5701 Golden Hills Drive
Minneapolis, MN 55416-1297
The following are the Officers and Directors of the Company:

Name and Principal Business Address	Positions and Offices with Depositor
Walter R. White	Director, President and Chief Executive Officer
Giulio Terzariol	Director, Senior Vice President and Chief Financial Officer
Thomas P. Burns	Senior Vice President, Chief Distribution Officer
Neil H. McKay	Senior Vice President, Chief Actuary
Gretchen Cepek	Senior Vice President, Secretary and General Counsel
Carsten Quitter	Senior Vice President, Chief Investment Officer
Cathy Mahone	Senior Vice President, Chief Administrative Officer
Nancy E. Jones	Senior Vice President, Chief Marketing Officer
Patrick L. Nelson	Vice President, Chief Suitability Officer
Nicole A. Scanlon	Vice President, Controller
Gary C. Bhojwani	Director and Chairman of the Board
Michael P. Sullivan 500 IDS Center 80 South 8th Street Minneapolis, MN 55402	Director
Dale E. Lauer 14103 205th Ave. NE Woodinville, WA 98077	Director
Marna C. Whittington 2959 Barley Mill Yorklyn, DE 19736	Director
ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Insurance Company organizational chart is incorporated by reference from Registrant's Post-Effective No. 9 to Form N-4 File Nos. 333-171427 and 811-05618 filed electronically on June 7, 2012.

ITEM 27. NUMBER OF CONTRACT OWNERS

As of April 17, 2013 there were 0 qualified and 0 non-qualified Allianz Index Advantage Contract Owners with Contracts in the Separate Account.

ITEM 28. INDEMNIFICATION

The Bylaws of the Insurance Company provide:
ARTICLE XI. INDEMNIFICATION OF DIRECTORS, OFFICERS AND EMPLOYEES
SECTION 1. RIGHT TO INDEMNIFICATION:
(a)
Subject to the conditions of this Article and any conditions or limitations imposed by applicable law, the Corporation shall indemnify any employee, director or officer of the Corporation (an "Indemnified Person") who was, is, or in the sole opinion of the Corporation, may reasonably become a party to or otherwise involved in any Proceeding by reason of the fact that such Indemnified Person is or was:

	(i)	a director of the Corporation; or
	(ii)	acting in the course and scope of his or her duties as an officer or employee of the Corporation; or
	(iii)	rendering Professional Services at the request of and for the benefit of the Corporation; or
(iv)
serving at the request of the Corporation as an officer, director, fiduciary or member of another corporation, association, committee, partnership, joint venture, trust, employee benefit plan or other enterprise (an "Outside Organization").

(b)	Notwithstanding the foregoing, no officer, director or employee shall be indemnified pursuant to these bylaws under the following circumstances:
	(i)	in connection with a Proceeding initiated by such person, in his or her own personal capacity, unless such initiation was authorized by the Board of Directors;
	(ii)	if a court of competent jurisdiction finally determines that any indemnification hereunder is unlawful;
	(iii)	for acts or omissions involving intentional misconduct or knowing and culpable violation of law;
(iv)
for acts or omissions that the Indemnified Person believes to be contrary to the best interests of the Corporation or its shareholders or that involve the absence of good faith on the part of the Indemnified Person;

	(v)	for any transaction for which the Indemnified Person derived an improper personal benefit;
(vi)
for acts or omissions that show a reckless disregard for the Indemnified Person's duty to the Corporation or its shareholders in circumstances in which the Indemnified Person was aware or should have been aware, in the ordinary course of performing the Indemnified Person's duties, of the risk of serious injury to the Corporation or its shareholders;

	(vii)	for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the Indemnified Person's duties to the Corporation or its shareholders;
	(viii)	in circumstances where indemnification is prohibited by applicable law;
(ix)
in the case of service as an officer, director, fiduciary or member of an Outside Organization, where the Indemnified Person was aware or should have been aware that the conduct in question was outside the scope of the assignment as contemplated by the Corporation.

SECTION 2. SCOPE OF INDEMNIFICATION:
(a)
Indemnification provided pursuant to Section 1(a)(iv) shall be secondary and subordinate to indemnification or insurance provided to an Indemnified Person by an Outside Organization or other source, if any.

(b)
Indemnification shall apply to all reasonable expenses, liability and losses, actually incurred or suffered by an Indemnified Person in connection with a Proceeding, including without limitation, attorneys' fees and any expenses of establishing a right to indemnification or advancement under this article, judgments, fines, ERISA excise taxes or penalties, amounts paid or to be paid in settlement and all interest, assessments and other charges paid or payable in connection with or in respect of such expense, liability and loss.

(c)
Such indemnification shall continue as to any Indemnified Person who has ceased to be an employee, director or officer of the Corporation and shall inure to the benefit of his or her heirs, estate, executors and administrators.

SECTION 3. DEFINITIONS:
(a)	"Corporation" for the purpose of Article XI shall mean Allianz Life Insurance Company of North America and all of its subsidiaries.
(b)
"Proceeding" shall mean any threatened, pending, or completed action, suit or proceeding whether civil, criminal, administrative, investigative or otherwise, including actions by or in the right of the Corporation to procure a judgment in its favor.

(c)
"Professional Services" shall mean services rendered pursuant to (i) a professional actuarial designation, (ii) a license to engage in the practice of law issued by a State Bar Institution or (iii) a Certified Public Accountant designation issued by the American Institute of Certified Public Accountants.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted for directors and officers or controlling persons of the Insurance Company pursuant to the foregoing, or otherwise, the Insurance Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Insurance Company of expenses incurred or paid by a director, officer or controlling person of the Insurance Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

a.	Allianz Life Financial Services, LLC (previously USAllianz Investor Services, LLC) is the principal underwriter for the Contracts. It also is the principal underwriter for:
Allianz Life Variable Account A
Allianz Life of NY Variable Account C
b.	The following are the officers (managers) and directors (Board of Governors) of Allianz Life Financial Services, LLC. All officers and directors have the following principal business address:
5701 Golden Hills Drive
Minneapolis, MN 55416-1297

Name	Positions and Offices with Underwriter
Robert DeChellis	Governor, Chief Executive Officer and President
Thomas Burns	Governor
Catherine A. Mahone	Governor
Giulio Terzariol	Governor
Kristine Starkman	Chief Compliance Officer
Jasmine Jirele	Chief Operating Officer and Senior Vice President
Angie Forsman	Vice President, Chief Financial Officer
Robert Densmore	Senior Vice President
Corey Walther	Senior Vice President
Michael Brandriet	Senior Vice President
Jennifer Sosniecki	Money Laundering Prevention Officer
Michael G. Brennan	Vice President, Compliance
Steve Miller	Assistant Vice President
Theodore C. Cadwell, Jr.	Secretary
Tracy M. Hardy	Assistant Secretary

c.	For the period 1-1-2012 to 12-31-2012
Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption	Brokerage Commissions	Compensation
Allianz Life Financial Services, LLC	$256,459,224.79	$0	$0	$0
The $256,459,224.79 that Allianz Life Financial Services, LLC received from Allianz Life as commissions on the sale of Contracts issued under Allianz Life Variable Account B was subsequently paid entirely to the third party broker/dealers that perform the retail distribution of the Contracts and, therefore, no commission or compensation was retained by Allianz Life Financial Services, LLC.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

Allianz Life Insurance Company of North America, at 5701 Golden Hills Drive, Minneapolis, Minnesota 55416, maintains physical possession of the accounts, books or documents of the Variable Account required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder.

ITEM 31. MANAGEMENT SERVICES

Not Applicable

ITEM 32. UNDERTAKINGS

a.
Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

b.
Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

c.	Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

REPRESENTATIONS

Allianz Life Insurance Company of North America ("Company") hereby represents that the fees and charges deducted under the Contract in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, as amended, Allianz Life Insurance Company of North America on behalf of the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized in the City of Minneapolis and State of Minnesota, on this 17th day of April, 2013.

ALLIANZ LIFE VARIABLE ACCOUNT B
(Registrant)

By: ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
(Depositor)

By: /s/ STEWART D. GREGG
Stewart D. Gregg
Senior Securities Counsel

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
(Depositor)

By: WALTER R. WHITE*
Walter R. White
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 17th day of April, 2013.

Signature	Title
Gary C. Bhojwani*	Director and Chairman of the Board
Walter R. White*	Director, President & Chief Executive Officer
Giulio Terzariol*	Director, Senior Vice President and Chief Financial Officer
Michael P. Sullivan*	Director
Dale E. Lauer*	Director
Marna C. Whittington*	Director
*	By Power of Attorney incorporated by reference as exhibit EX-99.B13.a. from Registrant's initial filing on Form N-4 (File Nos. 333-185866 and 811-05618), electronically filed on January 3, 2013.

By: /s/ STEWART D. GREGG
Stewart D. Gregg
Senior Securities Counsel

EXHIBITS TO PRE-EFFECTIVE AMENDMENT NO. 1 TO FORM N-4

(FILE NOS. 333-185866 AND 811-05816)

 ALLIANZ LIFE VARIABLE ACCOUNT B

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

INDEX TO EXHIBITS
EX-99.B4.a.	Individual Variable Annuity Contract-L40538
EX-99.B4.b.	Contract Schedule Pages-S40875, S40876, S40877
EX-99.B4.c.	Index Performance Strategy Crediting Rider-S40878
EX-99.B4.d.	Index Protection Strategy Crediting Rider-S40879
EX-99.B4.e.	Traditional Death Benefit Rider-S40880
EX-99.B5.a.	Application for Ind. Var. Annuity Contract-F40538
EX-99.B9.	Opinion and Consent of Counsel
EX-99.B10.	Consent of Independent Registered Public Accounting Firm [To be filed by amendment]